                                               Filed Pursuant to Rule 424(B)(3)
                                                     Registration No. 333-84984
PROSPECTUS

             [LOGO] Mohegan Sun         [LOGO] THE MOHEGAN TRIBE
                                                       MUNDO WIGO
                                 $250,000,000

                        Mohegan Tribal Gaming Authority
                               Offer To Exchange
                    8% Senior Subordinated Notes due 2012,
             Which Have Been Registered Under the Securities Act,
                          For Any And All Outstanding
                     8% Senior Subordinated Notes due 2012
     Interest Payable April 1 and October 1, Beginning on October 1, 2002

   The Authority is offering to exchange its registered 8% senior subordinated notes, which the Authority refers to as the exchange notes, for all of its outstanding unregistered 8% senior subordinated notes, which the Authority refers to as the outstanding notes. The Authority refers to the exchange notes and the outstanding notes collectively as the notes. The terms of the exchange notes are substantially identical to the terms of the outstanding notes except that the exchange notes are registered under the Securities Act of 1933 and, therefore, are freely transferable.

--------------------------------------------------------------------------------

                     Material Terms of the Exchange Offer

             .  The exchange offer      .  You may only tender
                will expire at 5:00        the outstanding notes
                p.m., New York City        in denominations of
                time, on June 27,          $1,000 and multiples
                2002, unless extended.     of $1,000.
                However, in no event
                will the exchange       .  The exchange of notes
                offer be open for more     should not be a
                than 30 business days.     taxable exchange for
                                           U.S. federal income
                                           tax purposes.

             .  You may withdraw        .  The exchange offer is
                tenders of outstanding     subject to customary
                notes at any time          conditions.
                before the expiration
                of the exchange offer.

             .  The Authority will not  .  If you fail to tender
                receive any proceeds       your outstanding
                from the exchange          notes, you will
                offer.                     continue to hold
                                           unregistered
                                           securities and your
                                           ability to transfer
                                           them could be
                                           adversely affected.

                               -----------------

    Please see "Risk Factors" beginning on page 14 for a discussion of factors that you should consider in connection with the exchange offer.

   Each broker-dealer that receives exchange notes pursuant to an exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. If the broker-dealer acquired the outstanding notes as a result of market making or other trading activities, such broker-dealer may use the prospectus for the exchange offer, as supplemented or amended, in connection with resales of the exchange notes.

   The Authority is not making this exchange offer in any state or jurisdiction where it is not permitted.

   None of the National Indian Gaming Commission, the U.S. Securities and Exchange Commission or any other federal or state agency has approved or disapproved of the notes to be distributed in the exchange offer, nor have any of these organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                 The date of this prospectus is May 23, 2002.

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                               TABLE OF CONTENTS

                                                                       Page
                                                                       ----
Prospectus Summary....................................................   1
Cautionary Note Regarding Forward-Looking Statements..................  13
Risk Factors..........................................................  14
The Exchange Offer....................................................  24
Use of Proceeds.......................................................  33
Capitalization........................................................  34
Selected Financial Data...............................................  35
Management's Discussion and Analysis of Financial Condition and
  Results of Operations...............................................  37
Business..............................................................  61
Description of Material Agreements....................................  71
The Authority.........................................................  77
Certain Relationships and Related Transactions........................  81
The Tribe.............................................................  84
Government Regulation.................................................  86
Description of Other Indebtedness.....................................  90
Description of the Exchange Notes.....................................  94
Plan of Distribution.................................................. 135
Legal Matters......................................................... 135
Experts............................................................... 135
Where You Can Get More Information.................................... 136
Index to Financial Statements......................................... F-1

   You should rely only on the information contained in this prospectus. The Authority has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Authority is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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                              PROSPECTUS SUMMARY

   This summary highlights selected information contained elsewhere in this prospectus. Because it is a summary, it does not contain all of the information that is important to you. This summary is qualified in its entirety by the more detailed information that is contained elsewhere in this prospectus, including the Authority's financial statements, the notes thereto and the other financial data contained herein. You should carefully read this prospectus and the Letter of Transmittal in their entirety, particularly the section entitled "Risk Factors," and the financial statements and the related notes to those statements. References in this prospectus to the "Authority" are to the Mohegan Tribal Gaming Authority. The term "Tribe" refers to the Mohegan Tribe of Indians of Connecticut. The terms "we," "us," and "our" refer to the Tribe and the Authority, collectively. The term "exchange notes" refers to the 8% Senior Subordinated Notes due 2012 being offered by the Authority in this exchange offer. The term "outstanding notes" refers to the Authority's currently outstanding 8% Senior Subordinated Notes due 2012 that may be exchanged for the exchange notes. The term "notes" refers to the outstanding notes and the exchange notes, collectively. The term "Indenture" refers to the indenture that applies to both the outstanding notes and the exchange notes. The term "Bank Credit Facility" refers to the Authority's senior secured bank credit facility, as amended by Amendments No. 1, 2 and 3 thereto. The term "SEC" refers to the Securities and Exchange Commission.

The Tribe and the Authority

   The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation located in southeastern Connecticut. Under the Indian Gaming Regulatory Act of 1988, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a gaming compact with the state in which they operate. See "Government Regulation--The Indian Gaming Regulatory Act of 1988--Tribal-State Compacts." The Tribe and the State of Connecticut have entered into such a compact that has been approved by the United States Secretary of the Interior, which the Authority refers to in this prospectus as the Mohegan Compact. The Tribe's gaming operation is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. The Tribe has established an instrumentality, the Authority, with the exclusive power to conduct and regulate gaming activities on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut. The Authority is governed by a Management Board, consisting of the same nine members of the Mohegan Tribal Council. The Authority is the issuer of both the outstanding notes and the exchange notes.

Mohegan Sun

   In October 1996, the Authority opened a gaming and entertainment complex known as Mohegan Sun. Mohegan Sun is situated in southeastern Connecticut on a 240-acre site on the Tribe's reservation overlooking the Thames River with direct access from Routes I-395 and 2A via a four-lane access road constructed by the Authority. Mohegan Sun is located approximately 125 miles from New York City and approximately 100 miles from Boston, Massachusetts. The Authority is currently engaged in a major expansion of Mohegan Sun known as Project Sunburst. The first phase of Project Sunburst, the Casino of the Sky, which includes increased gaming, restaurant and retail space and an entertainment arena, opened on September 25, 2001. The remaining components, including the majority of a 1,200 room luxury hotel and approximately 100,000 square feet of convention space, opened in April 2002 with full completion of construction expected by the end of June 2002.

   Mohegan Sun operates in an approximately 1.9 million square foot facility which includes the following two casinos:

   Casino of the Earth. The Casino of the Earth, the original casino at Mohegan Sun, has approximately 176,500 square feet of gaming space and offers:

    . approximately 3,655 slot machines, 158 table games (including blackjack, roulette, craps, baccarat, pai gow tiles and let it ride) and 42 poker tables;

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

    . food and beverage amenities, including three full-service themed fine dining restaurants, a 680-seat buffet, a New York style delicatessen, a 24-hour coffee shop, a ten-station food court featuring international and domestic cuisine and multiple service bars for a total of approximately 1,888 restaurant seats;

    . an approximately 10,000 square foot, 350-seat lounge featuring live entertainment seven days a week;

    .  an approximately 9,000 square foot simulcasting race book facility;

    .  an approximately 3,000 square foot, 50-seat Keno lounge; and

    . three retail shops providing shopping opportunities ranging from souvenirs to clothing to cigars.

   Casino of the Sky. The Casino of the Sky, which opened on September 25, 2001, has approximately 119,000 square feet of gaming space and offers:

    . approximately 2,564 slot machines and 82 table games (including blackjack, roulette, craps, baccarat, Spanish 21 and blackjack bonanza);

    . food and beverage amenities, including two full-service restaurants, three quick-service restaurants, a 350-seat buffet and four lounges operated by Mohegan Sun, as well as four full-service and three quick-service restaurants operated by third-parties, for a total of approximately 1,088 restaurant seats;

    .  the Mohegan Sun Arena with seating for up to 10,000;

    .  a 300-seat cabaret;

    .  an arcade-style recreation area and a child care facility; and

    . the Shops at Mohegan Sun containing approximately 30 different retail shops, five of which are owned by the Authority.

   For the year ended September 30, 2001, Mohegan Sun had approximately 8.0 million guests and net revenues of $786.6 million, which constituted an increase of 5.3% in the number of guests and an increase of $47.3 million, or 6.4%, in net revenues over the year ended September 30, 2000. For the six months ended March 31, 2002, Mohegan Sun had approximately 4.4 million guests and net revenues of $476.2 million, which constituted an increase of 17.9% in the number of guests and an increase of $105.3 million, or 28.4%, in net revenues over the six months ended March 31, 2001.

   Additionally, Mohegan Sun had a gross daily slot win per unit per day of $471 and gross slot revenues of $578.4 million for the year ended September 30, 2001, as compared to $488 and $540.3 million, respectively, for the year ended September 30, 2000. For the six months ended March 31, 2002, Mohegan Sun had a gross daily slot win per unit per day of $298 and gross slot revenues of $336.6 million, as compared to $484 and $267.2 million, respectively, for the six months ended March 31, 2001.

   The Authority's Adjusted EBITDA, which represents earnings before interest, income taxes, depreciation and amortization, as adjusted, to reflect pre-opening costs and certain other non-operating income/expense, for the year ended September 30, 2001 increased by $2.2 million, or 0.9%, to $256.2 million from $254.0 million for the year ended September 30, 2000. For the six months ended March 31, 2002 and 2001, the Authority's Adjusted EBITDA were $118.5 million and $115.4 million, respectively. For a description of EBITDA and Adjusted EBITDA, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Explanation of Financial Statement Captions--EBITDA and Adjusted EBITDA."

   Mohegan Sun currently has parking spaces for approximately 10,165 guests and 3,075 employees. In addition, the Authority operates an approximately 4,000 square foot, 20-pump gasoline and convenience center located adjacent to Mohegan Sun.


                                      2

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Additional Mohegan Sun Enhancements

   In addition to Project Sunburst, the Authority has scheduled the following capital improvements to the Mohegan Sun facility:

   Parking Garages. The Authority is constructing the Indian Summer Garage, which will provide approximately 2,700 additional parking spaces. The approved budget for the construction of the Indian Summer Garage is $65.0 million. Construction began on the Indian Summer Garage in July 2001, and the Authority anticipates that the project will be completed in June 2002. A second parking garage, the Thames Garage, which provides approximately 1,700 additional parking spaces, was completed in April 2002 for approximately $25.0 million.

   Project Sunburst Utilities. The Authority is constructing various utility upgrades and enhancements needed to support Project Sunburst. These improvements originally were to be financed entirely by the Tribe from the proceeds of a tax-exempt financing. The Tribe, however, subsequently received an opinion from its outside legal counsel advising it that a portion of the costs for these improvements will not qualify for tax-exempt financing. Therefore, the Authority paid for this portion of the total costs, which equaled approximately $35.0 million. These improvements were completed concurrently with the opening of certain components of Project Sunburst in April 2002.

Other Reservation Enhancement

   Child Development Center. The Tribe is constructing a 36,000 square foot employee day care facility which will enhance the benefits and services provided to employees of both the Tribe and of the Authority. The project is expected to cost approximately $10.0 million. The Authority originally paid $1.1 million of the facility's cost; however, that amount was later fully reimbursed by the Tribe. Construction began in November 2001, and the Tribe anticipates that the project will be completed in January 2003.

Strategy

   The Authority's overall strategy is to profit from expanding demand in the gaming market in the northeastern United States. Mohegan Sun's initial success has resulted primarily from guests living within 100 miles of Mohegan Sun. Based upon Mohegan Sun's results and experience to date, the Authority believes that the gaming market in the northeastern United States is strong and that there is significant demand for additional amenities. The Authority expects to develop Mohegan Sun into a full-scale entertainment and destination resort and believes that this strategy will increase the number of guests and lengthen their stays at Mohegan Sun. See "Business--Strategy."

Market

   Mohegan Sun and the Foxwoods Resort Casino, or Foxwoods, are the only two legally authorized gaming operations offering both traditional slot machines and table games in the northeastern United States outside of Atlantic City, New Jersey, which is approximately 260 miles from Mohegan Sun. Foxwoods, operated by the Mashantucket Pequot Tribe under procedures approved by the United States Department of the Interior, is located approximately 10 miles from Mohegan Sun and is currently the largest gaming facility in the United States in terms of total gaming positions. Based on the size and success of Foxwoods and the rapid growth of Mohegan Sun, the Authority believes that the gaming market in the northeastern United States remains underserved. See "Business--Market."

Address and Telephone Number

   The Authority's mailing address is One Mohegan Sun Boulevard, Uncasville, CT 06382 and its telephone number is (860) 862-8000.


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

                              Recent Developments

Cost of Completing Project Sunburst

   The Tribe recently received a notification from Trading Cove Associates, or TCA, the developer of Project Sunburst, indicating that the cost of completing Project Sunburst is estimated to be $1.0 billion, excluding capitalized interest, which represents an increase of $40.0 million over the previous estimate of $960.0 million. TCA indicated that the $40.0 million increase is comprised of (i) $18.0 million in additional improvements and upgrades to the Casino of the Sky, such as decor and access road improvements and upgrades to the surveillance system, (ii) $10.0 million relating to enhancements to Todd English's Tuscany, a restaurant located in the Casino of the Sky, and the addition of a radio station and several retail shops, and (iii) $12.0 million in additional costs incurred as a result of the acceleration of the opening of the Casino of the Sky and the delay in the full completion of the Mohegan Sun hotel, both of which resulted in an increase of overtime construction labor costs. Mohegan Sun currently anticipates that it will obtain $25.0 million in operating lease financing to fund a portion of the cost overrun. The Authority will fund the remaining $15.0 million of the cost overrun from the annual capital expenditure budget as permitted by its Bank Credit Facility. As a result, the Authority expects that it will increase its 2002 annual capital expenditures from $15.0 to the maximum authorized spending of $35.0 million. See "Business--Project Sunburst."

                         SUMMARY OF THE EXCHANGE OFFER

The Exchange Offer..........  The Authority is offering to exchange $1,000 principal amount of its exchange notes, which have been registered under the Securities Act of 1933, or the Securities Act, for each $1,000 principal amount of its unregistered outstanding notes. The Authority issued the outstanding notes on February 20, 2002 in a private offering.

                              In order for your outstanding notes to be exchanged, you must properly tender them before the expiration of the exchange offer. All outstanding notes that are validly tendered and not validly withdrawn will be exchanged. The Authority will issue the exchange notes on or promptly after the expiration of the exchange offer.

                              Outstanding notes may be tendered for exchange in whole or in part in integral multiples of $1,000 principal amount.

Registration Rights
   Agreement................  The Authority sold the outstanding notes on
                              February 20, 2002 to a group of initial
                              purchasers which included Banc of America
                              Securities LLC, Salomon Smith Barney Inc., Fleet Securities, Inc., SG Cowen Securities Corporation, Commerzbank Capital Markets Corp., McDonald Investments Inc., Wells Fargo Brokerage Services, LLC and Credit Lyonnais Securities
                              (USA). Simultaneously with that sale, the Authority signed a registration rights agreement, which is referred to in this prospectus as the Registration Rights Agreement, with these initial purchasers relating to the outstanding notes which requires the Authority to conduct this exchange offer.

                              You have the right under the Registration Rights Agreement to exchange your outstanding notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy this right. After the exchange offer is complete, you will no longer be entitled to any exchange or registration rights with respect to your outstanding notes.

                              For a description of the procedures for tendering outstanding notes, see "The Exchange Offer--Procedures for Tendering Outstanding Notes."

Consequences of Failure to
  Exchange Your Outstanding
  Notes.....................  If you do not exchange your outstanding notes for exchange notes in the exchange offer, the restrictions on transfer provided in the outstanding notes and in the Indenture will still apply to your outstanding notes. In general, the outstanding notes may not be offered or sold unless registered or exempt from registration under the Securities Act, or in a transaction not subject to the Securities Act and applicable state securities laws. The Authority does not plan to register the outstanding notes under the Securities Act.

Expiration Date.............  The exchange offer will expire at 5:00 p.m., New
                              York City time, on June 27, 2002. This will be the expiration date unless extended by the Authority. If the Authority does extend the exchange offer, the expiration date will be the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days. See "The Exchange Offer--Expiration Date; Extensions; Amendments."

Conditions to the Exchange
  Offer.....................  The exchange offer is subject to conditions which the Authority may waive in its sole discretion. The exchange offer is not conditioned upon any minimum principal amount of outstanding notes being tendered for exchange. See "The Exchange Offer--Conditions to the Exchange Offer."

                              The Authority reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time:

                               . to delay the acceptance of the outstanding notes;

                               . to terminate the exchange offer if specified conditions have not been satisfied;

                               . to extend the expiration date of the exchange offer and retain all tendered outstanding notes, subject, however, to the right of tendering holders to withdraw their tender of outstanding notes; and

                               . to waive any condition or otherwise amend the terms of the exchange offer in any respect.

                              See "The Exchange Offer--Expiration Date;
                              Extensions; Amendments."

Procedures for Tendering
  Outstanding Notes.........  If you wish to tender your outstanding notes for exchange, you must:

                               . complete and sign the Letter of Transmittal according to the instructions contained in the Letter of Transmittal; and

                               . forward the Letter of Transmittal by mail, facsimile transmission or hand delivery, together with any other required documents, to the exchange agent, either with the outstanding notes to be tendered or in compliance with the specified procedures for guaranteed delivery of such outstanding notes.

                              If you hold outstanding notes through The
                              Depository Trust Company, or DTC, and wish to accept the exchange offer, you must do so through DTC's Automated Tender Offer Program, or ATOP, pursuant to which you will agree to be bound by the Letter of Transmittal. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

                              By executing or agreeing to be bound by the Letter of Transmittal, you will be making a number of important representations to the Authority, as described under the "The Exchange Offer--Purpose and Effect of the Exchange Offer."

                              Please do not send your Letter of Transmittal or certificates representing your outstanding notes to the Authority. Those documents should be sent only to the exchange agent. Questions regarding how to tender your outstanding notes and requests for information should be directed to the exchange agent. See "The Exchange Offer--Exchange Agent."

Special Procedures for
  Beneficial Owners.........  If your outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, the Authority urges you to contact such person promptly if you wish to tender your outstanding notes. See "The Exchange Offer--Procedures for Tendering Outstanding Notes."

Withdrawal Rights...........  You may withdraw the tender of your outstanding notes at any time before the expiration date. To do this, you should deliver a written notice of your withdrawal to the exchange agent according to the withdrawal procedures described under the heading "The Exchange Offer--Withdrawal Rights."

Resales of Exchange Notes...  The Authority believes that you will be able to offer for resale, resell or otherwise transfer the exchange notes issued in the exchange offer without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

                               . you are acquiring the exchange notes in the ordinary course of your business;

                               .  you are not participating, and have no
                                  arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

                               .  you are not an affiliate of the Authority.

                              The Authority's belief is based on
                              interpretations by the Staff of the SEC, set forth in the no-action letters of Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Staff of the SEC has not considered this exchange offer in the context of a no-action letter, and the Authority cannot assure you that the Staff of the SEC would make a similar determination with respect to this exchange offer. See "The Exchange Offer--Purpose and Effect of the Exchange Offer" for additional representations that are required.

                              If the Authority's belief is not accurate and you transfer an exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from such requirements, you may incur liability under the Securities Act.

                              The Authority does not and will not assume, or indemnify you against, such liability.

                              Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes which were acquired by such broker-dealer as a result of market-making or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. A broker-dealer may use this prospectus for an offer to sell, resale or other transfer of exchange notes. See "Plan of Distribution."

Exchange Agent..............  The exchange agent for the exchange offer for the outstanding notes is State Street Bank and Trust Company. The address and the telephone and facsimile numbers of the exchange agent are shown in "The Exchange Offer--Exchange Agent" section of this prospectus and in the Letter of Transmittal.

Use of Proceeds.............  The Authority will not receive any cash proceeds from the issuance of the exchange notes offered hereby. See "Use of Proceeds."

United States Federal Income
  Tax Consequences..........  Your acceptance of the exchange offer and the related exchange of your outstanding notes for exchange notes will not be a taxable exchange for United States federal income tax purposes. You should not recognize any taxable gain or loss or any interest income as a result of the exchange. See "The Exchange Offer--United States Federal Income Tax Consequences."

   See "The Exchange Offer" for more detailed information concerning the exchange offer.

                  SUMMARY OF THE TERMS OF THE EXCHANGE NOTES

   The exchange offer relates to the exchange of up to $250.0 million principal amount of exchange notes for up to an equal principal amount of outstanding notes. The form and terms of the exchange notes are substantially identical to the form and terms of the outstanding notes, except the exchange notes will be registered under the Securities Act. Therefore, the exchange notes will not bear legends restricting their transfer. The exchange notes will evidence the same debt as the outstanding notes. The outstanding notes and the exchange notes are governed by the same Indenture.

Issuer......................  The Authority.

Securities Offered..........  $250 million in total principal amount of 8%
                              Senior Subordinated Notes due 2012.

Maturity....................  April 1, 2012.

Interest Payment Dates......  April 1 and October 1, beginning on October 1,
                              2002.

Ranking.....................  The exchange notes will be subordinated in right of payment to all of the Authority's existing and future senior indebtedness, including the Authority's 8 1/8% Senior Notes due 2006, which the Authority refers to as the Senior Notes, and the Bank Credit Facility. The exchange notes will rank equally with all of the Authority's existing and future senior subordinated indebtedness, including the Authority's existing 8 3/4% Senior Subordinated Notes due 2009, which the Authority refers to as 8 3/4% Senior Subordinated Notes, and 8 3/8% Senior Subordinated Notes due 2011, which the Authority refers to as the 8 3/8% Senior Subordinated Notes, and senior to all of the Authority's subordinated indebtedness. The Authority refers to the 8 3/4% Senior Subordinated Notes and 8 3/8% Senior Subordinated Notes collectively as the Existing Senior Subordinated Notes.

                              Assuming the Authority had fully drawn all possible amounts available under the Bank Credit Facility as of the date of this prospectus, then as of the date of this prospectus, the exchange notes would have been:

                               .  subordinated to up to $400.0 million of
                                  senior secured debt available under the Bank
                                  Credit Facility;

                               . subordinated to $200.0 million in principal amount of the Senior Notes;

                               . subordinated in a liquidation, bankruptcy or similar proceeding to 50% of the Authority's payment obligations under its relinquishment agreement with TCA that are then due and owing (see "Description of Other Indebtedness--Relinquishment Agreement with
                                  Trading Cove Associates");

                               .  ranked equally to the 8 3/4% Senior
                                  Subordinated Notes;

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

                               .  ranked equally to the 8 3/8% Senior
                                  Subordinated Notes;

                               .  ranked equally to the outstanding notes; and

                               . ranked equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms.

                              The assets of the Tribe or its affiliates other than the Authority will not be available for the creditors of the Authority and will not be available to pay the exchange notes.

Optional Redemption.........  On or after April 1, 2007, the Authority may redeem some or all of the exchange notes at any time at the redemption prices listed in "Description of the Exchange Notes--Optional Redemption."

Mandatory Offer to
   Repurchase...............  If the Authority undertakes specific kinds of asset sales or experiences specific kinds of changes of control, it must offer to repurchase the exchange notes as more fully described in "Description of the Exchange Notes--Repurchase at the Option of Holders."

Special Redemption..........  The Authority may redeem a holder's notes or require a holder to dispose of the notes if (1) any gaming regulatory authority requires such holder to be licensed or otherwise qualified under applicable gaming laws in order for the Authority to maintain any of its gaming licenses or franchises and (2) the holder does not obtain such license or qualification within the required time periods. Any such redemption or sale will be at the prices listed in "Description of the Exchange Notes--Optional Redemption."

Basic Covenants of the
  Indenture.................  The Authority will issue the exchange notes under an existing indenture with State Street Bank and Trust Company, as trustee. This Indenture, among other things, restricts the Authority's ability to:

                               .  incur additional indebtedness;

                               .  pay dividends or make other distributions;

                               .  make investments;

                               .  use assets as security in other transactions;
                                  and

                               . sell certain assets or merge with or into another person.

                              These covenants are subject to important exceptions and qualifications. For more details, see "Description of the Exchange
                              Notes--Covenants."

Transfer Restrictions.......  Once registration of the exchange notes is effective, the exchange notes generally will be freely transferable. See "Description of the Exchange Notes--Exchange Offer; Registration Rights."

Use of Proceeds.............  The Authority will not receive any cash proceeds from the issuance of the exchange notes. See "Use of Proceeds."

                                 Risk Factors

   See "Risk Factors" beginning on page 14 for a discussion of specific factors that you should consider carefully before tendering any outstanding notes for exchange notes.

                            SUMMARY FINANCIAL DATA

   The following summary financial data should be read together with the section entitled "Selected Financial Data" and the Authority's financial statements and the related notes included in this prospectus beginning on page F-1. You also should read the following information in conjunction with the sections in this prospectus entitled "Capitalization," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Unless otherwise indicated, dollar amounts shown in the following table are in thousands.

                                                                                                  As of or for the Six
                                                       As of or for the Fiscal Years Ended       Months Ended March 31,
                                                                  September 30,                        (Unaudited)
                                                     ------------------------------------     -------------------------
                                                          2001          2000         1999          2002           2001
                                                     ----------     --------     --------     ----------     ----------
Operating Results:
   Gross revenues................................... $  857,977     $809,314     $725,510     $  507,746     $  405,900
   Promotional allowances...........................    (71,372)     (70,044)     (56,827)       (31,588)       (35,030)
                                                     ----------     --------     --------     ----------     ----------
   Net revenues..................................... $  786,605     $739,270     $668,683     $  476,158     $  370,870
                                                     ----------     --------     --------     ----------     ----------
   Income from operations........................... $  264,477     $195,514     $ 66,675     $   77,569     $   98,590
   Other income (expense), net......................    (59,038)(1)  (48,906)(1)  (66,355)(1)    (49,965)(2)    (29,266)(2)
   Loss from discontinued operations................       (591)        (674)        (812)            --           (527)
   Extraordinary items..............................         --           --      (38,428)(3)         --             --
                                                     ----------     --------     --------     ----------     ----------
   Net income (loss)(4)............................. $  204,848     $145,934     $(38,920)    $   27,604     $   68,797
                                                     ==========     ========     ========     ==========     ==========
   Ratio of earnings to fixed charges(5)............       4.1x         3.7x         1.0x           1.6x           3.4x
                                                     ==========     ========     ========     ==========     ==========
Other Data:
   Interest expense, net............................ $   25,060     $ 37,799     $ 55,595     $   31,946     $   11,815
   Capital expenditures............................. $  626,350     $288,278     $ 62,795     $  216,820     $  235,838
   Net cash flows provided by operating activities.. $  187,679     $194,845     $144,724     $   58,417     $   76,831
Balance Sheet Data:
   Total assets..................................... $1,452,735     $885,379     $914,962     $1,654,689     $1,069,389
   Long-term debt and capital lease obligations..... $  909,514     $506,391     $519,298     $1,099,000     $  631,671

--------
(1) For the fiscal years ended September 30, 2001, 2000 and 1999 includes other income (expense) of $35.8 million, $23.1 million and $22.0 million, respectively, of accretion of relinquishment liability discount under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 13 to the Authority's audited financial statements on page F-18 which are included in this prospectus.
(2) For the six months ended March 31, 2002 and March 31, 2001, includes other income (expense) of $18.2 million and $17.9 million, respectively, of accretion of relinquishment liability discount under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 6 to the Authority's unaudited financial statements on page F-31 which are included in this prospectus.
(3) Includes expense of $33.7 million related to the tender premium of the $175 million senior secured notes and $5.2 million write-off of financing fees, net of $500,000 forgiveness of debt.
(4) The Authority adopted Statement of Financial Accounting Standards No. 142 on October 1, 2001. Net income (loss), exclusive of the amortization of the Authority's trademark, was $208.3 million, $150.2 million and ($36.3) million for the years ended September 30, 2001, 2000 and 1999, respectively, and $27.6 million and $70.5 million for the six months ended March 31, 2002 and 2001, respectively. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--New Accounting Pronouncements."
(5) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

             CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains statements about future events, including, without limitation, information relating to plans for future expansion and other business development activities as well as other capital spending, financing sources and the effects of regulation (including gaming and tax regulation) and competition. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements are not based on historical facts but rather reflect our current expectations concerning future results and events. These forward-looking statements generally can be identified by use of statements that include phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will" or other similar words or phrases. Similarly, statements that describe the Authority's objectives, plans or goals are or may be forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause the Authority's actual results, performance or achievements to be different from any future results, performance or achievements expressed or implied by these statements. You should review carefully all of the information, including the financial statements, included in this prospectus.

   In addition to the risk factors described under the heading "Risk Factors," the following important factors could affect future results, causing actual results to differ materially from those expressed in the Authority's forward-looking statements:

    . the expansion and construction activities associated with the final stage of Project Sunburst and related upgrades and amenities;

    . the financial performance of the Casino of the Earth, the Casino of the Sky, the hotel and the convention center;

    .  the Authority's dependence on existing management;

    . the Authority's leverage and ability to meet its debt service obligations;

    .  increased competition from new or existing gaming operations;

    .  general domestic and global economic conditions;

    .  changes in federal or state tax laws or the administration of such laws;

    . changes in gaming laws or regulations (including the potential legalization of gaming in a number of jurisdictions); and

    . maintenance of licenses required under gaming laws and regulations and construction permits and approvals required under applicable laws and regulations.

These factors and the other risk factors discussed in this prospectus are not necessarily all of the important factors that could cause the Authority's actual results to differ materially from those expressed in any of its forward-looking statements. Other unknown or unpredictable factors also could have material adverse effects on the Authority's future results. The forward-looking statements included in this prospectus are made only as of the date of this prospectus. The Authority does not have and does not undertake any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. All subsequent written and oral forward-looking statements attributable to the Authority or persons acting on behalf of the Authority are expressly qualified in their entirety by the factors discussed above. The Authority cannot assure you that projected results or events will be achieved.

                                 RISK FACTORS

   You should consider carefully the following risk factors, as well as all other information contained in this prospectus, before deciding whether to tender your outstanding notes for exchange notes pursuant to the exchange offer.

Risks Related to the Authority's Business

   The Authority's substantial indebtedness could adversely affect its financial health and prevent it from fulfilling its obligations with respect to the exchange notes.

   The Authority currently has and will continue to have a significant amount of indebtedness. As of March 31, 2002, the Authority had outstanding long-term debt totaling approximately $1.1 billion. In addition, the Authority had borrowing capacity under the Bank Credit Facility of up to $400.0 million, of which $199.0 million was outstanding on March 31, 2002. On February 20, 2002, the Authority used the net proceeds from the issuance of the outstanding notes to repay a portion of the outstanding balance under the Bank Credit Facility. In addition, on March 26, 2002, the Authority received the requisite consent of its lenders for Amendment No. 3 to its Bank Credit Facility. The amendment reduced the lenders' commitment from $500.0 million to $400.0 million effective March 26, 2002, and changed the first subsequent scheduled commitment reduction date to September 30, 2002 from March 31, 2002. See "Capitalization" and "Description of Other Indebtedness--Bank Credit Facility."

   If the Authority had fully drawn all possible amounts available under the Bank Credit Facility, its total debt and capital lease obligations would have been approximately $1.3 billion as of March 31, 2002. See "--Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, then the senior debt will be paid before any payment may be made with respect to the exchange notes."

   The Authority's substantial indebtedness and other obligations could have important consequences to you. For example, they could:

    . make it more difficult for the Authority to satisfy its debt service obligations with respect to the exchange notes;

    . increase the Authority's vulnerability to adverse economic and industry conditions;

    . require the Authority to dedicate a substantial portion of its cash flow from operations to payments on its indebtedness, thereby reducing the availability of its cash flow to fund working capital, capital expenditures and other general operating requirements, including those with respect to Project Sunburst;

    . limit the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry, which may place the Authority at a disadvantage compared to its competitors that have less debt thereby hurting the Authority's results of operations and its ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness; and

    . limit, along with the financial and other restrictive covenants in the Authority's other indebtedness, its ability to borrow additional funds.

   Mohegan Sun's failure to generate sufficient cash flow could prevent the Authority from fulfilling its debt service obligations with respect to the exchange notes.

   The Authority relies on revenues from the gaming operations of Mohegan Sun to meet its debt service obligations. Such operations are subject to many financial, economic, political, competitive and regulatory factors beyond the Authority's control. If Mohegan Sun is unable to generate sufficient cash flow, the Authority may be unable to meet its debt service obligations with respect to the exchange notes and its other outstanding indebtedness. The Authority could be required to reduce or delay planned capital expenditures, including completion of Project Sunburst, dispose of some of its assets and/or seek to restructure some or all of its debt. The Authority cannot assure you that any of these alternatives would not have a material adverse effect on the Authority's operations.

   Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, the senior debt will be paid before any payment may be made with respect to the exchange notes.

   In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority, holders of the exchange notes will participate with trade creditors and all other holders of senior subordinated indebtedness in the assets remaining after the Authority has paid all of its senior debt, including the Senior Notes and the Bank Credit Facility. However, because the Indenture requires that amounts otherwise payable to the holders of the exchange notes in a bankruptcy or similar proceeding be paid to the holders of designated senior debt instead, the holders of the exchange notes may receive less, ratably, than the holders of trade payables in any such proceedings. Therefore, if the Authority does not have sufficient funds to pay all of its creditors, the holders of the exchange notes will likely receive less, ratably, than the holders of senior debt and holders of trade payables.

   Assuming the Authority had fully drawn all possible amounts under the Bank Credit Facility, the exchange notes would have been subordinated to approximately $600.0 million of senior debt as of March 31, 2002. Subject to provisions in the Indenture and the other instruments to which the Authority is a party, the Authority may be able to borrow substantial additional indebtedness, including senior debt, in the future.

   In the event of a liquidation, bankruptcy or a similar proceeding, the exchange notes also are subordinated to 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but are effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms and have no blockage rights as designated senior debt under the Authority's indentures. In addition, the exchange notes rank equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but are effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms. See "Description of Other Indebtedness--Relinquishment Agreement with Trading Cove Associates" and "Description of the Exchange Notes."

   If the Authority is not able to compete successfully with existing and potential competitors, it may not be able to generate sufficient cash flow to make payments on the exchange notes.

   Due to various federal and state laws, casino gaming in the northeastern United States may be conducted only in Atlantic City, New Jersey, or by federally recognized Indian tribes operating under federal Indian gaming law or on cruise ships in international waters.

  Existing Competitors

   Mohegan Sun currently competes primarily with Foxwoods and, to a lesser extent, with casinos in Atlantic City, New Jersey. Foxwoods, operated by the Mashantucket Pequot Tribe, is approximately 10 miles from Mohegan Sun and is the largest gaming facility in the United States in terms of total gaming positions. In addition, Foxwoods offers a number of amenities that Mohegan Sun only recently began to offer to its guests, including hotel accommodations and a convention center. The majority of the Mohegan Sun 1,200 room hotel and 100,000 square foot convention center opened in April 2002. Foxwoods has been in operation for approximately ten years and may have greater financial resources and greater operating experience than the Authority or the Tribe.

   Mohegan Sun also currently faces competition from several casinos and gaming facilities located on Indian tribal lands in the State of New York. In addition, other Indian tribes have announced potential casino projects in the State of New York which, if completed, will add significant casino space and hotel rooms to the northeastern United States market.

   When Project Sunburst is completed, the Authority also intends to compete for customers more directly with casinos in Atlantic City, New Jersey, and to a lesser extent with other gaming resorts including those on the Gulf Coast of Mississippi and in Las Vegas, Nevada. Many of these casinos and resorts currently have greater resources and name recognition than Mohegan Sun.

  Potential New Competitors

   Several groups of individuals in Connecticut and Massachusetts are seeking federal recognition as Indian tribes with the announced intent of establishing gaming operations in or near Connecticut. Some of these groups have publicized the existence of financial backers for the construction of gaming facilities. A number of states, including Connecticut, Massachusetts and New York, also have investigated legalizing casino gaming by non-Indians in one or more locations. The Authority cannot predict whether any of these individual groups or other efforts to legalize casino gaming will succeed in establishing gaming operations, and if established, whether such proliferation of gaming operations will have a material adverse effect on the Authority's operations and its ability to meet its debt service obligations with respect to the exchange notes.

   Your ability to enforce your rights against the Authority is limited by the Tribe's and the Authority's sovereign immunity. If you are unable to enforce your rights, you may lose your entire investment in the exchange notes.

   Although the Tribe and the Authority each have sovereign immunity and may not be sued without their respective consents, both the Tribe and the Authority have granted a limited waiver of sovereign immunity and consent to suit in connection with the exchange notes, the Indenture and the other documents related to the exchange notes. Such waiver includes suits against the Authority to enforce its obligation to repay the exchange notes. Generally, waivers of sovereign immunity have been held to be enforceable against Indian tribes. In the event that such waiver of sovereign immunity by the Tribe and the Authority is held to be ineffective, the holders of the exchange notes could be precluded from judicially enforcing their rights and remedies. With limited exceptions, the Tribe and the Authority have not waived sovereign immunity from private civil suits, including violations of the federal securities laws. For this reason, an investor may not have any remedy against the Authority or the Tribe for violations of federal securities laws.

   Disputes relating to the exchange notes and the Indenture may be brought in a federal or state court that has jurisdiction over the matter. However, federal courts may not exercise jurisdiction over disputes not arising under federal law, and the state courts may not exercise jurisdiction over disputes arising on the Mohegan reservation. In addition, the Tribe's Constitution has established a special court, the Gaming Disputes Court, to rule on disputes with respect to Mohegan Sun, including any disputes relating to the exchange notes and the Indenture. The federal and state courts, under the doctrines of comity and exhaustion of tribal remedies, may be required to (1) defer to the jurisdiction of the Gaming Disputes Court or (2) require that any plaintiff exhaust its remedies in the Gaming Disputes Court before bringing any action in a federal or state court. Thus, there may be no federal or state court forum with respect to a dispute relating to the exchange notes or the Indenture.

   The Tribe's Constitution, which established the Authority and the Gaming Disputes Court, currently has a provision that prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands.

However, this provision and the provisions establishing the Authority and the Gaming Disputes Court could be amended by the Tribe's registered voters to affect adversely the ability of the holders of the exchange notes to enforce the obligations of the Authority on the exchange notes.

   Your rights as a creditor are limited to the assets of the Authority.

   The Authority is exclusively liable for the payments on the exchange notes. The assets of the Tribe and its affiliates other than the Authority will not be available to pay the exchange notes. Therefore, your rights as a creditor in a bankruptcy, liquidation or reorganization or similar proceeding would be limited to the assets of the Authority, and you would have no right to the assets of the Tribe or those of its other affiliates.

   Neither the Tribe nor the Authority may be subject to the federal bankruptcy laws, which could impair the ability of the holders of the exchange notes to be repaid from the sale of the Authority's assets if the Authority is unwilling or unable to meet its debt service obligations.

   The Tribe and the Authority may not be subject to the federal bankruptcy laws. Thus, no assurance can be given that, if an event of default occurs under the Indenture, any forum will be available to the holders of the exchange notes other than the Gaming Disputes Court. In such court, there are presently no guiding precedents for the interpretation of Tribal law. Any execution of a judgment of the Gaming Disputes Court will require the cooperation of the Tribe's officials in the exercise of their police powers. Thus, to the extent that a judgment of the Gaming Disputes Court must be executed on Tribal lands, the practical realization of any benefit of such a judgment will be dependent upon the willingness and ability of Tribal officials to carry out such judgment. In addition, the land on which the casino facility is located is owned by the United States in trust for the Tribe, and creditors of the Authority or the Tribe may not foreclose upon or obtain title to the land

   Restrictions in the Indenture, the Bank Credit Facility and the other indentures to which the Authority is a party may impose limits on the Authority's ability to pursue its business strategies.

   The Indenture, the Bank Credit Facility and the other indentures to which the Authority is a party contain customary operating and financial restrictions that limit its discretion on various business matters. These restrictions include covenants limiting its ability to:

    .  incur additional debt;

    .  grant liens;

    .  make investments;

    .  sell assets;

    .  pay dividends and other distributions;

    .  make capital expenditures; and

    .  enter into transactions with affiliates.

   The Bank Credit Facility also requires the Authority to mainain a fixed charge coverage ratio and not to exceed certain ratios of senior indebtedness and total leverage to EBITDA (earnings before interest, taxes, depreciation and amortization) as defined in the Bank Credit Facility. If these ratios are not maintained or are exceeded, as applicable, it may be impossible for the Authority to borrow additional funds to meet its obligations. See "Description of Other Indebtedness--Bank Credit Facility."

   These restrictions may reduce the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry in general and thereby hurt its results of operations and its ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness.

   Additionally, a failure by the Authority to comply with covenants in its debt instruments could result in an event of default which, if not cured or waived, could have a material adverse effect on the Authority and could result in the acceleration of all then-outstanding amounts of such debt and an inability to make debt service payments under the exchange notes. See "Description of the Exchange Notes--Covenants."

   The Authority's obligations under the Relinquishment Agreement could adversely affect its financial health and prevent it from fulfilling its debt service obligations under the exchange notes.

   Pursuant to the terms of the Relinquishment Agreement, the Authority is required, among other things, to pay to TCA five percent of the revenues generated by Mohegan Sun and Project Sunburst during the 15-year period which commenced on January 1, 2000. See "Description of Other Indebtedness--Relinquishment Agreement with Trading Cove Associates." The Authority paid $24.5 million in Senior Relinquishment Payments during the six months ended March 31, 2002. Of the $24.5 million in relinquishment payments for the six months ended March 31, 2002, $6.4 million represents principal amounts and the remaining $18.1 million is payment for the accretion of interest. As of March 31, 2002, relinquishment payments earned but unpaid were $12.5 million. During the six months ended March 31, 2001, the Authority paid $21.0 million in Senior Relinquishment Payments. Of the $21.0 million in relinquishment payments for the six months ended March 31, 2001, $6.3 million represents principal amounts and the remaining $14.7 million is payment for the accretion of interest.

   This obligation consumes a significant portion of the Authority's revenues that might otherwise be available to fund working capital, capital expenditures and other general operating requirements. As a result, the Authority's flexibility in planning for, or reacting to, changes in its business and the gaming industry in general is reduced. This may place the Authority at a disadvantage compared to its competitors that do not have such an obligation and thereby hurt its results of operations and its ability to meet its debt service obligations with respect to the exchange notes and its other indebtedness. The Relinquishment Agreement also contains operating and financial restrictions similar to those contained in the Indenture, the Bank Credit Facility and the other indentures that govern the Authority's long-term debt obligations.

   Failure to complete Project Sunburst within its revised budget and on time with minimal disruption to existing operations or continued increases in the budget to complete Project Sunburst could adversely affect the financial health of the Authority.

   The anticipated remaining construction costs and completion dates for Project Sunburst are based on budgets, design documents and schedule estimates prepared by TCA for the Authority, as revised and updated from time to time, with the assistance of architects and contractors. Construction projects such as Project Sunburst are inherently subject to significant development and construction risks and uncertainties. These include, but are not limited to, the following:

    .  necessary or desirable changes or increases in scope of the project;

    .  additional necessary upgrades and enhancements to the project;

    .  labor disputes;

    .  shortages of material and skilled labor;

    .  weather interference;

    .  engineering problems;

    . environmental problems (including asbestos, lead and hazardous waste removal);

    .  fire, flood and other natural disasters; and

    . geological, construction, demolition, excavation, regulatory and/or equipment problems.

   All of these risks and others could cause unanticipated cost increases.

   A major portion of Project Sunburst was completed with the opening on September 25, 2001 of the Casino of the Sky, the Shops at Mohegan Sun and Mohegan Sun Arena. The remaining components, including a majority of the 1,200 room Mohegan Sun luxury hotel and approximately 100,000 square feet of convention space, opened in April 2002, with full completion of construction expected by the end of June 2002. We cannot assure you that the uncompleted portion of Project Sunburst will begin operations on time or that construction costs for Project Sunburst will not exceed its budget. In fact, TCA recently informed the Authority that the total cost of completing Project Sunburst is estimated to be $1.0 billion, which represents an increase of $40.0 million over the previous estimate of $960.0 million. See "Business--Project Sunburst." If the Authority fails to complete Project Sunburst within the revised budget or on schedule, or continues to experience increases to the budget for the completion of Project Sunburst, Mohegan Sun's operations and the Authority's financial condition may be materially adversely affected, which could prevent the Authority from meeting its debt service obligations with respect to the exchange notes.

   Furthermore, although construction activities related to Project Sunburst have been planned in a manner so as to minimize disruption, construction noise and debris and the temporary closing of some of the facilities, such activities may disrupt Mohegan Sun's current operations. Unexpected construction delays could exacerbate or magnify these disruptions. We cannot assure you that construction of Project Sunburst will not have a material adverse effect on the Authority's results of operations and thereby affect the Authority's ability to meet its debt service obligations with respect to the exchange notes.

   A continued downturn in the regional economy could negatively impact the Authority's financial performance.

   Ninety-five percent of Mohegan Sun's patrons arrive via automobile and are assumed to work or live in the northeastern United States. Moderate or severe economic downturns or adverse conditions in the northeastern United States may negatively affect the Authority's operations. During periods of economic contraction, the Authority's revenues may decrease while some of its costs remain fixed, resulting in decreased earnings. This is because the gaming and other leisure activities that the Authority offers are discretionary expenditures and participation in such activities may decline during economic downturns because consumers have less disposable income. Even an uncertain economic outlook may adversely affect consumer spending in the Authority's gaming operations and related facilities, because consumers spend less in anticipation of a potential economic downturn. Accordingly, the Authority's business, assets, financial condition and results of operations could be adversely affected if the regional economic conditions continue to weaken.

   Because the gaming industry in the State of Connecticut has experienced seasonal fluctuations in the past, the Authority may also experience seasonal variations in its revenue and operating results that could adversely affect the Authority's cash flow.

   The gaming industry in the State of Connecticut has experienced seasonal fluctuations, with the heaviest gaming activity occurring between July and October. Similarly, the heaviest gaming activity has occurred at Mohegan Sun between July and October. As a result of this seasonal fluctuation, the Authority will likely continue to experience seasonal variation in its quarterly revenue and operating results that could result in decreased cash flow during periods in which gaming activity is relatively low. These variations in quarterly revenue and operating results could adversely affect the Authority's overall financial condition.

   Mohegan Sun is subject to the risks of a new business.

   Although Mohegan Sun has been in operation since October 12, 1996, the addition of a hotel and other new and untested amenities has many of the same risks inherent in the establishment of a new business enterprise. The Authority's lack of operating history in these new ventures could lead to service disruptions and other operational and financial issues that may adversely affect the Authority's future operating results and its ability to meet its debt service obligations with respect to the exchange notes.

   Negative conditions affecting, and seasonal nature of, the lodging industry may have an adverse affect on the Authority's revenue and cash flow.

   Once the hotel is completed, fully operational and has stabilized, the Authority will depend on the revenue generated from the hotel, together with the revenue generated from Mohegan Sun, to meet its debt obligations and fund its operations. Revenue generated from the operation of the hotel is subject to conditions affecting the lodging industry in general, and, as a result, the Authority's cash flow and financial performance may be affected not only by the conditions in the gaming industry, but also by those in the lodging industry. Some of these conditions are as follows:

    .  changes in the national, regional and local economic climate;

    .  changes in local conditions such as an oversupply of hotel properties;

    .  decreases in the level of demand for hotel rooms and related services;

    . the attractiveness of the Authority's hotel to consumers and competition from comparable hotels;

    .  cyclical over-building in the hotel industry;

    .  changes in travel patterns;

    . changes in room rates and increases in operating costs due to inflation and other factors; and

    .  the need to periodically repair and renovate the hotel.

   Adverse changes in these conditions could adversely affect the hotel's profitability and, hence, the Authority's financial performance.

   In addition, the hotel industry is seasonal in nature, which means that the hotel may experience a decrease in the number of guests and amount of revenue during particular periods during the year where there is limited travel. As a result, the hotel's profitability may not be stable throughout the year and may cause the Authority's cash flow to be adversely affected during these periods.

   The risks associated with operating a substantially expanded facility and managing its growth could have a material adverse effect on Mohegan Sun's future performance.

   When Project Sunburst is completed, Mohegan Sun will have significantly larger gaming facilities, entertainment venues and retail space, as well as new hotel and convention facilities. There can be no assurance that the Authority will be successful in integrating the new casino and resort into Mohegan Sun's current operations or in managing the expanded resort. The failure to integrate and manage the new services and amenities successfully could have a material adverse effect on the Authority's results of operations and on its ability to meet its debt service obligations with respect to the exchange notes.

   The loss of a key management member could have a material adverse effect on Mohegan Sun.

   Mohegan Sun's success depends in large part on the continued service of key management personnel, particularly William Velardo, the Authority's President and General Manager, Mitchell Etess, the Authority's Executive Vice President of Marketing and Jeffrey Hartmann, the Authority's Executive Vice President of Finance and Chief Financial Officer. The loss of the services of one or more of these individuals or other key personnel could have a material adverse effect on the Authority's business, operating results and financial condition.

   The Authority may be subject to material environmental liability as a result of possibly incomplete remediation of known environmental hazards and the existence of unknown environmental hazards.

   The site on which Mohegan Sun is located was formerly occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. Prior to the decommissioning of United Nuclear Corporation facilities on the site, extensive remediation of contaminated soils and additional investigations were completed. The site currently meets federal and state remediation requirements. Notwithstanding the foregoing, we cannot assure you that:

    . the various environmental reports or any other existing environmental studies revealed all environmental liabilities;

    . any prior owners or tenants did not create any material environmental condition not known to us;

    . future laws, ordinances or regulations will not impose any material environmental liability; or

    .  a material environmental condition does not otherwise exist on the site.

   Any of the above could have a material adverse effect upon the Authority's future operating results and ability to meet its debt service obligations with respect to the exchange notes.

Risks Related to Indian Gaming Industry

   Gaming is a highly regulated industry and changes in the law could have a material adverse effect on the Tribe's and the Authority's ability to conduct gaming and thus on the Authority's ability to meet its debt service obligations with respect to the exchange notes.

   Gaming on the Tribe's reservation is regulated extensively by federal, state and tribal regulatory bodies, including the National Indian Gaming Commission, or the NIGC, and agencies of the State of Connecticut, such as the Division of Special Revenue, the State Police and the Department of Liquor Control. As is the case with any casino, changes in applicable laws and regulations could limit or materially affect the types of gaming that may be conducted by the Authority and the revenues realized therefrom.

   Currently, the operation of all gaming on Indian lands is subject to the Indian Gaming Regulatory Act of 1988, or IGRA. Over the past several years, legislation has been introduced in the United States Congress with the intent of modifying a variety of perceived problems with IGRA. Virtually all of the proposals that have been considered seriously would be prospective in effect and contain clauses that would grandfather existing Indian gaming operations such as Mohegan Sun. Legislation also has been proposed, however, which would have the effect of repealing many of the key provisions of IGRA and prohibiting the continued operation of particular classes of gaming on Indian reservations in states where such gaming is not otherwise allowed on a commercial basis. While none of the substantive proposed amendments to the Indian Gaming Regulatory Act have been enacted, the Authority cannot predict the ramifications of future legislative acts. In the event that Congress passes prohibitory legislation that does not include any grandfathering exemption for existing tribal gaming operations, and if such legislation is sustained in the courts against tribal challenge, the Authority's ability to meet its debt service obligations would be materially and adversely affected.

   In addition, under federal law, gaming on Indian land is dependent on the permissibility under state law of specific forms of gaming or similar activities. If the State of Connecticut were to make various forms of gaming illegal or against public policy, such action may have an adverse effect on the ability of the Authority to conduct its gaming operations. Connecticut currently permits, among other things, a state lottery, jai alai fronton betting and off-track betting parlors.

   A change in the Authority's current tax-exempt status could have a material adverse effect on its ability to repay its obligations under the exchange notes.

   Based on current interpretation of the Internal Revenue Code, which we refer to as the Code, neither the Tribe nor the Authority is subject to federal income or property taxes. However, we cannot assure you that Congress will not reverse or modify the exemption for Indian tribes from federal income or property taxation.

   Efforts have been made in Congress over the past several years to amend the Code to provide for taxation of the net income of tribal business entities. These efforts have included a House of Representatives bill that would have taxed gaming income earned by Indian tribes as unrelated business income subject to corporate tax rates. Although no such legislation has been enacted, such legislation could be passed in the future. Future proposals or amendments in this area could materially and adversely affect the market value of the exchange notes or the Authority's ability to pay the principal and interest on the exchange notes.

Risks Related to the Exchange

   Your exchange notes may be redeemed automatically if your ownership of the exchange notes jeopardizes the Authority's gaming licenses.

   The Authority has the right to redeem the exchange notes if any holder of the exchange notes jeopardizes the Authority's gaming license by not having required licenses or qualifications. The redemption price for the exchange notes in the case of such redemption is equal to the lowest of the holder's cost, the principal amount of such exchange notes or the current market price of such exchange notes. See "Description of the Exchange Notes--Optional Redemption."

   The Authority may lack sufficient funds to effect a repurchase of the exchange notes upon a change of control.

   Upon the occurrence of specified change of control events, the Authority will be required to offer to repurchase all then outstanding exchange notes. The Authority may not have the ability to raise the funds necessary to finance the change of control offer required by the Indenture. See "Description of the Exchange Notes--Repurchase at the Option of Holders."

   Some holders of exchange notes may still be subject to various transfer restrictions.

   You generally may sell exchange notes without complying with the registration requirements of the Securities Act, unless you are:

    . an "affiliate" of the Authority within the meaning of Rule 405 under the Securities Act;

    . a broker-dealer that acquired outstanding notes as a result of market-making or other trading activities; or

    . a broker-dealer that acquired outstanding notes directly from the Authority for resale pursuant to Rule 144A or another available exemption under the Securities Act.

   "Affiliates" of the Authority may sell exchange notes only in compliance with the provisions of Rule 144 under the Securities Act or another available exemption. The broker-dealers described above must deliver a prospectus in connection with any resale of exchange notes. See "The Exchange Offer" and "Plan of Distribution."

   There is no established trading market for the exchange notes, which could make it more difficult for you to sell the exchange notes and could adversely affect the price of your exchange notes.

   The exchange notes constitute a new issue of securities for which no established trading market exists. If the exchange notes are traded after their initial issuance, the liquidity of the trading market in the exchange notes, and the market price quoted for the exchange notes, may be adversely affected by changes in the overall market for high yield securities and by changes in the Authority's financial performance or prospects or in the prospects for companies in the gaming industry generally. As a result, you can not be sure that an active trading market will develop for the exchange notes.

   The Authority has been informed by the initial purchasers of the outstanding notes that they intend to make a market in the exchange notes. However, the initial purchasers have no obligation to do so, and may discontinue any market-making activities at any time without notice. The Authority does not intend to list the exchange notes on any national securities exchange or to seek the admission thereof to trade on the Nasdaq National Market. The Authority cannot assure you of the development of any market or of the liquidity of any market that may develop for the exchange notes following the exchange offer.

   Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer.

   The Authority has not registered nor does it intend to register the outstanding notes under the Securities Act. Outstanding notes that remain after consummation of the exchange offer will therefore remain subject to transfer restrictions under applicable securities laws. Unexchanged outstanding notes will continue to bear a legend reflecting these restrictions on transfer. Furthermore, the Authority has not conditioned the exchange offer on receipt of any minimum or maximum principal amount of outstanding notes. As outstanding notes are tendered and accepted in the exchange offer, the principal amount of remaining outstanding notes will decrease. This decrease will reduce the liquidity of the trading market for the outstanding notes. The Authority cannot assure you of the liquidity, or even the continuation, of the trading market for the outstanding notes following the exchange offer.

   In order to receive exchange notes, you must follow the exchange offer procedures.

   You are responsible for complying with all exchange offer procedures. You will receive exchange notes in exchange for your outstanding notes only if, prior to the expiration date, you deliver the following to the exchange agent:

    . certificates for the outstanding notes or a book-entry confirmation of a book-entry transfer of the outstanding notes into the exchange agent's account at DTC;

    . a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC's Automated Tender Offer Program for a book-entry transfer, together with any required signature guarantees; and

    .  any other documents required by the Letter of Transmittal.

   You should allow sufficient time to ensure that the exchange agent receives all required documents before the expiration of the exchange offer. Neither the Authority nor the exchange agent has any duty to inform you of defects or irregularities with respect to the tender of your outstanding notes for exchange. See "The Exchange Offer."

                              THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

   In connection with the sale of the outstanding notes, the Authority entered into the Registration Rights Agreement with the initial purchasers of the outstanding notes. Pursuant to the Registration Rights Agreement, the Authority agreed to file and to use its best efforts to cause to become effective with the SEC a registration statement with respect to the exchange of the outstanding notes for exchange notes with terms identical in all material respects to the terms of the outstanding notes. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement of which this prospectus is a part. The exchange offer is being made to satisfy the contractual obligations of the Authority under the Registration Rights Agreement.

   By tendering outstanding notes in exchange for exchange notes, each holder represents to the Authority that:

      (1) the holder of the outstanding notes is not an "affiliate," as such term is defined under the Securities Act, of the Authority, or if the holder is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, if applicable (upon request by the Authority, the holder will deliver to the Authority a legal opinion confirming it is not such an affiliate);

      (2) the exchange notes acquired pursuant to the exchange offer are being obtained in the ordinary course of business of the holder;

      (3) the holder is not engaging in or intending to engage in a "distribution," as such term is defined under the Securities Act, of such exchange notes;

      (4) the holder has no arrangement or understanding with any person to participate in a distribution of such exchange notes;

      (5) the holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act and who receives exchange notes for its own account in exchange for outstanding notes pursuant to the exchange offer, by tendering outstanding notes and executing the Letter of Transmittal, represents and agrees that such outstanding notes were acquired by such broker-dealer for its own account as a result of market-making activities or other trading activities and it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of exchange notes (provided that, by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act);

      (6) the holder acknowledges and agrees that any person who is participating in the exchange offer for the purpose of distributing the exchange notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the exchange notes or interests therein acquired by such person and cannot rely on the position of the Staff of the SEC set forth in certain no-action letters;

      (7) the holder understands that a secondary resale transaction described in the representation above and any resales of exchange notes or interests therein obtained by such holder in exchange for outstanding notes or interests therein originally acquired by such holder directly from the Authority should be covered by an effective registration statement containing the selling security holder information required by Item 507 or
   Item 508, as applicable, of Regulation S-K or the SEC;

      (8) the holder has full power and authority to tender, exchange, sell, assign and transfer the outstanding notes tendered hereby and that, when the same are accepted for exchange, the Authority will acquire good, marketable and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances; and

      (9) the outstanding notes tendered hereby are not subject to any adverse claims or proxies.

   The exchange offer is not being made to, nor will the Authority accept tenders for exchange from, holders of outstanding notes in any jurisdiction in which the exchange offer or the acceptance of the exchange notes would be in violation of the securities or blue sky laws of that jurisdiction.

   Unless the context requires otherwise, the term "holder" with respect to the exchange offer means any person in whose name the outstanding notes are registered on the books of the Authority or any other person who has obtained a properly completed bond power from the registered holder, or any participant in DTC whose name appears on a security position listing as a holder of outstanding notes (which, for purposes of the exchange offer, include beneficial interests in the outstanding notes held by direct or indirect participants in DTC and outstanding notes held in definitive form).

   The Authority may be required to file with the SEC a "shelf" registration statement for a continuous offer in connection with the outstanding notes. Pursuant to the Registration Rights Agreement, the Authority will be required to file a shelf registration statement if (1) the Authority is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or (2) any holder of transfer restricted securities notifies the Authority prior to the 20th business day following consummation of the exchange offer that (a) it is prohibited by law or SEC policy from participating in the exchange offer, (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus and the prospectus contained in the exchange offer registration statement is not appropriate or available for such resales or (c) it is a broker-dealer and owns outstanding notes acquired directly from the Authority or an affiliate of the Authority.

Terms of the Exchange Offer

   The Authority hereby offers, upon the terms and subject to the conditions shown in this prospectus and in the accompanying Letter of Transmittal, to exchange $1,000 principal amount of exchange notes for each $1,000 principal amount of outstanding notes properly tendered before the expiration date and not properly withdrawn according to the procedures described below. Holders may tender their outstanding notes in whole or in part in integral multiples of $1,000 principal amount.

   The form and terms of the exchange notes are the same as the form and terms of the outstanding notes except that (1) the exchange notes have been registered under the Securities Act and therefore are not subject to the restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to some of the rights of holders of the outstanding notes under the Registration Rights Agreement. The exchange notes evidence the same indebtedness as the outstanding notes (which they replace) and will be issued pursuant to, and entitled to the benefits of, the Indenture.

   The exchange offer is not conditioned on any minimum principal amount of outstanding notes being tendered for exchange. The Authority reserves the right in its sole discretion to purchase or make offers for any outstanding notes that remain outstanding after the expiration date in the exchange offer or, as shown under "--Conditions to the Exchange Offer," to terminate the exchange offer and, to the extent permitted by applicable law, purchase outstanding notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the exchange offer. As of the date of this prospectus, $250 million principal amount of outstanding notes are outstanding.

   Holders of outstanding notes do not have any appraisal or dissenters' rights in connection with the exchange offer. Outstanding notes which are not tendered for, or are tendered but not accepted in connection with, the exchange offer will remain outstanding. See "Risk Factors--Risks Related to the Exchange--Holders of outstanding notes who fail to tender may experience diminished liquidity after the exchange offer."

   If any tendered outstanding notes are not accepted for exchange because of an invalid tender, the occurrence of particular other events described herein or otherwise, certificates for any such unaccepted outstanding notes will be returned, without expense, to the tendering holder thereof promptly after the expiration date.

   Holders who tender outstanding notes in connection with the exchange offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of the outstanding notes in connection with the exchange offer. The Authority will pay all charges and expenses, other than specified applicable taxes. See "--Fees and Expenses"

   THE AUTHORITY MAKES NO RECOMMENDATION TO THE HOLDERS OF THE OUTSTANDING NOTES AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ALL OR ANY PORTION OF THEIR OUTSTANDING NOTES IN THE EXCHANGE OFFER. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF THE OUTSTANDING NOTES MUST MAKE THEIR OWN DECISION WHETHER TO TENDER PURSUANT TO THE EXCHANGE OFFER, AND, IF SO, THE AGGREGATE AMOUNT OF OUTSTANDING NOTES TO TENDER AFTER READING THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL AND CONSULTING WITH THEIR ADVISERS, IF ANY, BASED ON THEIR FINANCIAL POSITION AND REQUIREMENTS.

Expiration Date; Extensions; Amendments

   The "expiration date" for the exchange offer is 5:00 p.m., New York City time, on June 27, 2002 unless the exchange offer is extended by the Authority. If the Authority does extend the exchange offer, the "expiration date" will be the latest date and time to which the exchange offer is extended. However, in no event will the exchange offer be open for more than 30 business days.

   The Authority expressly reserves the right in its sole and absolute discretion, subject to applicable law, at any time and from time to time, (1) to delay the acceptance of the outstanding notes for exchange, (2) to terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) if the Authority determines, in its sole and absolute discretion, that any of the events or conditions referred to under "--Conditions to the Exchange Offer" has occurred or exists or has not been satisfied with respect to the exchange offer, (3) to extend the expiration date of the exchange offer and retain all outstanding notes tendered pursuant to the exchange offer, subject, however, to the right of holders of outstanding notes to withdraw their tendered outstanding notes as described under "--Withdrawal Rights" and (4) to waive any condition or otherwise amend the terms of the exchange offer in any respect. If the exchange offer is amended in a manner determined by the Authority to constitute a material change, or if the Authority waives a material condition of the exchange offer, the Authority will promptly disclose such amendment or waiver by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes, and the Authority will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

   Any such delay in acceptance, termination, extension or amendment will be followed promptly by oral or written notice thereof to the exchange agent (any such oral notice to be confirmed promptly in writing) and by making a public announcement, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which the Authority may choose to make any public announcement, and subject to applicable laws, the Authority shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to an appropriate news agency.

Acceptance for Exchange and Issuance of Exchange Notes

   Upon the terms and subject to the conditions of the exchange offer, the Authority will exchange, and will issue to the exchange agent, exchange notes for outstanding notes validly tendered and not withdrawn (pursuant to the withdrawal rights described under "--Withdrawal Rights") promptly after the expiration date.

   In all cases, delivery of exchange notes in exchange for outstanding notes tendered and accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of

(1) outstanding notes or a book-entry confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC, (2) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC's Automated Tender Offer Program for a book-entry transfer, with any required signature guarantees, and (3) any other documents required by the Letter of Transmittal. Accordingly, the delivery of exchange notes might not be made to all tendering holders at the same time, and will depend upon when outstanding notes, book-entry confirmations with respect to outstanding notes and other required documents are received by the exchange agent.

   The term "book-entry confirmation" means a timely confirmation of a book-entry transfer of outstanding notes into the exchange agent's account at DTC.

   Subject to the terms and conditions of the exchange offer, the Authority will be deemed to have accepted for exchange, and thereby exchanged, outstanding notes validly tendered and not withdrawn as, if and when the Authority gives oral or written notice to the exchange agent (any such oral notice to be confirmed promptly in writing) of the Authority's acceptance of such outstanding notes for exchange pursuant to the exchange offer. The Authority's acceptance for exchange of outstanding notes tendered pursuant to any of the procedures described below will constitute a binding agreement between the tendering holder and the Authority upon the terms and subject to the conditions of the exchange offer. The exchange agent will act as agent for the Authority for the purpose of receiving tenders of outstanding notes, Letters of Transmittal and related documents, and as agent for tendering holders for the purpose of receiving outstanding notes, Letters of Transmittal and related documents and transmitting exchange notes to holders who validly tendered outstanding notes. Such exchange will be made promptly after the expiration date of the exchange offer. If for any reason the acceptance for exchange or the exchange of any outstanding notes tendered pursuant to the exchange offer is delayed (whether before or after the Authority's acceptance for exchange of outstanding notes), or the Authority extends the exchange offer or is unable to accept for exchange or exchange outstanding notes tendered pursuant to the exchange offer, then, without prejudice to the Authority's rights set forth herein, the exchange agent may, nevertheless, on behalf of the Authority and subject to Rule 14e-1(c) under the Exchange Act, retain tendered outstanding notes and such outstanding notes may not be withdrawn except to the extent tendering holders are entitled to withdrawal rights as described under "--Withdrawal Rights."

Procedures for Tendering Outstanding Notes

  Valid Tender

   Except as set forth below, in order for outstanding notes to be validly tendered pursuant to the exchange offer, either (1)(a) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), or an electronic message agreeing to be bound by the Letter of Transmittal properly transmitted through DTC's Automated Tender Offer Program for a book-entry transfer, with any required signature guarantees and any other required documents, must be received by the exchange agent at the address or the facsimile number set forth under "--Exchange Agent" prior to the expiration date and (b) tendered outstanding notes must be received by the exchange agent, or such outstanding notes must be tendered pursuant to the procedures for book-entry transfer set forth below and a book-entry confirmation must be received by the exchange agent, in each case prior to the expiration date, or (2) the guaranteed delivery procedures set forth below must be complied with.

   If less than all of the outstanding notes are tendered, a tendering holder should fill in the amount of outstanding notes being tendered in the appropriate box on the Letter of Transmittal. The entire amount of outstanding notes delivered to the exchange agent will be deemed to have been tendered unless otherwise indicated.

   If any Letter of Transmittal, endorsement, bond power, power of attorney or any other document required by the Letter of Transmittal is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person should so indicate when signing. Unless waived by the Authority, evidence satisfactory to the Authority of such person's authority to so act also must be submitted.

   Any beneficial owner of outstanding notes that are held by or registered in the name of a broker, dealer, commercial bank, trust company or other nominee or custodian is urged to contact such entity promptly if such beneficial holder wishes to participate in the exchange offer.

   The method of delivery of outstanding notes, the Letter of Transmittal and all other required documents is at the option and sole risk of the tendering holder. Delivery will be deemed made only when actually received by the exchange agent. Instead of delivery by mail, it is recommended that holders use an overnight or hand delivery service. In all cases, sufficient time should be allowed to assure timely delivery and proper insurance should be obtained. No Letter of Transmittal or outstanding notes should be sent to the Authority. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect these transactions for them.

  Book-Entry Transfer

   The exchange agent will make a request to establish an account with respect to the outstanding notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in DTC's book-entry transfer facility system should make a book-entry delivery of the outstanding notes by causing DTC to transfer such outstanding notes into the exchange agent's account at DTC in accordance with DTC's procedures for transfers. DTC's ATOP is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC's system instead of sending a signed, hard-copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender outstanding notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of and agrees to be bound by the Letter of Transmittal.

   DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT.

  Signature Guarantees

   Certificates for outstanding notes need not be endorsed and signature guarantees on a Letter of Transmittal or a notice of withdrawal, as the case may be, are unnecessary unless (a) a certificate for outstanding notes is registered in a name other than that of the person surrendering the certificate or (b) a registered holder completes the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" in the Letter of Transmittal. In the case of (a) or (b) above, such certificates for outstanding notes must be duly endorsed or accompanied by a properly executed bond power, with the endorsement or signature on the bond power and on the Letter of Transmittal or the notice of withdrawal, as the case may be, guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Exchange Act as an "eligible guarantor institution," including (as such terms are defined therein) (1) a bank, (2) broker, dealer, municipal securities broker or dealer or government securities broker or dealer, (3) a credit union, (4) a national securities exchange, registered securities association or clearing agency or (5) a savings association that is a participant in a Securities Transfer Association (each an "Eligible Institution"), unless surrendered on behalf of such Eligible Institution. See Instruction 2 to the Letter of Transmittal.

  Guaranteed Delivery

   If a holder desires to tender outstanding notes pursuant to the exchange offer and the certificates for such outstanding notes are not immediately available or time will not permit all required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis, such outstanding notes may nevertheless be tendered, provided that all of the following guaranteed delivery procedures are complied with:

      (1) such tenders are made by or through an Eligible Institution;

      (2) prior to the expiration date, the exchange agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form accompanying the Letter of Transmittal, or an electronic message through ATOP with respect to guaranteed delivery for book-entry transfers, setting forth the name and address of the holder of outstanding notes and the amount of outstanding notes tendered, stating that the tender is being made thereby and guaranteeing that within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP for book-entry transfers, the certificates for all physically tendered outstanding notes, in proper form for transfer or a book-entry confirmation, as the case may be, and any other documents required by the Letter of Transmittal will be deposited by the Eligible Institution with the exchange agent; and

      (3) the certificates (or book-entry confirmation) representing all tendered outstanding notes, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantees (or a facsimile thereof) or a properly transmitted electronic message through ATOP in the case of book-entry transfers, and any other documents required by the Letter of Transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the Notice of Guaranteed Delivery or transmission of such electronic message through ATOP with respect to guaranteed delivery for book-entry transfers.

  Determination of Validity

   All questions as to the form of documents, validity, eligibility (including time of receipt) and acceptance for exchange of any tendered outstanding notes will be determined by the Authority, in its sole discretion, which determination shall be final and binding on all parties. The Authority reserves the absolute right, in its sole and absolute discretion, to reject any and all tenders it determines not to be in proper form or the acceptance for exchange of which may, in the view of counsel to the Authority, be unlawful. The Authority also reserves the absolute right, subject to applicable law, to waive any of the conditions of the exchange offer as set forth under "--Conditions to the Exchange Offer" or any defect or irregularity in any tender of outstanding notes of any particular holder whether or not similar defects or irregularities are waived in the case of other holders.

   The Authority's interpretation of the terms and conditions of the exchange offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of outstanding notes will be deemed to have been validly made until all defects or irregularities with respect to such tender have been cured or waived. None of the Authority, any affiliates of the Authority, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Resales of Exchange Notes

   Based on interpretations by the Staff of the SEC, as set forth in the no-action letters of Exxon Capital Holdings Corporation (available April 13,
1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993), the Authority believes that holders of outstanding notes who exchange their outstanding notes for exchange notes may offer for resale, resell and otherwise transfer such exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act. This would not apply, however, to any holder that is a broker-dealer that acquired outstanding notes as a result of market-making activities or other trading activities or directly from the Authority for resale under an available exemption under the Securities Act. Also, resale would only be permitted for exchange notes that are acquired in the ordinary course of a holder's business, where such holder has no arrangement or understanding with any person to participate in the distribution of such exchange notes and such holder is not an "affiliate" of the Authority. The Staff of the SEC has not considered this exchange offer in the context of a no-action letter, and there can be no assurance that the Staff of the SEC would make a similar determination with respect to this exchange offer. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes under the exchange offer, where such outstanding notes were acquired by such broker-dealer as a result of market-making or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See "Plan of Distribution."

Withdrawal Rights

   Except as otherwise provided herein, tenders of outstanding notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on June 27, 2002, or such date and time to which the exchange offer is extended. In order for a withdrawal to be effective, such withdrawal must be in writing and timely received by the exchange agent at its address or the facsimile number set forth under "--Exchange Agent" prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must specify the name of the person who tendered the outstanding notes to be withdrawn, the principal amount of outstanding notes to be withdrawn, and (if certificates for such outstanding notes have been tendered) the name of the registered holder of the outstanding notes as set forth on the outstanding notes, if different from that of the person who tendered such outstanding notes. If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, the notice of withdrawal must specify the serial numbers on the particular certificates for the outstanding notes to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution, except in the case of outstanding notes tendered for the account of an Eligible Institution. If outstanding notes have been tendered pursuant to the procedures for book-entry transfer set forth in "--Procedures for Tendering Outstanding Notes," the notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawal of outstanding notes and must otherwise comply with the procedures of DTC. Withdrawals of tenders of outstanding notes may not be rescinded. Outstanding notes properly withdrawn will not be deemed validly tendered for purposes of the exchange offer, but may be retendered at any subsequent time prior to the expiration date of the exchange offer by following any of the procedures described above under "--Procedures for Tendering Outstanding Notes."

   All questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices will be determined by the Authority, in its sole discretion, which determination shall be final and binding on all parties. Neither the Authority, any affiliates of the Authority, the exchange agent or any other person shall be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification. Any outstanding notes which have been tendered but which are withdrawn will be returned to the holder promptly after withdrawal.

Interest on the Exchange Notes

   Interest on the exchange notes will be payable on April 1 and October 1 of each year at a rate of 8% per annum, commencing October 1, 2002. The exchange notes will mature on April 1, 2012.

Conditions to the Exchange Offer

   Notwithstanding any other provisions of the exchange offer or any extension of the exchange offer, the Authority will not be required to accept for exchange, or to exchange, any outstanding notes for any exchange notes and will not be required to issue exchange notes in exchange for any outstanding notes and, as described below, may at any time and from time to time, terminate or amend the exchange offer, whether or not any outstanding notes have been accepted to exchange, or may waive any conditions to or amend the exchange offer, if any of the following conditions have occurred or exists or have not been satisfied before the expiration date:

    . a change in the current interpretation by the Staff of the SEC which permits resale of exchange notes as described under "--Resales of Exchange Notes;"

    . the institution or threat of an action or proceeding in any court or by or before any governmental agency or body with respect to the exchange offer which, in the Authority's judgment, would reasonably be expected to impair the ability of the Authority to proceed with the exchange offer;

    . the adoption or enactment of any law, statute, rule or regulation which, in the Authority's judgment, would reasonably be expected to impair the ability of the Authority to proceed with the exchange offer;

    . the issuance of a stop order by the SEC or any state securities authority suspending the effectiveness of the Registration Statement, or proceedings for that purpose;

    . failure to obtain any governmental approval which the Authority considers necessary for the consummation of the exchange offer as contemplated hereby; and

    . any change or development involving a prospective change in the business or financial affairs of the Authority which the Authority believes might materially impair its ability to proceed with the exchange offer.

   If the Authority determines in its sole and absolute discretion that any of the foregoing events or conditions has occurred or exists or has not been satisfied at any time prior to the expiration date, the Authority may, subject to applicable law, terminate the exchange offer (whether or not any outstanding notes have theretofore been accepted for exchange) or may waive any such condition or otherwise amend the terms of the exchange offer in any respect. If such waiver or amendment constitutes a material change to the exchange offer, the Authority will promptly disclose such waiver or amendment by means of a prospectus supplement that will be distributed to the registered holders of the outstanding notes. In this case, the Authority will extend the exchange offer to the extent required by Rule 14e-1 under the Exchange Act.

United States Federal Income Tax Consequences

   The exchange of the outstanding notes for the exchange notes will not be a taxable exchange for United States federal income tax purposes, and holders of outstanding notes should not recognize any taxable gain or loss or any interest income as a result of such exchange.

Exchange Agent

   State Street Bank and Trust Company has been appointed as the exchange agent. Delivery of the Letters of Transmittal and any other required documents, questions, requests for assistance, and requests for additional copies of this prospectus or of the Letter of Transmittal should be directed to the Exchange Agent as follows:

          By Mail:
          State Street Bank and Trust Company
          P.O. Box 778
          Boston, Massachusetts 02102
          Attention: Corporate Trust Department, 5th Floor
                   Johnnie Kindell

          By Overnight Courier or Hand Delivery in Boston:
          State Street Bank and Trust Company
          Two Avenue de Lafayette
          Boston, Massachusetts 02110
          Attention: Corporate Trust Department, 5th Floor
                   Johnnie Kindell

          By Hand Delivery in New York:
          State Street Bank and Trust Company
          61 Broadway, 15th Floor
          Corporate Trust Window
          New York, New York 10006

          By Facsimile (for Eligible Institutions only):
          State Street Bank and Trust Company
          (617) 662-1452
          Attention: Corporate Trust Department
          Confirm by telephone: (617) 662-1553

          For Information:
          (617) 662-1553

   DELIVERY TO OTHER THAN THE ABOVE ADDRESSES OR FACSIMILE NUMBER WILL NOT CONSTITUTE A VALID DELIVERY.

Fees and Expenses

   The expenses of soliciting tenders will be borne by the Authority. The principal solicitation is being made by mail. Additional solicitation may be made personally or by telephone or other means by officers, directors or employees of the Authority.

   The Authority has not retained any dealer-manager or similar agent in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. The Authority has agreed to pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith. The Authority also will pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of this prospectus and related documents to the beneficial owners of outstanding notes, and in handling or tendering for their customers.

   Holders who tender their outstanding notes for exchange notes will not be obligated to pay any transfer taxes in connection therewith, except that if exchange notes are to be delivered to, or are to be issued in the name of, any person other than the registered holder of the outstanding notes tendered, or if a transfer tax is imposed for any reason other than the exchange of outstanding notes in connection with the exchange offer, then the amount of any such transfer tax (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such transfer tax or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer tax will be billed directly to such tendering holder.

                                USE OF PROCEEDS

   The exchange offer is intended to satisfy the obligations of the Authority under the Registration Rights Agreement. The Authority will not receive any cash proceeds from the issuance of the exchange notes. In consideration for issuing the exchange notes as contemplated in this prospectus, the Authority will receive, in exchange, an equal number of outstanding notes in like principal amount. The form and terms of the exchange notes are identical in all material respects to the form and terms of the outstanding notes, except as otherwise described in the section entitled "The Exchange Offer--Terms of the Exchange Offer." The outstanding notes surrendered in exchange for the exchange notes will be retired and cancelled and cannot be reissued.

                                CAPITALIZATION

   The following table shows, as of March 31, 2002, the Authority's actual cash balance and capitalization. This table should be read in conjunction with the financial statements and related notes to those statements and other financial data appearing elsewhere in this prospectus. Dollar amounts shown in the following table are in thousands.

                                                                          March 31, 2002
                                                                          --------------
                                                                           (Unaudited)
Cash and cash equivalents................................................   $   80,656
                                                                            ==========
Debt (including current maturities of debt and capital lease obligations)
   Bank Credit Facility..................................................   $  199,000
   Senior Notes..........................................................      200,000
   8 3/4% Senior Subordinated Notes......................................      300,000
   8 3/8% Senior Subordinated Notes......................................      150,000
   Outstanding notes.....................................................      250,000
                                                                            ----------
       Total debt........................................................    1,099,000
Total capital............................................................      194,026
                                                                            ----------
Total capitalization.....................................................   $1,293,026
                                                                            ==========

                            SELECTED FINANCIAL DATA

   The selected financial data shown below for the fiscal years ended September 30, 2001, 2000 and 1999 and as of September 30, 2001 and 2000, have been taken from the Authority's audited financial statements included in this prospectus. The selected financial data set forth below for the fiscal years ended September 30, 1998 and 1997, and as of September 30, 1999, 1998 and 1997, have been derived from the Authority's audited financial statements for those years, including certain reclassifications, which are not included in this prospectus. The selected financial data as of or for the six months ended March 31, 2002 and 2001 have been taken from the Authority's unaudited interim financial statements which, in the opinion of the Authority, include all adjustments necessary for a fair presentation of such information. The Authority's unaudited interim financial statements also are included in this prospectus. Operating results for interim periods are not necessarily indicative of the results that might be expected for the entire fiscal year. The financial information shown below should be read in conjunction with the Authority's financial statements and related notes beginning on page F-1 of this prospectus, the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the other financial and statistical data included in this prospectus. Unless otherwise indicated, dollar amounts shown in the following table are in thousands.



                                                  As of or for the Fiscal Years Ended September 30,
                                           ---------------------------------------------------------------
                                                2001          2000         1999         1998       1997(1)
                                           ----------     --------     --------     ---------     --------
Operating Results:
   Gross revenues......................... $  857,977     $809,314     $725,510     $ 611,463     $506,911
   Promotional allowances.................    (71,372)     (70,044)     (56,827)      (42,501)     (43,276)
                                           ----------     --------     --------     ---------     --------
   Net revenues........................... $  786,605     $739,270     $668,683     $ 568,962     $463,635
                                           ----------     --------     --------     ---------     --------
   Income from operations................. $  264,477     $195,514     $ 66,675     $ 135,687     $ 82,675
   Other income (expense), net............    (59,038)(2)  (48,906)(2)  (66,355)(2)   (47,539)     (43,301)
   Loss from discontinued operations......       (591)        (674)        (812)         (569)      (2,687)
   Extraordinary items....................         --           --      (38,428)(4)  (419,458)(5)       --
                                           ----------     --------     --------     ---------     --------
   Net income (loss)(6)................... $  204,848     $145,934     $(38,920)    $(331,879)    $ 36,687
                                           ==========     ========     ========     =========     ========
   Ratio of earnings to fixed charges(7)..       4.1x         3.7x         1.0x          2.7x         1.9x
                                           ==========     ========     ========     =========     ========
Other Data:
   Interest expense, net.................. $   25,060     $ 37,799     $ 55,595     $  50,172     $ 45,095
   Capital expenditures................... $  626,350     $288,278     $ 62,795     $  32,731     $ 35,700
   Net cash flows provided by operating
    activities............................ $  187,679     $194,845     $144,724     $ 135,067     $156,552
Balance Sheet Data:
   Total assets........................... $1,452,735     $885,379     $914,962     $ 554,480     $386,974
   Long-term debt and capital lease
    obligations........................... $  909,514     $506,391     $519,298     $ 294,567     $298,237

                                               As of or for the Six
                                              Months Ended March 31,
                                                    (Unaudited)
                                           -------------------------
                                                2002           2001
                                           ----------     ----------
Operating Results:
   Gross revenues......................... $  507,746     $  405,900
   Promotional allowances.................    (31,588)       (35,030)
                                           ----------     ----------
   Net revenues........................... $  476,158     $  370,870
                                           ----------     ----------
   Income from operations................. $   77,569     $   98,590
   Other income (expense), net............    (49,965)(3)    (29,266)(3)
   Loss from discontinued operations......         --           (527)
   Extraordinary items....................         --             --
                                           ----------     ----------
   Net income (loss)(6)................... $   27,604     $   68,797
                                           ==========     ==========
   Ratio of earnings to fixed charges(7)..       1.6x           3.4x
                                           ==========     ==========
Other Data:
   Interest expense, net.................. $   31,946     $   11,815
   Capital expenditures................... $  216,820     $  235,838
   Net cash flows provided by operating
    activities............................ $   58,417     $   76,831
Balance Sheet Data:
   Total assets........................... $1,654,689     $1,069,389
   Long-term debt and capital lease
    obligations........................... $1,099,000     $  631,671

--------
(1) The Authority commenced operations at Mohegan Sun on October 12, 1996.
(2) For the fiscal years ended September 30, 2001, 2000 and 1999, includes other income (expense) of $35.8 million, $23.1 million and $22.0 million, respectively, of accretion of relinquishment liability discount under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 13 to the Authority's audited financial statements on page F-18 which are included in this prospectus.
(3) For the six months ended March 31, 2002 and March 31, 2001, includes other income (expense) of $18.2 million and $17.9 million, respectively, of accretion of relinquishment liability discount under the Relinquishment Agreement. A discussion of the estimation of this liability may be found under Note 6 to the Authority's unaudited financial statements on page F-31 which are included in this prospectus.
(4) Includes expense of $33.7 million related to the tender premium of the $175 million senior secured notes, $5.2 million write-off of financing fees, net of $500,000 forgiveness of debt.

(5) Includes expense of $419.1 million related to the initial assessment of the Authority's liability under the Relinquishment Agreement.
(6) The Authority adopted Statement of Financial Accounting Standards No. 142 on October 1, 2001. Net income (loss), exclusive of the amortization of the Authority's trademark, was $208.3 million, $150.2 million, ($36.3) million, ($331.9) million and $36.7 million for the years ended September 30, 2001, 2000, 1999, 1998 and 1997, respectively, and $27.6 million and $70.5 million for the six months ended March 31, 2002 and 2001, respectively. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--New Accounting Pronouncements."
(7) The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, earnings consist of income from continuing operations plus fixed charges and amortization of capitalized interest, less capitalized interest. Fixed charges consist of interest expense, capitalized interest and amortization of deferred financing fees.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion and analysis should be read in conjunction with the Authority's financial statements and the related notes beginning on page F-1 and the sections in this prospectus entitled "Selected Financial Data," "Capitalization" and "Business." Although the Authority believes the expectations reflected in such forward looking statements are based on reasonable assumptions, there can be no assurance that the Authority's expectations will be realized. The actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including, without limitation, development and construction risks, business conditions, competition, changes in interest rates, the risks of downturns in economic conditions generally and the availability of financing for development and operations. Some of these factors are discussed elsewhere herein. The Authority assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events.

Overview

  The Tribe and the Authority

   The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation situated in southeastern Connecticut. Under IGRA, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a gaming compact with the state in which they operate. The Tribe and the State of Connecticut have entered into such a compact that has been approved by the United States Secretary of the Interior. The Tribe's gaming operation is one of only two legally authorized gaming operations in New England offering traditional slot machines and table games. The Tribe has established an instrumentality, the Authority, with the exclusive power to conduct and regulate gaming activities on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut. The Authority is governed by a Management Board, consisting of the same nine members of the Mohegan Tribal Council. The Authority is the issuer of both the outstanding notes and the exchange notes.

  Mohegan Sun

   In October 1996, the Authority opened a gaming and entertainment complex known as Mohegan Sun. Mohegan Sun is situated in southeastern Connecticut on a 240-acre site on the Tribe's reservation overlooking the Thames River with direct access from Routes I-395 and 2A via a four-lane access road constructed by the Authority. Mohegan Sun is located approximately 125 miles from New York City and approximately 100 miles from Boston, Massachusetts. The Authority is currently engaged in a major expansion of Mohegan Sun known as Project Sunburst. The first phase of Project Sunburst, the Casino of the Sky, which includes increased gaming, restaurant and retail space and an entertainment arena, opened on September 25, 2001. The remaining components, including the majority of a 1,200 room luxury hotel and approximately 100,000 square feet of convention space, opened in April 2002 with full completion of construction expected by the end of June 2002.

   Mohegan Sun operates in an approximately 1.9 million square foot facility which includes the following two casinos:

   Casino of the Earth. The Casino of the Earth, the original casino at Mohegan Sun, has approximately 176,500 square feet of gaming space and offers:

    . approximately 3,655 slot machines, 158 table games (including blackjack, roulette, craps, baccarat, pai gow tiles and let it ride) and 42 poker tables;

    . food and beverage amenities, including three full-service themed fine dining restaurants, a 680-seat buffet, a New York style delicatessen, a 24-hour coffee shop, a ten-station food court featuring international and domestic cuisine and multiple service bars for a total of approximately 1,888 restaurant seats;

    . an approximately 10,000 square foot, 350-seat lounge featuring live entertainment seven days a week;

    .  an approximately 9,000 square foot simulcasting race book facility;

    .  an approximately 3,000 square foot, 50-seat Keno lounge; and

    . three retail shops providing shopping opportunities ranging from souvenirs to clothing to cigars.

   Casino of the Sky. The Casino of the Sky has approximately 119,000 square feet of gaming space and offers:

    . approximately 2,564 slot machines and 82 table games (including blackjack, roulette, craps, baccarat, Spanish 21 and blackjack bonanza);

    . food and beverage amenities, including two full-service restaurants, three quick-service restaurants, a 350-seat buffet and four lounges operated by Mohegan Sun, as well as four full-service and three quick-service restaurants operated by third-parties, for a total of approximately 1,088 restaurant seats;

    .  the Mohegan Sun Arena with seating for up to 10,000;

    .  a 300-seat cabaret;

    .  an arcade-style recreation area and a child care facility; and

    . the Shops at Mohegan Sun containing approximately 30 different retail shops, five of which are owned by the Authority.

   Mohegan Sun currently has parking spaces for approximately 10,165 guests and 3,075 employees. In addition, the Authority operates an approximately 4,000 square foot, 20-pump gasoline and convenience center located adjacent to Mohegan Sun.

  Additional Mohegan Sun Enhancements

   In addition to Project Sunburst, the Authority has scheduled the following capital improvements to the Mohegan Sun facility:

   Parking Garages. The Indian Summer Garage will provide approximately 2,700 additional parking spaces and is currently being constructed. The approved budget for the construction of the Indian Summer Garage is $65.0 million. Construction began on the Indian Summer Garage in July 2001, and the Authority anticipates that the project will be completed in June 2002. A second parking garage, the Thames Garage, which provides approximately 1,700 additional parking spaces, was completed in April 2002 for approximately $25.0 million.

   Project Sunburst Utilities. The Authority is constructing various utility upgrades and enhancements needed to support Project Sunburst. These improvements originally were to be financed entirely by the Tribe from the proceeds of tax-exempt financing. The Tribe, however, subsequently received an opinion from its outside legal counsel advising it that a portion of the costs for these improvements will not qualify for tax-exempt financing. Therefore, the Authority paid for this portion of the total costs, which equaled approximately $35.0 million. These improvements were completed concurrently with the opening of certain components of Project Sunburst in April 2002. See "Business--Mohegan Sun" and "--Project Sunburst."

  Other Reservation Enhancement

   Child Development Center. The Tribe is constructing a 36,000 square foot employee day care facility which will enhance the benefits and services provided to employees of both the Tribe and of the Authority. The project is expected to cost approximately $10.0 million. The Authority originally paid $1.1 million of the facility's cost; however, that amount was later fully reimbursed by the Tribe. Construction began in November 2001, and the Tribe anticipates that the project will be completed in January 2003.

Explanation of Key Financial Statement Captions

   Gross revenues. The Authority's gross revenues are derived mostly from the following three sources:

    . Gaming revenues, which include revenues from slot machines and table games;

    .  Food and beverage sales; and

    . Retail, entertainment and other revenues, which include revenues from the Mohegan Sun gasoline and convenience center that opened in December 1998 and the Mohegan Sun Arena, which opened in September 2001.

   The table below summarizes the Authority's percentage of gross revenues from each of these sources:

                                      For the Years Ended For the Quarters For the Six Months
                                      September 30,       Ended March 31,  Ended March 31,
                                      ------------------- ---------------- ------------------
                                      2001   2000   1999  2002     2001    2002      2001
                                      ----   ----   ----  ----     ----    ----      ----
       Gaming revenues...............  88%    88%    88%   89%      89%     88%       88%
       Food and beverage sales.......    6      6      7     6        5       6         5
       Retail, entertainment and
         other revenues..............    6      6      5     5        6       6         7
                                       ----   ----  ----    ----    ----     ----      ----
          Total...................... 100%   100%   100%  100%     100%    100%      100%

   Slot win. Gross slot win represents all amounts played in the slot machines reduced by both (1) the winnings paid out and (2) all amounts deposited by the Authority into the slot machines to ensure sufficient coins in each machine to pay out the winnings. Progressive slot machines retain some of each amount wagered and aggregate these amounts with similar amounts from other slot machines in order to create one-time winnings that are substantially larger than those paid in the ordinary course. The Authority refers to such aggregated amounts as progressive jackpots. In-house progressive jackpot amounts are accrued by the Authority until paid and such accrued amounts are deducted from gross slot win to arrive at net slot win. Wide-area progressive jackpot amounts are paid by a third-party vendor and the Authority remits a fixed monthly payment to the vendor, which is deducted from gross slot win.

   Casino revenues and promotional allowances. The Authority recognizes casino revenue as gaming wins less gaming losses. Revenues from food and beverages, retail and entertainment events are recognized at the time the service is performed. The Authority operates the Mohegan Sun complimentary program in which food, beverages, retail, entertainment and other services are provided to guests based on points that are earned through the Mohegan Sun Players Club. The retail value of these complimentary items is included in gross revenue and then deducted as promotional allowances, except for the redemption at tenant outlets at the Shops at Mohegan Sun, to arrive at net revenues.

   The estimated cost of providing these promotional allowances is charged to the casino department in the following amounts:

                                 For the Years Ended   For the Quarters For the Six Months
                                    September 30,      Ended March 31,  Ended March 31,
                               ----------------------- ---------------  ------------------
                                2001    2000    1999    2002     2001    2002      2001
                               ------- ------- ------- -------  -------  -------  -------
                                                   (in thousands)
Food and Beverage............. $26,943 $24,987 $26,794 $ 6,658  $ 5,947 $14,622   $12,314
Retail, entertainment and
  other.......................  28,044  28,996  20,928   5,623    6,304  11,777    13,740
                               ------- ------- ------- -------  -------  -------  -------
Total......................... $54,987 $53,983 $47,722 $12,281  $12,251 $26,399   $26,054
                               ======= ======= ======= =======  =======  =======  =======

   Mohegan Sun Player's Club. The Mohegan Sun Players's Club is a voluntary program, without membership fees, which awards points to members based on their gaming activities. These points may be used to purchase items at restaurants located within Mohegan Sun, and the Mohegan Sun gasoline and convenience center, as well as to purchase tickets to entertainment events held at the Mohegan Sun facilities. These points may also be used to purchase items at the Shops at Mohegan Sun and from a catalog program, the Sun Select Catalog, which includes vacations, electronics and gift items. The Authority accrues for Player's Club points expected to be redeemed in the future based on the average cost to the Authority of items expected to be redeemed, and includes the related cost in gaming expenses in the Authority's income statement.

   Gaming expenses. Gaming expenses primarily include the Slot Win Contribution which the Authority is required to pay to the State of Connecticut, expenses associated with slot operations and table game expenses and promotional expenses for the redemption of the Mohegan Sun Player's Club points in third party locations, including the Shops at Mohegan Sun and the Sun Select Catalog. See "Description of Material Agreements--Gaming Compact with the State of Connecticut" for a description of the Slot Win Contribution.

   EBITDA and Adjusted EBITDA. EBITDA represents earnings before interest, income taxes, depreciation and amortization. Adjusted EBITDA represents adjustments to EBITDA to reflect pre-opening costs and certain other non-operating income/expense. Adjusted EBITDA should not be considered as an alternative to any measure of performance as promulgated under accounting principles generally accepted in the United States of America (such as operating income or net income), nor should it be considered as an indicator of the Authority's overall financial performance. The Authority's calculation of Adjusted EBITDA is likely to be different from the calculation of EBITDA or similar measurements used by other companies and therefore comparability may be limited. EBITDA and Adjusted EBITDA are computed as follows:


                                                                      For the Quarters  For the Six Months
                                                                       Ended March 31,    Ended March 31,
                                    For the Years Ended September 30,    (unaudited)        (unaudited)
                                    --------------------------------  ----------------  ------------------
                                      2001        2000       1999       2002     2001     2002      2001
                                     --------   --------   --------   -------  -------  --------  --------
                                                              (in thousands)
EBITDA
Net income (loss).................. $204,848    $145,934   $(38,920)  $19,989  $41,535  $ 27,604  $ 68,797
Add back:
Interest expense, net of
  capitalized interest.............   25,060      37,799     55,595    17,147    5,890    31,946    11,815
Interest income....................   (2,920)    (13,469)   (11,254)     (117)    (578)     (240)   (1,742)
Income taxes.......................       --          --         --        --       --        --        --
Depreciation and amortization......   34,753      30,739     23,397    20,013    6,943    37,276    13,522
                                     --------   --------   --------   -------  -------  --------  --------
EBITDA............................. $261,741    $201,003   $ 28,818   $57,032  $53,790  $ 96,586  $ 92,392
                                     --------   --------   --------   -------  -------  --------  --------
EBITDA Margin......................     33.3%       27.2%       4.3%     24.3%    28.6%     20.3%     24.9%

Adjustments to EBITDA to reconcile
  to Adjusted EBITDA
Pre-opening expense................ $ 31,344    $  5,278   $     --   $ 2,006  $ 1,927  $  3,663  $  3,316
Accretion of relinquishment
  liability discount...............   35,833      23,053     22,014     9,084    8,958    18,167    17,916
Relinquishment liability
  reassessment.....................  (74,410)      8,790     89,871        --       --        --        --
Other non-operating expense........      116       1,523         --        50       --        87        --
Change in fair value of derivative
  instruments......................      949          --         --       (11)    (865)        5     1,277
Management fees....................       --      13,634     59,532        --       --        --        --
Discontinued operations............      591         674        812        --      335        --       527
Extraordinary items................       --          --     38,428        --       --        --        --
                                     --------   --------   --------   -------  -------  --------  --------
Adjusted EBITDA.................... $256,164    $253,955   $239,475   $68,161  $64,145  $118,508  $115,428
                                     ========   ========   ========   =======  =======  ========  ========
Adjusted EBITDA margin.............     32.6%       34.4%      35.8%     29.0%    34.2%     24.9%     31.1%

   Accretion of relinquishment liability discount and reassessment of relinquishment liability. The Authority stopped paying management fees to TCA due to the termination of the Management Agreement and began paying fees under the Relinquishment Agreement beginning January 1, 2000. Under the Management Agreement, TCA was responsible for the day-to-day management, operation and maintenance of Mohegan Sun. The Management Agreement authorized TCA to pay itself a management fee in monthly installments based on 30% to 40% of net income, before management fees, as defined in the Management Agreement, depending on profitability levels. Under the Relinquishment Agreement, the Authority and TCA agreed to terminate the Management Agreement with TCA on January 1, 2000. To compensate TCA for terminating its management rights, the Authority agreed to pay to TCA five percent of the revenues, as defined in the Relinquishment Agreement, generated by Mohegan Sun (including Project Sunburst) during the 15-year period commencing on January 1, 2000 and ending on December 31, 2014.

   The Authority has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement.The Authority initially recorded a relinquishment liability of $549.1 million in 1998. The relinquishment liability is reassessed quarterly, and additionally when necessary, to account for material increases or decreases in projected revenues as well as the effect of the passage of time on the present value of the future payments to be made pursuant to the Relinquishment Agreement. In addition, the Authority has capitalized $130.0 million of this relinquishment liability in connection with the trademark value of the Mohegan Sun brand name. See Note 6 to the Authority's unaudited financial statements beginning on page F-31 for a further discussion of how the relinquishment liability and related reassessments are calculated.

Results of Operations

  Comparison of Operating Results for the Quarters Ended March 31, 2002 and 2001

   Net revenues for the quarter ended March 31, 2002 increased by $46.9 million, or 25.0%, to $234.7 million from $187.8 million reported for the same period of the prior year. This increase is primarily attributable to an increase in gaming revenues due to the opening of the Casino of the Sky on September 25, 2001.

   Adjusted EBITDA for the quarter ended March 31, 2002 increased by $4.0 million, or 6.3%, to $68.2 million from $64.1 million for the quarter ended March 31, 2001. Mohegan Sun achieved a 29.0% Adjusted EBITDA margin for the quarter ended March 31, 2002 compared to a 34.2% Adjusted EBITDA margin for the quarter ended March 31, 2001. The decline in the margin was the result of increased labor, marketing and operating expenses related to operating the expanded facility. The Authority expects revenues to increase and operating expenses to decrease as a percentage of revenues as the facility matures and as the remaining amenities are opened. However, the Authority relies heavily on drive-in traffic and the current parking infrastructure is not sufficient to accommodate peak crowds. The Authority believes that its ability to host events in the arena on weekends and to otherwise accommodate guests during peak periods will be limited until the parking enhancements provided by the Thames Garage and the Indian Summer Garage are fully completed in June 2002. Accordingly, operating revenues and margins are expected to be negatively impacted until the fourth quarter of 2002. See "--Overview--Additional Mohegan Sun Enhancements--Parking Garages" and "--Liquidity, Capital Resources and Capital Spending--Capital Expenditures" for a discussion of parking enhancements.

   The Connecticut slot market grew at a rate of 13.4% from the quarter ended March 31, 2001 to the quarter ended March 31, 2002. The State of Connecticut reported a gross slot win of $359.7 million and $317.2 million for the quarters ended March 31, 2002 and 2001, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced an increase in gross slot revenues of 21.8% in the quarter ended March 31, 2002 over the quarter ended March 31, 2001. Gross slot revenues were $164.8 million and $135.2 million for the quarters ended March 31, 2002 and 2001, respectively. Gross slot win per unit per day was $295 and $496 for the respective periods. The decrease in gross slot win per unit was due to an increase in the weighted average number of slot machines year over year from approximately 3,031 in the quarter ended March 31, 2001 to approximately 6,207 in the quarter ended March 31, 2002. The increase in weighted average slot machines is primarily attributable to the opening of the Casino of the Sky the Hall of the Lost Tribes smoke-free slot machine venue, which added a total of approximately 3,200 slot machines to Mohegan Sun.

   Gaming revenues for the quarter ended March 31, 2002 increased by $40.6 million, or 22.5%, to $221.3 million from $180.6 million for the quarter ended March 31, 2001. This increase is due to a 20.1% growth in slot machine revenues and a 30.4% increase in table game revenues as a result of the opening of the Casino of the Sky.

   Food and beverage revenues for the quarter ended March 31, 2002 increased by $3.9 million, or 35.4%, to $14.9 million from $11.0 million for the quarter ended March 31, 2001. This increase is attributable to a 29.4% increase in meals served for the quarter ended March 31, 2002, as compared to the same period in the prior year and a higher average sale per check. The average sale per check was $11.71 for the quarter ended March 31, 2002, as compared to $11.60 for the same period in the prior year. The increases in meals served and higher average sale per check are primarily associated with the new Project Sunburst restaurants which include the 350-seat Sunburst Buffet, the Rising Moon Gallery of Eateries, a gourmet restaurant named Rain, and Todd English's Tuscany Restaurant.

   Retail, entertainment and other revenues for the quarter ended March 31, 2002 increased by $962,000, or 8.0%, to $12.9 million from $12.0 million for the same period in the prior year. The increase was attributable to $2.5 million in entertainment and other revenue due to the opening of the Mohegan Sun Arena on September 25, 2001 and the rental income earned from tenant outlets in the Shops at Mohegan Sun. The increase was partially offset by a decrease in retail revenue of $1.5 million due to a shift in patronage from Mohegan Sun operated outlets to the tenant outlets in the Shops at Mohegan Sun.

   Promotional allowances for the quarter ended March 31, 2002 decreased by $1.4 million, or 8.7%, to $14.5 million from $15.8 million for the quarter ended March 31, 2001. The first phase of Project Sunburst included the opening of the Shops at Mohegan Sun. Effective with the opening of the first phase of Project Sunburst, members of the Mohegan Sun Player's Club were eligible to redeem points at these tenant outlets. The decrease is attributable to the shift in patronage from Mohegan Sun retail outlets to the tenant outlets in the Shops at Mohegan Sun, as expenses related to the Shops at Mohegan Sun are included in gaming expenses.

   Total costs and expenses for the quarter ended March 31, 2002 increased by $56.0 million, or 42.3%, to $188.5 million from $132.5 million for the quarter ended March 31, 2001. The increase is primarily the result of supporting a $45.5 million increase in gross revenues and a $13.1 million increase in depreciation expense due to the opening of the Casino of the Sky.

   Gaming costs and expenses for the quarter ended March 31, 2002 increased by $32.6 million, or 37.4%, to $119.7 million from $87.1 million for the quarter ended March 31, 2001. This increase is attributable to an approximately 90-unit increase in table games and the addition of approximately 3,200 slot machines associated with the opening of the Casino of the Sky and the Hall of the Lost Tribes. Gaming costs and expenses as a percentage of gaming revenues were 54.1% in the quarter ended March 31, 2002 compared to 48.2% in the same period of the prior year, an increase of 5.9%. Additionally, the first phase of Project Sunburst included the opening of the Shops at Mohegan Sun. The substantial point redemption by Mohegan Sun Player's Club patrons in the tenant Shops at Mohegan Sun resulted in a significant increase in Mohegan Sun's gaming expenses for the quarter ended March 31, 2002.

   Food and beverage costs and expenses for the quarter ended March 31, 2002 increased by $4.2 million, or 70.5%, to $10.1 million from $5.9 million in expenses for the quarter ended March 31, 2001. The cost of sales for food calculated as a percentage of food revenue was 33.8% for the quarter ended March 31, 2002 and 2001. These increases are the result of higher food and beverage operating costs, particularly labor costs and other operating expenses related to the opening of the Rising Moon Gallery of Eateries, a 350-seat Sunburst Buffet, a gourmet restaurant named Rain, and Todd English's Tuscany during the quarter ended December 31, 2001, and additional beverage service in the Casino of the Sky, the arena concessions, the Cabaret bar, Leffingwell's bar located at the base of Wombi Rock and Sachem's Lounge. The opening of these additional outlets resulted in an increase in the number of meals served, or food covers, from 870,000 in the quarter ended March 31, 2001 to 1,126,000 in the quarter ended March 31, 2002, a 29.4% increase.

   Retail, entertainment and other costs and expenses for the quarter ended March 31, 2002 increased by $1.3 million, or 29.8%, to $5.8 million from $4.5 million for the quarter ended March 31, 2001. This increase was primarily a result events held in the Mohegan Sun Arena during the quarter ended March 31, 2002. Some of these events included the National Women's Basketball League Championships, concerts by Janet Jackson and Anne Murray, Showtime Boxing, and an Ultimate Fighting Championship. Costs associated with operating the Cabaret, an intimate 300-seat theater in the Casino of the Sky, also contributed to the increase.

   General and administrative costs and expenses for the quarter ended March 31, 2002 increased by $4.8 million, or 18.2%, to $30.8 million from the $26.1 million for the quarter ended March 31, 2001. This increase is primarily associated with utilities costs related to the expanded facility and advertising expenses targeted to promote Mohegan Sun through all major media outlets.

   Pre-opening costs and expenses associated with the April 23, 2002 partial opening of the Mohegan Sun hotel were $2.0 million for the quarter ended March 31, 2002 compared to pre-opening expenses (relating to the opening of the first phase of Project Sunburst) of $1.9 million for the quarter ended March 31, 2001.

   Depreciation and amortization for the quarter ended March 31, 2002 increased by $13.1 million, or 188.2%, to $20.0 million from $6.9 million for the quarter ended March 31, 2001. This increase was a result of $719.4 million of assets related to Project Sunburst, including $26.5 million of capitalized interest, placed in service between the opening of the first phase of Project Sunburst on September 25, 2001 and March 31, 2002.

   Income from operations for the quarter ended March 31, 2002 decreased by $9.1 million, or 16.5%, to $46.1 million from $55.3 million for the quarter ended March 31, 2001. This decrease is attributable to increases in costs and expenses associated with the expansion of Mohegan Sun, including increased staffing levels and increases in depreciation and amortization.

   Accretion of the discount associated with the relinquishment liability for the quarter ended March 31, 2002 increased by $126,000, or 1.4%, to $9.1 million from $9.0 million for the quarter ended March 31, 2001.

   Interest and other income for the quarter ended March 31, 2002 decreased by $461,000, or 79.8%, to $117,000 from $578,000 in income for the quarter ended March 31, 2001. The decrease in interest income resulted from the liquidation of investments to fund Project Sunburst plus a decline in return on the invested assets. The weighted average invested cash was $23.8 million and $20.6 million for the quarters ended March 31, 2002 and March 31, 2001, respectively. The Authority invests in investment-grade commercial paper having maturities of not more than six months from the date of acquisition.

   Interest expense for the quarter ended March 31, 2002 increased by $11.3 million, or 191.1%, to $17.1 million from $5.9 million in expense for the quarter ended March 31, 2001. This increase was mainly attributable to higher average debt outstanding and a decrease in the amount of capitalized interest. The weighted average outstanding debt was $1.1 billion for the quarter ended March 31, 2002, compared to $595.9 million for the quarter ended March 31, 2001. Capitalized interest was $3.1 million for the quarter months ended March 31, 2002 compared to $5.9 million for the same period in the prior year. The weighted average interest rate for the quarter ended March 31, 2002 was 7.4%, compared to 8.2% for the quarter ended March 31, 2001.

   Loss from discontinued operations associated with the conversion of the bingo hall into the smoke-free Hall of the Lost Tribes slot machine venue totaled $335,000 for the quarter ended March 31, 2001. There was no loss from discontinued operations for the quarter ended March 31, 2002.

   Net income for the quarter ended March 31, 2002 decreased by $21.5 million, or 51.9%, to $20.0 million from $41.5 million for the quarter ended March 31, 2001. The decrease is primarily due to the increase in interest expense and depreciation and amortization. Interest expense increased by $11.3 million during the quarter ended March 31, 2002 contributing to the reduction in net income. The increase in interest expense was mainly attributable to higher average debt outstanding. The weighted average outstanding debt was $1.1 billion for the quarter ended March 31, 2002, compared to $595.9 million for the quarter ended March 31, 2001. Depreciation and amortization increased by $13.1 million for the quarter ended March 31, 2002, due to the placing in service of assets related to the first phase of Project Sunburst.

  Comparison of Operating Results for the Six Months Ended March 31, 2002 and
  2001

   Net revenues for the six months ended March 31, 2002 increased by $105.3 million, or 28.4%, to $476.2 million from $370.9 million reported for the same period of the prior year. This increase is primarily attributable to an increase in gaming revenues due to the opening of the Casino of the Sky on September 25, 2001.

   Adjusted EBITDA for the six months ended March 31, 2002 increased by $3.1 million, or 2.7%, to $118.5 million from $115.4 million for the six months ended March 31, 2001. Mohegan Sun achieved a 24.9% Adjusted EBITDA margin for the six months ended March 31, 2002 compared to a 31.1% adjusted EBITDA margin for the six months ended March 31, 2001. The decline in the margin was the result of increased labor, marketing and operating expenses related to operating the expanded Mohegan Sun facility. Additionally, the unfavorable variance can be partially attributed to the impact of the national recession and the events of the September 11, 2001 tragedy. The Authority expects revenues to increase and operating expenses to decrease as a percentage of revenues as the facility matures and as the remaining amenities are opened. However, the Authority relies heavily on drive-in traffic and the current parking infrastructure is not sufficient to accommodate peak crowds. The Authority believes that its ability to host events in the arena on weekends and to otherwise accommodate guests during peak periods will be limited until the parking enhancements provided by the Thames Garage and the Indian Summer Garage are fully completed in June 2002. Accordingly, operating revenues and margins are expected to be negatively impacted until the fourth quarter of 2002. See "Overview--Additional Mohegan Sun Enhancements--Parking Garages" and "Liquidity, Capital Resources and Capital Spending--Capital Expenditures" for a discussion of parking enhancements.

   The Connecticut slot market grew at a rate of 14.5% for the six months ending March 31, 2002. The State of Connecticut reported a gross slot win of $717.9 million and $626.8 million for the six months ended March 31, 2002 and 2001, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced an increase in gross slot revenues of 26.0% in the six months ended March 31, 2002 over the six months ended March 31, 2001. Gross slot revenues were $336.6 million and $267.2 million for the six months ended March 31, 2002 and 2001, respectively. Gross slot win per unit per day was $298 and $484 for the respective periods. The decrease in gross slot win per unit was due to an increase in the weighted average number of slot machines year over year from approximately 3,033 in the six months ended March 31, 2001 to approximately 6,213, in the six months ended March 31, 2002. The increase in weighted average slot machines is primarily attributable to the opening of the Casino of the Sky and the Hall of the Lost Tribes smoke-free slot machine venue, which added a total of approximately 3,200 slot machines to Mohegan Sun.

   Gaming revenues for the six months ended March 31, 2002 increased by $92.6 million, or 26.0%, to $448.1 million from $355.6 million for the six months ended March 31, 2001. This increase is due to a 25.1% growth in slot machine revenues and a 30.2% increase in table game revenues as a result of the opening of the Casino of the Sky.

   Food and beverage revenues for the six months ended March 31, 2002 increased by $10.3 million, or 47.2%, to $32.0 million from $21.8 million for the six months ended March 31, 2001. This increase in food and beverage revenues is attributable to a 34.1% increase in meals served for the six months ended March 31, 2002, as compared to the same period in the prior year and a higher average sale per check. The increases in meals served and higher average sale per check are primarily associated with the new Project Sunburst restaurants which include the 350-seat Sunburst Buffet, the Rising Moon Gallery of Eateries, a gourmet restaurant named Rain, and Todd English's Tuscany Restaurant.

   Retail, entertainment and other revenues for the six months ended March 31, 2002 decreased by $988,000, or 3.5%, to $27.6 million from $28.6 million for the six months ended March 31, 2001. Retail revenue decreased $4.3 million due to a shift in patronage from Mohegan Sun operated outlets to the tenant outlets in the Shops at Mohegan Sun. The decrease was partially offset by an increase of $3.3 million in entertainment and other revenue due to the opening of the Mohegan Sun Arena on September 25, 2001 and the rental income earned from tenant outlets in the Shops at Mohegan Sun.

   Promotional allowances for the six months ended March 31, 2002 decreased by $3.4 million, or 9.8%, to $31.6 million from $35.0 million for the six months ended March 31, 2001. The first phase of Project Sunburst included the opening of the Shops at Mohegan Sun. Effective with the opening of the first phase of Project Sunburst, members of the Mohegan Sun Player's Club were eligible to redeem points at these tenant outlets. The decrease is attributable to the shift in patronage from Mohegan Sun retail outlets to the tenant outlets in the Shops at Mohegan Sun, as expenses related to the Shops at Mohegan Sun are included in gaming expenses.

   Total costs and expenses for the six months ended March 31, 2002 increased by $126.3 million, or 46.4%, to $398.6 million from $272.3 million during the six months ended March 31, 2001. This increase is primarily the result of supporting a $101.9 million increase in gross revenues and a $23.8 million increase in depreciation expense due to the opening of the Casino of the Sky.

   Gaming costs and expenses for the six months ended March 31, 2002 increased by $72.6 million, or 40.2%, to $253.0 million from $180.4 million for the six months ended March 31, 2001. The increase is attributable to an approximately 90-unit increase in table games and the addition of approximately 3,200 slot machines associated with the opening of the first phase of Project Sunburst and the Hall of the Lost Tribes. Gaming costs and expenses as a percentage of gaming revenues were 56.5% in the six months ended March 31, 2002 compared to 50.7% in the same period of the prior year, an increase of 5.8%. Additionally, the first phase of Project Sunburst included the opening of the Shops at Mohegan Sun. The substantial point redemption by Mohegan Sun Players Club patrons in the tenant Shops at Mohegan Sun resulted in a significant increase in Mohegan Sun's gaming expenses for the six months ended March 31, 2002.

   Food and beverage costs and expenses for the six months ended March 31, 2002 increased by $9.2 million, or 76.6%, to $21.2 million from $12.0 million for the six months ended March 31, 2001.The cost of sales for food as calculated as a percentage of food revenue decreased to 34.9% in the six months ended March 31, 2002, from 35.3% in the six months ended March 31, 2001. These increases are the result of higher food and beverage operating costs, particularly labor costs and other operating expenses due to the September 25, 2001 opening of the Rising Moon Gallery of Eateries, a 350-seat Sunburst Buffet, a gourmet restaurant named Rain, and Todd English's Tuscany, and additional beverage service in the Casino of the Sky, the arena concessions, the Cabaret bar and Leffingwell's bar located at the base of Wombi Rock. The opening of these additional outlets resulted in an increase in the number of meals served, or food covers, from 1.8 million in the six months ended March 31, 2001 to 2.4 million in the six months ended March 31, 2002, a 34.1% increase.

   Retail, entertainment and other costs and expenses for the six months ended March 31, 2002 increased by $5.4 million, or 58.5%, to $14.7 million from $9.3 million for the six months ended March 31, 2001. This increase is primarily a result of the events that were held in the Mohegan Sun Arena in the six months ended March 31, 2002. The Mohegan Sun Arena opened on September 25, 2001. These events included an NBA basketball game with Michael Jordan and the Washington Wizards, the National Women's Basketball League Championships, concerts with Janet Jackson, Tim McGraw, Gloria Estefan, Aerosmith, Julio Iglesias, Toby Keith, Bob Dylan and Anne Murray, Polkapalooza, Showtime Boxing, an exhibition tennis match with Martina Navritolova and Monica Seles and ESPN Bowling. Also contributing to the increase are expenses associated with the Cabaret, an intimate 300-seat theater that plays host to entertainers from singers, such as Tony Bennett, Betty Buckley, Shirley Jones and Jack Jones, to comics, such as Phyllis Diller, Nell Carter and the Amazing Kreskin.

   General and administrative costs and expenses for the six months ended March 31, 2002 increased by $15.0 million, or 27.9%,to $68.7 million from the $53.7 million for the six months ended March 31, 2001. This increase is primarily associated with advertising expenses targeted to promote Mohegan Sun through all major media outlets.

   Pre-opening costs and expenses associated with the April 23, 2002 partial opening of the Mohegan Sun hotel were $3.7 million for the six months ended March 31, 2002 compared to pre-opening expenses (relating to the opening of the first phase of Project Sunburst) of $3.3 million for the six months ended March 31, 2001.

   Depreciation and amortization for the six months ended March 31, 2002 increased by $23.8 million, or 175.7%, to $37.3 million for the six months ended March 31, 2002 from $13.5 million for the six months ended March 31, 2001. This increase was a result of $719.4 million of assets related to Project Sunburst, including $26.5 million of capitalized interest, placed in service between the opening of the first phase of Project Sunburst on September 25, 2001 and March 31, 2002.

   Income from operations for the six months ended March 31, 2002 decreased by $21.0 million, or 21.3%, to $77.6 million from $98.6 million for the six months ended March 31, 2001. This decrease is partially attributable to increases in costs and expenses associated with the expansion of Mohegan Sun, including increased staffing levels and depreciation and amortization of the expanded facility. Additionally, the unfavorable variance can be attributed to the impact of the economic slowdown and the events of the September 11, 2001 tragedy.

   Accretion of the discount associated with the relinquishment liability for the six months ended March 31, 2002 increased by $251,000, or 1.4%, to $18.2 million from $17.9 million for the same period in the prior year.

   Interest and other income for the six months ended March 31, 2002 decreased by $1.5 million, or 86.2%, to $240,000 from $1.7 million for the six months ended March 31, 2001. The decrease in interest income resulted from the liquidation of investments to fund Project Sunburst plus a decline in the return on the invested assets. The weighted average invested cash was $18.2 million and $21.3 million for the six months ended March 31, 2002 and March 31, 2001, respectively. The Authority invests in investment-grade commercial paper having maturities of not more than six months from the date of acquisition.

   Interest expense for the six months ended March 31, 2002 increased $20.1 million, or 170.4%, to $31.9 million from $11.8 million for the six months ended March 31, 2001. This increase is mainly attributable to higher average debt outstanding offset by a decrease in interest rates. Capitalized interest was $6.3 million for the six months ended March 31, 2002 compared to $10.7 million for the same period in the prior year. The weighted average interest rate for the six months ended March 31, 2002 was 7.27%, compared to 8.31% for the six months ended March 31, 2001. The weighted average outstanding debt was $1.0 billion for the six months ended March 31, 2002, compared to $550.3 million for the six months ended March 31, 2001.

   Loss from discontinued operations associated with the conversion of the bingo hall into the smoke-free Hall of the Lost Tribes slot machine venue totaled $527,000 for the six months ended March 31, 2001. There was no loss from discontinued operations for the six months ended March 31, 2002.

   Net income for the six months ended March 31, 2002 decreased by $41.2 million, or 59.9%, to $27.6 million from $68.8 million for the same period in the prior year. The decrease is primarily attributable to the increase in interest expense and depreciation and amortization. Interest expense increased by $20.1 million during the six months contributing to the reduction in net income. The increase in interest expense was mainly attributable to higher average debt outstanding. The weighted average outstanding debt was $1.0 billion for the six months ended March 31, 2002, compared to $550.3 million for the six months ended March 31, 2001. Depreciation and amortization increased by $23.8 million for the six months ended March 31, 2002, due to the placing in service of assets related to the first phase of Project Sunburst.

  Comparison of Operating Results for the Fiscal Years Ended September 30, 2001 and 2000

   Net revenues for the fiscal year ended September 30, 2001 increased by $47.3 million, or 6.4%, to $786.6 million from $739.3 million for the fiscal year ended September 30, 2000.

   Adjusted EBITDA for the fiscal year ended September 30, 2001 increased by $2.2 million, or 0.9%, to $256.2 million from $254.0 million for the fiscal year ended September 30, 2000. Mohegan Sun achieved an Adjusted EBITDA margin of 32.6% for the fiscal year ended September 30, 2001, compared to a 34.4% margin for the fiscal year ended September 30, 2000. This decline in the margin was attributable to increased labor, marketing and operating expenses and an increase in pre-opening costs related to Project Sunburst. On November 29, 2000, the Authority converted the bingo operations into the 637-unit smoke-free Hall of the Lost Tribes slot machine venue. Therefore, the corresponding revenues, promotional allowances, expenses and interest income were reported as discontinued operations.

   The Connecticut slot market continued to grow in fiscal year 2001, as did Mohegan Sun's market share. The Connecticut slot market grew at a rate of 4.1% from fiscal year 2000 to fiscal year 2001. The State of Connecticut reported a gross slot win of $1.4 billion and $1.3 billion for the fiscal years ended September 30, 2001 and 2000, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced a fiscal year 2001 increase in gross slot revenues of 7.0% over the prior year. The Authority's gross slot revenues were $578.4 million and $540.3 million for the fiscal years ended September 30, 2001 and 2000, respectively. Gross slot win per unit per day was $471 and $488 for the respective periods. The decrease in gross slot win per unit per day was due to an increase in the weighted average number of slot machines year over year from 3,028 to 3,362.

   Gaming revenues for the fiscal year ended September 30, 2001 increased by $41.4 million, or 5.8%, to $751.0 million from $709.6 million for the fiscal year 2000. This increase in gaming revenues was primarily due to a 6.3% growth in Mohegan Sun net slot revenues as a result of the continued growth of the Mohegan Sun customer base, as well as the opening of the first phase of Project Sunburst for six days during fiscal year 2001.

   Food and beverage revenues for the fiscal year ended September 30, 2001 increased by $2.2 million, or 4.6%, to $49.5 million from $47.3 million for the fiscal year ended September 30, 2000. This increase in revenues was attributable to a higher average sale per check primarily associated with new Project Sunburst restaurants.

   Retail, entertainment and other revenues for the fiscal year ended September 30, 2001 increased by $5.1 million, or 9.8%, to $57.5 million from $52.4 million for the fiscal year ended September 30, 2000. This increase was attributable to increased popularity of the Mohegan Sun gasoline and convenience center.

   Promotional allowances for the fiscal year ended September 30, 2001 increased by $1.4 million, or 1.9%, to $71.4 million from $70.0 million for the fiscal year ended September 30, 2000. This increase in promotional allowances was attributable to the increase in gross revenues. Promotional allowances as a percentage of gross revenue decreased from 8.7% in fiscal year 2000 to 8.3% in fiscal year 2001 due to an increase in the redemption of Mohegan Sun Player's Club points at retail outlets not managed by the Authority. See Note 3 to the Authority's audited financial statements on page F-7 of this prospectus.

   Total costs and expenses for the fiscal year ended September 30, 2001 increased by $61.6 million, or 11.5%, to $596.5 million from $535.0 million for the fiscal year ended September 30, 2000. The increase in expenses was primarily a result of a 6.0% increase in gross revenues and pre-opening expenses related to Project Sunburst.

   Gaming costs and expenses for the fiscal year ended September 30, 2001 increased by $27.3 million, or 8.9%, to $334.5 million from $307.2 million for the fiscal year ended September 30, 2000. This increase in gaming costs and expenses was primarily due to increases in labor and benefit costs, Slot Win Contribution and the allocation of complimentaries associated with gaming. The Slot Win Contribution for the fiscal years ended September 30, 2001 and 2000 totaled $144.6 million and $135.1 million, respectively. The increase in Slot Win Contribution was directly related to the increase in slot revenues. See "Description of Material Agreements--Gaming Compact with the State of Connecticut" for a description of the Slot Win Contribution.

   Food and beverage costs for the fiscal year ended September 30, 2001 increased by $702,000, or 3.0%, to $24.4 million from $23.7 million for the fiscal year ended September 30, 2000. This increase was attributable to increased labor and benefit costs.

   Retail, entertainment and other costs for the fiscal year ended September 30, 2001 increased by $5.0 million, or 18.3%, to $32.1 million from $27.1 million for the fiscal year ended September 30, 2000. This increase was primarily attributable to the increased popularity of the Mohegan Sun gasoline and convenience center, as well as the increase in expenses associated with the Uncas Pavilion, a temporary event structure. The Uncas Pavilion was closed permanently in September 2001.

   General and administrative costs for the fiscal year ended September 30, 2001 increased by $12.1 million, or 9.5%, to $139.3 million from $127.2 million for the fiscal year ended September 30, 2000. This increase was attributable to increases in marketing expenses aimed at our direct mail and advertising programs.

   Pre-opening costs for the fiscal year ended September 30, 2001 increased by $26.1 million, or 493.9%, to $31.3 million from $5.3 million for the fiscal year ended September 30, 2000. This increase was comprised primarily of personnel costs and marketing and advertising costs associated with the September 25, 2001 opening of Project Sunburst.

   There were no management fees earned by TCA for the fiscal year ended September 30, 2001, compared to $13.6 million of management fees for fiscal year 2000. The decrease in management fees was a direct result of the termination of the Management Agreement on December 31, 1999. See "Description of Material Agreements--Previous Management Agreement with Trading Cove Associates" and "--Relinquishment Agreement with Trading Cove Associates."

   Depreciation and amortization for the fiscal year ended September 30, 2001 increased by $4.0 million, or 13.1%, to $34.8 million from $30.7 million for the fiscal year ended September 30, 2000. The increase was the result of additional depreciation on capital expenditures made during the year.

   The relinquishment liability reassessment for the fiscal year ended
September 30, 2001 decreased by $83.2 million, or 946.5%, to income of $74.4 million from an expense of $8.8 million for the fiscal year ended September 30, 2000. This decrease was due to the review by the Authority of current revenue forecasts and the reduction of revenue projections for the period in which the Relinquishment Agreement applies, due to uncertainties involving economic market conditions and future competition from potential Native American casinos.

   Income from operations for the fiscal year ended September 30, 2001 increased by $69.0 million, or 35.3%, to $264.5 million from $195.5 million for the fiscal year ended September 30, 2000. This increase is primarily attributable to the decrease in the relinquishment liability reassessment from an $8.8 million expense for the fiscal year ended September 30, 2000 to $74.4 in income for the fiscal year ended September 30, 2001.

   Accretion of the discount associated with the relinquishment liability for the fiscal year ended September 30, 2001 increased by $12.7 million, or 55.4%, to $35.8 million from $23.1 million for the fiscal year ended September 30, 2000.

   Interest and other income for the fiscal year ended September 30, 2001 decreased by $10.5 million, or 78.3%, to $2.9 million from $13.5 million for the fiscal year ended September 30, 2000. This decrease was related to declining interest rates during the year and a decrease in the weighted average invested cash, which has been used in financing Project Sunburst. Weighted average invested cash was $29.1 million and $171.3 million for the fiscal years ended September 30, 2001 and 2000, respectively.

   Net interest expense for the fiscal year ended September 30, 2001 decreased by $12.7 million, or 33.7%, to $25.1 million from $37.8 million for the fiscal year ended September 30, 2000. This decrease was mainly attributable to the capitalization of $27.4 million in interest on the Bank Credit Facility, the $200.0 million Senior Notes, the $300.0 million 1999 Senior Subordinated Notes and the $150.0 million 2001 Senior Subordinated Notes. During fiscal year 2000, $9.9 million of interest expense was capitalized. The increase in debt was the result of draws on the Bank Credit Facility and the issuance of the $150.0 million 2001 Senior Subordinated Notes. The weighted average interest rate was 8.04% and 8.39% for the fiscal years ended September 30, 2001 and 2000, respectively. The weighted average debt outstanding was $787.9 million and $512.6 million for the fiscal years ended September 30, 2001 and 2000, respectively.

   Other expenses for the fiscal year ended September 30, 2001 decreased by $1.4 million, or 92.4%, to $116,000 from $1.5 million for the fiscal year ended September 30, 2000. This decrease was attributable to the disposal of certain assets by the Authority.

   The change in fair value of derivative instruments of $949,000 represents the change in time value of the derivative instruments. The decrease in the market value of derivative instruments held at September 30, 2001 of $6.1 million was offset by a reclassification of $5.1 million of intrinsic value to accumulated other comprehensive loss. The Authority held no derivative instruments at September 30, 2000. See "--Quantitative and Qualitative Disclosure of Market Risk" and Note 8 to the Authority's audited financial statements on page F-11 of this prospectus.

   Loss from discontinued operations for the fiscal year ended September 30, 2001 decreased by $83,000, or 12.3%, to $591,000 from $674,000 for the fiscal year ended September 30, 2000. The loss was the result of the decision of the Authority, in conjunction with the Tribe, to cease bingo operations in order to convert the floor space into the 637-unit Hall of the Lost Tribe smoke-free slot machine venue.

   Net income for the fiscal year ended September 30, 2001 increased by $58.9 million, or 40.4%, to $204.8 million from $145.9 million the fiscal year ended September 30, 2000. This increase was primarily attributable to the decrease in the relinquishment liability reassessment expense from $8.8 million in fiscal year 2000 to income of $74.4 million in fiscal year 2001. The increase was partially offset by the decrease in income from operations from $195.5 million in fiscal year 2000 to $264.5 million in fiscal year 2001.

  Comparison of Operating Results for the Fiscal Years Ended September 30, 2000 and 1999

   Net revenues for the fiscal year ended September 30, 2000 increased by $70.6 million, or 10.6%, to $739.3 million from $668.7 million for the fiscal year ended September 30, 1999.

   Adjusted EBITDA for the fiscal year ended September 30, 2000 increased by $14.5 million, or 6.0%, to $254.0 million from $239.5 million for the fiscal year ended September 30, 1999. Mohegan Sun achieved a fiscal year 2000 Adjusted EBITDA margin of 34.4% compared to a 35.8% Adjusted EBITDA margin during the fiscal year ended September 30, 1999.
   On November 29, 2000, the Authority converted its bingo operations into the Hall of the Lost Tribes smoke-free slot machine venue; therefore, the corresponding revenues, promotional allowances, expenses and interest income were consolidated in discontinued operations. See "Business--Mohegan Sun."

   During fiscal year 2000, the Connecticut slot market continued to grow, as did Mohegan Sun's market share. The Connecticut slot market grew at a rate of 8.5% from fiscal year 1999 to fiscal year 2000. The State of

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

Connecticut reported a gross slot win of $1.3 billion and $1.2 billion for the fiscal years ended September 30, 2000 and 1999, respectively. Mohegan Sun exceeded the market's growth in slot win as it experienced a fiscal year 2000 increase in net slot revenues of 11.6% over the prior year. The Authority's gross slot revenues were $529.9 million and $474.9 million for the fiscal years ended September 30, 2000 and 1999, respectively. Gross slot win per unit per day was $488 and $439 for the respective periods.

   Gaming revenues for the fiscal year ended September 30, 2000 increased by $68.5 million, or 10.7%, to $709.6 million from $641.1 million for the fiscal year ended September 30, 1999. This increase in gaming revenues was primarily due to an 11.6% growth in Mohegan Sun net slot revenues as a result of the continued growth of the Mohegan Sun customer base. Membership in the Mohegan Sun Player's Club totaled approximately 1.4 million members and approximately
1.2 million members as of September 30, 2000 and 1999, respectively.

   Food and beverage revenues for the fiscal year ended September 30, 2000 decreased by $591,000, or 1.2%, to $47.3 million from $47.9 for the fiscal year ended September 30, 1999. This decrease in revenues was attributable to reduced food servings and a patron shift in Mohegan Sun Player's Club point redemption from the food and beverage products toward retail and gas products.

   Retail and other revenues for the fiscal year ended September 30, 2000 increased by $15.9 million, or 43.5%, to $52.4 million from $36.5 million for the fiscal year ended September 30, 1999. This increase was attributed to increased utilization of retail complimentaries and the popularity of the Mohegan Sun gasoline and convenience center.

   Promotional allowances for the fiscal year ended September 30, 2000 increased by $13.2 million, or 23.3%, to $70.0 million from $56.8 million for the fiscal year ended September 30, 1999. This increase was attributable to an increase in the customer base as well as increased utilization of the Mohegan Sun Player's Club complimentary program. Additionally, promotional allowances as a percentage of gross revenue increased from 7.8% in fiscal year 1999 to 8.7% in fiscal year 2000.

   Total costs and expenses for the fiscal year ended September 30, 2000 increased by $22.8 million, or 4.5%, to $535.0 million from $512.1 million for the fiscal year ended September 30, 1999. This increase in expenses was primarily a result of an 11.6% increase in gross revenues and pre-opening expenses related to Project Sunburst incurred during fiscal year 2000.

   Gaming costs and expenses for the fiscal year ended September 30, 2000 increased by $33.7 million, or 12.3%, to $307.2 million from $273.5 million for the fiscal year ended September 30, 1999. This increase in gaming costs and expenses is primarily due to increases in the Slot Win Contribution and the allocation of complimentaries associated with gaming. The Slot Win Contribution for the fiscal years ended September 30, 2000 and 1999 totaled $135.1 million and $121.1 million, respectively. The increase in the Slot Win Contribution was directly related to the increase in slot revenues.

   Food and beverage costs for the fiscal year ended September 30, 2000 increased by $1.5 million, or 6.9%, to $23.7 million from $22.2 million for the fiscal year ended September 30, 1999. This increase was attributable to increased labor and benefit costs.

   Retail and other costs for the fiscal year ended September 30, 2000 increased by $4.6 million, or 20.2%, to $27.1 million from $22.6 million for the fiscal year ended September 30, 1999. This increase was primarily attributable to a full year of operations for the Mohegan Sun gasoline and convenience center, which opened in December 1998, as well as the increased utilization of the Mohegan Sun complimentary program in the retail outlets.

   General and administrative costs for the fiscal year ended September 30, 2000 increased by $16.3 million, or 14.7%, to $127.2 million from $110.9 million for the fiscal year ended September 30, 1999. This increase was partially attributable to continued marketing campaigns associated with efforts to increase the frequency of patron visits. Of the $16.3 million increase, $3.5 million was associated with the operation of the Uncas Pavilion.

   Pre-opening costs were $5.3 million for the fiscal year ended September 30, 2000. Pre-opening costs were composed of labor and advertising costs associated with Project Sunburst. Mohegan Sun did not incur any pre-opening costs for the fiscal year ended September 30, 1999.

   Management fees earned by TCA for the fiscal year ended September 30, 2000 decreased by $45.9 million, or 77.1%, to $13.6 million from $59.5 million for the fiscal year ended September 30, 1999. This decrease in management fees was a direct result of the termination of the Management Agreement on December 31, 1999.

   Depreciation and amortization for the fiscal year ended September 30, 2000 increased by $7.3 million, or 31.4%, to $30.7 million from $23.4 million for the fiscal year ended September 30, 1999. This increase was primarily attributable to the $4.3 million amortization of the trademark asset and the increase in depreciation of newly acquired capital assets including the Riverview Garage and the Eagleview Center.

   The relinquishment liability reassessment expense for the fiscal year ended September 30, 2000 decreased by $81.1 million, or 90.2%, to $8.8 million from $89.9 million for the fiscal year ended September 30, 1999. This decrease is due to the review by the Authority of current revenue forecasts and the increase in revenue projections for the period in which the Relinquishment Agreement applies, due to uncertainties involving economic market conditions and future competition from potential Native American casinos.

   Income from operations for the fiscal year ended September 30, 2000 increased by $128.8 million, or 193.2%, to $195.5 million from $66.7 million for fiscal year ended September 30, 1999. This increase is primarily attributable to the decrease in the relinquishment liability reassessment from $89.9 million for the fiscal year ended September 30, 1999 to $8.8 million for the fiscal year ended September 30, 2000. Additionally, the increase can be attributed to an increase in gaming revenues.

   Accretion of the discount associated with the relinquishment liability for the fiscal year ended September 30, 2000 increased by $1.1 million, or 4.7% to $23.1 million from $22.0 million for the fiscal year ended September 30, 1999.

   Interest and other income for the fiscal year ended September 30, 2000 increased by $2.2 million, or 19.7%, to $13.5 million from $11.3 million for the fiscal year ended September 30, 1999. This increase was related to the investment of the remainder of the proceeds from the Authority's Senior Notes and 1999 Senior Subordinated Notes issued on March 3, 1999. A portion of the financing was used to pay off existing debt and the remainder was invested to be used later for construction of Project Sunburst. The Authority's treasury program requires investment in investment-grade commercial paper having maturities not more than six months from the date of acquisition. Weighted average invested cash was $171.3 million and $151.8 million for the fiscal years ended September 30, 2000 and 1999, respectively.

   Interest expense for the fiscal year ended September 30, 2000 decreased by $17.8 million, or 32.0%, to $37.8 million from $55.6 million for the fiscal year ended September 30, 1999. This decrease was mainly attributable to the capitalization of $9.9 million in interest on the $200 million Senior Notes and the $300 million 1999 Senior Subordinated Notes to Project Sunburst. The increase in debt was the result of the payoff of $175 million of the Authority's senior secured notes due 2002 (the "Senior Secured Notes"), the defeasance of $90 million of the Authority's subordinated financing from Sun International and Waterford Gaming L.L.C., which was in the form of notes (the "Subordinated Notes"), and the issuance of the $200 million Senior Notes and $300 million 1999 Senior Subordinated Notes in March 1999. The weighted average interest rate was 8.39% and 10.45% for the fiscal years ended September 30, 2000 and 1999, respectively. The weighted average debt outstanding was $512.6 million and $435.1 million for the fiscal years ended September 30, 2000 and 1999, respectively.

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

   Other expense for the fiscal year ended September 30, 2000 was $1.5 million and was attributable to the disposal of assets having a net book value of $1.5 million. There were no costs attributed to other expense in fiscal year 1999.

   Loss from discontinued operations for the fiscal year ended September 30, 2000 decreased by $138,000, or 17.0%, to $674,000 from $812,000 for the fiscal year ended September 30, 1999. The loss was the result of the decision of the Authority, in conjunction with the Tribe, to cease bingo operations in order to convert the floor space into the 637-unit Hall of the Lost Tribes smoke-free slot machine venue.

   Net income for the fiscal year ended September 30, 2000 increased by $184.9 million to $145.9 million from a loss of $38.9 million for the fiscal year ended September 30, 1999. This increase in net income was primarily attributable to the decrease in the relinquishment liability reassessment expense from $89.9 million in fiscal year 1999 to $8.8 million in fiscal year 2000. Net loss for fiscal year 1999 totaled $38.9 million, which was primarily attributable to the relinquishment reassessment expense of $89.9 million and the extraordinary item of $38.4 million, of which $33.7 million related to the early extinguishment of the Senior Secured Notes, $5.2 million related to the write-off of financing fees associated with the original facility construction and $500,000 related to the forgiveness of debt associated with the defeasance of the Subordinated Notes (see Note 15 to the Authority's audited financial statements on page F-20 of this prospectus).

Liquidity, Capital Resources and Capital Spending

   As of September 30, 2001, the Authority held cash and cash equivalents of $74.3 million, a decrease of $41.4 million from $115.7 million as of September 30, 2000. This decrease is mainly attributable to capital expenditures incurred in connection with Project Sunburst. As of March 31, 2002, the Authority held cash and cash equivalents of $80.7 million, which represents an increase of $18.2 million from $62.5 million as of March 31, 2001. This increase is mainly attributable to the increase in cash on hand requirements related to the opening of the Casino of the Sky. Cash provided by operating activities for the six months ended March 31, 2002 was $58.4 million compared to cash provided by operating activities for the six months ended March 31, 2001 of $76.8 million. This decrease in cash provided from operating activities is attributable to a decrease in net income. Cash provided by operating activities for the year ended September 30, 2001 was $187.7 million compared to cash provided by operating activities for the year ended September 30, 2000 of $194.8 million, which represents a decrease of 3.7%.

   Operating activities are the principal source of the Authority's cash flows. The principal application of this cash was capital expenditures incurred in connection with the construction and development of Project Sunburst and other real property improvements. While the Authority does not believe that there is any trend or a likelihood of an event that would adversely impact the level of cash generated by its activities, there are numerous potential factors which may cause a substantial reduction in the amount of cash flow, including the following:

    . downturn in the economy and lack of consumer confidence, which would result in reduced spending on discretionary items such as gaming activities;

    .  an act of terrorism on the United States of America;

    . substantial cost overruns in connection with the completion of Project Sunburst;

    .  operating expenses increasing at a greater rate than revenue; and

    . increased competition in the gaming industry, or the legalization of gaming activities in the State of Connecticut, which may result in a substantial decrease in revenue.

   In addition to cash generated by operating activities, the Authority has relied on external sources of liquidity to meet its operating and investing requirements.

  External Source of Liquidity

   Bank Credit Facility. One of the Authority's main external sources of liquidity is the Bank Credit Facility. At the Authority's option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month London Inter-Bank Offered Rate, or LIBOR, plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). One-month LIBOR as of March 31, 2002 was 1.88% and the applicable spread on a LIBOR loan was 2.625%. Interest on each LIBOR loan that is for a term of a quarter or less is due and payable on the last day of the related interest period. Interest on each LIBOR loan that is for a term of more than a quarter is due and payable on the date which is a quarter after the date such LIBOR loan was made, every quarter thereafter and, in any event, on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears. As of March 31, 2002, the Authority had no base rate loans.

   During the six months ended March 31, 2002, the Authority paid down $59.0 million, net of $184.0 million in draws, on the Bank Credit Facility. The outstanding balance under the Bank Credit Facility as of March 31, 2002 was $199.0 million. On February 20, 2002, the Authority completed the sale and issuance of the outstanding notes, net proceeds of which was used to pay down the outstanding balance under the Bank Credit Facility. As discussed under the section titled "Risk Factors," the Bank Credit Facility contains various provisions that require the Authority to maintain specified financial ratios. If the Authority's revenue declines due to economic or competitive factors, or if there is a substantial cost overrun in connection with the completion of Project Sunburst, it is possible that these financial ratios may be violated. If this were to happen, the Authority would not be able to borrow additional funds under the Bank Credit Facility and it may even result in an event of default which could accelerate the payment of any outstanding balance. In addition, while the Authority has entered into some hedging transactions to mitigate against its exposure to interest rate fluctuations on the Bank Credit Facility, the majority of the outstanding balance is subject to interest rate fluctuations. As the economy rebounds, it is possible that the interest rate will start to increase, which would mean that the Authority's interest cost may increase significantly. A substantial increase in interest expense could have a negative effect on the Authority's liquidity. For a further discussion on hedging transactions that mitigate against this exposure, see "--Quantitative and Qualitative Disclosure of Market Risk" and Note 3 to the Authority's unaudited financial statements on page F-26 of this prospectus.

  Capital Expenditures

   Capital Expenditures Incurred to Date. Capital expenditures totaled $216.8 million including capitalized interest for the six months ended March 31, 2002, versus $235.8 million for the same period in the prior year. These capital expenditures were an aggregate of the following:

    . Cumulative Project Sunburst construction expenses, including capitalized interest, totaled $978.2 million, including $44.1 million in capitalized interest and net of $2.1 million expensed or recorded as inventory, through March 31, 2002. During the six months ending March 31, 2002 expenditures totaled $133.9 million, including $6.3 million in capitalized interest and net of $780,000 expensed or recorded as inventory, versus $203.2 million, net of $10.7 million in capitalized interest, expended during the six months ended March 31, 2001.

    . Property maintenance capital expenditures for furniture, fixtures and equipment totaled $16.9 million and $11.7 million for the six months ended March 31, 2002 and March 31, 2001, respectively.

    . Capital expenditures on the Authority's electrical and water systems infrastructure improvements totaled $5.4 million and $3.9 million for the six months ended March 31, 2002 and March 31, 2001, respectively. Cumulative infrastructure improvements totaled $35.0 million as of March 31, 2002. The total estimated cost of the Infrastructure Improvements is $35.0 million. The infrastructure improvements will handle the increased utility demands of the expanded facility that are attributable to the Project Sunburst expansion.

    . Capital expenditures for the $65.0 million Indian Summer Garage, which will provide 2,700 additional patron parking spaces, totaled $42.3 million for the six months ending March 31, 2002. The Authority did not incur any capital expenditures for the Indian Summer Garage for the six months ending March 31, 2001. Cumulative expenditures totaled $46.8 million as of March 31, 2002. The Indian Summer Garage is expected to open in June 2002.

    . Capital expenditures for the $25.0 million, 1,700-space Thames Garage totaled $18.3 million for the six months ended March 31, 2002. The Authority did not incur any capital expenditures for the construction of the Thames Garage for the six months ending March 31, 2001.

    . Capital expenditures for the construction of the Hall of the Lost Tribes, the 637-unit smoke-free slot machine venue which opened on April 18, 2001, were $499,000 for the six months ending March 31, 2002. Expenditures for the construction of the Hall of the Lost Tribes for the six months ending March 31, 2001 totaled $5.1 million. Cumulative expenditures for the Hall of the Lost Tribes totaled $15.4 million as of March 31, 2002. Construction is now complete.

    . Capital expenditures for the construction of the employee day care facility were $554,000 during the six months ended March 31, 2002 and cumulative expenditures on the employee day care facility reached $1.1 million as of March 31, 2002. The Authority did not incur any construction expenses in conjunction with the employee day care facility for the six months ended March 31, 2001. The Authority's expenditure of $1.1 million has been fully reimbursed by the Tribe. The Tribe will pay all future expenditures related to this project and operate it when opened.

    . The Authority, in conjunction with the Project Sunburst expansion, commenced construction on the employee parking center in March 1999. The employee parking center includes 2,550 parking spaces and amenities such as a dry cleaning service, on-site banking, an employee computer/training center and a 15,000 square foot exercise facility. A portion of the employee parking center opened in June 2000 with the remainder opening in January 2001. The total cost of the employee parking center was $25.0 million. The Authority did not incur any capital expenditures for the employee parking center for the six months ended March 31, 2002 as construction of the facility is complete. Capital expenditures associated with the employee parking center were $1.2 million for the six months ended March 31, 2001.

   In keeping with standard practice in the construction industry, the Authority retains a portion of the construction expenditures until satisfactory completion of individual contracts. As of March 31, 2002, construction retainage totaled $16.3 million, which has been included in construction accounts payable in the Authority's financial statements.

  Expected future capital expenditures

   During the remainder of fiscal year 2002, the Authority expects capital expenditures to total approximately $91.8 million and to be allocated as follows:

    .  $18.1 million on maintenance capital expenditures;

    .  $48.8 million on Project Sunburst construction;

    .  $18.2 million on the Indian Summer Garage; and

    .  $6.7 million on the approximately 1,700 space Thames Garage.

  Project Sunburst

   The Tribe recently received a notification from TCA, the developer of Project Sunburst, indicating that the cost of completing Project Sunburst is estimated to be $1.0 billion, excluding capitalized interest, which represents an increase of $40.0 million over the previous estimate of $960.0 million. TCA indicated that the

$40.0 million increase is comprised of (i) $18.0 million in additional improvements and upgrades to the Casino of the Sky, such as decor and access road improvements and upgrades to the surveillance system, (ii) $10.0 million relating to enhancements to Todd English's Tuscany, a restaurant located in the Casino of the Sky, and the addition of a radio station and several retail shops, and (iii) $12.0 million in additional costs incurred as a result of the acceleration of the opening of the Casino of the Sky and the delay in the full completion of the Mohegan Sun hotel, both of which resulted in an increase of overtime construction labor costs. Mohegan Sun currently anticipates that it will obtain $25.0 million in operating lease financing to fund a portion of the cost overrun. The Authority will fund the remaining $15.0 million of the cost overrun from the annual capital expenditure budget as permitted by its Bank Credit Facility. As a result, the Authority expects that it will increase its 2002 annual capital expenditures from $15.0 to the maximum authorized spending of $35.0 million. See "Business--Project Sunburst."

   As of March 31, 2002, cumulative capitalized interest for Project Sunburst construction expenses totaled $44.1 million. Capitalized interest totaled $3.1 million and $5.9 million for the quarter ended March 31, 2002 and 2001, respectively. Capitalized interest totaled $6.3 million and $10.7 million for the six months ended March 31, 2002 and 2001, respectively.

  Sources of funding for capital expenditures

   The Authority will rely primarily on cash generated from its operations and amounts available to be drawn under the Bank Credit Facility to finance these capital expenditures. In addition, the Authority expects to complete a $25.0 million operating lease transaction to fund a portion of the cost overrun. However, the Authority's ability to finance sufficiently the anticipated capital expenditures from these sources depend on its ability to maintain a stable level of cash generation from its operations, its ability to draw down on the Bank Credit Facility and the successful completion of the operating lease transaction.

  Relinquishment Agreement

   Under the terms of the Relinquishment Agreement, TCA continued to manage Mohegan Sun under the Management Agreement until January 1, 2000. On January 1, 2000, the Management Agreement terminated and the Authority assumed day-to-day management of Mohegan Sun. As a result of the termination of the Management Agreement, the Authority has agreed to pay TCA five percent of gross revenues (as defined in the Relinquishment Agreement) generated from Mohegan Sun including Project Sunburst, beginning January 1, 2000 and ending December 31, 2014. We refer to these payments as the relinquishment payments. The Authority initially recorded a relinquishment liability of $549.1 million in 1998. The present value of this liability is estimated at $585.7 million as of March 31, 2002. The Authority annually reviews revenue forecasts and revenue projections for the period in which the Relinquishment Agreement applies, due to uncertainties involving economic market conditions and future competition from potential Native American casinos. See Note 13 to the Authority's audited financial statements on page F-18 and Note 6 to the Authority's unaudited financial statements on page F-31 of this prospectus. The relinquishment liability is reassessed quarterly, and additionally when necessary, to account for material increases or decreases in projected revenues and the impact on the time value of money due to the passage of time. The Authority has capitalized $130.0 million of the relinquishment liability associated with the trademark value of the Mohegan Sun brand name. The Authority paid $24.5 million in Senior Relinquishment Payments during the six months ended March 31, 2002. Of the $24.5 million in relinquishment payments for the six months ended March 31, 2002, $6.4 million represents principal amounts and the remaining $18.1 million is payment for the accretion of interest. As of March 31, 2002, relinquishment payments earned but unpaid were $12.5 million. During the six months ended March 31, 2001, the Authority paid $21.0 million in Senior Relinquishment Payments consisting of $6.3 million in principal amounts and $14.7 million for the accretion of interest.

  Distributions to the Tribe

   During the quarter and the six months ended March 31, 2002, the Authority distributed $9.7 million and $16.7 million, respectively, to the Tribe. The Authority distributed $10.0 million and $20.0 million, respectively, to the Tribe for the quarter and six months ended March 31, 2001.

  Debt Service Costs

   For the six months ended March 31, 2002 and March 31, 2001 the Authority incurred the following debt service costs:

                                                   Six Months Ended Six Months Ended
                                                    March 31, 2002   March 31, 2001
                                                   ---------------- ----------------
                                                            (in thousands)
Bank Credit Facility..............................     $ 8,561          $  1,087
$200M 8.125% Senior Notes.........................       8,125             8,125
$300M 8.75% Senior Subordinated Notes.............      13,125            13,125
$150M 8.375% Senior Subordinated Notes............       6,281                --
$250M 8% Senior Subordinated Notes................       2,167                --
Capital Leases....................................           9               189
Capitalized Interest..............................      (6,322)          (10,711)
                                                       -------          --------
   Total Interest Expense.........................     $31,946          $ 11,815
                                                       =======          ========

  Sufficiency of Resources

   The Authority believes that existing cash balances, financing arrangements and operating cash flow will provide the Authority with sufficient resources to meet its existing debt obligations, relinquishment payments, distributions to the Tribe and foreseeable capital expenditure requirements with respect to current operations and Project Sunburst for at least the next twelve months. Nonetheless, as discussed above, there are potential events or occurrences that may affect adversely the Authority's ability to meet its existing debt obligations, make relinquishment payments and distributions to the Tribe and pay for capital expenditures.

Contractual Obligations and Commitments

   The Authority's future payment obligations related to its material debt and certain other contractual obligations and the timing of those payments are set forth below. Since many of these payment amounts are not fixed, the amounts in the table below are solely estimates as more fully indicated in the footnotes and the actual amounts may be different.

                                          Fiscal
                                          Year                          After 5
Contractual Obligations                   2002 (1)  2-3 years 4-5 years  years
-----------------------                  --------   --------- --------- --------
                                                    (in thousands)
Long-term debt(2)....................... $114,648   $143,352  $200,000  $700,000
Construction obligations(3).............  192,200         --        --        --
Development obligations(4)..............    4,718         --        --        --
                                         --------   --------  --------  --------
Total................................... $311,566   $143,352  $200,000  $700,000
                                         ========   ========  ========  ========

--------
(1) Amounts due within one year represent payment obligations from October 1, 2001 to September 30, 2002.
(2) Long-term debt includes scheduled amortization and scheduled maturities for notes payable and credit facilities, as well as anticipated payments under the Bank Credit Facility prior to maturity, but excludes interest payments.

(3) Construction obligations represent the remainder of expenditures the Authority must pay to Perini Building Company, Inc. for Project Sunburst. See Note 12 to the Authority's audited financial statements on page F-18 and Note 5 to the Authority's unaudited financial statements on page F-30 of this prospectus . The Authority does not believe that it will have any construction obligations after September 30, 2002 and this table has been prepared based on that assumption.
(4) Under the Development Agreement, the Authority is required to pay to TCA a development fee of $14.0 million. Development obligations represent the remainder of the fee due to TCA. See Note 13 to the Authority's audited financial statements on page F-18 and Note 6 to the Authority's unaudited financial statements on page F-31 of this prospectus. The Authority does not believe that it will have any development fee obligations after September 30, 2002 and this table has been prepared based on that assumption.

   In addition to the contractual obligations described above, the Authority has certain other contractual commitments that will require payments throughout the periods described below. The calculation of the estimated payments in the table below are based, in large part, on projections of future revenues over an extended period of time, as well as other factors which are indicated more fully in the footnotes to the following table. Since there is a high level of estimates and judgments used with respect to calculating these liabilities, future events that affect or undermine such estimates and judgments may cause the actual payments to differ significantly from the estimates set forth below.

                                          Fiscal
                                          Year
Contractual Commitments                   2002 (1)  2-3 years 4-5 years After 5 years
-----------------------                  --------   --------- --------- -------------
                                                       (in thousands)
Slot winning payment commitments(2)..... $187,388   $402,144  $434,959   $1,212,586
Relinquishment commitments(3)...........   58,478    131,341   142,058      578,699
Priority distributions(4)...............   14,882     31,282    33,420       93,889
                                         --------   --------  --------   ----------
Total................................... $260,748   $564,767  $610,437   $1,885,174
                                         ========   ========  ========   ==========

--------
(1) Amounts due within one year represent payment commitments from October 1, 2001 to September 30, 2002.
(2) Slot winning payment commitments are a portion of the revenues earned on slot machines that must be paid by the Authority to the State of Connecticut pursuant to the Mohegan Compact. The payment commitment is the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million. For the fiscal years ended September 30, 2001, 2000 and 1999, the Slot Win Contribution totaled $144.6 million, $135.1 million and $121.1 million, respectively. The amounts shown in this table are estimates and, while the Mohegan Compact is perpetual in term, for purposes of calculating these amounts, the Authority has assumed that this commitment will terminate in 10 years.
(3) Relinquishment commitments represent payment commitments of the Authority to TCA under the Relinquishment Agreement as described in Note 13 to the Authority's audited financial statements on page F-18 and in Note 6 to the Authority's unaudited financial statements on page F-31 of this prospectus. The relinquishment commitment is calculated as five percent of revenues, as defined in the Relinquishment Agreement. The amounts shown in this table are estimates and have been calculated through December 31, 2014, the date on which the Relinquishment Agreement terminates.
(4) Priority distributions are monthly payments required to be made by the Authority to the Tribe pursuant to the Priority Distribution Agreement. The payments are calculated based on net cash flow and are limited to a maximum amount of $14.0 million, which maximum amount is subject to an annual adjustment based on Consumer Price Index, or CPI. During the fiscal year ended September 30, 2001, the Authority paid $14.0 million in priority distributions to the Tribe. In addition, for the six months ended March 31, 2002, the Authority paid $7.7 million in priority distributions to the Tribe. The amounts included in the table are estimates and, while this agreement is perpetual in term, for the purposes of calculating these amounts, the Authority has assumed that it will pay the maximum amount in each of the years covered by the table, as adjusted by an annual CPI adjustment of 3.361%, and has assumed that this commitment will terminate in 10 years.

Critical Accounting Policies and Estimates

   Management has identified the following critical accounting policies that affect the Authority's more significant judgments and estimates used in the preparation of the Authority's financial statements. The preparation of the Authority's financial statements in conformity with accounting principles generally accepted in the United States of America requires the Authority's management to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. On an on-going basis, management evaluates those estimates, including those related to asset impairment, accruals for Player's Club points, self-insurance, compensation and related benefits, revenue recognition, allowance for doubtful accounts, contingencies and litigation. The Authority states these accounting policies in the notes to the financial statements and in relevant sections in this discussion and analysis. These estimates are based on the information that is currently available to the Authority and on various other assumptions that management believes to be reasonable under the circumstances. Actual results could vary from those estimates.

   The Authority believes that the following critical accounting policies affect significant judgments and estimates used in the preparation of its financial statements:
   One of the most significant policies used by the Authority relates to its estimate of its relinquishment liability. The Authority, in accordance with Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" ("SFAS No. 5"), has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement. At March 31, 2002, the carrying amount of the relinquishment liability was $585.7 million as compared to $592.0 million at September 30, 2001. The decrease is due to $24.5 million in relinquishment payments, partially offset by $18.2 million in accretion of relinquishment liability discount. Of the $24.5 million in relinquishment payments for the six months ended March 31, 2002, $6.4 million represents principal amounts and the remaining $18.1 million is payment for the accretion of interest. This accretion resulted from the impact on the discount for the time value of money due to the passage of time. As of March 31, 2002, relinquishment payments earned but unpaid were $12.5 million. Since there is a high level of estimates and judgments used with respect to calculating this liability, future events that affect or undermine such estimates and judgments may cause the actual liability to differ significantly from the estimate.

   The Authority recognizes revenue upon occupancy of hotel rooms, as net wins and losses occur in the casino and upon delivery of food, beverage and other services. Cancellation fees for hotel and food and beverage services are recognized as revenue when collection is probable and upon cancellation by the customer as defined by a written contract entered into with the customer. Minimum rental revenues in the Shops at Mohegan Sun are recognized on a straight-line basis over the terms of the related lease. Percentage rents are recognized in the period in which the tenants exceed their respective percentage rent thresholds. Recoveries from tenants for operating expenses related to the Shops at Mohegan Sun are recognized as offsetting expenses in the period billed, which approximates the period in which the applicable costs are incurred.

   The Authority maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which results in bad debt expense. Management determines the adequacy of this allowance by continually evaluating individual customer receivables, considering the customer's financial condition, credit history and current economic conditions. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

   The Authority's trademark is no longer subject to amortization over its estimated useful life as it has been deemed to have an indefinite useful life. The trademark is evaluated periodically for impairment by applying a fair-value based test and, if impairment occurs, the amount of impaired trademark will be written off immediately. The Authority has applied the initial fair value test and has determined that no impairment exists at March 31, 2002.

   The Authority maintains accruals for health and workers compensation self-insurance, Player's Club points redemption and group sales commissions, which are classified in other accrued liabilities in the accompanying balance sheets. Management determines the adequacy of these accruals by periodically evaluating the historical experience and projected trends related to these accruals. If such information indicates that the accruals are overstated or understated, the Authority will adjust the assumptions utilized in the methodologies and reduce or provide for additional accruals as appropriate.

   The Authority is subject to various claims and legal actions in the ordinary course of business. Some of these matters relate to personal injuries to customers and damage to customers' personal assets. Management estimates guest claims expense and accrues for such liability based upon historical experience in the accounts payable and accrued expenses category in its accompanying balance sheets.

Impact of Inflation

   Absent changes in competitive and economic conditions or in specific prices affecting the hotel and casino industry, the Authority does not expect that inflation will have a significant impact on its operations. Changes in specific prices, such as fuel and transportation prices, relative to the general rate of inflation may have a material adverse effect on the hotel and casino industry in general.

New Accounting Pronouncements

   In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 144 "Accounting for the Impairment of Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Authority has not yet adopted, and has not yet quantified the impact of implementing SFAS No. 144 on the Authority's financial statements, but does not anticipate a negative effect on the Authority's financial position, results of operations or cash flows upon adoption of the standard.

   The Authority adopted SFAS No. 142 on October 1, 2001. Under SFAS No. 142, the trademark is no longer subject to amortization over its estimated useful life as it has been deemed to have an indefinite useful life. However, SFAS No. 142 requires the trademark to be evaluated at least annually for impairment by applying a fair-value based test and, if impairment occurs, the amount of impaired trademark must be written off immediately. With the adoption of SFAS No. 142, the Authority no longer records amortization of the trademark. For the quarter and six months ended March 31, 2001, the Authority recorded $859,000 and $1.7 million, respectively, related to the amortization of the trademark. As of March 31, 2002, the Authority has applied the initial fair value test and has determined that no impairment exists.

   In April 2002, FASB issued Statement No. 145 "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002" ("SFAS No. 145"). SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." The Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." The Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The provisions in paragraphs

8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Authority has not adopted SFAS No. 145 and has not yet quantified the impact of implementing SFAS No. 145 on the Authority's financial statements. The Authority does not anticipate a negative effect on the Authority's financial position, results of operations or cash flows upon adoption of the standard.

Quantitative and Qualitative Disclosure of Market Risk

   The Authority is exposed to inherent market risk on the following:

   At the Authority's option, Bank Credit Facility interest accrues on the basis of a base rate formula or a LIBOR-based formula, plus applicable spreads. As of March 31, 2002, the Authority had drawn $199.0 million from the Bank Credit Facility. The Authority expects to continue to draw down on the Bank Credit Facility in fiscal year 2002 in connection with Project Sunburst and other capital expenditures.

   The Authority analyzes interest rate risk using various models that forecast cash flows of the liabilities and their supporting assets, including derivative instruments. The Authority uses derivative instruments, including an interest rate cap, collar and swap as its strategy to manage interest rate risk associated with the variable interest rates applicable to advances under the Bank Credit Facility. The Authority's objective in managing interest rate risk is to ensure appropriate income and sufficient liquidity to meet its obligations. The Authority does not believe that there is any material risk exposure with respect to derivative or other financial instruments which it currently holds. The Authority continually monitors these exposures and makes the appropriate adjustments to manage these risks within management's established limits.

   The Authority is considered an "end user" of derivative instruments and engages in derivative transactions for risk management purposes only. On October 1, 2000, the Authority adopted Financial Standards Accounting Board Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") which designated all derivative instruments as cash flow hedging instruments and marked them to market. The impact of the adoption of SFAS No. 133 was not material to the financial position of the Authority taken as a whole. The Authority excludes the change in time value when assessing the effectiveness of the hedging relationships. All derivatives are evaluated quarterly and were deemed to be effective at March 31, 2002.

   Derivative instruments held by the Authority at March 31, 2002 are as follows:

                                         Effective Date   Maturity Date    Notional     Cost      Market
                                         --------------- --------------- ------------ -------- -----------
Interest Rate Cap Strike Rate--8%....... October 1, 2000 October 1, 2003 $ 69,883,000 $410,000 $     1,300
Interest Rate Collar Ceiling Strike
 Rate--8% Floor Strike Rate--6%......... January 2, 2001   March 1, 2004   79,063,800  295,000  (2,383,757)
Interest Rate Swap Pay
 fixed--6.35% Receive Variable.......... January 2, 2001   March 1, 2004   39,531,900  221,000  (1,314,262)
                                                                         ------------ -------- -----------
   Total................................                                 $188,478,700 $926,000 $(3,696,719)
                                                                         ============ ======== ===========

   All derivative instruments are based upon one-month LIBOR, which was 1.88% on March 31, 2002.

   For the quarters ended March 31, 2002 and March 31, 2001, the Authority recognized a net gain of $11,000 and $865,000 respectively. For the six months ended March 31, 2002 and March 31, 2001, the Authority recognized a net loss of $5,000 and $1,277,000, respectively, relating to the change in time value of its derivative instruments, as reflected in the statement of income. See also
Note 3 to the Authority's unaudited financial statements on page F-26 of this prospectus.

                                   BUSINESS

Overview

   The Tribe is a federally recognized Indian tribe with an approximately 405-acre reservation located in southeastern Connecticut. Under IGRA, federally recognized Indian tribes are permitted to conduct full-scale casino gaming operations on tribal land, subject to, among other things, the negotiation of a compact with the affected state. The Tribe and the State of Connecticut have entered into such a compact, the Mohegan Compact, which has been approved by the United States Secretary of the Interior.

   The Authority, established on July 15, 1995, is an instrumentality of the Tribe with the exclusive power to conduct and regulate gaming activities for the Tribe on tribal lands. On October 12, 1996, the Authority opened a casino known as Mohegan Sun. The Authority is currently engaged in a major expansion of Mohegan Sun.

   The Authority's mailing address is One Mohegan Sun Boulevard, Uncasville, CT 06382 and its telephone number is (860) 862-8000.

   The following disclosure relating to the Authority's business is organized as follows:

    .  Mohegan Sun;

    .  Strategy;

    .  Project Sunburst;

    .  Additional Mohegan Sun Enhancements;

    .  Other Reservation Enhancement;

    .  Market;

    .  Competition from Other Gaming Operations;

    .  Environmental Matters;

    .  Properties;

    .  Legal Proceedings; and

    .  Trademarks.

Mohegan Sun

   The Authority owns and operates Mohegan Sun, a full-service gaming and entertainment complex on a 240-acre site overlooking the Thames River on the Tribe's reservation in southeastern Connecticut located approximately 125 miles from New York City and 100 miles from Boston, Massachusetts. The Authority has entered into a land lease with the Tribe whereby the Tribe leases to the Authority the site on which Mohegan Sun is located. Mohegan Sun opened in October 1996 at a cost of approximately $303.0 million and is currently undergoing a $1.0 billion expansion known as Project Sunburst. Project Sunburst includes increased gaming and retail space and an entertainment arena, which opened on September 25, 2001, and the addition of a hotel and a convention center, which partially opened in April 2002. See--"Project Sunburst." Mohegan Sun is one of two legally authorized gaming operations in New England offering both traditional slot machines and table games. Mohegan Sun currently operates in a 1.9 million square foot facility which conveys a historical northeastern Indian theme through architectural features and the use of natural design elements such as timber, stone and water.

   Casino of the Earth. The original casino, Casino of the Earth, is comprised of four quadrants, each of which has its own unique entrance and reflects a separate seasonal theme--winter, spring, summer and fall--emphasizing the importance of the seasonal changes to Mohegan Tribal life. The Casino of the Earth includes

176,500 square feet of gaming space with approximately 3,655 slot machines, 158 table games, 42 poker tables and a 9,000 square foot simulcasting race book facility. On April 18, 2001, the Hall of the Lost Tribes smoke-free gaming venue opened featuring 637 slot machines, quick-service food and beverage concessions and a new cocktail bar with video poker. Food and beverage amenities include a 680-seat buffet, three full-service themed fine dining restaurants, a 24-hour coffee shop, a New York style delicatessen, a ten station food court featuring international and domestic cuisine and multiple service bars for a total of 1,888 restaurant seats. The 350-seat, 10,000 square foot Wolf Den Lounge located in the center of the Casino of the Earth hosts live musical entertainment seven days a week. Three retail shops are located within the Casino of the Earth and provide shopping opportunities ranging from Mohegan Sun souvenirs to clothing to cigars.

   Casino of the Sky. On September 25, 2001, the Authority opened the first phase of Project Sunburst, the Casino of the Sky. The Casino of the Sky includes the world's largest planetarium dome, which projects changing displays of constellations, sun cycles and clouds. Wombi Rock, a three-story crystal mountain built inside the Casino of the Sky, is crafted from more than 12,000 individual plates of onyx and alabaster fused to glass. The Casino of the Sky also includes an 85-foot-high waterfall, which pays tribute to the journey of the Tribe from upstate New York. The Casino of the Sky includes 119,000 square feet of gaming space with approximately 2,564 slot machines, 82 table games, the Shops at Mohegan Sun, the 10,000-seat Mohegan Sun Arena and a 300-seat cabaret. Wombi Rock serves as a three-level lounge and bar. Food and beverage amenities include Jasper White's Summer Shack, Todd English's Tuscany, Michael Jordan's Steakhouse and 23 Sportcafe, Rain, the Rising Moon Gallery of Eateries and a 350-seat Sunburst Buffet. The Shops at Mohegan Sun located in the Casino of the Sky contain approximately 30 different retail shops, five of which are owned and operated by the Authority. The remaining are tenants of the Authority and include, but are not limited to, Boccelli, Discovery Channel, Godiva, Swarovski and Lux, Bond & Green. For non-gaming entertainment, the Casino of the Sky offers an arcade-style recreation area and a child care facility operated by New Horizon Kids Quest, Inc.

   The Authority also operates a 4,000 square foot, 20-pump gasoline service station and convenience center located adjacent to Mohegan Sun.

   On November 29, 2000, in connection with construction of the Hall of the Lost Tribes, which is now part of the Casino of the Earth, the Authority discontinued certain bingo operations to provide the necessary floor space for the new gaming venue. Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the financial statements of the Authority have been restated to reflect the disposition of bingo operations as discontinued operations. Accordingly, the revenues, costs and expenses of the bingo operations have been excluded from the captions in the Statements of Income (Loss) and have been reported as "Loss from discontinued operations." For the fiscal years ended September 30, 2001, 2000 and 1999, loss from discontinued operations totaled $591,000, $674,000 and $812,000, respectively. See "Selected Financial Data" and the Authority's financial statements and the related notes beginning on page F-1 of this prospectus.

   The Authority believes ease of access is one of the important factors that differentiate Mohegan Sun from its local competition. Mohegan Sun is located approximately one mile from the interchange of Interstate 395 and Route 2A in Uncasville, Connecticut. The Authority constructed a four-lane access road and entrance/exit ramps off of Route 2A, providing guests direct access to Interstate 395 and Interstate 95, the main highways connecting Boston, Providence and New York City. Mohegan Sun currently has parking spaces for approximately 10,165 guests and 3,075 employees. The gaming industry in Connecticut experiences seasonal fluctuations, with the heaviest gaming activity at Mohegan Sun occurring during the period from July through October.

Strategy

   The Authority's overall strategy is to profit from expanding demand in the gaming market in the northeastern United States. Mohegan Sun's initial success resulted primarily from guests living within 100 miles

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of Mohegan Sun. Based upon Mohegan Sun's results and experience, the Authority believes the gaming market in the northeastern United States is strong and that there is significant demand for additional amenities. The Authority expects to develop Mohegan Sun into a full-scale entertainment and destination resort and believes that this will increase the number of guests and lengthen their stays at Mohegan Sun. Specifically, the Authority is currently engaged in a major expansion of Mohegan Sun, Project Sunburst, including the addition of a luxury hotel, increased gaming and retail space, a convention center and an entertainment arena. By providing Mohegan Sun with additional capacity and the ability to capture a share of the overnight market, the Authority believes Mohegan Sun's market penetration will expand. The Authority believes that Project Sunburst will create a long-term competitive advantage for Mohegan Sun in the gaming market in the northeastern United States. See "--Project Sunburst," "--Market" and "--Competition from Other Gaming Operations."

Project Sunburst

   In order to capitalize on the strong demand for gaming opportunities in the northeastern United States and Mohegan Sun's popularity, the Authority decided in 1998 to expand the casino significantly and to add a hotel, convention facilities, an entertainment arena and additional retail establishments. The Authority refers to this expansion as Project Sunburst. The first phase of Project Sunburst, the Casino of the Sky, opened on September 25, 2001. See "--Mohegan Sun." The remaining components, including the majority of a 1,200 room luxury hotel and approximately 100,000 square feet of convention space, opened in April 2002 and full completion of construction is expected by the end of June 2002.

   The following is a summary of some of the attributes of Mohegan Sun before and after the Project Sunburst expansion:

                                Casino                                         Retail          Convention  Guest
                                Space    Slot   Table Poker  Restaurant Hotel  Space    Event    Space    Parking
                               (sq. ft) Machine Games Tables   Seats    Rooms (sq. ft) Seating  (sq. ft)  Spaces
                               -------- ------- ----- ------ ---------- ----- -------- ------- ---------- -------
Resort before expansion
 (September 25, 2001)(1)...... 176,500   3,655   158    42     1,888        0   5,476   5,015         0    8,265
Resort after expansion
 (estimated)(2)............... 295,500   6,219   240    42     2,976    1,200 135,476  10,650   100,000   12,865

--------
(1) These figures include the effect of the establishment of the 4,665-seat Uncas Pavilion (a temporary entertainment structure for special events) and the effect of the opening of the Hall of the Lost Tribes smoke-free gaming venue which added an additional 637 slot machines as if both had occurred prior to the expansion. The Uncas Pavilion has been replaced by the 10,000 seat Mohegan Sun Arena and is no longer being used.
(2) These figures include approximately 2,700 additional parking spaces associated with the construction of the Indian Summer Garage which is projected to be opened in June 2002, an additional 1,700 space parking garage, the Thames Garage, which opened in April 2002 and 200 additional valet parking spaces available in the spring of 2002.

   The Authority continues to believe that the market favors expansion for three primary reasons: (1) unsatisfied current patron demand for gaming space at the existing facility; (2) growth of the gaming market in the northeastern United States; and (3) patron length of stay data indicating the need for a hotel and other amenities. The Authority believes that Project Sunburst, upon anticipated full completion by the end of June 2002, will continue to attract a significant number of guests to the facility, particularly during midweek periods. When fully completed, the Authority believes that the patron length of stay will increase, as well as the average spending per guest.

   The Tribe recently received a notification from Trading Cove Associates, or TCA, the developer of Project Sunburst, indicating that the cost of completing Project Sunburst is estimated to be $1.0 billion, excluding capitalized interest, which represents an increase of $40.0 million over the previous estimate of $960.0 million. TCA indicated that the $40.0 million increase relates to scope changes to the Mohegan Sun retail program amounting to $10.0 million and acceleration costs related to the early opening of the Casino of the Sky and the extended hotel tower completion date in the amount of $12.0 million. The balance of the increase relates to theming and quality improvements and claims reserves in the amount of $18.0 million.

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

   On May 1, 2002, the Tribal Council approved a formal resolution increasing the Project Sunburst budget from $960.0 million (excluding capitalized interest) to $1.0 billion. Mohegan Sun currently anticipates obtaining $25.0 million in operating lease financing to fund a portion of the cost overrun and will increase its 2002 annual capital expenditures by $15.0 million to the maximum authorized spending of $35.0 million to fund the balance of the overrun out of operating cash flows. As of March 31, 2002, the Authority had spent $936.2 million, excluding capitalized interest, on Project Sunburst. The remaining $63.8 million, of which $15.0 million will be categorized as annual capital expenditures, is anticipated to be spent during the remainder of fiscal year 2002.

Additional Mohegan Sun Enhancements

   In addition to Project Sunburst, we have scheduled or have completed the following capital improvements to the Mohegan Sun facility:

   Parking Garages. The Indian Summer Garage will provide approximately 2,700 additional parking spaces and is currently being constructed. The approved budget for the construction of the Indian Summer Garage is $65.0 million. Construction began on the Indian Summer Garage in August 2001, and the Authority anticipates that the project will be completed in June 2002. A second parking garage, the Thames Garage, which provides approximately 1,700 additional parking spaces, was completed in April 2002 for approximately $25.0 million.

   Project Sunburst Utilities. The Authority currently is constructing various utility upgrades and enhancements needed to support Project Sunburst. These improvements originally were to be financed entirely by the Tribe from the proceeds of tax-exempt financing. The Tribe, however, subsequently received an opinion from its outside legal counsel advising it that a portion of the costs for these improvements will not qualify for tax-exempt financing. Therefore, the Authority will pay for this portion of the total costs, which we expect will equal approximately $35.0 million. These improvements were completed concurrently with the opening of certain components of Project Sunburst in April 2002.

Other Reservation Enhancement

   Child Development Center. The Tribe is constructing a 36,000 square foot employee day care facility which will enhance the benefits and services provided to employees of both the Tribe and of the Authority. The project is expected to cost approximately $10.0 million. The Authority originally paid $1.1 million of the facility's cost; however, that amount was later fully reimbursed by the Tribe. Construction began in November 2001, and the Tribe anticipates that the project will be completed in January 2003.

Market

   Mohegan Sun and Foxwoods are the only two legally authorized gaming operations offering both traditional slot machines and table games in the northeastern United States outside of Atlantic City, New Jersey, which is approximately 260 miles from Mohegan Sun. Foxwoods, operated by the Mashantucket Pequot Tribe under procedures approved by the United States Department of the Interior, is located approximately 10 miles from Mohegan Sun and is currently the largest gaming facility in the United States in terms of total gaming positions. Based on the size and success of Foxwoods and the rapid growth of Mohegan Sun, the Authority believes that the gaming market in the northeastern United States remains underserved. See "--Competition from Other Gaming Operations."

   Mohegan Sun frequently operates at capacity on weekends. The addition of new gaming space will accommodate more of this weekend demand. The Authority estimates that the current average length of time that guests spend at Mohegan Sun is approximately 130 minutes. The Authority believes that the addition of a 1,200 room hotel as well as convention and entertainment amenities will increase the average length of time guests spend at Mohegan Sun.

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

   After opening in October 1996, the Authority marketed primarily to guests living within 100 miles of Mohegan Sun. This excludes much of the New York City metropolitan area. The Authority began a substantial marketing effort in 1999 to access a wider market, including the New York City metropolitan area. As a result of this marketing effort, the number of guests from New York State has grown from 11.0% of total guests in fiscal year 1999 to 18.0% of total guests in fiscal year 2001 to 19.0% of total guests for the six months ended March 31, 2002, as measured by Mohegan Sun's guest database. The Authority believes that the majority of this increase can be attributed to guests residing within the New York City metropolitan area and that the New York City market shows significant potential for additional growth. The Authority believes that the expansion, particularly the addition of a large hotel, should draw a significant number of additional customers from the New York City metropolitan area and other more distant markets.

Competition from Other Gaming Operations

   The gaming industry is highly competitive. Mohegan Sun currently competes primarily with Foxwoods and, to a lesser extent, with casinos in Atlantic City, New Jersey. Foxwoods offers a number of amenities that Mohegan Sun only recently began to offer to its guests, including hotel accommodations and a convention center. Foxwoods has been in operation for approximately ten years and may have greater financial resources and greater operating experience than the Authority or the Tribe.

   Upon completion of the Project Sunburst expansion, the Authority will broaden Mohegan Sun's target market beyond day-trip customers to include guests making overnight stays at the resort. This means that Mohegan Sun will begin to compete more directly for customers with casinos in Atlantic City, New Jersey and, to a lesser extent, gaming resorts such as those on the Gulf Coast of Mississippi and Las Vegas, Nevada. Many of these casinos and other resorts have greater resources and greater name recognition than Mohegan Sun.

   Under current law, outside of Atlantic City, New Jersey, casino gaming in the northeastern United States may be conducted only by federally recognized Indian tribes operating under federal Indian gaming law or on cruise ships in international waters. A number of states, including Connecticut, Massachusetts and New York, also have considered legalizing casino gaming by non-Indians in one or more locations. The Tribe cannot predict whether any of these individual groups or other efforts to legalize casino gaming will be successful in establishing casino gaming operations, and if established, whether such casino gaming operations will have a material adverse effect on the Authority's operations and its ability to meet its obligations.

   The following is an assessment of the competitive prospects in Connecticut and the northeastern United States.

  Connecticut

   Currently, only the Tribe and the Mashantucket Pequot Tribe are authorized to conduct casino gaming in Connecticut. As required by their individual Memorandums of Understanding, or MOUs, with the State of Connecticut, the Tribe and the Mashantucket Pequot Tribe make monthly payments to the State of Connecticut based on a portion of the revenues from their slot machines. Together, these payments totaled over $338.2 million for the year ended September 30, 2001, of which the Authority contributed $144.6 million and over $179.5 million for the six months ended March 31, 2002, of which the Authority contributed $84.2 million. These payments are linked to an exclusivity clause, which specifies that the payments will terminate if there is any change in state law that permits operation of slot machines or other commercial casino games or, any other person lawfully operates slot machines or other commercial casino games within the state (except those consented to by the Tribe and the Mashantucket Pequot Tribe).

   Currently, numerous groups in Connecticut are attempting to gain federal recognition, a lengthy process managed by the Bureau of Indian Affairs (the "BIA"). At least five groups recognized by the State of

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

Connecticut as Indian tribes have filed a letter of intent to petition the BIA for federal recognition. Currently, though, only four of these groups are actively being considered by the BIA:

    . Schaghticoke Tribe of Kent, Connecticut--A federal district court has ruled that the BIA must issue a final decision on federal recognition of this group by June 2003.

    . Golden Hill Paugussett Tribe of Trumbull, Connecticut--A petition currently is pending before the BIA. The Golden Hill Paugussett Tribe filed a motion for summary judgment in federal district court claiming that the BIA failed to timely act on the tribe's petition for federal recognition. In December 2001, a federal district court set forth a timetable that sets a deadline as early as December 2002, but no later than March 2003, for the BIA to issue proposed findings on the Paugussetts' petition for federal recognition.The city council of the City of Bridgeport, Connecticut has adopted a non-binding resolution supporting a Golden Hill Paugussett casino in Bridgeport.

    . Eastern Pequot and the Paucatuck Eastern Pequot Tribe of Connecticut--These two groups share a reservation located next to that of the Mashantucket Pequot Tribe. Each is seeking federal recognition independently from the other. In March 2000, the Eastern Pequot and the Paucatuck Eastern Pequot Tribes received proposed findings from the BIA that they be federally recognized as Indian tribes. The State of Connecticut has commenced litigation challenging this decision. A federal district court order required the BIA to make a final determination on federal recognition by early December 2001; however, the court granted the BIA a six-month extension to make a final determination. Both of these groups have publicized the existence of financial backers for the construction of gaming facilities and it is likely that, if and when recognition is granted to these groups, each will seek to establish gaming facilities in southeastern Connecticut.

    . Hassanamisco Band of the Nipmuc Tribe--In October 2001, the BIA reversed the prior administration's decision and rejected the Hassanamisco Band of the Nipmuc Tribe's petition to be recognized as an Indian tribe. The Hassanamisco Band has six months to appeal the BIA's decision. Although officially based in Massachusetts, the Hassanamisco Band could pursue land claims in Connecticut if granted federal recognition because of a significant historical presence within the boundaries of the State of Connecticut. If the Hassanamisco Band were ever to receive final federal recognition, it would likely attempt to develop a casino in northeastern Connecticut near the Connecticut/Massachusetts border. The Hassanamisco Band also has publicized the existence of financial backers for construction of gaming facilities.

   While the federal recognition process for the individual groups described above is proceeding, it is not clear if or when federal recognition will be achieved. Even upon gaining federal recognition, a tribe must, among other things, have land taken into trust by the federal government, negotiate a compact with the State of Connecticut, adopt a tribal gaming ordinance and negotiate a gaming management agreement (both of which must be approved by the NIGC), obtain financing and construct a facility before gaming operations may commence. Due to these factors, we anticipate it would take at least three to five years before any of these individual groups could open a new casino in the State of Connecticut.

  Rhode Island

   Commercial casino gaming does not exist in Rhode Island although the state's two pari-mutuel facilities, Lincoln Greyhound Park and Newport Grand Jai Alai, offer approximately 2,478 video slot machines and have petitions pending before the Rhode Island Lottery Commission for approximately 1,800 additional machines. In November 1994, Rhode Island voters defeated numerous local and statewide gaming referenda and passed a referendum, which requires that any new gaming proposals be approved in a statewide referendum. The Narragansett Indian Tribe of Rhode Island, with a reservation in Charlestown, is the only federally recognized Indian tribe in Rhode Island. However, under specific federal legislation, the Narragansett Tribe is legally barred from opening a gaming facility unless it is successful in winning both local and statewide referenda. The Narragansett Tribe has lobbied the Rhode Island General Assembly to allow another gaming referendum for

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statewide vote next November. While Rhode Island officials have rejected such efforts in the past, the Narragansett Tribe has recently announced that it will continue to pursue development of a casino in West Warwick, Rhode Island. There are several pending federal recognition petitions from other Rhode Island groups, but none are being actively considered by the BIA for federal recognition. It is not clear if or when federal recognition for these groups will be achieved.

  Massachusetts

   The Wampanoag Tribe of Gay Head (Aquinnah) of Massachusetts, located on the island of Martha's Vineyard, is currently the only federally recognized Indian tribe in Massachusetts. The Wampanoag Tribe has announced plans to open a high-stakes bingo facility in Fall River, for which no state compact would be required, but significant hurdles, including local government approval, still remain. More recently, there have been reports that the Wampanoag Tribe seriously is considering an effort to locate a casino in Fall River, New Bedford or Plymouth.

   The BIA has rejected petitions for federal recognition submitted by both the Hassanamisco Band and the Chaubanagungamaug Band of the Nipmuc Tribe. In January 2001, the BIA rejected the petition for federal recognition of the Chaubanagungamaug Band. In October 2001, the BIA reversed the previous administration's ruling and rejected the Hassanamisco Band's petition for federal recognition. The Hassanamisco Band has six months to appeal the BIA's decision. If the Hassanamisco Band were ever to receive final federal recognition, it would likely attempt to develop a casino in northeastern Connecticut near the Connecticut/Massachusetts border. The Mashpee Tribe, located on Cape Cod, has obtained a federal court order which requires the BIA to make a final determination on its petition for federal recognition by December 2002. A number of other petitions for federal recognition are pending in Massachusetts, but we believe potential recognition for these groups is several years away, if at all.

  New York

   New York has seven federally recognized tribes with reservations in the northern part of the state. Two tribes, the Oneida Nation of New York and the St. Regis Band of Mohawk Indians of New York, have executed gaming compacts with New York and currently engage in casino gaming. Recently, New York approved legislation allowing an expansion of casino gaming by Indian tribes that could result in as many as six additional gaming operations within the state. This legislation approved the use of traditional slot machines, rather than video slot machines, where the possession and use of traditional slot machines is authorized pursuant to a tribal-state compact. The legislation also authorized the use of video lottery games at certain racetracks in the State of New York. As many as three of these additional gaming operations may be operated by the Seneca Nation in Western New York pursuant to a gaming compact negotiated with the Governor of New York. This compact, however, is still subject to approval by the New York State Legislature because provisions specified by the Legislature as mandatory for inclusion in the gaming compact were not included in the version that the Seneca Nation negotiated with the Governor. The recent legislation also authorizes the Governor of New York to negotiate and execute tribal-state compacts for the remaining three gaming operations with yet to be determined tribes for sites in Ulster and Sullivan counties, New York; however, the New York State Legislature must still approve any tribal-state compact. The development and management of all of these Indian gaming projects are contingent upon various regulatory approvals, including receipt of approvals from the BIA, the NIGC and local planning and zoning boards.

   The Oneida Nation operates Turning Stone Casino Resort on its reservation near Syracuse, New York, approximately 270 miles from Mohegan Sun. The facility has approximately 3,500 video lottery machines (which operate on a pari-mutuel system as opposed to the traditional fixed odds reel-type machines operated by most casinos), 150 table games and 285 hotel rooms. The Oneida Nation recently began an expansion effort at Turning Stone, which will include the addition of a clubhouse to its existing golf course and increase overall gaming space by 50,000 square feet. Turning Stone currently draws customers primarily from the Syracuse market.

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   The St. Regis Mohawk Tribe opened a casino located in Hogansburg, New York near the Canadian border in April 1999 with 78 table games and 400 video lottery machines. In April 2000, they entered into an agreement with Park Place Entertainment Corporation, a Nevada based gaming and entertainment company, for exclusive rights to develop a casino project in New York for a period of three years, extendable thereafter by mutual agreement. In the event such a casino project is developed, the parties also agreed to enter into a seven-year management agreement whereby Park Place will manage the casino and pay the St. Regis Mohawk Tribe 70% of the net profits. This agreement is subject to the approval of the NIGC. Park Place has acquired 50 acres of the Kutsher's Resort Hotel and Country Club in Sullivan County, New York, approximately 170 miles from Mohegan Sun. An application is currently pending with the BIA to transfer the 50-acre site to the United States in trust for the St. Regis Mohawk Tribe. On August 17, 2001, the St. Regis Mohawk Tribe signed an agreement with Sullivan County to build a $500.0 million resort at this location in the Catskills.

   The Seneca Nation has bingo operations on two of its three reservations in western New York. These bingo halls are located in Vandalia and Gowanda, New York, both over 400 miles from Mohegan Sun. As discussed above, the Seneca Nation also has reached an agreement with the Governor of New York for a gaming compact that allows the Seneca Nation to develop three casinos; however, the compact must still be approved by the New York State Legislature. In addition, these gaming projects are contingent upon various regulatory approvals, including receipt of approvals from the BIA, the NIGC and local planning and zoning boards. Possible future gaming locations include sites in Niagara Falls and Buffalo, New York and sites on the Seneca reservation in Vandalia and Gowanda, New York.

   The Stockbridge-Munsee Community of Mohican Indians of Wisconsin is considering opening a casino in Sullivan County, New York, in connection with the settlement of litigation regarding a Stockbridge-Munsee land claim in Madison County, New York. TCA, the entity responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst, has announced its intention to provide financial backing for this group. This project is contingent upon various regulatory approvals, including approval of any gaming compact by the New York State Legislature and receipt of approvals from the BIA, the NIGC and local planning and zoning boards.

   Currently, there are no non-Indian casinos operating in the State of New York, and the establishment of non-Indian commercial casino operations would require the approval of two successive state legislatures, followed by the voters in a statewide referendum. However, gambling boats began operating "cruises to nowhere" out of the New York City and Long Island, New York areas in January 1998. To date, New York has not prohibited gambling boat operations and only a small number of operators have applied for licenses for offshore gambling cruises. These "cruises to nowhere," during which casino gaming activities are conducted on board once the boat is in international waters, are permitted under federal law unless prohibited by the state from which they operate. To date, New York has not prohibited such operations. Due to the difference in the gaming experience, the Authority does not believe that the "cruises to nowhere" are potentially significant competition to Mohegan Sun.

  Maine

   There are no casinos allowed in Maine other than at least one cruise boat that operates out of Maine and provides gambling operations on board. There are four federally recognized tribes in Maine, one of which, the Penobscot Tribe, operates a high stakes bingo facility in the township of Albany in western Maine. The Penobscot and the Passamaquoddy tribes are attempting to gain approval for casino operations at various locations in Maine; however, to date, these efforts have been unsuccessful. None of the federally recognized tribes in Maine have negotiated a tribal-state compact or otherwise significantly begun the process of developing casino operations.

  New Hampshire

   There are no casinos allowed in New Hampshire and no significant initiatives currently underway to facilitate legalization. Over the past several years, a number of legislative initiatives to expand legalized

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gambling activities in New Hampshire have been defeated. There are no federally recognized Indian tribes in the state and no petitions for recognition pending.

  Vermont

   There are no casinos allowed in Vermont and no significant legislative initiatives currently underway to allow casino gambling. There are no federally recognized tribes in Vermont, but there is a petition pending from the St. Francis/Sokoki Band of Abenakis in Swanton. We believe any approval of this petition is still several years away.

Environmental Matters

   The site on which Mohegan Sun is located formerly was occupied by United Nuclear Corporation, a naval products manufacturer of, among other things, nuclear reactor fuel components. United Nuclear Corporation's facility was officially decommissioned on June 8, 1994 when the Nuclear Regulatory Commission confirmed that all licensable quantities of such nuclear material had been removed from the site and that any residual contamination from such material was remediated according to the Nuclear Regulatory Commission approved decommissioning plan.

   From 1991 through 1993, United Nuclear Corporation commissioned environmental audits and soil sampling programs which detected, among other things, volatile organic chemicals, heavy metals and fuel hydrocarbons in the soil and groundwater. The Connecticut Department of Environmental Protection, or DEP, reviewed the environmental audits and reports and established cleanup requirements for the site. In December 1994, the DEP approved United Nuclear Corporation's remedial plan, which determined that groundwater remediation was unnecessary because although the groundwater beneath the site was contaminated, it met the applicable groundwater criteria given the classification of the groundwater under the site. In addition, extensive remediation of contaminated soils and additional investigation were completed to achieve the DEP's cleanup criteria and demonstrate that the remaining soils complied with applicable cleanup criteria. Initial construction at the site also involved extensive soil excavation. According to the data gathered in a 1995 environmental report commissioned by United Nuclear Corporation, remediation is complete and is consistent with the applicable Connecticut cleanup requirements. The DEP has reviewed and approved the cleanup activities at the site, and, as part of the DEP's approval, United Nuclear Corporation was required to perform post-closure groundwater monitoring at the site to insure the adequacy of the cleanup. In addition, under the terms of United Nuclear Corporation's environmental certification and indemnity agreement with the Department of the Interior (which took the former United Nuclear Corporation land into trust for the Tribe), United Nuclear Corporation agreed to indemnify the Department for environmental actions and expenses based on acts or conditions existing or occurring as a result of United Nuclear Corporation's activities on the property.

   The Authority is not currently incurring, and did not incur in fiscal years 2001 and 2000, any material costs related to compliance with environmental requirements with respect to the site's former use by the United Nuclear Corporation. Notwithstanding the foregoing, no assurance can be given that any existing environmental studies reveal all environmental liabilities, or that future laws, ordinances or regulations will not impose any material environmental liability, or that a material environmental condition does not otherwise currently exist or will be exposed due to the expansion. Should soil or groundwater contamination be identified during the course of the expansion, Connecticut remediation standard requirements will have to be met, in addition to any other applicable environmental remediation requirements.

Properties

   Mohegan Sun is located on 240 acres of the Tribe's approximately 405-acre reservation just outside of Uncasville, Connecticut, approximately one mile from the interchange of Interstate 395 and Connecticut Route 2A. The land in southeastern Connecticut upon which Mohegan Sun is situated is held in trust for the Tribe by

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the United States. Mohegan Sun has its own exit from Route 2A, giving patrons direct access to Interstate 395 and Interstate 95, the main highways connecting Boston, Providence and New York City. By highway, Mohegan Sun is approximately 125 miles from New York City, 100 miles from Boston, Massachusetts, 35 miles from Hartford, Connecticut and 50 miles from Providence, Rhode Island.

   The Authority has a lease with the Tribe for the land on which Mohegan Sun is located. The initial term of the lease is 25 years, with an option to renew for one additional 25-year term provided that the Authority is not in default under the lease. The lease also provides that all improvements constructed on the site will become the property of the Tribe. The lease is a net lease requiring that the Authority assume all costs of operating, constructing, maintaining, repairing, replacing and insuring the leased property, in addition to the payment of a nominal annual rental fee. See "Description of Material Agreements--Land Lease from the Tribe to the Authority."

   The Authority has entered into various lease agreements for properties adjacent to Mohegan Sun. The properties are owned by MTIC Acquisitions, L.L.C., a Connecticut limited liability company controlled by the Tribe. The properties are used for providing access and/or parking for Mohegan Sun. For the fiscal years ending September 30, 2001, 2000 and 1999, the Authority incurred charges of $386,000, $386,000 and $412,000, respectively, relating to the lease agreements. Expenses relating to these lease agreements for the six months ended March 31, 2002 and 2001 were $194,000 and $181,000, respectively.

   The Authority does not own, lease or have any interest in any other property.

Legal Proceedings

   The Authority is a defendant in litigation resulting from its normal course of business. The Authority believes that, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a materially adverse effect on the Authority's financial position, results of operations or cash flows.

Trademarks

   Under the Relinquishment Agreement, TCA has granted to the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights, including the "Mohegan Sun" name, used at or developed for Mohegan Sun. The Authority has agreed, however, that it will only use the word "Sun" in conjunction with Mohegan Sun and Project Sunburst facilities and together with "Mohegan" or "Mohegan Tribe." See "Description of Material Agreements--Relinquishment Agreement with Trading Cove Associates."

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

                      DESCRIPTION OF MATERIAL AGREEMENTS

   The following is a summary of the material terms of several of the Authority's and the Tribe's material agreements. This summary does not restate these agreements in their entirety. We urge you to read these agreements because they, and not these summaries, define the rights and obligations of the Authority and the Tribe. Copies of these agreements are included as exhibits to the Registration Statement of which this prospectus forms a part.

Gaming Compact with the State of Connecticut

   In April 1994, the Tribe and the State of Connecticut entered into a gaming compact to authorize and regulate the Tribe's conduct of gaming on the Tribe's land. The Mohegan Compact has a perpetual term and is substantively similar to the procedures which govern gaming operations of the Mashantucket Pequot Tribe in Connecticut and provides, among other things, as follows:

      (1) The Tribe is authorized to conduct on its reservation those Class III gaming activities specifically enumerated in the Mohegan Compact or amendments thereto. The forms of Class III gaming authorized under the Mohegan Compact include (a) specific types of games of chance, (b) video facsimiles of such authorized games of chance (i.e., slot machines), (c) off-track pari-mutuel betting on animal races, (d) pari-mutuel betting, through simulcasting, on animal races and (e) certain other types of pari-mutuel betting on games and races conducted at the gaming facility (some types of which currently are, together with off-track pari-mutuel telephone betting on animal races, under a moratorium).

      (2) The Tribe must establish standards of operations and management of all gaming operations in order to protect the public interest, ensure the fair and honest operation of gaming activities and maintain the integrity of all Class III gaming activities conducted on the Tribe's lands. The first of such standards was set forth in the Mohegan Compact and approved by the State of Connecticut gaming agency. State of Connecticut gaming agency approval is required for any revision to such standards. The Tribe must supervise the implementation of these standards by regulation through a Tribal gaming agency.

      (3) Criminal law enforcement matters relating to Class III gaming activities are under the concurrent jurisdiction of the State of Connecticut and the Tribe.

      (4) All gaming employees must obtain and maintain a gaming employee license issued by the State gaming agency.

      (5) Any enterprise providing gaming services or gaming equipment to the Tribe is required to hold a valid, current gaming services registration issued by the State of Connecticut gaming agency.

      (6) The State of Connecticut annually assesses the Tribe for the costs attributable to its regulation of the Tribe's gaming operations and for the provision of law enforcement at the Tribe's gaming facility.

      (7) Net revenues from the Tribe's gaming operations may be applied only for purposes related to Tribal government operations and general welfare, Tribal economic development, charitable contributions and payments to local governmental agencies.

      (8) Tribal ordinances and regulations governing health and safety standards at the gaming facilities may be no less rigorous than the applicable laws and regulations of the State of Connecticut.

      (9) Service of alcoholic beverages within any gaming facility is subject to regulation by the State of Connecticut.

      (10) The Tribe waives any defense which it may have by virtue of sovereign immunity with respect to any action brought in United States District Court to enforce the Mohegan Compact.

   In May 1994, the Tribe and the State of Connecticut entered into a MOU which sets forth certain matters regarding the implementation of the Mohegan Compact. The MOU stipulates that a portion of the revenues

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

earned on slot machines must be paid to the State of Connecticut. This payment, known as the Slot Win Contribution, is the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million. The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino games within the State of Connecticut except those operators consented to by the Tribe and the Mashantucket Pequot Tribe. The Authority's financial statements reflect expenses associated with the Slot Win Contribution totaling $144.6 million, $135.1 million and $121.1 million for the fiscal years ended September 30, 2001, 2000 and 1999, respectively, and $84.2 million and $66.8 million for the six months ended March 31, 2002 and March 31, 2001, respectively. See "Government Regulation."

Agreement with the Town of Montville

   On June 16, 1994, the Tribe and the Town of Montville entered into an agreement whereby the Tribe agreed to pay to the town a recurring annual payment of $500,000 to minimize the impact on the town resulting from the decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the town's water system. The Tribe has assigned its rights and obligations in this agreement to the Authority. As of September 30, 2001, the Authority has fulfilled this obligation and paid $3.0 million to the town for improvements to the municipal water system, which has been included in other assets in the accompanying balance sheets and is being amortized over 40 years.

Land Lease from the Tribe to the Authority

   The land upon which Mohegan Sun is situated is held in trust for the Tribe by the United States. The Tribe and the Authority have entered into a land lease under which the Tribe leases to the Authority the property and all buildings, improvements and related facilities constructed or installed on the property. The lease was approved by the Secretary of the Interior on, and became effective as of, September 29, 1995. Summarized below are several key provisions of this lease. See also, "Business--Properties."

  Term

   The term of the lease is 25 years with an option, exercisable by the Authority, to extend the term for one additional 25-year period. Upon the termination of the lease, the Authority will be required to surrender to the Tribe possession of the property and improvements, excluding any equipment, furniture, trade fixtures or other personal property.

  Rent and Other Operating Expenses

   The Authority is required to pay to the Tribe a nominal annual rental fee. For any period when the Tribe or another agency or instrumentality of the Tribe is not the tenant under the lease, the rent will be 8% of the tenant's gross revenues from the premises. The Authority is responsible for the payment of all costs of owning, operating, constructing, maintaining, repairing, replacing and insuring the leased property.

  Use of Leased Property

   The Authority may use the leased property and improvements solely for the construction and operation of Mohegan Sun, unless prior approval is obtained from the Tribe for any proposed alternative use. Similarly, no construction or alteration of any building or improvement located on the leased property by the Authority may be made unless complete and final plans and specifications have been approved by the Tribe. Following foreclosure of any mortgage on the Authority's interest under the lease or any transfer of such interest to the holder of such mortgage in lieu of foreclosure, the leased property and improvements may be used for any lawful purpose, subject only to applicable codes and governmental regulations; provided, however, that a non-Indian holder of the leased property may in no event conduct gaming operations on the property.


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

  Permitted Mortgages and Rights of Permitted Mortgages

   The Authority may not mortgage, pledge or otherwise encumber its leasehold estate in the leased property except to a holder of a permitted mortgage. Under the lease, a "permitted mortgage" includes the leasehold mortgage securing the Authority's obligations under the Bank Credit Facility granted by the Authority that provides, among other things, that (1) the Tribe will have the right to notice of, and to cure, any default of the Authority, (2) the Tribe will have the right to prior notice of an intention by the holder to foreclose on the permitted mortgage and the right to purchase the mortgage in lieu of any foreclosure, and (3) the permitted mortgage is subject and subordinated to any and all access and utility easements granted by the Tribe under the lease. As provided in the lease, each holder of a permitted mortgage has the right to notice of any default of the Authority under the lease and the opportunity to cure such default within any applicable cure period.

  Default Remedies

   The Authority will be in default under the lease if, subject to the notice provisions, it fails to make lease payments or to comply with its covenants under the lease or if it pledges, encumbers or conveys its interest in the lease in violation of the terms of the lease. Following a default, the Tribe may, with approval from the United States Secretary of the Interior, terminate the lease unless a permitted mortgage remains outstanding with respect to the leased property. In that case, the Tribe may not (1) terminate the lease or the Authority's right to possession of the leased property, (2) exercise any right of re-entry, (3) take possession of and/or relet the leased property or any portion thereof, or (4) enforce any other right or remedy which may materially and adversely affect the rights of the holder of the permitted mortgage, unless the default triggering such rights was a monetary default which such holder failed to cure after notice.

Priority Distribution Agreement with the Tribe

   On August 1, 2001, the Authority and the Tribe entered into a priority distribution agreement, the Priority Distribution Agreement, which obligates the Authority to make monthly payments to the Tribe to the extent of the Authority's net cash flow, as defined in the Priority Distribution Agreement. The Priority Distribution Agreement, which has a perpetual term, also clarifies and records the terms pursuant to which the Authority made such payments to the Tribe prior to the effective date of the Priority Distribution Agreement. The Priority Distribution Agreement limits the maximum aggregate payments by the Authority to the Tribe in each calendar year to $14.0 million, as adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. However, payments pursuant to the Priority Distribution Agreement do not reduce the Authority's obligations to make payments pursuant to invoices for governmental services provided by the Tribe or any payments under any other agreements with the Tribe to the extent that such agreements are permitted under the Bank Credit Facility. See "Description of Other Indebtedness--Bank Credit Facility." The monthly payments under the Priority Distribution Agreement are limited obligations of the Authority payable only to the extent of its net cash flow and are not secured by a lien or encumbrance on any assets or property of the Authority. The Authority's financial statements reflect payments associated with the Priority Distribution Agreement of $14.0 million for the fiscal year ended September 30, 2001. In addition, for the six months ended March 31, 2002, the Authority paid $7.7 million in priority distributions to the Tribe.

Expansion Construction Management Agreement with Perini Building Company, Inc.

   The Authority engaged Perini Building Company, Inc. as construction manager to provide construction management services for Project Sunburst. As construction manager, Perini is receiving a fee of $25.5 million for services, including, without limitation, pre-construction review and construction phase contract administration. The Construction Management Agreement contains a limited waiver of sovereign immunity to permit the commencement, maintenance and enforcement of any dispute, claim and/or cause of action arising under the Construction Management Agreement. In conjunction with the limited waiver of sovereign immunity, Perini may seek satisfaction of judgments against the undistributed and/or future revenues of Project Sunburst and/or the

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

existing Mohegan Sun facility. In addition, the Authority has agreed to pay Perini $1.3 million in construction management fees relating to the Indian Summer Garage and $500,000 relating to the Thames Garage. The Authority did not make any payments related to the above projects for the fiscal years ended September 30, 2000 and 1999. For the fiscal year ended September 31, 2001, the Authority made a payment of $4.5 million in connection with the construction of the Indian Summer Garage. For the six months ended March 31, 2001, the Authority did not make any payments related to the above projects. For the six months ended March 31, 2002, the Authority made payments of $42.3 million in connection with the construction of the Indian Summer Parking Garage and $18.3 million in connection with the construction of the Thames Garage. As of March 31, 2002, Perini has received $22.3 million of the $27.3 million in fees related to the above projects which has been included in "construction in process" in the Authority's financial statements beginning on page F-1 of this prospectus.

Development Agreement

   On February 7, 1998, the Authority and TCA entered into a development services agreement, the Development Agreement. Under the Development Agreement, TCA is responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst. TCA acts as the Authority's representative in connection with construction contracts that are approved by the Authority. Specifically, TCA oversees all persons performing work on the expansion site, inspects the progress of construction, determines completion dates and reviews contractor payment requests submitted to the Authority. The Development Agreement specifically gives TCA the right to include provisions in construction contracts that impose liquidated damage payments in the event of failure to meet construction schedules.

  Retail Facilities

   As permitted by the Development Agreement, the Authority elected to engage a retail consultant to oversee the design and construction of the retail facilities in the expansion. The Authority chose the Gordon Group Holdings, Ltd. as the retail consultant for the retail portion of the expansion. This work is under the overall supervision of TCA, which will integrate the design and construction of the retail facilities with that of the other components of the expansion.

  Engagement of Certified Entities; Staffing the Expansion

   The Development Agreement requires TCA to implement procedures described in the Tribal Employment Rights Ordinance. See "Certain Relationships and Related Transactions." TCA is required to give preference to business entities or persons, which have been approved by the Authority, in the selection of all contractors, vendors and suppliers engaged in the development of the expansion. In addition, in staffing the operation of the Project Sunburst expansion, the Development Agreement requires that TCA give preference first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes.

  Payment of the Development Fee

   Under the Development Agreement, the Authority is required to pay to TCA a development fee of $14.0 million. Pursuant to the payment schedule described in the Development Agreement, on January 15, 2000, the Authority began paying the development fee to TCA on a quarterly basis, based upon the incremental completion as of each payment date. The Authority paid development fees to TCA totaling $5.8 million and $3.5 million, respectively for the fiscal years ended September 30, 2001 and 2000. The Authority did not pay TCA development fees for the fiscal year ended September 30, 1999. For the six months ended March 31, 2002 and March 31, 2001, the Authority paid development fees to TCA totaling $3.2 million and $3.6 million, respectively. As of March, 2002, the Authority has incurred $12.9 million related to the TCA development fee, of which $12.5 million has been paid.

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

  Termination and Disputes

   The Development Agreement terminates upon the earlier of (a) completion of Project Sunburst or (b) February 7, 2008. In addition, each party has the right to terminate the Development Agreement if there is a material default or failure to perform a material duty or obligation by the other party. The parties must submit disputes arising under the Development Agreement to arbitration and have agreed that punitive damages may not be awarded to either party by an arbitrator. The Authority has also waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purposes of compelling arbitration or enforcing any arbitration or judicial award arising out of the Development Agreement.

Previous Management Agreement with Trading Cove Associates

   Until January 1, 2000, TCA was the exclusive manager of Mohegan Sun pursuant to a gaming facility management agreement among the Authority, the Tribe and TCA, the Management Agreement, which was entered into on August 30, 1995. The Management Agreement originally had a term of seven years. The Management Agreement was terminated on December 31, 1999, at which point the Relinquishment Agreement (see below) became effective. Under the Management Agreement, TCA was responsible for the day-to-day management, operation and maintenance of Mohegan Sun. The Management Agreement authorized TCA to pay itself a management fee in monthly installments based on 30% to 40% of net income, before management fees, as defined in the Management Agreement, depending on profitability levels. Management fees for the years ended September 30, 2000 and 1999 were $13.6 million and $59.5 million, respectively. Management fees for fiscal year 2000 represent amounts earned from October 1, 1999 through December 31, 1999 due to the termination of the Management Agreement on December 31, 1999.

Relinquishment Agreement with Trading Cove Associates

  General

   In February 1998, the Authority and TCA entered into the Relinquishment Agreement under which the Authority and TCA agreed to terminate the Management Agreement with TCA. This termination occurred on December 31, 1999, at which time the Authority assumed the day-to-day management of Mohegan Sun. To compensate TCA for terminating its management rights, the Authority agreed to pay to TCA five percent of revenues, as defined in the Relinquishment Agreement, generated by Mohegan Sun during the 15-year period commencing on January 1, 2000 and ending on December 31, 2014.

  Relinquishment Payments

   The payments under the Relinquishment Agreement are divided into Senior Relinquishment Payments and Junior Relinquishment Payments, each of which are 2.5% of Revenues as defined in the Relinquishment Agreement. Senior Relinquishment Payments are payable quarterly in arrears and commenced on April 25, 2000 and the Junior Relinquishment Payments are payable semi-annually in arrears and commenced on July 25, 2000. Revenues are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including hotel revenues, room service, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center and all rental or other receipts from the lessees, licensees and concessionaires, but not the gross receipts of such lessees, licensees and concessionaires) and proceeds of business interruption insurance.

  Subordination of Relinquishment Payments/Priority Distribution to the Tribe

   The Relinquishment Agreement provides that each of the Senior and Junior Relinquishment Payments are subordinated in right to payment of senior secured obligations, which includes the Bank Credit Facility and

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

capital lease obligations, and that the Junior Relinquishment Payments are further subordinated to payment of all other senior obligations, including the Authority's Senior Notes. The Relinquishment Agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payment, as defined in the Relinquishment Agreement, from the Authority to the Tribe to the extent then due.

  Trademarks

   In connection with the Relinquishment Agreement, TCA has granted to the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights. See
"Business--Trademarks" for a description of these rights.

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

                                 THE AUTHORITY

General

   The Tribe established the Authority in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe. The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Mohegan Tribal Council (the governing body of the Tribe). Any change in the composition of the Mohegan Tribal Council results in a corresponding change in the Authority's Management Board. The General Manager and other senior officers of Mohegan Sun are hired by the Management Board. The General Manager and other senior officers are employees of the Authority. See "The Tribe" and "--Management Board and Executive Officers."

   The Authority has two major functions. The first function is to direct the development, operation, management, promotion and construction of the gaming enterprise and all related activities. The second major function is to regulate gaming activities. The Authority's Management Board has appointed an independent Director of Regulation to be responsible for the regulation of gaming activities at Mohegan Sun. The Director of Regulation serves at the will of the Management Board and ensures the integrity of the gaming operation through the promulgation and enforcement of appropriate regulations. The Director of Regulation and his staff also are responsible for performing background investigations and licensing of non-gaming employees as well as vendors seeking to provide non-gaming products or services within the casino. Pursuant to the Mohegan Compact, the State of Connecticut is responsible for performing background investigations and licensing of gaming employees as well as vendors seeking to provide gaming products or services within the casino.

Management Board and Executive Officers

   The Authority is governed by a nine-member Management Board, consisting of the same nine members on the Mohegan Tribal Council. Any change in the composition of the Tribal Council results in a corresponding change in the Authority's Management Board. The General Manager and other executive officers of Mohegan Sun are hired by the Management Board and are employees of the Authority. See "The Tribe."

   The following table provides information as of March 31, 2002 with respect to (1) the members of the Management Board and (2) each of the executive officers of Mohegan Sun.

Name                           Age                        Position
----                           ---                        --------
Mark F. Brown................. 44  Chairman and Member, Management Board
Peter J. Schultz.............. 47  Vice Chairman and Member, Management Board
Christine Damon-Murtha........ 54  Corresponding Secretary and Member, Management Board
Donald M. Chapman............. 76  Treasurer and Member, Management Board
Shirley M. Walsh.............. 57  Recording Secretary and Member, Management Board
Jayne G. Fawcett.............. 65  Member, Management Board
Roland J. Harris.............. 54  Member, Management Board
Glenn R. LaVigne.............. 41  Member, Management Board
Maynard L. Strickland......... 62  Member, Management Board
William J. Velardo............ 47  President and General Manager, Mohegan Sun
Mitchell Grossinger Etess..... 44  Executive Vice President of Marketing, Mohegan Sun
Jeffrey E. Hartmann........... 40  Executive Vice President of Finance and Chief Financial
                                   Officer, Mohegan Sun

   Mark F. Brown--Mr. Brown has been a member of the Authority's Management Board since October 1995. Mr. Brown became the Chairman of the Management Board in October 2000. Mr. Brown worked with the Tribe's historian during the period in which the Tribe was working to obtain federal recognition and also served on the Tribal Constitutional Review Board from 1993 to 1995. Mr. Brown served as a law enforcement officer for over twelve years. Prior to his work in law enforcement, Mr. Brown was involved in retail sales and management.

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

   Peter J. Schultz--Mr. Schultz was seated on the Management Board and was elected Vice Chairman of the Management Board in October 2000. Mr. Schultz held the position of Human Resources Director for the Tribe from February 1997 to September 2000. From 1982 to 1997, Mr. Schultz was employed by Aetna Life and Casualty, a large insurance company, culminating with the position of Manager of Organizational Development at the Aetna Institute.

   Christine Damon-Murtha--Ms. Murtha was seated on the Management Board and was elected Corresponding Secretary in October 2000. Ms. Murtha was employed in the Finance Department for the Tribe from 1996 to 1998 and as a reporter and photographer for the Tribe's Communication Department from 1998 to September 2000. Ms. Murtha held the position of Supervisor/Senior Accounting Analyst with Travelers Insurance Company from 1984 to 1992. Ms. Murtha serves as council liaison for the Environmental Department of the Tribe.

   Donald M. Chapman--Mr. Chapman was seated on the Management Board and was elected Treasurer in October 2000. Mr. Chapman retired from the United States Coast Guard at the rank of Commander. Following Mr. Chapman's retirement, he held management positions with the Urban Mass Transportation Administration in Washington, D.C. Mr. Chapman was also employed as a stockbroker with Legg Mason & Company.

   Shirley M. Walsh--Ms. Walsh has been the Recording Secretary of the Management Board since October 1995 and has been a member of the Management Board since July 1995. Ms. Walsh has worked for the Tribe in various capacities for almost nine years. Prior to that time, she was employed for 13 years by a local certified public accountant. Ms. Walsh chaired the Tribal Election Committee from 1994 to 1995 and has served on several other committees for the Tribe.

   Jayne G. Fawcett--Ms. Fawcett has been a member of the Management Board since its inception in July 1995. Ms. Fawcett served as the Vice Chair of the Management Board and the Tribal Council from December 1995 until October 2000. Ms. Fawcett worked as a social worker for the State of Connecticut in 1987 and is a retired teacher after 27 years of service. Ms. Fawcett was a Chairman of the Tribe's Constitutional Review Board from 1992 to 1993. Currently, she oversees the Tribe's public relations and serves as the Tribe's Public Relations Ambassador.

   Roland J. Harris--Mr. Harris has been a member of the Management Board since October 1995. He served as Chairman of the Management Board and the Tribal Council from October 1995 until October 2000. Mr. Harris was the founder of the firm Harris and Clark, Inc., Civil Engineers, Land Surveyors and Land Planners. Mr. Harris has served as First Selectman and CEO of the Town of Griswold, Connecticut, and also as its Planning and Zoning Commissioner. He has also served as Deputy Chief of the Griswold Fire Department and as Fire Marshal and Inspector of the Town of Griswold. Prior to assuming the Chairmanship of the Management Board in 1995, Mr. Harris served as the Tribal Planner.

   Glenn R. LaVigne--Mr. LaVigne has been a member of the Management Board since January 1996. Mr. LaVigne was previously employed by the Town of Montville, Connecticut and oversaw building and maintenance for Montville's seven municipal buildings. Mr. LaVigne serves as council liaison for development and construction.

   Maynard L. Strickland--Mr. Strickland has been a member of the Management Board since October 1995. Before that, Mr. Strickland owned and operated several restaurants in Norwich, Connecticut and Florida for 21 years.

   William J. Velardo--Mr. Velardo currently serves as President and General Manager of Mohegan Sun. Mr. Velardo has served as Mohegan Sun's President and General Manager since October 1995 and has over 25 years of experience in gaming operations. Prior to his employment with the Authority, Mr. Velardo was Chief Operating Officer for River City, a riverboat gaming venture in New Orleans, Louisiana. From 1991 to 1994,

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Mr. Velardo served as Senior Vice President, Casino Operations at Trump Plaza
Hotel and Casino in New Jersey. Mr. Velardo participated in the opening of the Mirage in Las Vegas, Nevada, a casino, where he served as Vice President, Table Games from 1989 to 1991. Mr. Velardo also worked as Assistant Casino Manager and Pit Manager at Caesar's Tahoe and Caesar's Palace casinos.

   Mitchell Grossinger Etess--Mr. Etess has been Executive Vice President of Marketing at Mohegan Sun since November 1995 and has 21 years experience in the casino and hotel industry. Prior to his employment with the Authority, Mr. Etess was Vice President of Marketing at Players Island and, from 1989 to 1994, was Senior Vice President of Marketing and Hotel Operations at Trump Plaza Hotel and Casino. Prior thereto, Mr. Etess held various management positions in the hospitality and advertising industries.

   Jeffrey E. Hartmann--Mr. Hartmann has been Executive Vice President of Finance and the Chief Financial Officer of Mohegan Sun since December 1996 and has 10 years of experience in the casino and hotel industry. Prior to joining the Authority, Mr. Hartmann worked for Foxwoods, a casino located in Connecticut, from August 1991 to December 1996, including as Vice President of Finance for Foxwoods Management Company. Mr. Hartmann was employed by PricewaterhouseCoopers, LLP, an independent public accounting firm, as an Audit Manager from 1984 to 1991. Mr. Hartmann is a certified public accountant.

Compensation of the Management Board

   The individual members of the Management Board do not receive any direct compensation from the Authority. The Tribe compensates members of the Management Board for the services they render as members of the Tribal Council and of the Management Board.

Summary Compensation Table

   The following table provides summary information concerning compensation paid by the Authority to all of its executive officers.

                                                                            Annual Compensation
                                                           ------------------------------------------------------
                                                                                                 Other(2)
                                                                                          -----------------------
                                                                                                     401(k) Plan
                                                                                            Life      Matching
Name and Principal Position                                Fiscal Year Salary(1)  Bonus   Insurance Contributions
---------------------------                                ----------- --------- -------- --------- -------------
William J. Velardo, President and General Manager.........    2001     $830,000  $271,000  $64,000     $5,100
                                                              2000      789,000   264,000   27,000      5,100
                                                              1999      503,000   150,000        0      4,800
Mitchell Grossinger Etess, Executive Vice President,
 Marketing................................................    2001     $523,000  $164,000  $30,000     $5,100
                                                              2000      463,000   164,000    8,000      5,100
                                                              1999      306,000   100,000        0      4,800
Jeffrey E. Hartmann, Executive Vice President, Finance and
 Chief Financial Officer..................................    2001     $471,000  $150,000  $24,000     $5,100
                                                              2000      401,000   158,000   12,000      5,100
                                                              1999      250,000   100,000        0      4,800

--------
(1) Amounts reflect total base salary earned. Employee contributions to the Authority's 401(k) plan and non-qualified deferred compensation plan are deducted from such amounts.
(2) The only compensation received by these employees other than salary and bonus was employer matching contributions to the Authority's 401(k) plan and the payment by the Authority of premiums on life insurance policies for which the employee is the owner and beneficiary.

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Employment Agreements

   On April 22, 1999, the Authority entered into employment agreements with each of William J. Velardo, Mitchell Grossinger Etess and Jeffrey E. Hartmann. The term of each agreement runs until December 31, 2004, with automatic renewal for an additional term of five years unless either the employee or the Authority provides notice to the other of its intention to terminate. Under the employment agreements, commencing on January 1, 2000, each of Messrs. Velardo, Etess and Hartmann is entitled to receive an annual salary of $800,000, $485,000 and $435,000, respectively. The annual salary is subject to an annual increase on each subsequent January 1, of no less than five percent of the then current annual salary. Each employee is also entitled to receive an annual bonus of not less that 33 1/3% of the base salary in effect for the period for which the annual bonus is paid.

   Each employment agreement provides that, if the employee is terminated for cause or if the employee terminates his employment voluntarily, then the employee will not be entitled to any further compensation. If the employee is terminated other than for cause, then the employee will be entitled to receive, at termination, a severance payment equal to his annual salary plus an annual bonus equal to 100% of his annual salary from the date of termination to the expiration date of the employment agreement.

   These employment agreements further provide that the applicable employee may not, without prior written consent of the Authority, compete with the Authority in specified states in the northeastern United States during the term of his employment and for a one-year period following a termination for cause or a voluntary termination of employment. Also, during this period, the applicable employee may not hire or solicit other employees of the Authority or encourage any such employees to leave employment with the Authority. Under these employment agreements, the applicable employee may not disclose any of the Authority's confidential information while employed by the Authority or thereafter. This confidentiality obligation will survive the termination of such employee's employment and employment agreement. Copies of these employment agreements have been filed as exhibits to this registration statement of which this prospectus forms a part.

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

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Services Provided by the Tribe to the Authority

   The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. During the fiscal year ended September 30, 2001, the Authority incurred $10.9 million of expenses for such services. The Authority incurred $9.9 million and $8.3 million of expenses for such services during fiscal years ended September 30, 2000 and 1999, respectively. For the six months ended March 31, 2002, the Authority incurred $4.1 million of expenses for such services. In addition, from March 31, 2002 to April 30, 2002, the Authority incurred $975,000 of such expenses.

   The Tribe provided services through its Development Department for projects related to Mohegan Sun and Project Sunburst. The Authority incurred $954,000 of such expenses associated with the Development Department for the fiscal year ended September 30, 2000. There were no expenses incurred during the year ended September 30, 2001.

Leases by the Authority to the Tribe

   Prior to October 1, 2000, the Authority operated a retail outlet at Mohegan Sun and purchased goods for resale at this location from Little People, LLC, a Connecticut limited liability company owned by the Tribe. For the fiscal years ended September 30, 2000 and 1999, the Authority purchased $348,000 and $417,000, respectively, of such goods from Little People, LLC. On October 1, 2000, the Tribe assumed the management of this retail outlet from the Authority and purchased the remaining inventory from the Authority. The Tribe paid the Authority approximately $172,000 for such remaining inventory. The Authority and Little People, LLC have entered into a lease agreement, whereby Little People, LLC leases retail space located in the casino from the Authority. The lease term expires on June 30, 2002 and may be renewed on a monthly basis. Little People, LLC is not obligated to pay any base rent. The Authority reimburses the Tribe for sales where patron player's club points are utilized.

Leases by the Tribe to the Authority

   The Authority leases the land on which Mohegan Sun is located from the Tribe pursuant to a long-term lease. The Authority is required to pay to the Tribe a nominal annual rental fee under the lease. The lease has an initial term of 25 years and is renewable for an additional 25-year term upon expiration. See "Description of Material Agreements--Land Lease from the Tribe to the Authority."

   The Tribe, through MTIC Acquisitions, L.L.C., a Connecticut limited liability company owned by the Tribe, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For the fiscal years ended September 30, 2001, 2000 and 1999, the Authority expended $386,000, $386,000 and $412,000, respectively, relating to these land lease agreements. For the six months ended March 31, 2002, the Authority expended $194,000 related to these land lease agreements. In addition, from March 31, 2002 to April 30, 2002, the Authority expended $34,000 related to these land lease agreements.

Distributions by the Authority to the Tribe

   On August 7, 2001, the Tribe issued Gaming Authority Priority Distribution Payment Public Improvement Bond Anticipation Notes (the "Series 2001 BANS"). Debt service on the Series 2001 BANS is paid from 95% of amounts received by the Tribe from the Authority under the Priority Distribution Agreement. The remaining five percent of each priority distribution payment is remitted to the Tribe free and clear of any lien. The Priority Distribution Agreement obligates the Authority to make monthly priority distribution payments to the Tribe in a maximum aggregate amount of $14.0 million per calendar year, adjusted annually in accordance with the

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

formula specified in the Priority Distribution Agreement to reflect the effects of inflation. However, payments pursuant to the Priority Distribution Agreement do not reduce the Authority's obligations to make payments pursuant to invoices for governmental services provided by the Tribe or any payments under any other agreements with the Tribe to the extent that such agreements are permitted under the Bank Credit Facility. See "Description of Other Indebtedness--Bank Credit Facility." The priority distribution payments are limited obligations of the Authority payable only to the extent of its net cash flow, as defined in the Priority Distribution Agreement, and are not secured by a lien or encumbrance on any assets or property of the Authority. The Authority's financial statements reflect payments associated with the Priority Distribution Agreement of $14.0 million for the fiscal year ended September 30, 2001, $7.7 million for the six months ended March 31, 2002 and $1.2 million for the period from March 31, 2002 to April 30, 2002. See "Description of Material Agreements--Priority Distribution Agreement with the Tribe."

   As permitted by the restrictive provisions of the Bank Credit Facility and the Authority's indentures, the Authority distributed to the Tribe $30.0 million in cash, net of $14.0 million related to the Priority Distribution Agreement, during the fiscal year ended September 30, 2001. For the six months ended March 31, 2002, the Authority distributed to the Tribe $9.0 million in cash, net of $7.7 million related to the Priority Distribution Agreement. In addition, for the period of March 31, 2002 to April 30, 2002, the Authority distributed to the Tribe $3.0 million in cash, net of $1.2 million related to the Priority Distribution Agreement.

Mohegan Tribal Employment Rights Ordinance

   On September 25, 1995, the Tribe adopted the Mohegan Tribal Employment Rights Ordinance (the "TERO"), which sets forth hiring and contracting preference requirements for employers and entities conducting business on Tribal land or working on behalf of the Tribe. Pursuant to the TERO, an employer is required to give hiring, promotion, training, retention and other employment-related preferences to Native Americans who meet the minimum qualifications for the applicable employment position. However, this preference requirement does not apply to key employees, as such persons are defined in the TERO. In addition, when staffing the operations of the Project Sunburst expansion, the Development Agreement requires TCA to give hiring and recruiting preferences, first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes. See "Description of Material Agreements--Development Agreement--Engagement of Certified Entities; Staffing the Expansion."

   Similarly, any entity awarding a contract to be performed on Tribal land or on behalf of the Tribe must give preference, first to certified Mohegan entities and second to other certified Native American entities. This contracting preference is conditioned upon the bid by the preferred certified entity being within five percent of the lowest bid by a non-certified entity (unless the preferred certified entity's bid exceeds $100,000 of the lowest bid by a non-certified entity). The TERO establishes procedures and requirements for certifying Mohegan entities and other Native American entities. Certification is based largely on the level of ownership and control exercised by the members of the Tribe or other Native Americans, as the case may be, over the entity bidding on a contract. A number of contracts for Project Sunburst were awarded to companies controlled by Tribal members and/or other Native Americans under the TERO provision described above.

   As of March 27, 2002, 122 employees of the Authority were members of the Tribe.

Services from Entities in Which Members Have an Interest

   The Authority engages McFarland Johnson, Inc. for surveying, civil engineering and professional design services. Roland Harris, a current member and a former Chairman of the Management Board and the Tribal Council, was a consultant for this firm pursuant to a consulting agreement which expired in May 2001. For the fiscal years ended September 30, 2001, 2000 and 1999, the Authority incurred $175,000, $792,000 and $373,000, respectively, for such services provided by McFarland Johnson. For the six months ended March 31, 2002, the

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

Authority incurred $266,000 for such services. In addition, from March 31, 2002 to April 30, 2002, the Authority incurred $55,000 for such services. McFarland Johnson formerly conducted business as Harris and Clark, Inc. The Authority believes that the terms of this engagement are comparable to those that would pertain to arms-length engagement with an unaffiliated firm.

Services Provided by the Authority to the Tribe

   In July 1999, the Tribe commenced construction of a public safety facility within the Eagleview Complex that will service the Mohegan Reservation, including Mohegan Sun. The Authority initially funded the construction and was subsequently reimbursed by the Tribe. The total cost of the public safety facility is anticipated to be $7.5 million, of which $7.2 million has been incurred. The Authority has also initially funded other Tribal projects and has subsequently been reimbursed by the Tribe, including the construction of a temporary Tribal office, construction of roads and improvements made to the Town of Montville's wastewater collection and treatment facilities. The total amount incurred by the Authority for these projects through March 31, 2002, including the public safety facility referred to above, is $47.4 million. The Authority anticipates that a total amount of $50.7 million will be spent in connection with these projects. Approximately $1.6 million was reflected as amounts due from the Tribe in the Authority's balance sheet as of September 30, 2000. No amounts were due as of March 31, 2002, as the Authority was reimbursed for amounts due from the Tribe.

                                   THE TRIBE

General

   The Tribe became a federally recognized Indian tribe in 1994. The Tribe currently has approximately 1,528 members and approximately 909 adult voting members. Although it only recently received federal recognition, the Tribe has lived in a cohesive community for hundreds of years in what is today southeastern Connecticut. The Tribe historically has cooperated with the United States and is proud of the fact that members of the Tribe have fought on the side of the United States in every war from the Revolutionary War to Desert Storm. The Tribe believes that this philosophy of cooperation exemplifies its approach to developing Mohegan Sun.

   Although the Tribe is a sovereign entity, it has sought to work with, and to gain the support of, local communities in establishing Mohegan Sun. For example, the Tribe gave up its claim to extensive tracts of land that had been guaranteed by various treaties in consideration for certain arrangements in the Mohegan Compact. As a result, local residents and businesses whose property values had been clouded by this dispute were able to gain clear title to their property. In addition, the Tribe has been sensitive to the concerns of the local community in developing Mohegan Sun. This philosophy of cooperation has enabled the Tribe to build a solid alliance among local, state and federal officials to achieve its goal of building Mohegan Sun.

Governance of the Tribe

   The Tribe's Constitution provides for the governance of the Tribe by a Tribal Council, consisting of nine members and a Council of Elders, consisting of seven members. All members of the Tribal Council and the Council of Elders are elected by the registered voters of the Tribe and serve terms of five years. Members of the Tribal Council must be at least 18, and members of the Council of Elders must be at least 55 when elected. The current terms for the Tribal Council expire in October 2005 and the current terms for the Council of Elders expire in October 2004. The members of the Tribal Council are the same individuals who serve on the Management Board of the Authority. See "The Authority--Management Board and Executive Officers."

   The Tribe's Constitution vests all legislative and executive powers of the Tribe in the Tribal Council, with the exception of the power to enroll Tribal members which is vested in the Council of Elders. The powers of the Tribal Council include the power to establish an executive branch departmental structure with agencies and subdivisions and to delegate appropriate powers to such agencies and sub-divisions.

   The Tribe may amend the provisions of its Constitution that establish the Authority and the Gaming Disputes Court, which is described below, with the approval of two-thirds of the members of the Tribal Council and a ratifying vote of a two-thirds majority of all votes cast, with at least 40% of the registered voters of the Tribe voting. In addition, a certain provision of the Tribe's Constitution currently prohibits the Tribe from enacting any law that would impair the obligations of contracts entered into in furtherance of the development, construction, operation and promotion of gaming on Tribal lands. An amendment to this provision requires the affirmative vote of 75% of all registered voters of the Tribe. Prior to the enactment of any such amendment by the Tribal Council, any non-Tribal party will have the opportunity to seek a ruling from the Appellate Branch of the Gaming Disputes Court that the proposed amendment would constitute an impermissible impairment of contract.

   The Council of Elders acts in the capacity of an appellate court of final review and may hear appeals of any case or controversy arising under the Tribe's Constitution, except those matters which relate to Mohegan Sun, which are required to be submitted to the Gaming Disputes Court.

Gaming Disputes Court

   The Tribal Council has established the Gaming Disputes Court by Tribal ordinance and vested it with exclusive jurisdiction for the Tribe over all disputes related to gaming at Mohegan Sun. The Gaming Disputes

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

Court is composed of a Trial Division and an Appellate Branch. A single judge presides over cases at the trial level. Trial Division decisions can be appealed to the Appellate Branch where they will be heard by a panel of three judges, one of whom will be the Chief Judge, and none of whom will have presided over the specific case being heard. Decisions of the Appellate Branch are final, and no further appeal is available.

   The Gaming Disputes Court has jurisdiction over all disputes or controversies related to gaming between any person or entity and the Authority, the Tribe or TCA, who managed Mohegan Sun from its inception until December 31, 1999. The Gaming Disputes Court also has jurisdiction over all disputes arising out of the Authority's regulatory powers, including licensing actions. The Tribe has adopted the substantive law of the State of Connecticut as the applicable law of the Gaming Disputes Court to the extent that such law is not in conflict with Mohegan Tribal Law. Also, the Tribe has adopted all of Connecticut's rules of civil and appellate procedure and professional and judicial conduct to govern the Gaming Disputes Court.

   Judges of the Gaming Disputes Court are chosen by the Tribal Council from a publicly available list of eligible retired federal judges and Connecticut Attorney Trial Referees, who are appointed by the Chief Justice of the Connecticut Supreme Court, each of whom must remain licensed to practice law in the State of Connecticut.

   Judges are selected sequentially from this list as cases are filed with the clerk of the Gaming Disputes Court. The Chief Judge of the Gaming Disputes Court, who serves as the Gaming Disputes Court's administrative superintendent, is chosen by the Tribal Council from the list of eligible judges and serves a five-year term. Judges of the Gaming Disputes Court are subject to discipline and removal for cause pursuant to the rules of the Gaming Disputes Court. The Chief Judge is vested with the sole authority to revise the rules of the Gaming Disputes Court. Judges are compensated by the Tribe at an agreed rate of pay commensurate with their duties and responsibilities. Such rate cannot be diminished during a judge's tenure.

   Below is a description of certain information regarding judges currently serving on the Gaming Disputes Court:

   Paul M. Guernsey, Chief Judge. Age: 52. Judge Guernsey has served on the Gaming Disputes Court since 1996. He was appointed Acting Chief Judge in November 1999 and appointed as Chief Judge in January 2000. Judge Guernsey has also served as Fact Finder for the New London Judicial District from 1990 to 1992 and as State of Connecticut Attorney Trial Referee, Judicial District of New London since 1992.

   F. Owen Eagan, Judge. Age: 71. Judge Eagan was appointed to the Gaming Disputes Court in 1996. He served as U.S. Magistrate Judge from 1975 to 1996 and was formerly Assistant U.S. Attorney for the District of Connecticut and U.S. Attorney for the District of Connecticut. He is currently an adjunct law faculty member at Western New England School, a position he has held since 1987.

   Frank A. Manfredi, Judge. Age: 51. Judge Manfredi was appointed to the Gaming Disputes Court in 2001. He has been a partner at Cotter, Greenfield, Manfredi & Lanes, P.C. since 1983. Judge Manfredi has also served as State of Connecticut Attorney Trial Referee since 1993, State of Connecticut Attorney Fact Finder since 1992 and Town Attorney for the Town of Preston since 1988.

   Thomas B. Wilson, Judge. Age: 62. Judge Wilson was appointed to the Gaming Disputes Court in 1996. He has been a partner and director at Suisman, Shapiro, Wool, Brennan & Gray, P.C. since 1967. Judge Wilson has also served as State Attorney Trial Referee since 1988 and as Town Attorney for the Town of Ledyard from 1971 to 1979, 1983 to 1991 and 1995 to the present.

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

                             GOVERNMENT REGULATION

General

   The Authority is subject to special federal, state and tribal laws applicable to both commercial relationships with Indians generally and to Indian gaming and the management and financing of Indian casinos specifically. In addition, the Authority is subject to federal and state laws applicable to the gaming industry generally and to the distribution of gaming equipment. The following description of the regulatory environment in which gaming takes place and in which the Authority operates is only a summary and not a complete recitation of all applicable law. Moreover, since this particular regulatory environment is more susceptible to changes in public policy considerations than others, it is impossible to predict how particular provisions will be interpreted from time to time or whether they will remain intact. Changes in such laws could have a material adverse impact on the Authority's operations. See "Risk Factors."

Tribal Law and Legal Systems

  Applicability of State and Federal Law

   Federally recognized Indian tribes are independent governments, subordinate to the United States, with sovereign powers, except as those powers may have been limited by treaty or by the United States Congress. The power of Indian tribes to enact their own laws to regulate gaming derives from the exercise of this tribal sovereignty. Indian tribes maintain their own governmental systems and often their own judicial systems. Indian tribes have the right to tax persons and enterprises conducting business on Indian lands, and also have the right to require licenses and to impose other forms of regulations and regulatory fees on persons and businesses operating on their lands.

   Absent the consent of the Tribe or action of the United States Congress, the laws of the State of Connecticut do not apply to the Tribe or the Authority. Under the federal law that recognizes the Tribe, the Tribe consented to, among other things, the extension of Connecticut criminal law and Connecticut state traffic controls over Mohegan Sun.

  Waiver of Sovereign Immunity; Jurisdiction; Exhaustion of Tribal Remedies

   Indian tribes enjoy sovereign immunity from unconsented suit similar to that of the states and the United States. In order to sue an Indian tribe (or an agency or instrumentality of an Indian tribe, such as the Authority), the tribe must have effectively waived its sovereign immunity with respect to the matter in dispute. Further, in most commercial disputes with Indian tribes, the jurisdiction of the federal courts, which are courts of limited jurisdiction, may be difficult or impossible to obtain. A commercial dispute is unlikely to present a federal question, and some courts have ruled that an Indian tribe as a party is not a citizen of any state for purposes of establishing diversity jurisdiction in the federal courts. State courts also may lack jurisdiction over suits brought by non-Indians against Indian tribes in Connecticut. The remedies available against an Indian tribe also depend, at least in part, upon the rules of comity requiring initial exhaustion of remedies in tribal tribunals and, as to some judicial remedies, the tribe's consent to jurisdictional provisions contained in the disputed agreements. The United States Supreme Court has held that, where a tribal court exists, jurisdiction in that forum first must be exhausted before any dispute can be heard properly by federal courts which would otherwise have jurisdiction. Where a dispute as to the jurisdiction of the tribal forum exists, the tribal court first must rule as to the limits of its own jurisdiction.

   In connection with some of the Authority's outstanding indebtedness, the Tribe and the Authority agreed to waive their sovereign immunity from unconsented suit to permit any court of competent jurisdiction to (1) enforce and interpret the terms of the Authority's applicable outstanding indebtedness, and award and enforce the award of damages owing as a consequence of a breach thereof, whether such award is the product of litigation,

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

administrative proceedings, or arbitration; (2) determine whether any consent or approval of the Tribe or the Authority has been granted improperly or withheld unreasonably; (3) enforce any judgment prohibiting the Tribe or the Authority from taking any action, or mandating or obligating the Tribe or the Authority to take any action, including a judgment compelling the Tribe or Authority to submit to binding arbitration; and (4) adjudicate any claim under the Indian Civil Rights Act of 1968, 25 U.S.C. (S) 1302 (or any successor statute).

The Indian Gaming Regulatory Act of 1988

  Regulatory Authority

   The operation of casinos, and of all gaming on Indian land, is subject to IGRA which is administered by the NIGC, an independent agency within the United States Department of Interior, which exercises primary federal regulatory responsibility over Indian gaming. The NIGC has exclusive authority to issue regulations governing tribal gaming activities, approve tribal ordinances for regulating Class II and Class III Gaming (as described below), approve management agreements for gaming facilities, conduct investigations and generally monitor tribal gaming. Certain responsibilities under IGRA (such as the approval of per capita distribution plans to tribal members and the approval of transfer of lands into trust status for gaming) are retained by the BIA. The BIA also has responsibility to review and approve land leases and other agreements relating to Indian lands. Criminal enforcement is the exclusive responsibility of the United States Department of Justice, except to the extent such enforcement responsibility is shared with the State of Connecticut under the Mohegan Compact and under the federal law that recognizes the Tribe.

   The NIGC is empowered to inspect and audit all Indian gaming facilities, to conduct background checks on all persons associated with Class II Gaming, to hold hearings, issue subpoenas, take depositions, adopt regulations and assess fees and impose civil penalties for violations of IGRA. IGRA also prohibits illegal gaming on Indian land and theft from Indian gaming facilities. The NIGC has adopted rules implementing specific provisions of IGRA. These rules govern, among other things, the submission and approval of tribal gaming ordinances or resolutions and require an Indian tribe to have the sole proprietary interest in and responsibility for the conduct of any gaming. Tribes are required to issue gaming licenses only under articulated standards, to conduct or commission financial audits of their gaming enterprises, to perform or commission background investigations for primary management officials and key employees and to maintain their facilities in a manner that adequately protects the environment and the public health and safety. These rules also set out review and reporting procedures for tribal licensing of gaming operation employees.

   Additionally, the NIGC established the Minimum Internal Control Standards, or MICS, that require each tribe or its designated tribal government body or agency to establish and implement tribal MICS by February 4, 2000. The Authority is in compliance with all of the MICS.

  Tribal Ordinances

   Under IGRA, except to the extent otherwise provided in a tribal-state compact, Indian tribal governments have primary regulatory authority over Class III Gaming on land within a tribe's jurisdiction. Therefore, the Authority's gaming operations, and persons engaged in gaming activities, are guided by and subject to the provisions of the Tribe's ordinances and regulations regarding gaming.

   IGRA requires that the NIGC review tribal gaming ordinances and authorizes the NIGC to approve such ordinances only if they meet specific requirements relating to (1) the ownership, security, personnel background, recordkeeping and auditing of a tribe's gaming enterprises; (2) the use of the revenues from such gaming; and (3) the protection of the environment and the public health and safety. The Tribe adopted its gaming ordinance in July 1994, and the NIGC approved the gaming ordinance in November 1994.


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  Classes of Gaming

   IGRA classifies games that may be conducted on Indian lands into three categories. "Class I Gaming" includes social games solely for prizes of minimal value or traditional forms of Indian gaming engaged in by individuals as part of, or in connection with, tribal ceremonies or celebrations. "Class II Gaming" includes bingo, pulltabs, lotto, punch boards, tip jars, certain non-banked card games (if such games are played legally elsewhere in the state), instant bingo and other games similar to bingo, if those games are played at the same location where bingo is played. "Class III Gaming" includes all other forms of gaming, such as slot machines, video casino games (e.g., video blackjack and video poker), so-called "table games" (e.g., blackjack, craps, roulette) and other commercial gaming (e.g., sports betting and pari-mutuel wagering).

   Class I Gaming on Indian lands is within the exclusive jurisdiction of the Indian tribes and is not subject to IGRA. Class II Gaming is permitted on Indian lands if: (1) the state in which the Indian lands lie permits such gaming for any purpose by any person, organization or entity; (2) the gaming is not otherwise specifically prohibited on Indian lands by federal law; (3) the gaming is conducted in accordance with a tribal ordinance or resolution which has been approved by the NIGC; (4) an Indian tribe has sole proprietary interest and responsibility for the conduct of gaming; (5) the primary management officials and key employees are tribally licensed; and (6) several other requirements are met. Class III Gaming is permitted on Indian lands if the conditions applicable to Class II Gaming are met and, in addition, the gaming is conducted in conformance with the terms of a tribal-state compact (a written agreement between the tribal government and the government of the state within whose boundaries the tribe's lands lie).

   With the growth of the Internet and other modern advances, computers and other technology aids are increasingly used to conduct specific kinds of gaming. Congress has considered legislation that limits and/or prohibits gaming conducted over the Internet. The use of technology to conduct gaming operations and a state's ability to regulate such activity have been the subject of several court cases in the past few years with no clear resolution of the issue.

  Tribal-State Compacts

   IGRA requires states to negotiate in good faith with Indian tribes that seek to enter into tribal-state compacts for the conduct of Class III Gaming. Such tribal-state compacts may include provisions for the allocation of criminal and civil jurisdiction between the state and the Indian tribe necessary for the enforcement of such laws and regulations, taxation by the Indian tribe of gaming activities in amounts comparable to those amounts assessed by the state for comparable activities, remedies for breach of compacts, standards for the operation of gaming and maintenance of the gaming facility, including licensing and any other subjects that are directly related to the operation of gaming activities. While the terms of tribal-state compacts vary from state to state, compacts within one state tend to be substantially similar. Tribal-state compacts usually specify the types of permitted games, establish technical standards for gaming, set maximum and minimum machine payout percentages, entitle the state to inspect casinos, require background investigations and licensing of casino employees and may require the tribe to pay a portion of the state's expenses for establishing and maintaining regulatory agencies. Some tribal-state compacts are for set terms, while others are for indefinite duration. The Mohegan Compact, approved by the Secretary of the Interior in 1994, does not have a specific term and will remain in effect until terminated by written agreement of both parties, or the provisions are modified as a result of a change in applicable law.

   IGRA provides that if a Indian tribe and state fail to successfully negotiate a tribal-state compact, the United States Department of the Interior may approve gaming procedures pursuant to which Class III gaming may be conducted on Indian lands. The Mashantucket Pequot Tribe is the only Indian tribe to successfully obtain approval of such procedures from the Department of the Interior. We believe that any attempt by any other Indian tribe to obtain similar procedures under IGRA would be unsuccessful because the United States Supreme Court has determined that states are entitled to sovereign immunity under the 11th Amendment against attempts by Indian tribes to impose these types of procedures.

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   Tribal-state compacts have been the subject of litigation in a number of states, including Alabama, California, Florida, Kansas, Michigan, Mississippi, New Mexico, New York, Oklahoma, Oregon, South Dakota, Texas, Washington and Wisconsin. Tribes frequently seek to enforce the constitutionality of the provision of IGRA which entitles tribes to bring suit in federal court against a state that fails to negotiate a tribal-state compact in good faith. The United States Supreme Court resolved this issue by holding that the Indian commerce clause of IGRA does not grant Congress authority to abrogate sovereign immunity granted to the states under the Eleventh Amendment. Accordingly, IGRA does not grant jurisdiction over a state that did not consent to be sued.

   There has been litigation in a number of states challenging the authority of state governors, under state law, to enter into tribal-state compacts without legislative approval. Federal courts have upheld such authority in Louisiana and Mississippi. The highest state courts of Arizona, Kansas, Michigan, New Mexico, New York and Rhode Island have held that the governors of those states did not have authority to enter into such compacts without the consent or authorization of the legislatures of those states. In the New Mexico and Kansas cases, the courts held that the authority to enter into such compacts is a legislative function under their respective state constitutions. The court in the New Mexico case also held that state law does not permit casino-style gaming.

   In Connecticut, there has been no litigation challenging the governor's authority to enter into tribal-state compacts. If such a suit were filed, however, the Tribe does not believe that the precedent in the New Mexico or Kansas cases would apply. The Connecticut Attorney General has issued a formal opinion which states that "existing [state] statutes provide the Governor with the authority to negotiate and execute the . . . [Mohegan] Compact." Thus, the Attorney General therefore declined to follow the Kansas case. In addition, the United States Court of Appeals for the Second Circuit has held, in a case brought by the Mashantucket Pequot Tribe, that Connecticut law authorizes casino gaming. After execution of the Mohegan Compact, the Connecticut Legislature passed a law requiring that future gaming compacts be approved by the legislature, but that law does not apply to previously executed compacts such as the Mohegan Compact.

   The Authority's operation of gaming is subject to the requirements and restrictions contained in the Mohegan Compact. The Mohegan Compact authorizes the Tribe to conduct most forms of Class III Gaming.

  Possible Changes in Federal Law

   Several bills have been introduced in Congress which would amend IGRA. While there have been a number of technical amendments to the law, to date there have been no material changes to IGRA. Any amendment of IGRA could change the governmental structure and requirements within which the Tribe could conduct gaming.

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

                       DESCRIPTION OF OTHER INDEBTEDNESS

   The following is a summary of the material terms of several of the Authority's other material debt obligations. This summary does not restate in entirety the terms of the agreements under which the Authority incurred these indebtedness. We urge you to read these agreements because they, and not these summaries, define the rights and obligations of the Authority and, in some cases, the Tribe. Copies of these agreements are included as exhibits to the Registration Statement of which this prospectus forms a part.

Bank Credit Facility

   As of March 31, 2002, the Authority had $199.0 million outstanding under a $400.0 million reducing and revolving, senior secured credit facility with a syndicate of lenders led by Bank of America, N.A. (formerly known as Bank of America National Trust and Savings Association). The Authority draws on the Bank Credit Facility in connection with Project Sunburst and other capital expenditures. The Bank Credit Facility is secured by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land and improvements which comprise Mohegan Sun and by each of the Authority's cash operating accounts. The Bank Credit Facility subjects the Authority to a number of restrictive covenants including financial covenants. These financial covenants relate to the permitted maximums of the Authority's total debt and senior debt leverage ratios, its minimum fixed charge coverage ratio and maximum capital expenditures. The Bank Credit Facility includes other affirmative and negative covenants by the Tribe and the Authority customarily found in loan agreements for similar transactions. Such covenants include provisions that:

    .  the Tribe preserve its existence as a federally recognized Indian tribe;

    . the Tribe cause the Authority to continually operate Mohegan Sun in compliance with all applicable laws;

    . except under specific conditions, the Authority not sell or dispose of assets, incur other debt or contingent obligations, extend credit, make investments or commingle its assets with assets of the Tribe; and

    . permit a construction consultant to inspect and review the proposed expansion and all budgets, plans, designs and specifications on a periodic basis.

   At the Authority's option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month LIBOR plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). One-month LIBOR as of March 31, 2002 was 1.88% and the applicable spread on a LIBOR loan was 2.375%. Interest on each LIBOR loan that is for a term of three months or less is due and payable on the last day of the related interest period. Interest on each LIBOR loan that is for a term of more than three months is due and payable on the date which is three months after the date such LIBOR loan was made, every three months thereafter and; in any event, on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears. The Authority has no base rate loans. Pursuant to the terms of the Bank Credit Facility, the commitment (or the maximum amount that may be borrowed under the Bank Credit Facility) will be automatically reduced on March 31, 2002 and will continue to reduce on the last day of each fiscal quarter thereafter. The amount of each such reduction must equal 10% of the commitment as in effect immediately prior to the first such reduction.

   On February 20, 2002, the Authority used the net proceeds from the issuance of the outstanding notes to repay a portion of the outstanding balance under the Bank Credit Facility.

  Recent Amendments to the Bank Credit Facility

   Second Amendment. On February 8, 2002, the Authority received the requisite consent of its lenders for Amendment No. 2 to its Bank Credit Facility. The amendment revised several of the restrictive covenants governing the Authority's activities and finances. These revisions included, among other things, the following:

    . the Authority is permitted to enter into interest rate swap agreements and similar arrangements involving up to $200.0 million of the Authority's indebtedness (in addition to similar arrangements with respect to indebtedness under the Bank Credit Facility);

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

    . the maximum aggregate amount of several categories of permitted Authority investments and capital expenditures relating to gaming is increased from $85.0 million to $125.0 million;

    . the maximum amount of subordinated indebtedness the Authority may incur is increased from $150.0 million to $500.0 million;

    . the Tribe is no longer prohibited from engaging in gaming operations separate from Mohegan Sun; and

    . the permitted maximums in the financial covenants that relate to the Authority's total leverage ratio and senior leverage ratio are modified as follows:

                             Total leverage ratio

  Fiscal quarters ending:                  Previous Max. Ratio New Max. Ratio
  -----------------------                  ------------------- --------------
  March 31, 2002..........................        4.50x            5.25x
  June 30, 2002...........................        3.50x            5.00x
  September 20, 2002 - March 31, 2003.....        3.50x            4.50x
  June 30, 2003 and thereafter............        3.50x            4.00x

                             Senior leverage ratio


  Fiscal quarters ending:                  Previous Max. Ratio New Max. Ratio
  -----------------------                  ------------------- --------------
  March 31, 2002..........................        2.50x            3.00x
  June 30, 2002...........................        2.00x            2.50x
  September 20, 2002 and thereafter.......        2.00x            2.00x

   Third Amendment. On March 26, 2002, the Authority received the requisite consent of its lenders for Amendment No. 3 to its Bank Credit Facility. The amendment reduced the lenders' commitment from $500.0 million to $400.0 million effective March 26, 2002, and changed the first scheduled commitment reduction date to September 30, 2002 from March 31, 2002.

   We urge you to read carefully in full the amendments, both of which were filed by the Authority with the SEC on Forms 8-K on February 12, 2002 and March 26, 2002, respectively. See "Where You Can Get More Information."

Senior Notes

   On March 3, 1999, the Authority issued $200.0 million of Senior Notes with fixed interest payable at a rate of 8 1/8% per annum. The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The Senior Notes mature on January 1, 2006. The Senior Notes are unsecured general obligations of the Authority and are effectively subordinated to the Bank Credit Facility. The Senior Notes rank equally in right of payment with 50% of the Authority's payment obligations under the Relinquishment Agreement and rank senior to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement, the 8 3/4% Senior Subordinated Notes, the 8 3/8% Senior Subordinated Notes, the outstanding notes and, when issued, the exchange notes. See "--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

8 3/4% Senior Subordinated Notes

   On March 3, 1999, the Authority issued $300.0 million of 8 3/4% Senior Subordinated Notes with fixed interest payable at a rate of 8 3/4% per annum. The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the 8 3/4% Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 8 3/4% Senior

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

Subordinated Notes mature on January 1, 2009. The 8 3/4% Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The 8 3/4% Senior Subordinated Notes rank equally with the 8 3/8% Senior Subordinated Notes, the outstanding notes, and, when issued, the exchange notes, and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. See "--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

8 3/8% Senior Subordinated Notes

   On July 26, 2001, the Authority issued $150.0 million of 8 3/8% Senior Subordinated Notes with fixed interest payable at a rate of 8 3/8% per annum. The proceeds from this financing were used to pay transaction costs, pay down $90.0 million on the Bank Credit Facility and fund costs related to Project Sunburst. Interest on the 8 3/8% Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 8 3/8% Senior Subordinated Notes mature on July 1, 2011. The 8 3/8% Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and, in a liquidation, bankruptcy or similar proceeding, 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The 8 3/8% Senior Subordinated Notes rank equally with the 8 3/4% Senior Subordinated Notes, the outstanding notes, and, when issued, the exchange notes, and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. See "--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

Outstanding Notes

   On February 20, 2002, the Authority issued $250.0 million of the outstanding notes with fixed interest payable at a rate of 8% per annum. The proceeds from this financing were used to pay transaction costs, pay down approximately $244.9 million of the outstanding balance under the Bank Credit Facility. Interest on the outstanding notes is payable semi-annually on April 1 and October 1 commencing on October 1, 2002. The outstanding notes mature on April 1, 2012. The outstanding notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and, in a liquidation, bankruptcy, or similar proceeding, 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The outstanding notes rank equally with the 8 3/4 Senior Subordinated Notes, 8 3/8 Senior Subordinated Notes, the exchange notes, if any are issued, and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The terms of the outstanding notes are identical to the terms of the exchange notes, as described under "Description of the Exchange Notes." Also, see "--Relinquishment Agreement with Trading Cove Associates" for a further description of the ranking of payments under the Relinquishment Agreement.

Relinquishment Agreement with Trading Cove Associates

  General

   Until December 31, 1999, TCA was the exclusive manager of Mohegan Sun pursuant to the Management Agreement among the Authority, the Tribe and TCA. In February 1998, the Authority and TCA entered into the Relinquishment Agreement under which the Authority and TCA agreed to terminate the Management Agreement with TCA. This termination occurred on December 31, 1999, at which time the Authority assumed the day-to-day management of Mohegan Sun. To compensate TCA for terminating its management rights, the Authority agreed to pay to TCA five percent of the revenues, as defined in the Relinquishment Agreement, generated by Mohegan Sun during the 15-year period commencing on January 1, 2000 and ending on December 31, 2014.

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

  Relinquishment Payments

   The payments under the Relinquishment Agreement are divided into Senior Relinquishment Payments and Junior Relinquishment Payments, each of which are 2.5% of revenues as defined in the Relinquishment Agreement. Senior Relinquishment Payments are payable quarterly in arrears and commenced on April 25, 2000 and the Junior Relinquishment Payments are payable semi-annually in arrears and commenced on July 25, 2000. Revenues are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including hotel revenues, room service, food and beverage sales, parking revenues, ticket revenues and other fees or receipts from the convention/events center and all rental or other receipts from the lessees, licensees and concessionaires, but not the gross receipts of such lessees, licensees and concessionaires) and proceeds of business interruption insurance.

  Subordination of Relinquishment Payments/Priority Distribution to the Tribe
   The Relinquishment Agreement provides that each of the Senior and Junior Relinquishment Payments are subordinated in right to payment of senior secured obligations, which includes the Bank Credit Facility and capital lease obligations, and that the Junior Relinquishment Payments are further subordinated to payment of all other senior obligations, including the Authority's Senior Notes. The Relinquishment Agreement also provides that all relinquishment payments are subordinated in right of payment to the minimum priority distribution payment, as defined in the Relinquishment Agreement, from the Authority to the Tribe to the extent then due.

                       DESCRIPTION OF THE EXCHANGE NOTES

   The following description is a summary of the material provisions of the Indenture and the Registration Rights Agreement. It does not restate those agreements in their entirety. We urge you to read the Indenture and the Registration Rights Agreement because they, and not this description, define your rights as holders of the exchange notes. Copies of the forms of Indenture and Registration Rights Agreement are filed as exhibits to the Registration Statement of which this prospectus forms a part and are available from the Authority upon request. You can find the definitions of some terms used in this section in the Indenture and under the subheading "--Definitions." Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided. The term "exchange notes" refers to the 8% Senior Subordinated Notes due 2012 being offered by the Authority in this exchange offer. The term "outstanding notes" refers to the Authority's currently outstanding 8% Senior Subordinated Notes due 2012 that may be exchanged for the exchange notes. The term "notes" refers to the outstanding notes and the exchange notes, collectively. The term "Indenture" refers to the indenture that applies to both the outstanding notes and the exchange notes.

   The Authority issued the outstanding notes under the Indenture among itself, the Tribe and State Street Bank and Trust Company, as Trustee. The terms of the exchange notes are identical in all material respects to the outstanding notes, except that (1) the exchange notes will have been registered under the Securities Act and therefore will not be subject to certain restrictions on transfer applicable to the outstanding notes and (2) holders of the exchange notes will not be entitled to certain rights of holders of outstanding notes under the Registration Rights Agreement. The terms of the outstanding notes included and the terms of the exchange notes will be those stated in the Indenture and those made a part of the Indenture by reference to the Trust Indenture Act of 1939 as in effect on the date of the Indenture (the "Trust Indenture Act"). The exchange notes are subject to all such terms, and holders of the exchange notes should refer to the Indenture and the Trust Indenture Act for a complete statement of applicable terms.

Ranking

   These exchange notes are:

    .  unsecured general obligations of the Authority;

    . subordinated in right of payment to all existing and future Senior Indebtedness of the Authority, including, without limitation, the Senior Notes and up to $400.0 million of indebtedness under the Bank Credit Facility;

    . subordinated in a liquidation, bankruptcy or similar proceeding to 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively not subordinated to such payment obligations that are not yet due under the Relinquishment Agreement since the payment obligations under the Relinquishment Agreement cannot be accelerated by their terms;

    . ranked equally in right of payment with the Authority's 8 3/4% Senior Subordinated Notes;

    . ranked equally in right of payment with the Authority's 8 3/8% Senior Subordinated Notes;


    .  ranked equally in right of payment with the outstanding notes; and

    . ranked equally to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, but effectively senior to such payment obligations that are not yet due under the Relinquishment Agreement since payment obligations under the Relinquishment Agreement cannot be accelerated by their terms.

Subsidiaries

   As of the date of the Indenture, the Authority had no Subsidiaries. However, the Indenture will permit the Authority to create Subsidiaries and will generally require that these Subsidiaries be designated as Restricted

Subsidiaries (i.e., subject to the terms of the Indenture) unless specific conditions are met. If these conditions are met, the Authority will be permitted to designate a Subsidiary as an Unrestricted Subsidiary, and Unrestricted Subsidiaries will not be subject to many of the restrictive covenants of the Indenture.

Principal, Maturity and Interest

   The Authority will issue the exchange notes under the Indenture in a maximum aggregate amount of $250.0 million. The Authority will issue the exchange notes in denominations of $1,000 and integral multiples of $1,000. The exchange notes will mature on April 1, 2012.

   Interest on these exchange notes will accrue at the rate of 8% per year and will be payable semi-annually in arrears on April 1 and October 1, beginning on October 1, 2002. The Authority will make each interest payment to the holders of record of these exchange notes on the immediately preceding March 15 and September 15.

   Interest on these exchange notes will accrue from the date of original issuance or, if interest has already been paid, from the date it was most recently paid. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Subordination

   The payment of principal, premium and interest, if any, on the exchange notes and the Subsidiary Guarantees, if any, will be subordinated to the prior payment in full of all Senior Indebtedness of the Authority including, without limitation, the Senior Notes, senior Relinquishment Payments and the Bank Credit Facility.

   In the event of any distribution to creditors:

      (1) in a liquidation or dissolution of the Authority or the Tribe;

      (2) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Authority, the Tribe or their respective property;

      (3) in an assignment for the benefit of creditors; or

      (4) in any marshaling of the Authority's or the Tribe's assets and liabilities;

the holders of Senior Indebtedness will be entitled to receive payment in full of all Obligations due in respect of Senior Indebtedness (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Indebtedness) before the holders of the notes will be entitled to receive any payment distributions with respect to the notes (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"); and until all Obligations with respect to such Senior Indebtedness are paid in full, any distributions to which the holders of the notes would be entitled but for the subordination provisions of the Indenture shall be made to holders of Senior Indebtedness (except that holders of the notes may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance").

   The Authority also may not make any payment in respect of the notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") until all principal and other Obligations with respect to Senior Indebtedness have been paid in full if:

      (1) a payment default on Designated Senior Indebtedness occurs and is continuing beyond any applicable grace period; or

      (2) any other default occurs and is continuing on Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Authority or the Representative.

   If the Trustee receives any such Payment Blockage Notice, no subsequent Payment Blockage Notice shall be effective for the purposes of this provision unless and until:

      (1) 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice; and

      (2) all scheduled payments of principal, premium and interest on the notes that have come due have been paid in full in cash.

   No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

   Payments on the notes may and shall be resumed

      (1) in the case of a payment default, upon the date on which all Senior Indebtedness is paid in full in cash or such default is cured or waived in writing; and

      (2) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Indebtedness has been accelerated.

   The Authority must promptly notify holders of Senior Indebtedness if payment of the notes is accelerated because of an Event of Default.

   As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Authority or the Tribe, holders of these notes may recover less ratably than holders of Senior Indebtedness. See "Risk Factors--Risks Related to the Authority's
Business--Your right to receive payments on the exchange notes will be junior in priority to the Authority's senior indebtedness. Therefore, if the Authority does not have sufficient funds to pay all of its debts, then the senior debt will be paid before any payment may be made with respect to the exchange notes."

Optional Redemption

   If, at any time after the issue date, any Gaming Regulatory Authority requires a holder or beneficial owner of the notes to be licensed or otherwise qualified under applicable gaming laws in order for the Authority to maintain any of its gaming licenses or franchises and the holder or beneficial owner does not obtain such license or qualification within the time periods described in the Indenture and at its own cost and expense, then the Authority will have the right to either:

    . require such holder or beneficial owner of the notes to dispose of its notes within the time period specified by the Gaming Regulatory Authority or within 30 days of receipt of the request by such Gaming Regulatory Authority, whichever is shorter; or

    . redeem such holder's or beneficial owner's notes at a redemption price equal to the least of (1) the principal amount of the notes held by the holder or the beneficial owner, (2) the price paid for the notes by the holder or the beneficial owner and (3) the current market price of the notes, in each case, including all accrued and unpaid interest and Additional Interest, if any, to the earlier of the redemption date or the date a finding of unsuitability is made by the applicable Gaming Regulatory Authority.

   The Authority will comply with the redemption procedures for the notes described in the Indenture unless otherwise required by a Gaming Regulatory Authority.

   Except as described above, the notes will not be redeemable at the Authority's option prior to April 1, 2007. On or after April 1, 2007, the Authority may redeem all or a part of the notes then outstanding upon not less than

30 days but not more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the 12-month period beginning on April 1 of the years indicated below:

                         Year                Percentage
                         ----                ----------
                         2007...............  104.000%
                         2008...............  102.667%
                         2009...............  101.334%
                         2010 and thereafter  100.000%

Selection and Notice of Redemption

   If less than all of the notes are to be redeemed at any time, the Trustee will select notes for redemption as follows

      (1) if the notes are listed, in compliance with the requirements of the principal national securities exchange on which the notes are listed; or

      (2) if the notes are not so listed, on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate.

   No notes of $1,000 or less shall be redeemed in part. Notices of redemption shall be mailed by first class mail at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed at its registered address. Notices of redemption may not be conditional.

   If any note is to be redeemed in part only, the notice of redemption that relates to that note shall state the portion of the principal amount thereof to be redeemed. A new note in principal amount equal to the unredeemed portion of the original note will be issued in the name of the holder thereof upon surrender and cancellation of the original note. The notes called for redemption become due on the date fixed for redemption at the redemption price. On and after the redemption date, interest ceases to accrue on the notes or portions of them called for redemption.

Repurchase at the Option of Holders

  Change of Control

   If a Change of Control occurs, each holder of the notes will have the right to require the Authority to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of that holder's notes pursuant to a Change of Control Offer. In the Change of Control Offer, the Authority will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest and Additional Interest, if any, thereon, to the date of purchase.

   Within 20 business days following any Change of Control, the Authority will mail a notice to each holder (and, unless the Trustee makes the mailing on behalf of the Authority, to the Trustee) describing the transaction or transactions that constitute the Change of Control and offering to repurchase notes on the Change of Control Payment Date specified in such notice, pursuant to the procedures required by the Indenture and described in such notice. If the Authority wishes the Trustee to do the mailing, it will give the Trustee adequate prior notice so that the Trustee may do so. The Authority will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control.

   On the Change of Control Payment Date, the Authority, to the extent lawful, will:

      (1) accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

      (2) deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof so tendered; and

      (3) deliver or cause to be delivered to the Trustee the notes so accepted together with an Officers' Certificate stating the aggregate principal amount of notes or portions thereof being purchased by the Authority.

   The Paying Agent will promptly mail to each holder of notes so tendered the Change of Control Payment for such notes, and the Trustee will promptly authenticate and mail (or cause to be transferred by book entry) to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. The Authority will notify the Trustee and will instruct the Trustee to notify the holders of the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

   Except as described above with respect to a Change of Control, the Indenture does not contain provisions that permit the holders of the notes to require that the Authority repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction. The Bank Credit Facility prohibits and the Indenture for the Senior Notes (the "Senior Notes Indenture") may prohibit the Authority from purchasing any notes upon Change of Control.

   The Bank Credit Facility also provides that particular types of change of control events with respect to the Authority constitute a default under the Bank Credit Facility. Any future credit agreements or other agreements relating to secured indebtedness to which the Authority becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Authority is prohibited from purchasing the notes, the Authority could seek the consent of its lenders and other creditors to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If the Authority does not obtain such a consent or repay such borrowings, the Authority will remain prohibited from purchasing the notes. In such case, the Authority's failure to purchase tendered notes would constitute an Event of Default under the Indenture which would, in turn, constitute a default under the Bank Credit Facility, the Senior Notes Indenture and the Indentures for the Existing Senior Subordinated Notes.

   The Authority will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Authority and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

  Asset Sales

   The Authority will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

      (1) the Authority (or its Restricted Subsidiary, as the case may be) receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) of the assets sold or otherwise disposed of; and

      (2) except in the case of a Permitted Asset Swap, at least 75% of the consideration therefor received by the Authority or such Restricted Subsidiary is in the form of cash. For purposes of this provision, each of the following shall be deemed to be cash:

          (a) any liabilities that would appear on the Authority's or such Restricted Subsidiary's balance sheet prepared in accordance with GAAP (other than contingent liabilities and liabilities that are by their terms subordinated to the notes or any guarantee thereof) that are assumed by the transferee of any such assets pursuant to a customary novation agreement that releases the Authority or such Restricted Subsidiary from further liability; and

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          (b) any securities, notes or other obligations received by the
       Authority or any such Restricted Subsidiary from such transferee that are converted by the Authority or such Restricted Subsidiary into cash (to the extent of the cash received) within 30 days of the receipt thereof, provided, however, that the Authority will not be permitted to make any Asset Sale of Key Project Assets.

   Within 360 days after the receipt of any Net Proceeds from an Asset Sale, the Authority may apply such Net Proceeds, at its option, to:

      (1) repay permanently term Indebtedness under Credit Facilities of the Authority or any Restricted Subsidiary;

      (2) repay revolving credit Indebtedness under Credit Facilities and correspondingly permanently reduce commitments with respect thereto;

      (3) acquire a majority of the assets of, or a majority of the Voting Stock of, an entity engaged in the Principal Business or a Related Business;

      (4) make capital expenditures or acquire other long-term assets that are used or useful in the Principal Business or a Related Business;

      (5) make an investment in the Principal Business or a Related Business or in tangible long-term assets used or useful in the Principal Business or a Related Business; or

      (6) reduce permanently Indebtedness (including the Senior Notes) that is not Subordinated Indebtedness.

   Pending the final application of any such Net Proceeds, the Authority may temporarily reduce revolving credit borrowings or otherwise invest such Net Proceeds in any manner that is not prohibited by the Indenture.

   Any Net Proceeds from Asset Sales that are not applied or invested as provided in the preceding paragraphs will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Authority will make an Asset Sale Offer to all holders of notes and all holders of other Indebtedness containing provisions similar to those set forth in the Indenture with respect to offers to purchase or redeem with the proceeds of sales of assets to purchase the maximum principal amount of notes and such other Indebtedness that may be purchased out of the Excess Proceeds. The offer price in any Asset Sale Offer will be equal to 100% of the principal amount plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase and will be payable in cash, in accordance with the procedures set forth in the Indenture and such other Indebtedness. To the extent that any Excess Proceeds remain after consummation of an Asset Sale Offer, the Authority may use such Excess Proceeds for any purpose not otherwise prohibited by the Indenture. If the aggregate principal amount of notes and such other Indebtedness tendered into such Asset Sale Offer surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the notes and such other Indebtedness (to the extent that such other Indebtedness permits such selection) to be purchased on a pro rata basis. Upon completion of such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

Covenants

   Set forth below are several of the covenants that are contained in the Indenture.

  Restricted Payments

   The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

      (1) make any payment on or with respect to any of the Authority's or any of its Restricted Subsidiaries' Equity Interests;

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      (2) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interest in the Authority held by the Tribe or any Affiliate of the Tribe;

      (3) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Subordinated Indebtedness, except a payment of interest or principal at Stated Maturity thereof;

      (4) make any payment or distribution to the Tribe (or any other agency, instrumentality or political subunit thereof) or make any general distribution to the members of the Tribe (other than Government Service Payments); or

      (5) make any Restricted Investment;

      (all such payments and other actions set forth in clauses (1) through (5) above are collectively referred to as "Restricted Payments") unless, at the time of and after giving effect to such Restricted Payment:

          (A) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

          (B) the Authority would, at the time of such Restricted Payment and after giving pro forma effect thereto as if such Restricted Payment had been made at the beginning of the applicable four-quarter period, have been permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described below under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock;" and

          (C) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Authority and its Restricted Subsidiaries after March 3, 1999 (excluding Restricted Payments permitted by clauses (2), (3), (4) and (5) of the next succeeding paragraph), is less than the sum, without duplication, of (i) 50% of the Consolidated Net Income of the Authority for the period (taken as one accounting period) from the beginning of the first fiscal quarter commencing after March 3, 1999 to the end of the Authority's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, if such Consolidated Net Income for such period is a deficit, less 100% of such deficit), plus (ii) 100% of the aggregate net cash proceeds or fair market value (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee) of assets or property (other than cash) received by the Authority after March 3, 1999 from capital contributions from the Tribe that bear no mandatory obligation to repay the Tribe, plus (iii) to the extent that any Restricted Investment that was made after March 3, 1999 is sold, liquidated or otherwise disposed of for cash or an amount equal to the fair market value thereof (as determined in good faith by the Management Board and evidenced by a resolution set forth in an Officers' Certificate delivered to the Trustee), the lesser of (a) the cash return of capital or fair market value amount, as the case may be, with respect to such Restricted Investment (less the cost of disposition, if any) and (b) the initial amount of such Restricted Investment, plus (iv) to the extent that any Unrestricted Subsidiary is redesignated as Restricted Subsidiary after March 3, 1999, the lesser of
       (x) the fair market value of the Authority's Investment in such Subsidiary as of the date of such redesignation or (y) such fair market value as of the date on which such Subsidiary was originally designated as an Unrestricted Subsidiary.

   So long as no Default has occurred and is continuing or would be caused thereby, the preceding provisions will not prohibit:

      (1) the defeasance, redemption, repurchase or other acquisition of Subordinated Indebtedness with the net cash proceeds from an incurrence of Permitted Refinancing Indebtedness;

      (2) the payment of any dividend by a Restricted Subsidiary of the Authority to the holders of its common Equity Interests on a pro rata basis;

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      (3) the repurchase, redemption or other acquisition or retirement for value of any Equity Interests of any Restricted Subsidiary of the Authority held by any member of the Authority's (or any of its Restricted Subsidiaries') management pursuant to any management equity subscription agreement or stock option agreement in effect as of the date of the Indenture; provided that (a) the aggregate price paid for all such repurchased, redeemed, acquired or retired Equity Interests shall not exceed $1.0 million in any 12-month period and (b) the aggregate amount of all such repurchased, redeemed, acquired or retired Equity Interests shall not in the aggregate exceed $3.0 million;

      (4) the redemption or purchase of Subordinated Indebtedness of the Authority in the event that the holder of such Subordinated Indebtedness has failed to qualify or be found suitable or otherwise be eligible by any Gaming Regulatory Authority to remain a holder of such Subordinated Indebtedness;

      (5) the redemption, defeasance, repurchase or other acquisition or retirement of Subordinated Indebtedness with the net cash proceeds from a substantially concurrent capital contribution from the Tribe (provided that such capital contribution is not counted for purposes of clause (C)(ii) above); and

      (6) any other Restricted Payments in an amount not to exceed $50.0 million at any one time outstanding.

   The Authority may designate any Restricted Subsidiary to be an Unrestricted Subsidiary if such designation would not cause a Default; provided that in no event shall (i) any entity (including any Subsidiary of the Authority or the Authority or any operating division thereof) engaged in a Principal Business be transferred to or held by an Unrestricted Subsidiary or (ii) any Key Project Assets or Gaming Licenses be transferred to an Unrestricted Subsidiary. In the event of such designation, all outstanding Investments owned by the Authority and its Restricted Subsidiaries in the Subsidiary so designated will be deemed to be an Investment made as of the time of such designation and will reduce the amount available for Restricted Payments under the first paragraph of this Restricted Payments covenant unless the Investment constitutes a Permitted Investment. All such outstanding Investments will be deemed to constitute Restricted Payments in an amount equal to the fair market value of such Investments at the time of such designation. Such designation will only be permitted if such Restricted Payment would be permitted at such time and if such Restricted Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. The Authority may redesignate an Unrestricted Subsidiary to be a Restricted Subsidiary if such redesignation would not otherwise cause a Default.

   The amount of all Restricted Payments (other than cash) shall be the fair market value on the date of the Restricted Payment of the asset(s) or securities proposed to be transferred or issued by the Authority or such Restricted Subsidiary, as the case may be, pursuant to the Restricted Payment. The fair market value of any assets or securities that are required to be valued by this covenant shall be determined by the Management Board whose resolution with respect thereto shall be delivered to the Trustee. Not later than the date of making any Restricted Payment, the Authority shall deliver to the Trustee an Officers' Certificate stating that such Restricted Payment is permitted and setting forth the basis upon which the calculations required by this Restricted Payments covenant were computed.

  Ranking of Payments Under the Relinquishment Agreement

   The Authority will not designate the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) as Designated Senior Indebtedness and the Authority will not amend Section 6.2 of the Relinquishment Agreement in a manner adverse to the holders of the notes.

  Incurrence of Indebtedness and Issuance of Preferred Stock

   The Authority will not, and will not permit any of its Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "incur") any Indebtedness (including Acquired Indebtedness) and the Authority will not issue

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any Disqualified Stock and will not permit any of its Subsidiaries to issue any shares of preferred stock; provided, however, that the Authority may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock and the Authority's Subsidiaries may incur Indebtedness or issue preferred stock if the Fixed Charge Coverage Ratio for the Authority's most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred would have been at least 2.0 to 1.0, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred at the beginning of such four-quarter period. Notwithstanding the foregoing, the Authority will not issue any Disqualified Stock or any type of Capital Stock that would violate IGRA.

   So long as no Default or Event of Default shall have occurred and be continuing, or would be caused thereby, the first paragraph of this covenant will not prohibit the incurrence of any of the following items of Indebtedness:

      (1) the incurrence by the Authority or its Restricted Subsidiaries of Indebtedness and letters of credit pursuant to Credit Facilities; provided that the aggregate principal amount of all such Indebtedness and letters of credit outstanding under all Credit Facilities, after giving effect to such incurrence (with letters of credit being deemed to have a principal amount equal to the maximum potential liability of the Authority thereunder), does not exceed $500.0 million less the aggregate amount of all Net Proceeds of Asset Sales applied by the Authority or any of its Restricted Subsidiaries since March 3, 1999 to repay Indebtedness under Credit Facilities pursuant to the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

      (2) the incurrence by the Authority and its Restricted Subsidiaries of the Existing Indebtedness;

      (3) the incurrence by the Authority of Indebtedness represented by the notes in an aggregate principal amount of $250.0 million;

      (4) the incurrence by the Authority or any of its Restricted Subsidiaries of Indebtedness represented by Capital Lease Obligations, mortgage financings or purchase money obligations, in each case incurred for the purpose of financing all or any part of the purchase price of furniture, fixtures, equipment or similar assets used or useful in the business of the Authority or such Restricted Subsidiary not to exceed 100% of the lesser of cost and fair market value of the assets financed and, in an aggregate principal amount under this clause not to exceed $50.0 million at any time outstanding;

      (5) the incurrence by the Authority or any of its Restricted Subsidiaries of Permitted Refinancing Indebtedness in exchange for, or the net proceeds of which are used to refund, refinance, renew, extend, defease or replace Indebtedness that was permitted by the Indenture to be incurred under the first paragraph of this covenant or clause (1), (2), (3) or (4) of this paragraph;

      (6) the incurrence by the Authority or any of its Restricted Subsidiaries of Hedging and Swap Obligations that are incurred with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding;

      (7) the guarantee by the Authority or any of its Restricted Subsidiaries of any Indebtedness of the Authority or any of its Restricted Subsidiaries that was permitted to be incurred by another provision of this covenant;

      (8) the incurrence by a Wholly Owned Restricted Subsidiary of Indebtedness owed to another Wholly Owned Restricted Subsidiary or to the Authority; provided that if at any time any such Wholly Owned Restricted Subsidiary ceases to be a Wholly Owned Restricted Subsidiary, any such Indebtedness shall be deemed to be an incurrence of Indebtedness for the purposes of this covenant;

      (9) the incurrence by the Authority or any of its Restricted Subsidiaries of additional Indebtedness in an aggregate principal amount (or accreted value, as applicable) at any time outstanding, including all

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   Permitted Refinancing Indebtedness incurred to refund, refinance or replace any Indebtedness incurred pursuant to this clause (9), not to exceed $25.0 million; or

      (10) the incurrence by the Authority's Unrestricted Subsidiaries of Non-Recourse Debt, provided, however, that if any such Indebtedness ceases to be Non-Recourse Debt of an Unrestricted Subsidiary, such event shall be deemed to constitute an incurrence of Indebtedness by a Restricted Subsidiary of the Authority that was not permitted by this clause (10).

   For purposes of determining compliance with this "Incurrence of Indebtedness and Issuance of Preferred Stock" covenant, in the event that an item of proposed Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (10) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Authority shall, in its sole discretion, classify such item of Indebtedness on the date of its incurrence in any manner that complies with this covenant.

  Limitation on Issuances and Sales of Equity Interests in Wholly Owned Restricted Subsidiaries

   The Authority:

      (1) will not, and will not permit any Wholly Owned Restricted Subsidiary of the Authority to, transfer, convey, sell, lease or otherwise dispose of any Equity Interests in any Wholly Owned Restricted Subsidiary of the Authority to any Person (other than the Authority or another Wholly Owned Restricted Subsidiary of the Authority), unless

          (a) such transfer, conveyance, sale, lease or other disposition is of all the Equity Interests in such Wholly Owned Restricted Subsidiary and

          (b) the cash Net Proceeds from such transfer, conveyance, sale, lease or other disposition are applied in accordance with the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales," and

      (2) will not permit any Wholly Owned Restricted Subsidiary of the Authority to issue any of its Equity Interests (other than, if necessary, shares of its Capital Stock constituting directors' qualifying shares) to any Person other than to the Authority or a Wholly Owned Restricted Subsidiary of the Authority.

  Liens

   The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or otherwise cause or suffer to exist or become effective any Lien of any kind (other than Permitted Liens) upon any of its property or assets, or any proceeds therefrom, which secures either:

      (a) Subordinated Indebtedness, unless the notes are secured by a Lien on such property, assets or proceeds, which Lien is senior in priority to the Liens securing such Subordinated Indebtedness or

      (b) pari passu Indebtedness, unless the notes are equally and ratably secured with the Liens securing such pari passu Indebtedness.

  Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

   Except as set forth in the next paragraph, the Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

      (1) pay dividends or make any other distributions on its Capital Stock to the Authority or any of the Authority's Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any indebtedness owed to the Authority or any of the Authority's Restricted Subsidiaries;

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      (2) make loans or advances to the Authority or any of the Authority's
   Restricted Subsidiaries; or

      (3) transfer any of its properties or assets to the Authority or any of the Authority's Restricted Subsidiaries.

   The restrictions in the preceding paragraph will not apply to encumbrances or restrictions existing under or by reason of:

      (1) Existing Indebtedness as in effect on the date of the Indenture and any amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings thereof, provided that such amendments, modifications, restatements, renewals, extensions, increases, supplements, refundings, replacements or refinancings are no more restrictive, taken as a whole, with respect to such dividend and other payment restrictions than those contained in such Existing Indebtedness, as in effect on the date of the Indenture;

      (2) the Indenture and the notes;

      (3) the Credit Facilities;

      (4) applicable law;

      (5) any instrument governing Indebtedness or Capital Stock of a Person acquired by the Authority or any of its Restricted Subsidiaries as in effect at the time of such acquisition (except to the extent such Indebtedness was incurred in connection with or in contemplation of such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, provided that, in the case of Indebtedness, such Indebtedness was permitted by the terms of the Indenture to be incurred;

      (6) customary non-assignment provisions in leases or other contracts entered into in the ordinary course of business and consistent with past practices;

      (7) purchase money obligations (including, without limitation, Capital Lease Obligations) for property acquired in the ordinary course of business that impose restrictions on the property so acquired of the nature described in clause (3) of the preceding paragraph;

      (8) any agreement for the sale or other disposition of a Restricted Subsidiary that restricts distributions by such Restricted Subsidiary pending its sale or other disposition;

      (9) Permitted Refinancing Indebtedness, provided that the restrictions contained in the agreements governing such Permitted Refinancing Indebtedness are no more restrictive, taken as a whole, than those contained in the agreements governing the Indebtedness being refinanced;

      (10) Liens securing Indebtedness otherwise permitted to be incurred pursuant to the provisions of the covenant described above under the caption "--Liens" that limit the right of the Authority or any of its Restricted Subsidiaries to dispose of the assets subject to such Lien;

      (11) provisions with respect to the disposition or distribution of assets or property in joint venture agreements and other similar agreements entered into in the ordinary course of business; and

      (12) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business.

  Transactions with Affiliates

   The Authority will not, and the Authority will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan,

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advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "Affiliate Transaction"), unless:

      (1) such Affiliate Transaction is on terms that are no less favorable to the Authority or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Authority or such Restricted Subsidiary with an unrelated Person; and

      (2) the Authority delivers to the Trustee:

          (a) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $5.0 million, a resolution of the Management Board set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with this covenant and that such Affiliate Transaction has been approved by a majority of the disinterested members of the Management Board; and

          (b) with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, an opinion as to the fairness to the Authority or such Restricted Subsidiary of such Affiliate Transaction from a financial point of view issued by an accounting, appraisal or investment banking firm of national standing.

   The following items shall not be deemed to be Affiliate Transactions and, therefore, will not be subject to the provisions of the preceding paragraph:

      (1) any employment agreement or arrangement entered into by the Authority or any of its Restricted Subsidiaries in the ordinary course of business and consistent with the past practice of the Authority or such Restricted Subsidiary;

      (2) transactions between or among the Authority and/or its Restricted Subsidiaries;

      (3) payment of reasonable Management Board fees to members of the Management Board;

      (4) transactions with Persons in whom the Authority owns any Equity Interests, so long as the remaining equity holders of such Person are not Affiliates of the Authority or any of its Subsidiaries;

      (5) Government Service Payments;

      (6) transactions pursuant to the Development Services Agreement and the Relinquishment Agreement;

      (7) Restricted Payments or Permitted Investments that are made in compliance with the covenant described above under the caption "--Restricted Payments;" and

      (8) contractual arrangements existing on the date of the Indenture and any renewals, extensions and modifications thereof that are not materially adverse to holders.

  Subsidiary Guarantees

   If the Authority acquires or creates any Restricted Subsidiary after the date of the Indenture, then that newly acquired or created Restricted Subsidiary must become a Subsidiary Guarantor and execute a supplemental indenture satisfactory to the Trustee and deliver an Opinion of Counsel to the Trustee within 20 business days of the date on which it is acquired or created.

   The obligations of each Subsidiary Guarantor under its Subsidiary Guarantee will be limited so as not to constitute a fraudulent conveyance under applicable law. Any Subsidiary Guarantees will be subordinated to Senior Indebtedness in the same manner and to the same extent as the notes.

   No Subsidiary Guarantor may consolidate with or merge with or into (whether or not such Subsidiary Guarantor is the surviving Person), another corporation, Person or entity whether or not affiliated with such Subsidiary Guarantor unless: (i) subject to the provisions of the following paragraph, the Person formed by or

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surviving any such consolidation or merger (if other than such Subsidiary
Guarantor) assumes all the obligations of such Subsidiary Guarantor pursuant to a supplemental indenture in form and substance reasonably satisfactory to the Trustee; and (ii) immediately after giving effect to such transaction, no Default or Event of Default exists.

   The Indenture will permit the merger of one or more Subsidiary Guarantors with or into another Subsidiary Guarantor or with or into the Authority; provided that in the case of a merger with or into the Authority, the Authority is the surviving entity.

   In the event of a sale or other disposition of all of the assets of any Subsidiary Guarantor, by way of merger, consolidation or otherwise, or a sale or other disposition of all of the capital stock of any Subsidiary Guarantor or if a Subsidiary Guarantor is designated as an Unrestricted Subsidiary, then such Subsidiary Guarantor (in the event of a sale or other disposition, by way of such a merger, consolidation or otherwise, of all of the capital stock or a redesignation of such Subsidiary Guarantor) or the entity acquiring the property (in the event of a sale or other disposition of all of the assets of such Subsidiary Guarantor) will be released and relieved of any obligations under its Subsidiary Guarantee; provided that the Net Proceeds of such sale or other disposition are applied in accordance with or the redesignation is accomplished in accordance with the applicable provisions of the Indenture. See "--Repurchase at the Option of Holders--Asset Sales."

   The Authority currently has no Subsidiaries.

  Sale and Leaseback Transactions

   The Authority will not, and will not permit any of its Restricted Subsidiaries to, enter into any sale and leaseback transaction involving the Resort; provided that the Authority or any of its Restricted Subsidiaries may enter into a sale and leaseback transaction if:

      (1) the Authority or such Restricted Subsidiary, as applicable, could have (a) incurred Indebtedness in an amount equal to the Attributable Debt relating to such sale and leaseback transaction pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock" and (b) incurred a Lien to secure such Indebtedness pursuant to the covenant described above under the caption "--Liens;"

      (2) the gross cash proceeds of such sale and leaseback transaction are at least equal to the fair market value, as determined in good faith by the Management Board and set forth in an Officers' Certificate delivered to the Trustee, of the property that is subject of such sale and leaseback transaction; and

      (3) the transfer of assets in such sale and leaseback transaction is permitted by, and the Authority applies the proceeds of such transaction in compliance with, the covenant described above under the caption "--Repurchase at the Option of Holders--Asset Sales."

  Construction

   The Authority will use its commercially reasonable best efforts to cause construction of the Project Sunburst to be prosecuted with diligence and continuity in good and workmanlike manner materially in accordance with the Authority's plans relating to Project Sunburst as more fully described in this prospectus.

  Restrictions on Leasing and Dedication of Property

   Except as provided in the next paragraph, the Authority will not lease, sublease, or grant a license, concession or other agreement to occupy, manage or use any material portion of the Authority's property and assets owned or leased by the Authority (each, a "Lease Transaction").

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   The first paragraph of this covenant will not prohibit any of the following
Lease Transactions:

      (1) the Authority may enter into a Lease Transaction with respect to any space with any Person (including, without limitation, a lease in connection with the Project Sunburst for the purpose of developing, constructing, operating and managing retail establishments within the Resort), provided that:

          (a) such Lease Transaction will not materially interfere with, impair or detract from the operations of the Resort;

          (b) such Lease Transaction contains rent and such other terms such that the Lease Transaction, taken as a whole is commercially reasonable in light of prevailing or comparable transactions in other casinos, hotels, attractions or shopping venues; and

          (c) such Lease Transaction complies with all applicable law, including obtaining any consent of the BIA, if required;

      (2) the Lease and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders;

      (3) the Authority may enter into a management or operating agreement with respect to any of the Authority's property and assets with any Person; provided that:

          (a) the manager or operator has experience in managing or operating similar operations; and

          (b) such management or operating agreement is on commercially reasonable and fair terms to the Authority; and

      (4) the Relinquishment Agreement and the Development Services Agreement and any amendments, extensions, modifications or renewals thereof which are not materially adverse to the holders. No Lease Transaction may provide that the Authority may subordinate its leasehold or fee interest to any lessee or any financing party of any lessee, and no person other than the Authority may conduct gaming or casino operations on any property that is the subject of a Lease Transaction.

  No Senior Subordinated Indebtedness

   Notwithstanding the covenant described above under the caption "--Incurrence of Indebtedness and Issuance of Preferred Stock," (1) the Authority will not incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of the Authority and senior in any respect in right of payment to the exchange notes and (2) no Subsidiary Guarantor will incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Indebtedness of such Subsidiary Guarantor and senior in any respect in right of payment to such Subsidiary Guarantor's Subsidiary Guarantee.

  Covenants of the Tribe

   Set forth below are several of the covenants of the Tribe contained in the Indenture.

   The Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies or instrumentalities, directly or indirectly, except as required by federal or state law, to do any of the following:

      (1) increase or impose any tax or other payment obligation on the Authority or on any patrons of, or any activity at, the Resort other than:

          (a) payments that are due under any agreement in effect on the Closing Date or payments which are not materially adverse to the economic interests of holders of the notes;

          (b) payments that the Authority has agreed to reimburse each holder for the economic effect thereof, if any;

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          (c) payments that correspondingly reduce the Restricted Payments otherwise payable to the Tribe;

          (d) pursuant to the Tribal Tax Code; or

          (e) Government Service Payments;

      (2) amend the terms of the Lease in any material manner that would be materially adverse to the economic interests of holders of the notes;

      (3) amend the Tribal Gaming Ordinance in effect on the Closing Date (unless any such amendment is a legitimate effort to ensure that the Authority and the Resort conduct gaming operations in a manner that is consistent with applicable laws, rules and regulations or that protects the environment, the public health and safety, or the integrity of the Authority or the Resort) to restrict or eliminate the exclusive right of the Authority to conduct gaming operations on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut in a manner that would be materially adverse to the economic interests of holders; or

      (4) take any other action, enter into any agreement, amend its constitution or enact any ordinance, law, rule or regulation that would have a material adverse effect on the economic interests of holders; provided that, except as set forth in the previous clause (3), nothing herein shall restrict the ability of the Tribe, directly or indirectly, to engage in any business, including a Gaming enterprise, outside of the Authority.

   Moreover, except with the consent of a majority in interest of holders or as required by federal or state law, the Tribe shall not, and shall not permit any of its representatives, political subunits or councils, agencies, instrumentalities, to, directly or indirectly impose, tax or otherwise make a charge on the notes, the Indenture or any payments or deposits to be made thereunder.

   Additional covenants of the Tribe contained in the Indenture include the following:

      (1) Upon any payment or distribution of assets upon any liquidation, dissolution, winding up, reorganization, assignment for the benefit of creditors, marshalling of assets or any bankruptcy, insolvency or similar proceedings of the Authority or the Resort, the holders of the exchange notes shall be entitled to receive payment in full in respect of all principal, premium, interest and other amounts owing in respect of the exchange notes before any payment or any distribution to the Tribe.

      (2) The Tribe agrees that the Authority shall have sole and exclusive jurisdiction to operate the Resort.

      (3) The Tribe shall comply with all material terms of the Construction Reserve Disbursement Agreement and shall not amend and shall not permit any of its representatives, political subunits or councils, agencies or instrumentalities, directly or indirectly, to amend, except as required by federal or state law, such Construction Reserve Disbursement Agreement in a manner that would have a material adverse effect on the economic interests of holders.

  Gaming Licenses

   The Authority will use its commercially reasonable best efforts to obtain and retain in full force and effect at all times all Gaming Licenses necessary for the operation of the Resort, provided, that, if in the course of the exercise of its governmental or regulatory functions the Authority is required to suspend or revoke any consent, permit or license or close or suspend any operation or any part of the Resort as a result of any noncompliance with the law, the Authority will use its commercially reasonable best efforts to promptly and diligently correct such noncompliance or replace any personnel causing such noncompliance so that the Resort will be open and fully operating.

   The Authority shall file with the Trustee and provide holders of notes any notice of Violation, Order of Temporary Closure, or Assessment of Civil Fines, from the NIGC pursuant to 25 C.F.R. Part 573 or 575 or any successor provision, and any Notice of Non-Compliance issued by, or cause of action commenced by, the State of Connecticut under Section 13 of the Compact, or any successor provision.

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  Ownership Interests in the Authority

   Neither the Tribe nor the Authority shall permit any Person other than the Tribe to acquire any Ownership Interest whatsoever in the Authority.

  Existence of the Authority and Maintenance of the Lease

   The Authority shall, and shall cause each of its Restricted Subsidiaries to, do or cause to be done all things necessary to preserve and keep in full force and effect their respective existence, in accordance with their respective organizational documents and their respective rights (contractual, charter and statutory), licenses and franchises; provided, however, that neither the Authority nor any Restricted Subsidiary shall be required to preserve, with respect to itself, any license, right or franchise and, with respect to its Restricted Subsidiaries, any such existence, license, right or franchise, if its Management Board or Board of Directors, or other governing body or officers authorized to make such determination, as the case may be, shall determine that the preservation thereof is no longer desirable in the conduct of the business of the Authority or any Restricted Subsidiary, and that the loss thereof is not adverse in any material respect to the holders. In addition, the Authority shall do, or cause to be done, all things necessary to perform any material covenants set forth in the Lease in order to keep the Lease in full force and effect.

  Liquidation or Dissolution

   The Authority shall not sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more transactions. The Authority shall not consolidate or merge with or into any other Person.

  Limitations on Lines of Business

   The Authority shall not, and shall not permit any of its Restricted Subsidiaries to, engage in any business other than the Principal Business or a Related Business.

  Maintenance of Insurance

   Until the notes have been paid in full, the Authority shall maintain insurance with responsible carriers against such risks and in such amounts as is customarily carried by similar businesses with such deductibles, retentions, set insured amounts and coinsurance provisions as are customarily carried by similar businesses of similar size, including, without limitation, property and casualty.

   Customary insurance coverage shall be deemed to include the following:

      (1) workers' compensation insurance to the extent required to comply with all applicable state, territorial, or United States laws and regulations, or the laws and regulations of any other applicable jurisdiction;

      (2) comprehensive general liability insurance with minimum limits of $2.0 million;

      (3) umbrella or bumbershoot liability insurance providing excess liability coverages over and above the foregoing underlying insurance policies up to a minimum limit of $100.0 million; and

      (4) property insurance protecting the property against loss or damage by fire, lightning, wind-storm, tornado, water damage, vandalism, riot, earthquake, civil commotion, malicious mischief, hurricane, and such other risks and hazards as are from time to time covered by an "all-risk" policy or a property policy covering "special" causes of loss (such insurance shall provide coverage of not less than 100% of actual replacement value (as determined at each policy renewal based on the F.W. Dodge Building Index or some other recognized means) of any improvements and with a deductible no greater than $500,000 (other than earthquake insurance, for which the deductible may be up to 10% of such replacement value) ).

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  Payments for Consent

   The Authority will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration, to or for the benefit of any holder of any notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the notes, as the case may be, unless such consideration is offered to be paid or is paid to all holders of the notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

  Designation of Designated Senior Indebtedness Under the Relinquished Agreement

   The Authority will not designate any indebtedness as "Designated Senior Indebtedness" under the Relinquishment Agreement that is not also designated as Designated Senior Indebtedness under the Indenture.

Methods of Receiving Payments on the Notes

   If a holder that holds at least $1.0 million in principal amount of notes has given wire transfer instructions to the Authority, the Authority will make all principal, premium and interest payments, including Additional Interest payments, if any, on those notes in accordance with those instructions. All other payments on these notes will be made at the office or agency of the Paying Agent and Registrar within the City and State of New York unless the Authority elects to make interest payments by check mailed to the holders at their address set forth in the register of holders.

Paying Agent and Registrar for the Notes

   The Trustee initially will act as Paying Agent and Registrar. The Authority may change the Paying Agent or Registrar without prior notice to the holders of the notes, and the Authority may act as Paying Agent or Registrar.

Transfer and Exchange

   A holder may transfer or exchange the notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Authority may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Authority is not required to transfer or exchange any note selected for redemption. Also, the Authority is not required to transfer or exchange any note for a period of 15 days before a selection of notes to be redeemed or during the period between a record date and the corresponding Interest Payment Date.

   The registered holder of a note will be treated as the owner of it for all purposes.

Reports

   Whether or not required by the SEC, so long as any notes are outstanding, the Authority will furnish to the holders of notes and the Trustee within 15 days after the end of the time periods specified in the SEC's rules and regulations for filings of current, quarterly and annual reports:

      (1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Authority were required to file such Forms, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" that describes the financial condition and results of operations of the Authority and its consolidated Subsidiaries (shown in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management's Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Authority and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Authority, to the extent that would be required by the rules, regulations or interpretive positions of the SEC) and, with respect to the annual information only, a report thereon by the Authority's independent public accountants; and

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      (2) all current reports that would be required to be filed with the SEC on Form 8-K if the Authority were required to file such reports.

   In addition, in the event that the Authority consummates this exchange offer, whether or not required by the rules and regulations of the SEC, the Authority will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC's rules and regulations (unless the SEC will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

   In addition, the Authority has agreed that, for so long as any notes remain outstanding, it will furnish to the holders and to securities analysts and prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

   The Authority shall file with the Trustee and provide to holders of notes, within 15 days after it files them with the NIGC, copies of all reports which the Authority is required to file with the NIGC pursuant to 25 C.F.R. Part 514.

Events of Default and Remedies

   Each of the following is an Event of Default:

      (1) default by the Authority for 30 days in the payment when due of interest on, or Additional Interest with respect to, the notes;

      (2) default by the Authority in payment when due of the principal of or premium, if any, on the notes;

      (3) failure by the Authority or any of its Restricted Subsidiaries to comply with the provisions described under the captions "--Repurchase at the Option of Holders--Asset Sales" or "--Covenants --Liquidation or Dissolution;"

      (4) failure by the Authority or any of its Restricted Subsidiaries for
   (i) 30 days after notice to the Authority by the Trustee or the holders of at least 25% in principal amount of the then outstanding notes to comply with the provisions described under "--Covenants--Restricted Payments" or "--Covenants --Incurrence of Indebtedness and Issuance of Preferred Stock" or (ii) 60 days after notice to the Authority by the Trustee or the holders of at least 25% in principal amount of the then outstanding notes to comply with any covenant, representation, warranty or other agreements in the Indenture or the notes;

      (5) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Authority or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Authority or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Indenture, if that default:

          (a) is caused by a failure to pay principal of or premium, if any, or interest on such Indebtedness prior to the expiration of the grace period provided in such Indebtedness on the date of such default (a "Payment Default"); or

          (b) results in the acceleration of such Indebtedness prior to its express maturity; and,

in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10.0 million or more;

      (6) failure by the Authority or any of its Restricted Subsidiaries to pay final judgments in amounts not covered by insurance or not adequately reserved for in accordance with GAAP aggregating in excess of $10.0 million, which judgments are not paid, discharged or stayed (by reason of pending appeal or otherwise) for a period of 60 days;

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      (7) certain events of bankruptcy or insolvency with respect to the
   Authority or any of its Restricted Subsidiaries;

      (8) revocation, termination, suspension or other cessation of effectiveness of any Gaming License which results in the cessation or suspension of gaming operations for a period of more than 90 consecutive days at the Resort;

      (9) cessation of gaming operations for a period of more than 90 consecutive days at the Resort (other than as a result of a casualty loss);

      (10) the Lease ceases to be in full force and effect; and

      (11) failure by the Tribe to comply with the provisions described under "--Covenants--Covenants of the Tribe" for 30 days after notice to the Authority and the Tribe by the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes to comply.

   In the case of an Event of Default arising from certain events of bankruptcy or insolvency with respect to the Authority, any Restricted Subsidiary that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together, would constitute a Significant Subsidiary, all outstanding notes will become due and payable immediately without further action or notice. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding notes may declare all the notes to be due and payable immediately. The holders of a majority in aggregate principal amount of the then outstanding notes by written notice to the Trustee may on behalf of all of the holders rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal, interest or premium that has become due solely because of the acceleration) have been cured or waived.

   Holders of the notes may not enforce the Indenture or the notes except as provided in the Indenture. Subject to specific limitations, holders of a majority in principal amount of the then outstanding notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in the interests of the holders of the notes.

   The holders of not less than a majority in aggregate principal amount of the notes then outstanding by notice to the Trustee may on behalf of the holders of all of the notes waive any existing Default or Event of Default and its consequences under the Indenture, except a continuing Default or Event of Default in the payment of interest on, or the principal of, the notes (including in connection with an offer to purchase) (provided, however, that the holders of a majority in aggregate principal amount of the then outstanding notes may rescind an acceleration and its consequences, including any related payment default that resulted from such acceleration). Upon any such waiver, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

   In the case of any Event of Default which occurs on or after April 1, 2007 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Authority with the intention of avoiding payment of the premium that the Authority would have had to pay if the Authority then had elected to redeem the notes pursuant to the optional redemption provisions of the Indenture, an equivalent premium shall also become and be immediately due and payable to the extent permitted by law upon the acceleration of the notes. If an Event of Default occurs prior to April 1, 2007 by reason of any willful action (or inaction) taken (or not taken) by or on behalf of the Authority with the intention of avoiding the prohibition on redemption of the notes prior to April 1, 2007, then the premium specified in the Indenture shall also become immediately due and payable to the extent permitted by law upon the acceleration of the notes.

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   The Authority will be required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Authority will be required upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

No Personal Liability of Directors, Officers, Employees, Stockholders and
Members

   Neither the Tribe nor any director, officer, office holder, employee, agent, representative or member of the Authority or the Tribe or holder of an Ownership Interest of the Authority, any Subsidiary Guarantor or the Tribe, as such, shall have any liability for any obligations of the Authority under the notes or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of notes by accepting a note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

   Upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding notes ("Legal Defeasance"), except for:

      (1) the rights of holders of outstanding notes to receive payments in respect of the principal of, premium, if any, and interest and Additional Interest, if any, on such notes when such payments are due from the trust referred to below;

      (2) the Authority's obligations with respect to the notes concerning issuing temporary notes, registration of notes, mutilated, destroyed, lost or stolen notes and the maintenance of an office or agency for payment and money for security payments held in trust;

      (3) the rights, powers, trusts, duties and immunities of the Trustee, and the Authority's obligations in connection therewith; and

      (4) the Legal Defeasance provisions of the Indenture.

   In addition, upon compliance with the conditions set forth below, the Authority may, at its option and at any time, elect to have the obligations of the Authority released with respect to particular covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, rehabilitation and insolvency events) described under "--Events of Default and Remedies" will no longer constitute an Event of Default with respect to the notes

   The following are the conditions to the exercise of either Legal Defeasance or Covenant Defeasance:

      (1) the Authority shall have irrevocably deposited with the Trustee, in trust, for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest and Additional Interest on the outstanding notes on the stated maturity or on the applicable redemption date, as the case may be, and the Authority must specify whether the notes are being defeased to maturity or to a particular redemption date;

      (2) in the case of Legal Defeasance, the Authority shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

          (a) the Authority has received from, or there has been published by, the Internal Revenue Service a ruling; or

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          (b) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

      (3) in the case of Covenant Defeasance, the Authority shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the holders of the outstanding notes will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

      (4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit) or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

      (5) such Legal Defeasance or Covenant Defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Authority or any of the Authority's Restricted Subsidiaries is a party or by which the Authority or any of the Authority's Restricted Subsidiaries is bound;

      (6) the Authority must have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally;

      (7) the Authority shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Authority with the intent of preferring the holders of notes over any other creditors of the Authority or with the intent of defeating, hindering, delaying or defrauding creditors of the Authority or others; and

      (8) the Authority shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with.

Amendment, Supplement and Waiver

   Except as provided in this section, the Authority, the Tribe and the Trustee may amend or supplement the Indenture and the notes with the consent of the holders of at least a majority of the aggregate principal amount of the notes then outstanding, provided that without the consent of each holder affected, an amendment or waiver (with respect to any notes held by a non-consenting holder) may not:

      (1) reduce the principal amount of notes whose holders must consent to an amendment, supplement or waiver;

      (2) reduce the principal of or change the fixed maturity of any note or alter the provisions with respect to the redemption of the notes (other than provisions relating to the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders");

      (3) reduce the rate of or change the time for payment of interest on any note;

      (4) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the notes (except a rescission of acceleration of the notes by the holders of at least a majority in aggregate principal amount of the notes and a waiver of the payment default that resulted from such acceleration);

      (5) make any note payable in money other than that stated in the notes;

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      (6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of notes to receive payments of principal of or premium, if any, or interest on the notes;

      (7) waive a redemption payment with respect to any note (other than a payment required by the provisions in the Indenture described above under the caption "--Repurchase at the Option of Holders"); or

      (8) make any change in the preceding amendment and waiver provisions.

   Without the consent of holders of at least 66 2/3% of the aggregate principal amount of the notes then outstanding, the Authority may not amend, alter or waive the provisions set forth in the section entitled "--Repurchase at the Option of Holders--Change of Control." In addition, any waiver or amendment to the provisions of Article 10 of the Indenture (which relates to subordination) will require the consent of holders of at least 75% in aggregate principal amount of notes then outstanding.

   Notwithstanding the foregoing, without the consent of any holder of notes, the Authority, the Tribe and the Trustee may amend or supplement the Indenture or the notes to:

      (1) cure any ambiguity, defect or inconsistency;

      (2) provide for uncertificated notes in addition to or in place of certificated notes;

      (3) provide for the assumption of the Authority's obligations to the holders of the notes in the case of a merger or consolidation or sale of all or substantially all of the Authority's assets;

      (4) make any change that would provide any additional rights or benefits to the holders of the notes or that does not adversely affect the legal rights under the Indenture of such holder;

      (5) comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; or

      (6) allow any Subsidiary to execute a supplemental indenture relating to a Subsidiary Guarantee and a Subsidiary Guarantee.

Concerning the Trustee

   If the Trustee becomes a creditor of the Authority or any Guarantor, the Indenture limits its right to obtain payment of claims, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

   The holders of a majority in principal amount of the then outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to specific exceptions. The Indenture provides that in case an Event of Default shall occur and be continuing, the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of the notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

Governing Law

   The Indenture and the notes will be, subject to specific exceptions, governed by and construed in accordance with the internal laws of the State of New York, without giving effect to the conflicts of law principles thereof (other than Section 5-1401 of the New York General Obligations Law).

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Book-Entry, Delivery and Form

   The exchange notes will initially be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof, held in book-entry form ("global notes"). The exchange notes will be deposited with the Trustee as custodian for The Depository Trust Company ("DTC"), and DTC or its nominee will initially be the sole registered holder of the exchange notes for all purposes under the Indenture. Except as shown below, the global notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee.

   The global notes will be deposited upon issuance with the Trustee as custodian for the DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

   Initially, the Trustee will act as Paying Agent and Registrar. The exchange notes may be presented for registration of transfer and exchange at the offices of the Registrar.

  Depository Procedures

   The following description of the operations and procedures of DTC are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Authority takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

   DTC has advised the Authority that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively, the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants through electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in, each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

   DTC has also advised the Authority that, pursuant to procedures established by it, (1) upon deposit of the global notes, DTC will credit the accounts of Participants with individual beneficial interests in such global notes representing the respective portions of the principal amount of exchange notes held by such Participant and (2) ownership of such interests in the global notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the global notes).

   All interests in a global note may be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interests in a global note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants and certain banks, the ability of a person having beneficial interests in a global note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests.

   Except as described below, owners of beneficial interest in the global notes will not have exchange notes registered in their names, will not receive physical delivery of exchange notes in certificated form

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and will not be considered the registered owners or "holders" thereof under the
Indenture for any purpose.

   Payments in respect of the principal of, and premium, if any, Additional Interest, if any, and interest on a global note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered holder under the Indenture. Under the terms of the Indenture, the Authority and the Trustee will treat the persons in whose names the exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Authority, the Trustee nor any agent of the Authority or the Trustee has or will have any responsibility or liability for (1) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the global notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the global notes or (2) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Authority that its current practice, upon receipt of any payment in respect of securities such as the exchange notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of exchange notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect Participants and will not be the responsibility of DTC, the Trustee or the Authority. Neither the Authority nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the exchange notes, and the Authority and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

   Interest in the global notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same Day Settlement and Payment."

   Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds.

   DTC has advised the Authority that it will take any action permitted to be taken by a holder of exchange notes only at the direction of one or more Participants to whose account DTC has credited the interests in the global notes and only in respect of such portion of the aggregate principal amount of the exchange notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the exchange notes, DTC reserves the right to exchange the global notes for legended exchange notes in certificated form, and to distribute such exchange notes to its Participants.

  Certificated Notes

   In accordance with the Indenture, definitive exchange notes in registered certificated form ("certificated notes") shall be issued in exchange for the outstanding notes in the exchange offer, if requested by a holder of such outstanding note or an owner of such beneficial interest. In addition, beneficial interests in a global note may be exchanged for certificated notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. Also, certificated notes may be issued if (1) DTC (i) notifies the Authority that it is unwilling or unable to continue as depositary for the global notes and the Authority thereupon fails to appoint a successor depositary or (ii) has ceased to be a clearing agency registered under the Exchange Act, (2) the Authority, at its option, notifies the Trustee in writing that it elects to cause the issuance of the certificated notes or (3) there shall have occurred and be continuing a Default or Event of Default with respect to the exchange notes. In all cases, certificated notes delivered in exchange for any global note or

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beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

  Same Day Settlement and Payment

   The Indenture will require that payments in respect of the exchange notes represented by the global notes (including principal, premium, if any, interest and Additional Interest, if any) be made by wire transfer of immediately available funds to the accounts specified by the global note holder. With respect to exchange notes in certificated form, the Authority will make all payments of principal, premium, if any, interest and Additional Interest, if any, by wire transfer of immediately available funds to the accounts specified by the holders thereof that holds at least $1.0 million in principal amount of exchange notes or, if no such account is specified, by mailing a check to each such holder's registered address. The notes represented by the global notes are expected to trade in DTC's Same-Day Funds Settlement System, and any permitted secondary market trading activity in such notes will, therefore, be required by DTC to be settled in immediately available funds. The Authority expects that secondary trading in any certificated notes will also be settled in immediately available funds.

Exchange Offer; Registration Rights

   The Authority and the initial purchasers entered into the Registration Rights Agreement. The following is a summary of the material provisions of the Registration Rights Agreement. Reference is made to the Registration Rights Agreement for any capitalized terms used in this section for which no definition is provided.

   Pursuant to the Registration Rights Agreement, the Authority agreed to file with the SEC the Exchange Offer Registration Statement on the appropriate form under the Securities Act with respect to the exchange notes. Upon the effectiveness of the Exchange Offer Registration Statement and pursuant to the exchange offer, the Authority will offer to the holders of Transfer Restricted Securities, who are able to make the required representations, the opportunity to exchange their Transfer Restricted Securities for exchange notes. If:

      (1) the Authority is not permitted to consummate the exchange offer because the exchange offer is not permitted by applicable law or SEC policy or

      (2) any holder of Transfer Restricted Securities notifies the Authority prior to the 20th business day following consummation of the exchange offer that:

          (a) it is prohibited by law or SEC policy from participating in the exchange offer or

          (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the Exchange Offer Registration Statement is not appropriate or available for such resales or

          (c) it is a broker-dealer and owns outstanding notes acquired directly from the Authority or an affiliate of the Authority,

then the Authority will file with the SEC a Shelf Registration Statement to cover resales of the outstanding notes or exchange notes, as the case may be, by the holders thereof who satisfy specific conditions relating to the provision of information in connection with the Shelf Registration Statement. The Authority will use its best efforts to cause the applicable registration statement to be declared effective as promptly as possible by the SEC.

   For purposes of the foregoing, "Transfer Restricted Securities" means each outstanding note or exchange notes until:

      (1) the date on which such outstanding note has been exchanged by a person other than a broker-dealer for an exchange note in the exchange offer,

      (2) following the exchange by a broker-dealer in the exchange offer of an outstanding note for an exchange note, the date on which such exchange note is sold to a purchaser who receives from such broker-

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   dealer on or prior to the date of such sale a copy of the prospectus contained in the Exchange Offer Registration Statement,

      (3) the date on which such outstanding note or exchange notes, as the case may be, has been effectively registered under the Securities Act and disposed of in accordance with the Shelf Registration Statement or

      (4) the date on which such outstanding note is distributed to the public pursuant to Rule 144 under the Securities Act.

   The Registration Rights Agreement provides that:

          (1) the Authority will file an Exchange Offer Registration Statement with the SEC on or prior to 90 days after the Closing Date,

          (2) the Authority will use its best efforts to have the Exchange Offer Registration Statement declared effective by the SEC on or prior to 150 days after the Closing Date,

          (3) unless the exchange offer would not be permitted by applicable law or SEC policy, the Authority will commence the exchange offer and use its best efforts to issue, on or prior to 30 business days after the date on which the Exchange Offer Registration Statement was declared effective by the SEC, the exchange notes in exchange for all outstanding notes tendered prior thereto in the exchange offer, and

          (4) if obligated to file the Shelf Registration Statement, the Authority will use its best efforts to file the Shelf Registration Statement with the SEC on or prior to 30 days after such filing obligation arises and to cause the Shelf Registration to be declared effective by the SEC on or prior to 90 days after such obligation arises.

   If:

      (a) the Authority fails to file the Registration Statement required by the Registration Rights Agreement on or before the date specified for such filing,

      (b) such Registration Statement is not declared effective by the SEC on or prior to the date specified for such effectiveness (the "Effectiveness Target Date"),

      (c) the Authority fails to consummate the exchange offer within 30 business days of the Effectiveness Target Date with respect to the Exchange Offer Registration Statement, or

      (d) the Shelf Registration Statement or the Exchange Offer Registration Statement is declared effective but thereafter ceases to be effective or usable in connection with resales of Transfer Restricted Securities during the periods specified in the Registration Rights Agreement without being cured within seven days (each such event referred to in clauses (a) through (d) above a "Registration Default"), then the Authority will pay Additional Interest to each holder of outstanding notes or exchange notes, as the case may be, with respect to the first 90-day period immediately following the occurrence of the first Registration Default in an amount equal to 25 basis points per 90-day period of the principal amount of outstanding notes or exchange notes held by such holder. The amount of the Additional Interest will increase by an additional 25 basis points with respect to each subsequent 90-day period until all Registration Defaults have been cured, up to a maximum amount of Additional Interest of 1% per annum of the principal amount of outstanding notes or exchange notes. All accrued Additional Interest will be paid by the Authority on each date on which the payment of Additional Interest is due (which date shall be the next Interest Payment Date as provided in the outstanding notes or exchange notes) to the global note holder by wire transfer of immediately available funds or by federal funds check and to holders of certificated securities by wire transfer to the accounts specified by them or by mailing checks to their registered addresses if no such accounts have been specified. Following the cure of all Registration Defaults, the accrual of Additional Interest will cease.

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   Holders of outstanding notes may be required to make specific representations to the Authority (as described in the Registration Rights Agreement) in order to participate in the exchange offer, and holders of either outstanding notes or exchange notes, as the case may be, will be required to deliver information to be used in connection with the Shelf Registration Statement within the time periods set forth in the Registration Rights Agreement in order to have their outstanding notes or exchange notes included in the Shelf Registration Statement and benefit from the provisions regarding Additional Interest set forth above.

Definitions

   Set forth below are some defined terms used in the Indenture. Reference is made to the Indenture for all of such terms, as well as any other capitalized terms used herein for which no definition is provided.

   "Acquired Indebtedness" means, with respect to any specified Person:

      (1) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Subsidiary of such specified Person; and

      (2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

   "Additional Interest" has the meaning set forth in the notes.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control," as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise. For purposes of this definition, the terms "controlling," "controlled by" and "under common control with" shall have correlative meanings.

   "Asset Sale" means:

      (1) the sale, lease, conveyance or other disposition of any assets or rights (including, without limitation, by way of a sale and leaseback) other than sales of inventory in the ordinary course of business consistent with past practices; provided that the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Authority and its Restricted Subsidiaries taken as a whole will be governed by the provisions of the Indenture described above under the caption "--Repurchase at the Option of Holders--Change of Control" and not by the provisions described above under "--Repurchase at the Option of Holders--Asset Sales;" and

      (2) the issuance by the Authority or any of its Restricted Subsidiaries of Equity Interests of any of the Authority's or its Restricted Subsidiaries' Restricted Subsidiaries or the sale by the Authority or any of its Subsidiaries of any Equity Interests in any of their respective Subsidiaries.

   Notwithstanding the preceding, the following items shall not be deemed to be Asset Sales:

      (1) any single transaction or series of related transactions that: (a) involves assets having a fair market value of less than $1.0 million; or (b) results in net proceeds to the Authority and its Restricted Subsidiaries of less than $1.0 million;

      (2) a transfer of assets between or among the Authority and its Wholly Owned Restricted Subsidiaries;

      (3) an issuance of Equity Interests by a Wholly Owned Restricted Subsidiary to the Authority or to another Wholly Owned Restricted Subsidiary;

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      (4) a Restricted Payment or Permitted Investment that is permitted by the covenant described above under the caption "--Covenants--Restricted
   Payments;"

      (5) any Event of Loss; and

      (6) any lease or sublease permitted under the covenant described under the caption entitled "--Covenants--Restrictions on Leasing and Dedication of Property."

   The Authority is prohibited from making an Asset Sale of Key Project Assets.

   "Attributable Debt" in respect of a sale and leaseback transaction means, at the time of determination, the present value of the obligation of the lessee for net rental payments during the remaining term of the lease included in such sale and leaseback transaction including any period for which such lease has been extended (or may, at the option of the lessor, be extended). Such present value shall be calculated using a discount rate equal to the rate of interest implicit in such transaction, determined in accordance with GAAP.

   "Authority" means the Mohegan Tribal Gaming Authority together with any subdivision, agency or subunit that has no separate legal existence from the Mohegan Tribal Gaming Authority, and any successor and assignee thereto.

   "Bank Credit Facility" means that certain Loan Agreement, dated as of March 3, 1999, as amended by and among the Authority, the Tribe, the lenders there under and Bank of America, N.A. as Administrative Agent and the Documentation Agent and Syndication Agent referred to therein, including any related notes, guarantees, instruments and agreements executed in connection therewith, and in each case as amended, modified, renewed, refunded, replaced or refinanced from time to time.

   "BIA" means the Bureau of Indian Affairs.

   "Capital Lease Obligation" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized on a balance sheet in accordance with GAAP.

   "Capital Stock" means:

      (1) in the case of a corporation, corporate stock;

      (2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

      (3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

      (4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person; but excluding any interest under the Relinquishment Agreement.

   "Cash Equivalents" means:

      (1) United States dollars;

      (2) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (provided that the full faith and credit of the United States is pledged in support thereof) having maturities of not more than six months from the date of acquisition;

      (3) certificates of deposit and eurodollar time deposits with maturities of six months or less from the date of acquisition, bankers' acceptances with maturities not exceeding six months and overnight bank

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   deposits, in each case with any lender party to the Credit Facilities or with any domestic commercial bank having capital and surplus in excess of $500.0 million and a Thomson Bank Watch Rating of "B" or better;

      (4) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

      (5) commercial paper having one of the two highest ratings obtainable from Moody's Investors Service, Inc. or Standard & Poor's Ratings Group and in each case maturing within six months after the date of acquisition; and

      (6) money market funds at least 95% of the assets of which constitute Cash Equivalents of the kinds described in clauses (1) through (5) of this definition.

   "Change of Control" means the occurrence of any of the following:

      (1) the Authority ceases to be a wholly-owned unit, instrumentality or subdivision of the government of the Tribe;

      (2) the Authority ceases to have the exclusive legal right to operate the Resort;

      (3) the Authority fails to retain in full force and effect at all times all material governmental consents, permits or legal rights necessary for the operation of the Resort and such failure continues for a period of 90 consecutive days; or

      (4) the Authority sells, assigns, transfers, leases, conveys or otherwise disposes of all or substantially all of its assets to, or consolidates or merges with or into any other Person.

   "Compact" means the tribal-state Compact entered into between the Tribe and the State of Connecticut pursuant to the Indian Gaming Regulatory Act of 1988, PL 100-497, 25 U.S.C. 2701 et seq. as the same may, from time to time, be amended, or such other Compact as may be substituted therefor.

   "Consolidated Cash Flow" means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus:

      (1) an amount equal to any extraordinary loss (including, without limitation, any non-cash charges or losses arising from adjustments relating to the Relinquishment Agreement) plus any net loss realized in connection with an Asset Sale, to the extent such losses were deducted in computing such Consolidated Net Income; plus

      (2) provision for taxes based on the income or profits of such Person and its Subsidiaries for such period, to the extent that such provision for taxes was included in computing such Consolidated Net Income; plus

      (3) consolidated interest expense of such Person and its Subsidiaries for such period, whether paid or accrued (including, without limitation, amortization of debt issuance costs and original issue discount, non cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging and Swap Obligations), but excluding interest expense on the Junior Subordinated Notes, to the extent that any such expense was deducted in computing such Consolidated Net Income; plus

      (4) depreciation, amortization (including amortization of goodwill and other intangibles but excluding amortization of prepaid cash expenses that were paid in a prior period), non-cash charges associated with equity option plans and other non-cash expenses (excluding any such non-cash expense to the extent that it represents an accrual of or reserve for cash expenses in any future period or amortization of a prepaid cash

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   expense that was paid in a prior period) of such Person and its Subsidiaries for such period to the extent that such depreciation, amortization and other non-cash expenses were deducted in computing such Consolidated Net Income; minus

      (5) non-cash items increasing such Consolidated Net Income for such period (including, without limitation, any non-cash items arising from adjustments relating to the Relinquishment Agreement); minus

      (6) to the extent not included in computing such Consolidated Net Income, any revenues received or accrued by the Authority or any of its Subsidiaries from any Person (other than the Authority or any of its Subsidiaries) in respect of any Investment for such period, all determined on a consolidated basis and in accordance with GAAP.

   Notwithstanding the preceding, the provision for taxes based on the income or profits of, and the depreciation and amortization and other non-cash charges of, a Subsidiary of a Person shall be added to Consolidated Net Income to compute Consolidated Cash Flow only to the extent (and in the same proportion) that the Net Income of such Subsidiary was included in calculating the Consolidated Net Income of such Person and only if a corresponding amount would be permitted at the date of determination to be dividended to such Person by such Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Subsidiary or its stockholders.

   "Consolidated Net Income" means, with respect to any specified Person for any period, the aggregate of the Net Income of such Person and its Subsidiaries for such period, on a consolidated basis, determined in accordance with GAAP; provided that:

      (1) the Net Income of any Person that is not a Restricted Subsidiary or that is accounted for by the equity method of accounting shall be included only to the extent of the amount of dividends or distributions paid in cash to the specified Person or a Wholly Owned Restricted Subsidiary thereof;

      (2) the Net Income of any Restricted Subsidiary shall be excluded to the extent that the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of that Net Income is not at the date of determination permitted without any prior governmental approval (that has not been obtained) or, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders;

      (3) the Net Income of any Person acquired in a pooling of interests transaction for any period prior to the date of such acquisition shall be excluded;

      (4) the cumulative effect of a change in accounting principles shall be excluded; and

      (5) the Net Income shall be reduced by the amount of payments pursuant to the Relinquishment Agreement, paid or payable, for such period based on five percent of the revenues (as defined in the Relinquishment Agreement) generated in such period.

   "Construction Reserve Disbursement Agreement" means that certain agreement, dated the date of the Indenture, among the Authority, the Tribe and Fleet National Bank, as escrow agent, regarding the disbursement of a $40.0 million reserve account to pay certain costs in excess of the construction budget.

   "Consumer Price Index" means The Consumer Price Index for All Urban Consumers (CPI-U) for the U.S. City Average for All Items, 1982-1984=100 as compiled and released by the Bureau of Labor Statistics.

   "Credit Facilities" means, with respect to the Authority or any Restricted Subsidiary, one or more debt facilities (including, without limitation, the Bank Credit Facility) or commercial paper facilities with banks or

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other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time. Indebtedness under Credit Facilities outstanding on the date on which the notes are first issued and authenticated under the Indenture shall be deemed to have been incurred on such date in reliance on the exception provided by clause (1) of the covenant described under the caption entitled "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock."

   "Default" means any event that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Designated Senior Indebtedness" means Indebtedness under the Bank Credit Facility and any other Indebtedness permitted under the Indenture the principal amount of which is $20.0 million or more and that has been designated by the Authority as "Designated Senior Indebtedness."

   "Development Services Agreement" means that certain Development Services Agreement dated February 7, 1998 among the Authority, the Tribe and TCA.

   "Disqualified Stock" means any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is after the date on which the notes mature; provided, however, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Authority to repurchase such Capital Stock upon the occurrence of a Change of Control or an Asset Sale shall not constitute Disqualified Stock if the terms of such Capital Stock provide that the Authority may not repurchase or redeem any such Capital Stock pursuant to such provisions unless such repurchase or redemption complies with the covenant described above under the caption "--Covenants--Restricted Payments."

   "Equity Interests" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

   "Event of Loss" means, with respect to any property or asset (tangible or intangible, real or personal), any of the following:

      (1) any loss, destruction or damage of such property or asset;

      (2) any institution of any proceedings for the condemnation or seizure of such property or asset or for the exercise of any right of eminent domain;

      (3) any actual condemnation, seizure or taking by exercise of the power of eminent domain or otherwise of such property or asset, or confiscation of such property or asset or the requisition of the use of such property or asset; or

      (4) any settlement in lieu of clause (2) or (3) above.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Existing Indebtedness" means up to $650.0 million in aggregate original principal amount of Indebtedness of the Authority (other than Indebtedness under the Bank Credit Facility) in existence on the date of the Indenture, until such amounts are repaid.

   "Existing Senior Subordinated Notes" means the Authority's 8 3/4% Senior Subordinated Notes due 2009 and 8 3/8% Senior Subordinated Notes due 2011.

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   "Financing Lease" means any lease of property, real or personal, the obligations of the lessee in respect of which are required in accordance with GAAP to be capitalized on a balance sheet of the lessee.

   "Fixed Charge Coverage Ratio" means, with respect to any specified Person for any period, the ratio of the Consolidated Cash Flow of such Person for such period to the Fixed Charges of such Person for such period. In the event that the specified Person or any of its Restricted Subsidiaries incurs, assumes, guarantees, repays or redeems any Indebtedness (other than revolving credit borrowings) or issues or redeems preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the date on which the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "Calculation Date"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, repayment or redemption of Indebtedness, or such issuance or redemption of preferred stock, as if the same had occurred at the beginning of the applicable four-quarter reference period.

   In addition, for purposes of calculating the Fixed Charge Coverage Ratio:

      (1) acquisitions that have been made by the specified Person or any of its Restricted Subsidiaries, including through mergers or consolidations and including any related financing transactions, during the four-quarter reference period or subsequent to such reference period and on or prior to the Calculation Date shall be deemed to have occurred on the first day of the four-quarter reference period and Consolidated Cash Flow for such reference period shall be calculated without giving effect to clause (3) of the proviso set forth in the definition of Consolidated Net Income;

      (2) the Consolidated Cash Flow attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded; and

      (3) the Fixed Charges attributable to discontinued operations, as determined in accordance with GAAP, and operations or businesses disposed of prior to the Calculation Date, shall be excluded, but only to the extent that the obligations giving rise to such Fixed Charges will not be obligations of the specified Person or any of its Restricted Subsidiaries following the Calculation Date.

   "Fixed Charges" means, with respect to any Person for any period, the sum, without duplication, of:

      (1) the consolidated interest expense of such Person and its Restricted Subsidiaries for such period, whether paid or accrued, including, without limitation, amortization of debt issuance costs and original issue discount, non-cash interest payments, the interest component of any deferred payment obligations, the interest component of all payments associated with Capital Lease Obligations, imputed interest with respect to Attributable Debt, commissions, discounts and other fees and charges incurred in respect of letter of credit or bankers' acceptance financings, and net payments, if any, pursuant to Hedging and Swap Obligations; plus

      (2) the consolidated interest of such Person and its Restricted Subsidiaries that was capitalized during such period; plus

      (3) any interest expense on Indebtedness of another Person that is guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, whether or not such guarantee or Lien is called upon; plus

      (4) the product of (a) all cash dividend payments or other distributions (and non-cash dividend payments in the case of a Person that is a Restricted Subsidiary) on any series of preferred equity of such Person, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined federal, state and local statutory tax rate of such Person, expressed as a decimal, in each case, on a consolidated basis and in accordance with GAAP.

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   "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board ("FASB") or in such other statements by such other entity as have been approved by a significant segment of the accounting profession which are in effect on the date of the Indenture.

   "Gaming" means any and all activities defined as Class II or Class III Gaming under IGRA or authorized under the Compact.

   "Gaming License" means every license, franchise or other authorization required to own, lease, operate or otherwise conduct gaming activities of the Tribe or the Authority, including, without limitation, all such licenses granted under the Tribal Gaming Ordinance, and the regulations promulgated pursuant thereto, and other applicable federal, state, foreign or local laws.

   "Gaming Regulatory Authority" means any agency, authority, board, bureau, commission, department, office or instrumentality of any nature whatsoever of the United States or foreign government, any state, province or any city or other political subdivision, whether now or hereafter existing, or any officer or official thereof, including, without limitation, any division of the Authority or any other agency with authority to regulate any gaming operation (or proposed gaming operation) owned, managed or operated by the Tribe or the Authority.

   "Government Securities" means direct obligations of, or obligations guaranteed by, the United States of America, and for the payment of which the United States pledges its full faith and credit.

   "Government Service Payments" means (1) an annual payment to the Tribe by the Authority in the amount of $14.0 million (as of March 1999), which amount has been and shall be adjusted annually on the last day of each calendar year commencing with the year 2000 by the Consumer Price Index as published for the applicable year and (2) amounts equal to those reflected on each annual audited income statement of the Authority as prepared in accordance with GAAP relating to payment for governmental services (including charges for utilities, police and fire department services, health and emergency medical services, the pro rata portion of Tribal Council costs and salaries attributable to the operations of the Authority, and similar pro rata costs of other tribal departments, in each case, to the extent that the costs of such departments are attributable to the operations of the Authority) by the Authority to the Tribe or any of its representatives, political subunits, councils, agencies or instrumentalities.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, by way of a pledge of assets or through letters of credit or reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Hedging and Swap Obligations" means, with respect to any Person:

      (1) the obligations of such Person under interest rate swap agreements, interest rate cap agreements and interest rate collar agreements; and

      (2) the obligations of such Person under other agreements or arrangements relating to, or the value of which is dependent upon, interest rates or currency exchange rates or indices.

   "IGRA" means the Indian Gaming Regulatory Act of 1988, PL 100-497, U.S.C. 2701 et seq. as same may, from time to time, be amended.

   "Indebtedness" means, with respect to any specified Person, any indebtedness of such Person, whether or not contingent, in respect of:

      (1) borrowed money;

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      (2) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof);

      (3) banker's acceptances;

      (4) Capital Lease Obligations;

      (5) the balance deferred and unpaid of the purchase price of any property, except any such balance that constitutes an accrued expense or trade payable; or

      (6) any Hedging and Swap Obligations,

   if and to the extent any of the preceding items (other than letters of credit and Hedging and Swap Obligations) would appear as a liability upon a balance sheet of the specified Person prepared in accordance with GAAP. In addition, the term "Indebtedness" includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by such Person of any Indebtedness of any other Person.

   The amount of any Indebtedness outstanding as of any date shall be:

      (1) the accreted value thereof, in the case of any Indebtedness issued with original issue discount; and

      (2) the principal amount thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

   "Investments" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the forms of direct or indirect loans (including guarantees of Indebtedness or other obligations), advances or capital contributions (excluding commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities, together with all items that are or would be classified as investments on a balance sheet prepared in accordance with GAAP. If the Authority or any Subsidiary of the Authority sells or otherwise disposes of any Equity Interests of any direct or indirect Subsidiary of the Authority such that, after giving effect to any such sale or disposition, such Person is no longer a Subsidiary of the Authority, the Authority shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Equity Interests of such Subsidiary not sold or disposed of in an amount determined as provided in the final paragraph of the covenant described above under the caption "--Covenants--Restricted Payments."

   "Junior Subordinated Notes" means the $90.0 million in aggregate original principal amount (plus any accrued and unpaid interest) of junior subordinated notes of the Authority, all of which were redeemed on January 1, 2000.

   "Key Project Assets" means:

      (1) the Lease and any real property or interest in real property comprising the Resort held in trust for the Tribe by the United States;

      (2) any improvements (including, without limitation, the Resort) to the leasehold estate under the Lease or such real property comprising the Resort (but excluding any obsolete personal property or real property improvements determined by the Authority to be no longer useful to the operations of the Resort); and

      (3) any business records of the Authority or the Tribe relating to the operation of the Resort.

   "Lease" means the Land Lease between the Tribe and the Authority dated September 29, 1995, as the same may be amended in accordance with the terms thereof and of the Indenture.

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   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

   "Management Board" means the Management Board of the Authority or any authorized committee of the Management Board of the Authority, as applicable.

   "Net Income" means, with respect to any Person for any period, the net income (loss) of such Person for such period, determined in accordance with GAAP and before any reduction in respect of dividends on preferred interests, excluding, however:

      (1) any gain or loss, together with any related provision for taxes on such gain or loss, realized in connection with (A) any Asset Sale (including, without limitation, dispositions pursuant to sale leaseback transactions) or (B) the disposition of any securities by such Person or any of its Restricted Subsidiaries or the extinguishment of any Indebtedness of such Person or any of its Restricted Subsidiaries; and

      (2) any extraordinary or nonrecurring gain or loss, together with any related provision for taxes on such extraordinary or nonrecurring gain or loss; less

      (3) in the case of any Person that is a partnership or a limited liability company, the amount of withholding for tax purposes of such Person for such period.

   "Net Proceeds" means the aggregate cash proceeds received by the Authority or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any non-cash consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale including, without limitation, legal, accounting and investment banking fees, and sales commissions and any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof, in each case after taking into account any available tax credits or deductions and any tax sharing arrangements and amounts required to be applied to the repayment of Indebtedness (other than, in the case of the notes only, the repayment of Senior Indebtedness), secured by a Lien on the asset or assets that were the subject of such Asset Sale and any reserve for adjustment in respect of the sale price of such asset or assets established in accordance with GAAP.

   "NIGC" means the National Indian Gaming Commission.

   "Non-Recourse Debt" means Indebtedness:

      (1) as to which neither the Authority nor any of its Restricted Subsidiaries (a) provides credit support of any kind (including any undertaking, agreement or instrument that would constitute Indebtedness) or
   (b) is directly or indirectly liable (as a guarantor or otherwise);

      (2) no default with respect to which (including any rights that the holders thereof may have to take enforcement action against an Unrestricted Subsidiary) would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Authority or any of its Restricted Subsidiaries to declare a default on such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its stated maturity; and

      (3) as to which such Indebtedness specifies that the lenders thereunder will not have any recourse to the stock or assets of the Authority or any of its Restricted Subsidiaries.

   "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

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   "Ownership Interest" means, with respect to any Person, Capital Stock of such Person or any interest which carries the right to elect or appoint any members of the Management Board or the Board of Directors or other executive office of such Person.

   "Permitted Asset Swap" means the exchange by the Authority or any Restricted Subsidiary of any assets for other assets from a Person; provided that, the assets received in such exchange are believed by the Authority in good faith to be of substantially equivalent value and substantially all of which are either
(i) long term assets that are used or useful in the Principal Business, (ii) cash or (iii) any combination of the foregoing clauses (i) and (ii).

   "Permitted Investments" means:

      (1) any Investment in the Authority or in a Restricted Subsidiary of the Authority that is engaged in a Principal Business or a Related Business;

      (2) any Investment in cash or Cash Equivalents;

      (3) any Investment by the Authority or any Restricted Subsidiary of the Authority in a Person, if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Authority and a Subsidiary Guarantor, and is engaged in a Principal Business or a Related Business or (b) is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Authority or a Restricted Subsidiary of the Authority;

      (4) any Investment made as a result of the receipt of non-cash consideration from an Asset Sale that was made pursuant to and in compliance with the provision of the Indenture described above under the caption "--Repurchase at the Option of Holders--Asset Sales;"

      (5) any Investment in any Person engaged in the Principal Business or a Related Business having an aggregate fair market value (as determined in good faith by the Management Board and measured as of the date of such Investment, without giving effect to any subsequent increases or decreases in value) not to exceed $25.0 million at any one time outstanding;

      (6) Government Service Payments;

      (7) payroll advances to employees of the Authority or its Restricted Subsidiaries for travel, entertainment and relocation expenses in the ordinary course of business in an aggregate amount not to exceed $250,000 at any one time outstanding;

      (8) accounts and notes receivable if created or acquired in the ordinary course of business and which are payable or dischargeable in accordance with customary trade terms; and

      (9) Investments related to Hedging and Swap Obligations, so long as such Hedging and Swap Obligations are not used for speculative purposes.

   "Permitted Junior Securities" means Equity Interests in the Authority or any Subsidiary Guarantor debt securities that are subordinated to all Senior Indebtedness (and any debt securities issued in exchange for Senior Indebtedness) to substantially the same extent as, or to a greater extent than, the notes are subordinated to Senior Indebtedness pursuant to the Indenture.

   "Permitted Liens" means:

      (1) Liens securing Indebtedness that was permitted by the terms of the Indenture to be incurred under clauses (1), (2), (4), (5), (6), (7) (to the extent that the Indebtedness so guaranteed is permitted to be secured by the Indenture) and (9) of the second paragraph of the covenant described under the caption entitled "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock;"

      (2) Liens in favor of the Authority or a Restricted Subsidiary;

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      (3) Liens to secure the performance of statutory obligations, surety or appeal bonds, performance bonds or other obligations of a like nature (including, without limitation, pledges or deposits made in connection with obligatory workers' compensation laws, unemployment insurance or similar laws) incurred in the ordinary course of business;

      (4) Liens existing on the date of the Indenture;

      (5) Liens arising as a result of survey exceptions, title defects, encumbrances, easements, reservations of, or rights of others for, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes or zoning or other restrictions as to the use of real property not interfering with the ordinary conduct of the business of the Authority or any of its Restricted Subsidiaries;

      (6) Liens arising by operation of law in favor of carriers, warehousemen, landlords, mechanics, materialmen, laborers, employees or suppliers, incurred in the ordinary course of business for sums which are not yet delinquent or are being contested in good faith by negotiations or by appropriate proceedings which suspend the collection thereof;

      (7) Liens incurred as a result of any interest or title of a lessor or lessee under any lease of property (including any Lien granted by such lessor or lessee but excluding any Lien arising in respect of a Financing Lease);

      (8) Liens in favor of the Tribe representing the ground lessor's interest under the Lease;

      (9) Liens on property existing at the time or acquisition thereof by the Authority or a Restricted Subsidiary; provided that such Liens were in existence prior to the contemplation of such acquisition;

      (10) Liens for taxes, assessments or governmental charges, claims or rights that are not yet delinquent or that are being contested in good faith by appropriate proceedings promptly instituted and diligently concluded; provided, however, that any reserve or other appropriate provision as shall be required in conformity with GAAP shall have been made therefor;

      (11) Liens incurred in the ordinary course of business of the Authority or a Restricted Subsidiary with respect to obligations that do not exceed $500,000 at any one time outstanding and that (a) are not incurred in connection with the borrowing of money or the obtaining of advances or credit (other than trade credit in the ordinary course of business) and (b) do not in the aggregate materially detract from the value of the property and materially impair the use thereof in the operation of business by the Authority; provided however, it is acknowledged that Permitted Liens will not include any Lien on the land held in trust for the Tribe by the United States or any real property interest therein, including the buildings, improvements and fixtures, other than the leasehold interest pursuant to the Lease, or which will give the holder thereof a proprietary interest in any gaming activity as prohibited by Section 11(b)(2)(A) of IGRA; and

      (12) Liens created by or resulting from any legal proceeding with respect to which the Authority or a Restricted Subsidiary is prosecuting an appeal proceeding for review and the Authority or such Restricted Subsidiary is maintaining adequate reserves in connection with GAAP.

   "Permitted Refinancing Indebtedness" means any Indebtedness of the Authority or any of its Restricted Subsidiaries issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund other Indebtedness of the Authority or any of its Restricted Subsidiaries; provided that:

      (1) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount of (or accreted value, if applicable), plus accrued interest on, the Indebtedness so extended, refinanced, renewed, replaced, defeased or refunded (plus the amount of prepayment premiums and reasonable expenses incurred in connection therewith);

      (2) such Permitted Refinancing Indebtedness has a final maturity date later than the final maturity date of, and has a Weighted Average Life to Maturity equal to or greater than the Weighted Average Life to Maturity of, the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded;

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   provided that if the original maturity date of such Indebtedness is after the Stated Maturity of the notes, then such Permitted Refinancing Indebtedness shall have a maturity at least 180 days after the notes;

      (3) if the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded is subordinated in right of payment to the notes, such Permitted Refinancing Indebtedness is subordinated in right of payment to, the notes on terms at least as favorable to the holders of notes as those contained in the documentation governing the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded; and

      (4) such Indebtedness is incurred either by the Authority or by the Restricted Subsidiary who is the obligor on the Indebtedness being extended, refinanced, renewed, replaced, defeased or refunded.

   "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or agency or political subdivision thereof (including any subdivision or ongoing business of any such entity or substantially all of the assets of any such entity, subdivision or business).

   "Principal Business" means the Class II and Class III casino Gaming (as such terms are defined in IGRA) and resort business and any activity or business incidental, directly related or similar thereto, or any business or activity that is a reasonable extension, development or expansion thereof or ancillary thereto, including any hotel, entertainment, recreation or other activity or business designed to promote, market, support, develop, construct or enhance the casino gaming and resort business operated by the Authority.

   "Project Sunburst" means the project to expand the existing Mohegan Sun casino as more fully described in this prospectus.

   "Related Business" means any business related to the Principal Business.

   "Relinquishment Agreement" means the Relinquishment Agreement dated February 7, 1998 between the Authority and TCA.

   "Representative" means the indenture trustee or other trustee, agent or representative for any Senior Indebtedness.

   "Resort" means the multi-amenity gaming and entertainment resort located on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut and the convention center, retail facilities, arena, hotel and improvements constructed or proposed to be constructed adjacent thereto, as described in this prospectus, but excluding (i) any obsolete personal property or real property improvement determined by the Authority to be no longer useful or necessary to the operations or support of the Resort and (ii) any equipment leased from a third party in the ordinary course of business.

   "Restricted Investment" means an Investment other than a Permitted
Investment.

   "Restricted Subsidiary" of a Person means any Subsidiary of the referent Person that is not an Unrestricted Subsidiary.

   "Securities Act" means the Securities Act of 1933, as amended.

   "Senior Indebtedness" means:

      (1) all Indebtedness outstanding under the Credit Facilities and all Hedging and Swap Obligations with respect thereto including, without limitation, all principal, interest, fees and other amounts payable with respect thereto, including any interest which accrues following any bankruptcy or insolvency of the Authority, the Tribe or any Subsidiary Guarantor;

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      (2) the Senior Notes;

      (3) any other Indebtedness permitted to be incurred by the Authority under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the notes;

      (4) all Obligations with respect to the foregoing; and

      (5) at any time the Senior Relinquishment Payments (as defined in the Relinquishment Agreement) to the extent then due and owing pursuant to the terms of the Relinquishment Agreement at such time.

   Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include:

      (1) any Indebtedness of the Authority to any of its Restricted Subsidiaries or other Affiliates; or

      (2) any Indebtedness that is incurred in violation of the Indenture.

   "Senior Notes" means the Authority's 8 1/8% Senior Notes due 2006.

   "Significant Subsidiary" means any subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the date of the Indenture.

   "Stated Maturity" means, with respect to any installment of interest or principal on any series of Indebtedness, the date on which such payment of interest or principal was scheduled to be paid including as a result of any mandatory sinking fund payment or mandatory redemption in the documentation governing such Indebtedness in effect on the date hereof or, if such Indebtedness is incurred after the date of the Indenture, in the original documentation governing such Indebtedness, and shall not include any contingent obligations to repay, redeem or repurchase any such interest or principal prior to the date originally scheduled for the payment thereof.

   "Subordinated Indebtedness" means any Indebtedness that by its terms is expressly subordinated in right of payment in any respect to the payment of any obligation on the notes.

   "Subsidiary" means:

      (1) any instrumentality or subdivision or subunit of the Authority that has a separate legal existence or status or whose property and assets would not otherwise be bound to the terms of the Indenture; or

      (2) with respect to any Person, any corporation, association or other business entity of which more than 50% of the total voting power of the shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof. The Tribe and any other instrumentality of the Tribe that is not also an instrumentality of the Authority shall not be a Subsidiary of the Authority.

   "Subsidiary Guarantee" means the joint and several guarantee by the Authority's Subsidiaries of the Authority's obligations under the notes, in substantially the form of such Subsidiary Guarantee attached as Exhibit D to the Indenture.

   "Subsidiary Guarantor" means any Subsidiary of the Authority that executes a Subsidiary Guarantee in accordance with the provisions of the Indenture.

   "TCA" means Trading Cove Associates.

   "Tribal Council" means the Tribe's nine member elected council which exercises all the legislative and executive powers of the Tribe.

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   "Tribal Gaming Ordinance" means the ordinance and any amendments thereto, and all related or implementing ordinances, including, without limitation, the Gaming Authority Ordinance, enacted on July 15, 1995 which are enacted by the Tribe or authorize and regulate gaming on the existing reservation of the Tribe located adjacent to Uncasville, Connecticut pursuant to IGRA.

   "Tribal Tax Code" means any sales, use, room occupancy and related excise taxes, including admissions and cabaret taxes and any other tax (other than income tax) that may be imposed by the State of Connecticut that the Tribe may impose on the Authority, its patrons or operations; provided, however, that the rate and scope of such taxes shall not be more onerous than those imposed by the State of Connecticut.

   "Tribe" means the Mohegan Tribe of Indians of Connecticut, a sovereign tribe recognized by the United States of America pursuant to 25 C.F.R. (S)83.

   "Unrestricted Subsidiary" means any Subsidiary that is designated in writing by the Authority as an Unrestricted Subsidiary, but only to the extent that such Subsidiary:

      (1) has no Indebtedness other than Non-Recourse Debt;

      (2) is not party to any agreement, contract, arrangement or understanding with the Authority or any Restricted Subsidiary of the Authority unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Authority or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Authority;

      (3) is a Person with respect to which neither the Authority nor any of its Restricted Subsidiaries has any direct or indirect obligation (a) to subscribe for additional Equity Interests or (b) to maintain or preserve such Person's financial condition or to cause such Person to achieve any specified levels of operating results;

      (4) has not guaranteed or otherwise directly or indirectly provided credit support for any Indebtedness of the Authority or any of its Restricted Subsidiaries; and

      (5) has at least one director on its board of directors that is not a director or executive officer of the Authority or any of its Restricted Subsidiaries and has at least one executive officer that is not a director or executive officer of the Authority or any of its Restricted Subsidiaries.

   Any such designation by the Management Board shall be evidenced to the Trustee by filing with the Trustee a certified copy of the Board Resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing conditions and was permitted by the covenant described above under the caption "--Covenants--Restricted Payments." If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture and any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Authority as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under the covenant described under the caption "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," the Authority shall be in default of such covenant). The Authority may at any time designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that such designation shall be deemed to be an incurrence of Indebtedness by a Restricted Subsidiary of the Authority of any outstanding Indebtedness of such Unrestricted Subsidiary and such designation shall only be permitted if (i) such Indebtedness is permitted under the covenant described under the caption "--Covenants--Incurrence of Indebtedness and Issuance of Preferred Stock," calculated on a pro forma basis as if such designation had occurred at the beginning of the four-quarter reference period, and (ii) no Default or Event of Default would be in existence following such designation.

   "Voting Stock" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Management Board or Board of Directors, as the case may be, of such Person.

   "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

      (1) the sum of the products obtained by multiplying (a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by (b) the number of years (calculated to the nearest one-twelfth) that will elapse between such date and the making of such payment, by

      (2) the then outstanding principal amount of such Indebtedness.

   "Wholly Owned Restricted Subsidiary" of any Person means a Subsidiary of such Person all of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Restricted Subsidiaries of such Person or by such Person and one or more Wholly Owned Restricted Subsidiaries of such Person.

                             PLAN OF DISTRIBUTION

   Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where such outstanding notes were acquired as a result of market-making activities or other trading activities. The Authority has agreed that, starting on the expiration date and ending on the close of business on the first anniversary of the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

   The Authority will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

   For a period of one year after the expiration date, the Authority will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the Letter of Transmittal or in an electronic message through DTC's ATOP. The Authority has agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the outstanding notes), other than commissions or concessions of any brokers or dealers, and will indemnify the holders of the outstanding notes (including any broker-dealers) against specific types of liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

   Certain legal matters with regard to the validity of the exchange notes will be passed upon for the Authority by Hogan & Hartson L.L.P., Washington, D.C.

                                    EXPERTS

   The financial statements and schedules of the Authority as of September 30, 2001 and 2000, and for each of the years in the three-year period ended September 30, 2001, appearing in this prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm, as experts in accounting and auditing in giving said reports.

                      WHERE YOU CAN GET MORE INFORMATION

   The Authority has filed with the SEC a Registration Statement on Form S-4 (Reg. No. 333-84984) with respect to the exchange notes it is offering of which this prospectus forms a part. This prospectus does not contain all the information contained in the Registration Statement, including exhibits and schedules. You should refer to the Registration Statement, including the exhibits and schedules, for further information about the Authority and the exchange notes it is offering. The Registration Statement, including exhibits and schedules, is on file at the offices of the SEC and may be inspected without charge.

   In addition, the Authority files reports, statements and other information with the SEC. You may read and copy any of these documents at the following public reference facility maintained by the SEC:

                                Public Reference
                                   Room Room
                                 1024 Judiciary
                                Plaza 450 Fifth
                                   Street, NW
                              Washington, DC 20549

   Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

   The Authority's SEC filings are also available to the public on the SEC's Web Site at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                          Page
                                                                                          ----
Report of Independent Public Accountants.................................................  F-2
Financial Statements
   Balance Sheets as of September 30, 2001 and 2000......................................  F-3
   Statements of Income (Loss) for the Years Ended September 30, 2001, 2000 and 1999.....  F-4
   Statements of Capital for the Years Ended September 30, 2001, 2000 and 1999...........  F-5
   Statements of Cash Flows for the Years Ended September 30, 2001, 2000 and 1999........  F-6
   Notes to Financial Statements.........................................................  F-7

Unaudited Financial Statements
   Balance Sheets as of March 31, 2002 (unaudited) and September 30, 2001................ F-21
   Statements of Income for the Quarters and Six Months Ended March 31, 2002 and
     March 31, 2001 (unaudited).......................................................... F-22
   Statements of Capital for the Six Months Ended March 31, 2002 and 2001 (unaudited).... F-23
   Statements of Cash Flows for the Six Months Ended March 31, 2002 and 2001 (unaudited). F-24
   Notes to Financial Statements......................................................... F-25

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Mohegan Tribal Gaming Authority:

   We have audited the accompanying balance sheets of the Mohegan Tribal Gaming Authority (the Authority) as of September 30, 2001 and 2000 and the related statements of income (loss), capital and cash flows for the each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Authority's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of the Mohegan Tribal Gaming Authority as of September 30, 2001 and 2000, and the results of its operations and its cash flows for the each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States.

                                          ARTHUR ANDERSEN LLP

Hartford, Connecticut
December 14, 2001

                        MOHEGAN TRIBAL GAMING AUTHORITY

                                BALANCE SHEETS
                                (in thousands)

                                                             September 30, September 30,
                                                                 2001          2000
                                                             ------------- -------------
                          ASSETS
Current assets:
  Cash and cash equivalents.................................  $   74,284    $  115,731
  Receivables, net..........................................       7,163         6,337
  Due from Tribe............................................          --         1,648
  Inventories...............................................      11,455         7,577
  Other current assets......................................      12,706         4,478
                                                              ----------    ----------
     Total current assets...................................     105,608       135,771

Non-current assets:
  Property and equipment, net...............................     935,016       338,243
  Construction in process...................................     267,653       264,999
  Trademark, net............................................     119,692       123,128
  Other assets, net.........................................      24,766        23,238
                                                              ----------    ----------
     Total assets...........................................  $1,452,735    $  885,379
                                                              ==========    ==========

                  LIABILITIES AND CAPITAL

Current liabilities:
  Current portion of capital lease obligations..............  $    1,514    $    4,055
  Current portion of relinquishment liability...............      68,272        56,646
  Accounts payable and accrued expenses.....................      73,548        45,811
  Construction accounts payable.............................      65,768        11,790
  Accrued interest payable..................................      13,062        10,625
                                                              ----------    ----------
     Total current liabilities..............................     222,164       128,927

Non-current liabilities:
  Long-term debt............................................     908,000       500,000
  Relinquishment liability, net of current portion..........     523,736       616,234
  Other long-term liabilities...............................       5,232            --
  Capital lease obligations, net of current portion.........          --         2,336
                                                              ----------    ----------
     Total liabilities......................................   1,659,132     1,247,497
                                                              ----------    ----------

Commitments and contingencies (Note 12)

Capital:
  Retained Deficit..........................................    (201,270)     (362,118)
  Accumulated other comprehensive loss......................      (5,127)           --
                                                              ----------    ----------
     Total capital..........................................    (206,397)     (362,118)
                                                              ----------    ----------
     Total liabilities and capital..........................  $1,452,735    $  885,379
                                                              ==========    ==========

   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                          STATEMENTS OF INCOME (LOSS)
                                (in thousands)

                                                           For the Years Ended
                                                ----------------------------------------
                                                September 30, September 30, September 30,
                                                    2001          2000          1999
                                                ------------- ------------- -------------
Revenues:
 Gaming........................................   $750,988      $709,627      $641,117
 Food and beverage.............................     49,508        47,316        47,907
 Retail and other..............................     57,481        52,371        36,486
                                                  --------      --------      --------
     Gross revenues............................    857,977       809,314       725,510
 Less--Promotional allowances..................    (71,372)      (70,044)      (56,827)
                                                  --------      --------      --------
Net revenues...................................    786,605       739,270       668,683
                                                  --------      --------      --------

Cost and expenses:
 Gaming........................................    334,537       307,202       273,488
 Food and beverage.............................     24,447        23,745        22,218
 Retail and other..............................     32,114        27,142        22,583
 General and administration....................    139,343       127,226       110,919
 Pre-opening costs.............................     31,344         5,278            --
 Management fee................................         --        13,634        59,532
 Depreciation and amortization.................     34,753        30,739        23,397
 Relinquishment liability reassessment.........    (74,410)        8,790        89,871
                                                  --------      --------      --------
     Total costs and expenses..................    522,128       543,756       602,008
                                                  --------      --------      --------
Income from operations.........................    264,477       195,514        66,675
                                                  --------      --------      --------

Other income (expense):
 Accretion of relinquishment liability discount    (35,833)      (23,053)      (22,014)
 Interest and other income.....................      2,920        13,469        11,254
 Interest expense, net.........................    (25,060)      (37,799)      (55,595)
 Other expense.................................       (116)       (1,523)           --
 Change in fair value of derivative instruments       (949)           --            --
                                                  --------      --------      --------
                                                   (59,038)      (48,906)      (66,355)
                                                  --------      --------      --------

Income from continuing operations..............    205,439       146,608           320

Loss from discontinued operations..............       (591)         (674)         (812)
                                                  --------      --------      --------

Income (loss) before extraordinary items.......    204,848       145,934          (492)

Extraordinary items............................         --            --       (38,428)
                                                  --------      --------      --------

Net income(loss)...............................   $204,848      $145,934      $(38,920)
                                                  ========      ========      ========

   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                             STATEMENTS OF CAPITAL
                                (in thousands)

                                                    For the Fiscal Years Ended
                                     -------------------------------------------------------
                                     September 30, 2001 September 30, 2000 September 30, 1999
                                     ------------------ ------------------ ------------------
Beginning Balance...................     $(362,118)         $(458,052)         $(377,874)
Net income (loss)...................       204,848            145,934            (38,920)
Accumulated other comprehensive loss        (5,127)                --                 --
Capital contributions by Tribe......            --                 --             97,096
Distributions to Tribe..............       (44,000)           (50,000)          (138,354)
                                         ---------          ---------          ---------
Ending balance......................     $(206,397)         $(362,118)         $(458,052)
                                         =========          =========          =========



   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                           STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                          For the Years Ended
                                                        -------------------------------------------------------
                                                        September 30, 2001 September 30, 2000 September 30, 1999
                                                        ------------------ ------------------ ------------------
Cash flows provided by operating activities:
Net income (loss)......................................     $ 204,848          $ 145,934          $ (38,920)
Adjustments to reconcile net income (loss) to
  net cash flow provided by operating activities:
   Depreciation and amortization.......................        34,753             30,739             23,397
   Accretion of relinquishment liability discount......        35,833             23,053             22,014
   Reassessment of relinquishment liability............       (74,410)             8,790             89,871
   Cash paid for accretion of relinquishment liability
     discount..........................................       (32,637)           (11,527)                --
   Change in fair value of derivative instruments......           949                 --                 --
   Loss on asset disposal..............................           116              1,705                453
   Provision for losses on receivables.................           411                617                679
   Loss on early extinguishment of debt................            --                 --             33,217
   Write-off of financing fees.........................            --                 --              5,211
Changes in operating assets and liabilities:
   (Increase) decrease in current assets...............       (11,695)            (6,150)               759
   Increase in other assets............................        (5,894)            (2,390)            (6,000)
   Increase in current liabilities.....................        30,173              4,074             14,043
   Increase in other liabilities.......................         5,232                 --                 --
                                                            ---------          ---------          ---------
   Net cash flows provided by operating activities.....       187,679            194,845            144,724
                                                            ---------          ---------          ---------

Cash flows used in investing activities:
Purchase of property and equipment.....................      (623,696)           (75,310)           (17,772)
Decrease (increase) in construction in process, net of
  change in construction accounts payable of $53,978,
  $11,790 and $0, respectively.........................        51,324           (201,178)           (45,023)
Proceeds from asset sale...............................            95                 --                 --
                                                            ---------          ---------          ---------

   Net cash flows used in investing activities.........      (572,277)          (276,488)           (62,795)
                                                            ---------          ---------          ---------

Cash flows provided by (used in) financing
activities:
Proceeds from issuance of long-term debt...............       498,000                 --            500,000
Credit Facility payments...............................       (90,000)                --                 --
Distributions to Tribe.................................       (44,000)           (50,000)          (138,354)
Principal portion of relinquishment payments...........        (9,658)            (8,446)                --
Capitalized financing fees.............................        (6,314)            (3,034)           (20,309)
Payments on capital lease obligations..................        (4,877)           (12,907)           (11,148)
Defeasance liability...................................            --           (140,344)                --
Defeasance trust asset.................................            --            135,507           (135,507)
Extinguishment of Senior Secured Notes.................            --                 --           (208,717)
Capital contribution by Tribe..........................            --                 --             97,096
Proceeds from equipment financing......................            --                 --                878
                                                            ---------          ---------          ---------

   Net cash flows provided by (used in) financing
     activities........................................       343,151            (79,224)            83,939
                                                            ---------          ---------          ---------

   Net (decrease) increase in cash and cash
     equivalents.......................................       (41,447)          (160,867)           165,868

Cash and cash equivalents at beginning of period.......       115,731            276,598            110,730
                                                            ---------          ---------          ---------

Cash and cash equivalents at end of period.............     $  74,284          $ 115,731          $ 276,598
                                                            =========          =========          =========

Supplemental disclosures:

   Cash paid during the period for interest............     $  50,031          $  43,558          $  44,981

   The accompanying notes are an integral part of these financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

   The Tribe established the Authority in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe. The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in the Authority's Management Board. The General Manager and other senior officers of Mohegan Sun are hired by the Management Board. The General Manager and other senior officers are employees of the Authority.

NOTE 2--DISCONTINUED OPERATIONS

   On November 29, 2000, the Authority discontinued bingo operations in order to build the Hall of the Lost Tribes, a smoke-free slot machine venue. Pursuant to Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the financial statements of the Authority have been restated to reflect the disposition of bingo operations as discontinued operations. Accordingly, the revenues, costs and expenses have been excluded from the captions in the Statements of Income (Loss) and have been reported as "Loss from discontinued operations." The loss for fiscal 2001 relates to severance pay and disposal of bingo inventory.

NOTE 3--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

   The Authority classifies as cash and cash equivalents all highly liquid investments with a maturity of three months or less when purchased. Cash equivalents are carried at cost, which approximates market value.

Inventories

   Inventories are stated at weighted average cost.

Due from Tribe

   Due from Tribe represents amounts paid by the Authority on behalf of the Tribe for certain public safety facility projects that were reimbursed by the Tribe subsequent to the fiscal year ended September 30, 2000.

Property and Equipment

   Property and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line basis. Useful life estimates of asset categories are as follows:

          Buildings and land improvements...................  40 years
          Furniture and equipment........................... 3-7 years

   The costs of significant improvements are capitalized. Costs of normal repairs and maintenance are charged to expense as incurred. Gains or losses on disposition of property and equipment are included in the determination of income. Interest incurred for the construction of Project Sunburst is capitalized at the Authority's weighted-average borrowing rate and amortized over the life of the related asset. Interest capitalized for the years ended September 30, 2001, 2000 and 1999 were $27.4 million, $9.9 million and $534,000, respectively.

                        MOHEGAN TRIBAL GAMING AUTHORITY

   The carrying value of the Authority's assets are reviewed when event or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If it is determined that an impairment loss has occurred based on current and future levels of income and expected future cash flows as well as other factors, then an impairment loss is recognized in the Statement of Income (loss). The Authority believes no such impairment exists at September 30, 2001.

Fair Value of Financial Instruments

   The fair value amounts presented below are reported to satisfy the disclosure requirements of Statement of Financial Accounting Standards No. 107 ("SFAS No. 107"), "Disclosures about Fair Values of Financial Instruments" and are not necessarily indicative of the amounts that the Authority could realize in a current market exchange.

   The carrying amount of cash and cash equivalents, receivables, accounts payable and accrued expenses, financing facilities and capital lease obligations approximate fair value.

   The fair value of the Authority's financing facilities is as follows:

                                     September 30, 2001 September 30, 2000
                                     ------------------ ------------------
     $200M Senior Notes.............   $200.0 million     $196.0 million
     $300M Senior Subordinated Notes   $303.0 million     $294.0 million
     $150M Senior Subordinated Notes   $152.3 million                 --

   The estimated fair value of the Authority's financing facilities was based on quoted market prices on or about September 30, 2001.

Casino Revenues and Promotional Allowances

   The Authority recognizes casino revenue as gaming wins less gaming losses. Revenues from food and beverage, retail and special events are recognized at the time the service is performed.

   The retail value of food and beverage sales and other services furnished to casino guests, mainly through the use of the Mohegan Sun complimentary program, is included in gross revenues and then deducted as promotional allowances to arrive at net revenues.

   The estimated retail value of providing such promotional allowances was included in revenues as follows (in thousands):

                     For the Year Ended For the Year Ended For the Year Ended
                     September 30, 2001 September 30, 2000 September 30, 1999
                     ------------------ ------------------ ------------------
   Food and beverage      $26,215            $25,466            $26,724
   Retail and other.       45,157             44,578             30,103
                          -------            -------            -------
                          $71,372            $70,044            $56,827
                          =======            =======            =======

Advertising

   The Authority expenses the production costs of advertising the first time the advertising takes place, with the exception of billboard advertising, which is treated as a prepaid and amortized over the expected period of future benefits.

                        MOHEGAN TRIBAL GAMING AUTHORITY

Pre-Opening Expenses

   Pre-opening expenses consist principally of direct incremental personnel costs, marketing and advertising expenses related to Project Sunburst. In accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities," pre-opening expenses are expensed as incurred. Previously, these costs were capitalized prior to the opening of a specific project and were charged to expense at the commencement of operations.

Derivative Instruments

   The Authority utilizes derivative instruments including interest rate swaps, collars and caps to manage interest rate risk associated with the variable interest rates. The Authority accounts for these derivative instruments in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." The derivative instruments are designated as cash flow hedging instruments and are marked to market with unrealized gains (losses) included as a component of accumulated other comprehensive income (loss). All derivatives are evaluated quarterly and are deemed effective.

Income Taxes

   The Tribe is a sovereign Indian nation with independent legal jurisdiction over its people and its lands. Like other sovereign governments, the Tribe and its entities, including the Authority, is not subject to federal, state or local income taxes.

Trademarks

   In connection with the Relinquishment Agreement (see Note 13), Trading Cove Associates ("TCA") granted the Authority an exclusive, irrevocable, perpetual, world-wide and royalty-free license with respect to trademarks and other similar rights, including the "Mohegan Sun" name used at or developed for Mohegan Sun.

Management's Use of Estimates

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The most significant estimate included in the accompanying financial statements relates to the relinquishment liability (see
Note 13). Actual results could differ from those estimates.

New Accounting Pronouncements

   In November 2000, the Emerging Issues Task Force ("EITF") on the Financial Accounting Standards Board (FASB) reached a consensus on EITF Issue No. 00-14, "Accounting for Certain Sales Incentives." EITF 00-14 requires that discounts which result in a reduction in or refund of the selling price of a product or service in a single exchange transaction be recorded as a reduction of revenues. The Authority's accounting policy related to free or discounted food and beverage and other services already complies with EITF 00-14, and those free or discounted services are generally deducted from gross revenues as "promotional allowances."

   In February 2001, the EITF reached a partial consensus on EITF Issue No. 00-22, "Accounting for 'Points' and Certain Other Time-Based or Volume Based Sales Incentive Offers, and Offers for Free Products or Services

                        MOHEGAN TRIBAL GAMING AUTHORITY
to be Delivered in the Future." EITF 00-22 requires that the redemption of points for cash be recognized as a reduction of revenue. The adoption of this Issue will not impact the Authority as it does not currently offer cash rebates on its players club points.

   On June 30, 2001, the FASB issued SFAS No. 142 "Goodwill and Other Intangible Assets" to be effective for fiscal years beginning after December 15, 2001. The Authority adopted SFAS No. 142 on October 1, 2001. Under SFAS No. 142, the trademark will no longer be subject to amortization over its estimated useful life as it has been deemed to have an indefinite useful life. However, SFAS No. 142 requires the trademark to be evaluated at least annually for impairment by applying a fair-value based test and, if impairment occurs, the amount of impaired trademark must be written off immediately. With the adoption of SFAS No. 142, the Authority no longer records amortization of the trademark. For the year ended September 30, 2001, the Authority recorded $3.4 million of amortization. The Authority is required to apply the initial fair value test by March 31, 2002. The Authority has not yet determined whether the initial fair value test will result in any impairment changes, but does not anticipate a negative effect on its operating income upon completing the fair value assessment.

                                             For the Fiscal Years Ended
                              -------------------------------------------------------
                              September 30, 2001 September 30, 2000 September 30, 1999
                              ------------------ ------------------ ------------------
Net income (loss)............      $204,848           $145,934           $(38,920)
Trademark amortization.......         3,436              4,295              2,577
                                   --------           --------           --------
As adjusted net income (loss)      $208,284           $150,229           $(36,343)
                                   ========           ========           ========

   In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment of Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Authority has not yet quantified the impact of implementing SFAS No. 144 on the Authority's financial statements, but does not anticipated a negative effect on the Authority's operating income upon adoption of the standard.

Reclassifications

   Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 presentation.

NOTE 4--CASH AND CASH EQUIVALENTS

   At September 30, 2001 and 2000, the Authority had cash and cash equivalents of $74.3 million and $115.7 million, respectively, of which, $5.3 million and $81.4 million, respectively, were invested in highly liquid investments with original maturities not to exceed three months. For reporting purposes, cash and cash equivalents include all operating cash, in-house funds, and cash set aside for the expansion of Mohegan Sun ("Project Sunburst").

NOTE 5--ACCOUNTS RECEIVABLE

   Accounts receivable consists primarily of casino receivables which represent credit extended to approved casino customers. The Authority maintains an allowance for doubtful accounts which is based on management's estimate of the amount expected to be uncollectible considering historical experience and the information management obtains regarding the credit worthiness of the customer. The collectibility of these receivables could be affected by future business or economic trends. At September 30, 2001 and 2000, the allowance for doubtful accounts was approximately $765,000 and $736,000, respectively.

                        MOHEGAN TRIBAL GAMING AUTHORITY

NOTE 6--PROPERTY AND EQUIPMENT, NET

   Components of property and equipment were as follows (in thousands):

                                      September 30, 2001 September 30, 2000
                                      ------------------ ------------------
     Land............................     $   28,581          $ 28,581
     Land improvements...............         44,119            44,834
     Buildings and improvements......        675,301           251,931
     Furniture and equipment.........        265,161            80,476
                                          ----------          --------
        Subtotal.....................      1,013,162           405,822
     Less: accumulated depreciation..        (78,146)          (65,579)
                                          ----------          --------
        Property and Equipment, net..        935,016           338,243
     Construction in Process.........        267,653           264,999
                                          ----------          --------
        Total Property and Equipment.     $1,202,669          $603,242
                                          ==========          ========

NOTE 7--ACCOUNTS PAYABLE AND ACCRUED EXPENSES

   Components of accounts payable and accrued expenses were as follows (in thousands):

                                               September 30, 2001 September 30, 2000
                                               ------------------ ------------------
Trade payables................................      $13,809            $ 6,486
Accrued payroll and related taxes and benefits       25,474             15,733
Accrued gaming taxes..........................       13,504             11,842
Other accrued liabilities.....................       20,761             11,750
                                                    -------            -------
                                                    $73,548            $45,811
                                                    =======            =======

NOTE 8--FINANCING FACILITIES

   During fiscal year 1999, the Authority issued $200.0 million in Senior Notes and $300.0 million in Senior Subordinated Notes. The proceeds from these financings were used to extinguish the then existing Senior Secured Notes, defease the then existing Subordinated Notes, pay transaction costs for the newly issued Senior and Senior Subordinated Notes, and fund initial costs related to Project Sunburst (see Note 15).

   During fiscal year 2001, the Authority issued $150.0 million in new Senior Subordinated Notes. A portion of the proceeds from this financing, net of fees, were used in conjunction with Project Sunburst. On July 30, 2001, the Authority paid down $90.0 million on the Bank Credit Facility with a portion of the proceeds from the financing.

   Financing facilities, as described below, consisted of the following (in thousands):

                                     September 30, 2001 September 30, 2000
                                     ------------------ ------------------
     Bank Credit Facility...........      $258,000                 --
     $200M Senior Notes.............       200,000           $200,000
     $300M Senior Subordinated Notes       300,000            300,000
     $150M Senior Subordinated Notes       150,000                 --
                                          --------           --------
                                          $908,000           $500,000
                                          ========           ========

                        MOHEGAN TRIBAL GAMING AUTHORITY

Bank Credit Facility

   As of September 30, 2001, the Authority had $258.0 million outstanding under a $500 million reducing, revolving, secured credit facility (the "Bank Credit Facility") with a syndicate of lenders led by Bank of America N.A. (formally known as Bank of America National Trust and Savings Association). The Authority draws on the Bank Credit Facility primarily in connection with Project Sunburst. The Bank Credit Facility is secured by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land and improvements which comprise Mohegan Sun and by each of the Authority's cash operating accounts

   At the Authority's option, each advance of loan proceeds will accrue interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month London Inter-Bank Offered Rate ("LIBOR") plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). One-month LIBOR at September 30, 2001 was 2.64% and the applicable spread on a LIBOR loan was 2.375%. Interest on each LIBOR loan that is for a term of three months or less is due and payable on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears.

   Pursuant to the terms of the Bank Credit Facility, the commitment (or the maximum amount that may be borrowed under the Bank Credit Facility) will be automatically reduced on the earlier of March 31, 2002 or the last day of the first full fiscal quarter following the completion date of Project Sunburst, and on the last day of each fiscal quarter thereafter. The amount of such reduction must equal 10% of the commitment as in effect immediately prior to the first such reduction. Project Sunburst is tentatively scheduled to be completed on June 1, 2002.

   The Authority's debt agreements require, among other restrictions, the maintenance of various financial covenants and terms including a fixed charge coverage ratio, and certain debt leverage ratios. As of September 30, 2001 and 2000, the Authority was in compliance with all financial covenant requirements.

   The Authority uses derivative instruments, including interest rate caps, collars, and swaps in its strategy to manage interest rate risk associated with the variable interest rate on the Bank Credit Facility. The Authority's objective in managing interest rate risk is to ensure the Authority has appropriate income and sufficient liquidity to meet the Tribe and debt-holder obligations. The Authority does not believe that there is any material risk exposure with respect to derivative or other financial instruments. The Authority continually monitors these exposures and makes the appropriate adjustments to manage these risks within management's established limits.

   The Authority analyzes interest rate risk using various models that forecast cash flows of the liabilities and their supporting assets, including derivative instruments.

   The Authority is considered an "end user" of derivative instruments and engages in derivative transactions for risk management purposes only. The following is a summary of the Authority's derivative instruments at September 30, 2001:

                                                       Notional     Cost      Market
                                                     ------------ -------- -----------
Interest Rate Cap Strike Rate--8%................... $ 61,038,000 $410,000 $     1,000
Interest Rate Collar Ceiling Strike Rate--8% Floor
  Strike Rate--6%...................................   56,356,800  295,000  (3,310,295)
Interest Rate Swap Pay fixed--6.35% Receive Variable   28,178,400  221,000  (1,840,126)
                                                     ------------ -------- -----------
   Total............................................ $145,573,200 $926,000 $(5,149,421)
                                                     ============ ======== ===========

                        MOHEGAN TRIBAL GAMING AUTHORITY

   All derivative instruments are based on one-month LIBOR. One-month LIBOR was 2.64% on September 30, 2001.

   For the year ended September 30, 2001, the Authority recognized a net loss of $949,000 relating to the change in time value of its derivative instruments, as reflected in the statement of income (loss).

Senior Notes

   On March 3, 1999, the Authority issued $200.0 million Senior Notes with fixed interest payable at a rate of 8.125% per annum (the "Senior Notes"). Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The Senior Notes mature on January 1, 2006. The Senior Notes are unsecured general obligations of the Authority rank pari passu in right of payment with all current and future unsecured senior indebtedness of the Authority. However, borrowing under the syndicated $500.0 million Bank Credit Facility and other capital lease obligations are secured by first priority liens on substantially all of the assets of the Authority. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority or the Tribe, the holders of secured debt may be paid in full in cash before any payment may be made with respect to the Senior Notes. The Senior Notes rank equally in right of payment with 50% of the Authority's payment obligations under the Relinquishment Agreement (see Note
13) and rank senior to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement. As of September 30, 2001 and 2000, accrued interest on the Senior Notes was $4.1 million.

1999 Senior Subordinated Notes

   On March 3, 1999, the Authority issued the $300.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.75% per annum (the "1999 Senior Subordinated Notes"). Interest on the 1999 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 1999 Senior Subordinated Notes mature on January 1, 2009. The 1999 Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and 50% of the Authority's payment obligations under the Relinquishment Agreement. The 1999 Senior Subordinated Notes rank equally with the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement. As of September 30, 2001 and 2000, accrued interest on the 1999 Senior Subordinated Notes was $6.6 million.

2001 Senior Subordinated Notes

   On July 26, 2001, the Authority issued $150.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.375% per annum (the "2001 Senior Subordinated Notes"). Interest on the 2001 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 2001 Senior Subordinated Notes mature on July 1, 2011. The 2001 Senior Subordinated Notes are unsecured general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and 50% of the Authority's payment obligations under the Relinquishment Agreement. The 2001 Senior Subordinated Notes rank equally with the 1999 Senior Subordinated Notes and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement. As of September 30, 2001 and 2000, accrued interest on the 2001 Senior Subordinated Notes was $2.3 million.

Letters of Credit

   The Authority has available a $250,000 unsecured letter of credit that will expire in August 2002 and a $550,000 letter of credit with Bank of America that expires in April 2002. The $550,000 letter of credit was reduced from $1.0 million on April 13, 2001. As of September 30, 2001 and 2000, no amounts were drawn on the letters of credit.

                        MOHEGAN TRIBAL GAMING AUTHORITY

NOTE 9--LEASES

   At September 30, 2001, the Authority was obligated under capital leases to make future minimum lease payments of $1.6 million, of which $54,000 represents interest for the fiscal year ending September 30, 2002.

   In October and November 2001, the Authority repaid the total obligation under the capital leases.

   Operating lease expenses, excluding costs to obtain assets, were $2.5 million and $3.6 million for the years ended September 30, 2000 and 1999, respectively. During fiscal 2000, the Authority purchased equipment previously used under operating leases for $2.7 million. No operating leases existed as of September 30, 2001.

NOTE 10--RELATED PARTY TRANSACTIONS

   The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. During the fiscal years ended September 30, 2001, 2000 and 1999, the Authority incurred $10.9 million, $9.9 million and $8.3 million, respectively, of expenses for such services.

   Prior to October 1, 2000, the Authority operated a retail outlet at Mohegan Sun and purchased goods for resale at this location from a limited liability company ("Little People, LLC") owned by the Tribe. For the fiscal years ended September 30, 2000 and 1999 the Authority purchased $348,000 and $417,000, respectively, of such goods from Little People, LLC. On October 1, 2000, the Tribe assumed the management of this retail outlet from the Authority and purchased the remaining inventory from the Authority for approximately $172,000. The Authority and Little People, LLC have entered into a lease agreement, whereby Little People, LLC leases retail space located in the casino from the Authority. The lease term expires on June 30, 2006 and may be renewed on a monthly basis. Little People, LLC is not obligated to pay any base rent. The Authority reimburses the Tribe for sales where patron player's club points are utilized.

   The Tribe, through one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For the fiscal years ended September 30, 2001, 2000 and 1999, the Authority expended $386,000, $386,000 and $412,000, respectively, relating to these land lease agreements.

   The Tribe provided services through its Development Department for projects related to Mohegan Sun and Project Sunburst. The Authority incurred $954,000 of such expenses associated with the Development Department for the fiscal year ended September 30, 2000. There were no expenses incurred during the year ended September 30, 2001.

   On August 7, 2001, the Tribe issued Gaming Authority Priority Distribution Payment Public Improvement Bond Anticipation Notes (the "Series 2001 BANS"). Debt service on the Series 2001 BANS is paid from 95% of amounts received from the Authority under the Priority Distribution Agreement. The Priority Distribution Agreement obligates the Authority to make monthly priority distribution payments to the Tribe in a maximum aggregate amount of $14.0 million per calendar year, adjusted annually in accordance with the formula specified in the Priority Distribution Agreement to reflect the effects of inflation. However, payments pursuant to the Priority Distribution Agreement do not reduce the Authority's obligations to make payments pursuant to invoices for governmental services provided by the Tribe or any payments under any other agreements with the Tribe to the extent that such agreements are permitted under the Bank Credit Facility. The priority distribution payments are limited obligations of the Authority payable only to the extent of its net cash flow, as defined in the Priority Distribution Agreement, and are not secured by a lien or encumbrance on any assets or property of the Authority. The remaining 5% of each priority distribution payment is remitted to the Tribe free and clear of any lien. The

                        MOHEGAN TRIBAL GAMING AUTHORITY

Authority's financial statements reflect payments associated with the Priority Distribution Agreement of $14.0 million for the fiscal year ended September 30, 2001. The Authority's payment obligations under the Relinquishment Agreement (see Note 13) are subordinated in right of payment to the minimum distribution payment as defined in the Relinquishment Agreement, from the Authority to the Tribe to the extent then due.

   In compliance with the restrictive provisions of the Bank Credit Facility and the Authority's indentures, the Authority distributed to the Tribe $30.0 million, net of $14.0 million related to the Priority Distribution Agreement, during the fiscal year 2001.

   On September 25, 1995, the Tribe adopted the Mohegan Tribal Employment Rights Ordinance (the "TERO"), which sets forth hiring and contracting preference requirements for employers and entities conducting business on Tribal land or working on behalf of the Tribe. Pursuant to the TERO, an employer is required to give hiring, promotion, training, retention and other employment-related preferences to Native Americans who meet the minimum qualifications for the applicable employment position. However, this preference requirement does not apply to key employees, as such persons are defined in the TERO. In addition, when staffing the operations of the Project Sunburst expansion, the Development Agreement requires TCA to give hiring and recruiting preferences, first to qualified members of the Tribe (and their spouses and children) and then to enrolled members of other federally recognized Indian tribes.

   Similarly, any entity awarding a contract to be performed on Tribal land or on behalf of the Tribe must give preference, first to certified Mohegan entities and second to other certified Indian entities. This contracting preference is conditioned upon the bid by the preferred certified entity being within 5% of the lowest bid by a non-certified entity (unless the preferred certified entity's bid exceeds $100,000 of the lowest bid by a non-certified entity). The TERO establishes procedures and requirements for certifying Mohegan entities and other Indian entities. Certification is based largely on the level of ownership and control exercised by the members of the Tribe or other Indian tribes, as the case may be, over the entity bidding on a contract. A number of contracts for Project Sunburst were awarded to companies controlled by Tribal members under the TERO provision described above.

   The Authority engages McFarland Johnson, Inc. for surveying, civil engineering and professional design services. Roland Harris, a current member and a former Chairman of the Management Board and the Tribal Council, was a consultant for this firm pursuant to a consulting agreement which expired in May 2001. For the fiscal years ended September 30, 2001, 2000 and 1999, the Authority incurred $175,000, $792,000 and $373,000, respectively, for such services provided by McFarland Johnson. McFarland Johnson formerly conducted business as Harris and Clark, Inc. The Authority believes that the terms of this engagement are comparable to those that would pertain to arms length engagement with an unaffiliated firm.

   As of September 30, 2001, 146 employees of the Authority were members of the Tribe.

NOTE 11--EMPLOYEE BENEFIT PLANS

   The Authority maintains a retirement savings plan for its employees under
Section 401(k) of the Internal Revenue Code ("401(k) Plan"). The plan allows employees of the Authority to defer up to the lesser of the maximum amount prescribed by the Internal Revenue Code or 15% of their income on a pre-tax basis, through contributions to the 401(k) Plan. The Authority matches 100% of the eligible employees' contributions up to a maximum of 3% of their individual earnings. The Authority recorded matching contributions of approximately $2.7 million, $2.9 million and $2.0 million, respectively, to this plan for the years ended September 30, 2001, 2000 and 1999, respectively.

                        MOHEGAN TRIBAL GAMING AUTHORITY

   The Authority, together with the Tribe, maintains a Non-Qualified Deferred Compensation Plan (the "Deferred Compensation Plan") for certain key employees. This plan allows participants to defer up to 100% of their pre-tax income to the plan. For the fiscal years ended September 30, 2001, 2000 and 1999, contributions, net of withdrawals, totaled $657,000, $703,000 and $144,000, respectively.

   On April 18, 2001, the Authority announced a Deferred Retirement Plan (the "Retirement Plan") for all employees sponsored by the Authority. The Retirement Plan was effective July 2, 2001 and contributions by the Authority are based on hours worked. Employee become eligible after 90 days of employment and will be fully vested at the completion of seven years of employment. For the year ended September 30, 2001 the Authority has contributed $986,000 to the Retirement Plan.

NOTE 12--COMMITMENTS AND CONTINGENCIES

Project Sunburst

   The Authority has received authorization from the Tribe to expend up to $960.0 million, excluding capitalized interest for completion of Project Sunburst. As of September 30, 2001, the Authority has spent $807.9 million, excluding capitalized interest on Project Sunburst. The remaining $152.1 million is anticipated to be spent during fiscal 2002.

The Mohegan Compact

   The Mohegan Compact stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut ("Slot Win Contribution"). For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of (i) 25% of gross revenues from slot machines or (ii) $80.0 million.

   The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino table games within Connecticut, except those consented to by the Tribe and the Mashantucket Pequot Tribe. The Authority reflected expenses associated with the Slot Win Contribution totaling $144.6 million, $135.1 million and $121.1 million, respectively for the fiscal years ended September 30, 2001, 2000 and 1999.

Agreement with the Town of Montville

   On June 16, 1994, the Tribe and the Town of Montville (the "Town") entered into an agreement whereby the Tribe agreed to pay to the Town a recurring annual payment of $500,000 to minimize the impact on the Town resulting from the decreased tax revenues on reservation land held in trust. Additionally, the Tribe agreed to make a one-time payment of $3.0 million towards infrastructure improvements to the Town's water system. The Tribe has assigned its rights and obligations in this agreement to the Authority. As of September 30, 2001, the Authority has fulfilled this obligation and paid $3.0 million to the Town for improvements to the municipal water system, which has been included in other assets in the accompanying balance sheets and is being amortized over 40 years.

Land Lease from the Tribe to the Authority

   The land upon which Mohegan Sun is situated is held in trust for the Tribe by the United States. The Tribe and the Authority have entered into a land lease under which the Tribe leases to the Authority the property and

                        MOHEGAN TRIBAL GAMING AUTHORITY
all buildings, improvements and related facilities constructed or installed on the property. The lease was approved by the Secretary of the Interior on September 29, 1995. Summarized below are several key provisions of this lease.

  Term

   The term of the lease is 25 years with an option, exercisable by the Authority, to extend the term for one additional 25-year period. Upon the termination of the lease, the Authority will be required to surrender to the Tribe possession of the property and improvements, excluding any equipment, furniture, trade fixtures or other personal property.

  Rent and Other Operating Expenses

   The Authority is required to pay to the Tribe a nominal annual rental fee. For any period when the Tribe or another agency or instrumentality of the Tribe is not the tenant under the lease, the rent will be 8% of the tenant's gross revenues from the premises. The Authority is responsible for the payment of all costs of owning, operating, constructing, maintaining, repairing, replacing and insuring the leased property.

  Use of Leased Property

   The Authority may use the leased property and improvements solely for the construction and operation of Mohegan Sun, unless prior approval is obtained from the Tribe for any proposed alternative use. Similarly, no construction or alteration of any building or improvement located on the leased property by the Authority may be made unless complete and final plans and specifications have been approved by the Tribe. Following foreclosure of any mortgage on the Authority's interest under the lease or any transfer of such interest to the holder of such mortgage in lieu of foreclosure, the leased property and improvements may be used for any lawful purpose, subject only to applicable codes and governmental regulations; provided, however, that a non-Indian holder of the leased property may in no event conduct gaming operations on the property.

  Permitted Mortgages and Rights of Permitted Mortgages

   The Authority may not mortgage, pledge or otherwise encumber its leasehold estate in the leased property except to a holder of a permitted mortgage. Under the lease, a "permitted mortgage" includes the leasehold mortgage securing the Authority's obligations under the Bank Credit Facility granted by the Authority that provides, among other things, that (1) the Tribe will have the right to notice of, and to cure, any default of the Authority, (2) the Tribe will have the right to prior notice of an intention by the holder to foreclose on the permitted mortgage and the right to purchase the mortgage in lieu of any foreclosure, and (3) the permitted mortgage is subject and subordinated to any and all access and utility easements granted by the Tribe under the lease. As provided in the lease, each holder of a permitted mortgage has the right to notice of any default of the Authority under the lease and the opportunity to cure such default within any applicable cure period.

  Default Remedies

   The Authority will be in default under the lease if, subject to the notice provisions, it fails to make lease payments or to comply with its covenants under the lease or if it pledges, encumbers or conveys its interest in the lease in violation of the terms of the lease. Following a default, the Tribe may, with approval from the Secretary of the Interior, terminate the lease unless a permitted mortgage remains outstanding with respect to the leased property. In that case, the Tribe may not (1) terminate the lease or the Authority's right to possession of the

                        MOHEGAN TRIBAL GAMING AUTHORITY
leased property, (2) exercise any right of re-entry, (3) take possession of and/or relet the leased property or any portion thereof, or (4) enforce any other right or remedy which may materially and adversely affect the rights of the holder of the permitted mortgage, unless the default triggering such rights was a monetary default which such holder failed to cure after notice.

Expansion Construction Management Agreement with Perini Building Company, Inc.

   The Authority engaged Perini Building Company, Inc. ("Perini") as construction manager to provide construction management services for Project Sunburst. As construction manager, Perini is receiving a fee of $25.5 million for services including, but not limited to, pre-construction review and construction phase contract administration. As of September 30, 2001, Perini has received $14.0 million of the $25.5 million fee which has been included in "construction in process" in the accompanying balance sheets. The Construction Management Agreement contains a limited waiver of sovereign immunity to permit the commencement, maintenance and enforcement of any dispute, claim and/or cause of action arising under the Construction Management Agreement. In conjunction with the limited waiver of sovereign immunity, Perini may seek satisfaction of judgment against the undistributed and/or future revenues of Project Sunburst and/or the existing Mohegan Sun facility.

Litigation

   The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a materially adverse effect on the Authority's financial position or results of operations.

NOTE 13--TCA AGREEMENTS

Management Agreement

   On September 30, 1995, the Tribe and TCA entered into the Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"), pursuant to which the Tribe retained and engaged TCA, on an independent contractor basis, to operate, manage and market Mohegan Sun.

   The Tribe assigned its rights and obligations under the Management Agreement to the Authority. TCA had a responsibility to manage Mohegan Sun in exchange for payments ranging from 30% to 40% of net income, before management fees, as defined, depending upon profitability levels. Management fees totaled $13.6 million and $59.5 million, respectively, for the fiscal years ended September 30, 2000 and 1999. The amount for fiscal 2000 represents only the amounts earned from the period October 1, 1999 through December 31, 1999, the date upon which the Management Agreement was terminated.

Relinquishment Agreement

   In February 1998, the Authority and TCA entered into an agreement, (the "Relinquishment Agreement"). The Relinquishment Agreement superceded the Management Agreement effective January 1, 2000 (the "Relinquishment Date"), and provides that the Authority is to make certain payments to TCA out of, and determined as a percentage of, the gross revenues generated by the Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments ("Senior Relinquishment Payments" and "Junior Relinquishment Payments"), each of which are calculated as 2.5% of revenues, as defined, have separate payment schedules and priority. Payment of Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days following the end of the first three-month period following the Relinquishment Date and continue at the end of each three-month period occurring thereafter until December 31, 2014. Junior

                        MOHEGAN TRIBAL GAMING AUTHORITY

Relinquishment Payments commenced on July 25, 2000, twenty-five days following the end of the first six-month period following the Relinquishment Date and continue at the end of each six-month period occurring thereafter until December 31, 2014. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. "Revenues" are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention/events center and all rental or other receipts from lessees and concessionaires but not the gross receipts of such lessees, licenses and concessionaires).

   In the fourth quarter of 2000, TCA notified the Authority that it did not agree with the Authority's treatment of certain promotional transactions that, in TCA's opinion, has resulted in a reduction in revenues subject to the Relinquishment Agreement. The Authority and TCA have agreed on the accounting for Revenues related to certain promotional allowances in accordance with the Relinquishment Agreement. As a result, in August 2001, the Authority paid TCA approximately $137,000 of additional relinquishment fees.

   The Authority, in accordance with SFAS No. 5, "Accounting for Contingencies," has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement. A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues utilizing the Authority's risk free investment rate. At September 30, 2001, the carrying amount of the relinquishment liability was $592.0 million as compared to $672.9 million at September 30, 2000. The decrease is due to $42.3 million in relinquishment payments and income of $74.4 million related to the reassessment and reduction of revenue projections. This decrease is partially offset by $35.8 million in accretion of relinquishment liability discount. Of the $42.3 million in relinquishment payments for the fiscal year ended September 30, 2001, $9.7 million represents principal amounts and the remaining $32.6 million is payment for the accretion of interest. Relinquishment payments of $20.0 million were made during the fiscal year ended September 30, 2000. Of the $20.0 million in relinquishment payments for the fiscal year ended September 30, 2000, $8.5 million represents principal payments and the remaining $11.5 million is payment for the accretion of interest. There were no relinquishment payments made during the fiscal year ended September 30, 1999. The accretion described above resulted from the impact on the discount for the time value of money due to the passage of time. As of September 30, 2001, relinquishment payments earned but unpaid were $11.5 million.

Development Agreement

   On February 7, 1998, the Authority and TCA entered into a development services agreement (the "Development Agreement"). Under the Development Agreement, TCA is responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst. TCA is acting as the Authority's representative in connection with construction contracts that are approved by the Authority. Specifically, TCA is responsible for overseeing all persons performing work on the expansion site, inspecting the progress of construction, determining completion dates and reviewing contractor payment requests submitted to the Authority. The Development Agreement specifically gives TCA the right to include provisions in construction contracts that impose liquidated damage payments in the event of failure to meet construction schedules.

  Payment of the Development Fee

   Under the Development Agreement, the Authority is required to pay to TCA a development fee of $14.0 million. Pursuant to the payment schedule described in the Development Agreement, on January 15, 2000, the Authority began paying the development fee to TCA on a quarterly basis, based upon the incremental

                        MOHEGAN TRIBAL GAMING AUTHORITY
completion as of each payment date. As of September 30, 2001, the Authority has incurred $11.3 million related to the TCA development fee, of which $9.3 million has been paid.

  Termination and Disputes

   The Development Agreement terminates upon the earlier of (a) completion of Project Sunburst or (b) February 7, 2008. In addition, each party has the right to terminate the Development Agreement if there is a material default or failure to perform a material duty or obligation by the other party. The parties must submit disputes arising under the Development Agreement to arbitration and have agreed that punitive damages may not be awarded to either party by an arbitrator. The Authority has also waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purposes of compelling arbitration or enforcing any arbitration or judicial award arising out of the Development Agreement.

NOTE 14--COMPREHENSIVE INCOME

   SFAS No. 130 "Reporting Comprehensive Income", requires that the Authority disclose comprehensive income and its components. The objective of SFAS No. 130 is to report a measure of all changes in the equity of a company that result from transactions and other economic events of the period other than transactions with stockholders. Comprehensive income is the total of net income and all other non-stockholder changes in equity ("Other Comprehensive Income").

   The Authority has recognized the intrinsic value associated with its derivative instruments in accordance with SFAS No. 133 upon becoming effective as of January 1, 2001.

                                                For the Year Ended
                                                September 30, 2001
                                                ------------------
                                                  (in thousands)
              Net Income.......................      $204,848
              Derivative instruments adjustment        (5,127)
                                                     --------
              Comprehensive Income.............      $199,721
                                                     ========

NOTE 15--EXTRAORDINARY ITEMS

   The Authority incurred $38.4 million in extraordinary items for the year ended September 30, 1999. Included in the expense is $33.7 million related to the early extinguishment of the Senior Secured Notes and $5.2 million related to the write-off of financing fees associated with the original facility construction. Also included is an extraordinary gain for the forgiveness of debt of $500,000 associated with the defeasance of the Subordinated Notes (See
Note 8).

                        MOHEGAN TRIBAL GAMING AUTHORITY

                                BALANCE SHEETS
                                (in thousands)

                                                     March 31,  September 30,
                                                       2002         2001
                                                    ----------- -------------
                                                    (unaudited)
                       ASSETS
   Current assets:
      Cash and cash equivalents.................... $   80,656   $   74,284
      Receivables, net.............................     12,154        7,163
      Inventories..................................     12,064       11,455
      Other current assets.........................     16,196       12,706
                                                    ----------   ----------
          Total current assets.....................    121,070      105,608
   Non-current assets:
      Property and equipment, net..................  1,044,552      935,016
      Construction in process......................    340,244      267,653
      Trademark, net...............................    119,692      119,692
      Other assets, net............................     29,131       24,766
                                                    ----------   ----------
          Total assets............................. $1,654,689   $1,452,735
                                                    ==========   ==========
               LIABILITIES AND CAPITAL
   Current liabilities:
      Current portion of capital lease obligations. $       --   $    1,514
      Current portion of relinquishment liability..     69,207       68,272
      Accounts payable and accrued expenses........     73,782       73,548
      Construction accounts payable................     70,306       65,768
      Accrued interest payable.....................     16,080       13,062
                                                    ----------   ----------
          Total current liabilities................    229,375      222,164
   Non-current liabilities:
      Long-term debt...............................  1,099,000      908,000
      Relinquishment liability.....................    516,516      523,736
      Other long-term liabilities..................      3,824        5,232
                                                    ----------   ----------
          Total liabilities........................  1,848,715    1,659,132
                                                    ----------   ----------
   Commitments and contingencies (Note 5)
   Capital:
      Retained deficit.............................   (190,357)    (201,270)
      Accumulated other comprehensive loss.........     (3,669)      (5,127)
                                                    ----------   ----------
                                                      (194,026)    (206,397)
                                                    ----------   ----------
          Total liabilities and capital............ $1,654,689   $1,452,735
                                                    ==========   ==========

                The accompanying notes to the financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                             STATEMENTS OF INCOME
                                (in thousands)

                                                      For the        For the      For the Six    For the Six
                                                   Quarter Ended  Quarter Ended   Months Ended   Months Ended
                                                   March 31, 2002 March 31, 2001 March 31, 2002 March 31, 2001
                                                   -------------- -------------- -------------- --------------
                                                    (unaudited)    (unaudited)    (unaudited)    (unaudited)
Revenues:
   Gaming.........................................    $221,254       $180,605       $448,121       $355,563
   Food and beverage..............................      14,946         11,037         32,037         21,761
   Retail, entertainment and other................      12,943         11,981         27,588         28,576
                                                      --------       --------       --------       --------
     Gross revenues...............................     249,143        203,623        507,746        405,900
   Less--Promotional allowances...................     (14,461)       (15,843)       (31,588)       (35,030)
                                                      --------       --------       --------       --------
Net revenues......................................     234,682        187,780        476,158        370,870
                                                      --------       --------       --------       --------
Cost and expenses:
   Gaming.........................................     119,725         87,122        253,015        180,423
   Food and beverage..............................      10,131          5,943         21,222         12,020
   Retail, entertainment and other................       5,818          4,483         14,728          9,292
   General and administration.....................      30,847         26,087         68,685         53,707
   Pre-opening costs..............................       2,006          1,927          3,663          3,316
   Depreciation and amortization..................      20,013          6,943         37,276         13,522
                                                      --------       --------       --------       --------
       Total costs and expenses...................     188,540        132,505        398,589        272,280
                                                      --------       --------       --------       --------
Income from operations............................      46,142         55,275         77,569         98,590
                                                      --------       --------       --------       --------
Other income (expense):
   Accretion of relinquishment liability discount
     (Note 6).....................................      (9,084)        (8,958)       (18,167)       (17,916)
   Interest and other income......................         117            578            240          1,742
   Interest expense, net of capitalized interest
     (Note 5).....................................     (17,147)        (5,890)       (31,946)       (11,815)
   Other non-operating expense....................         (50)            --            (87)            --
   Change in fair value of derivative
     instruments (Note 3).........................          11            865             (5)        (1,277)
                                                      --------       --------       --------       --------
                                                       (26,153)       (13,405)       (49,965)       (29,266)
                                                      --------       --------       --------       --------
Income from continuing operations.................      19,989         41,870         27,604         69,324
   Loss from discontinued operations..............          --           (335)            --           (527)
                                                      --------       --------       --------       --------
Net income........................................    $ 19,989       $ 41,535       $ 27,604       $ 68,797
                                                      ========       ========       ========       ========

              The accompanying notes to the financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                             STATEMENTS OF CAPITAL
                                (in thousands)

                                                 For the Six Months Ended For the Six Months Ended
                                                      March 31, 2002           March 31, 2001
                                                 ------------------------ -----------------------
                                                       (unaudited)              (unaudited)
                                                            Comprehensive            Comprehensive
                                                  Capital      Income      Capital      Income
                                                 ---------  ------------- ---------  -------------
Balance September 30............................ $(201,270)               $(362,118)
Net income......................................    27,604     $27,604       68,797     $68,797
Distributions to Tribe..........................   (16,691)                 (20,000)
                                                 ---------                ---------
Balance March 31................................  (190,357)                (313,321)
                                                 ---------                ---------
Accumulated other comprehensive loss............    (5,127)                      --
Unrealized gain (loss) on derivative instruments                 1,458                   (2,291)
                                                               -------                  -------
Other comprehensive income......................     1,458       1,458       (2,291)     (2,291)
                                                 ---------     -------    ---------     -------
Comprehensive income............................               $29,062                  $66,506
                                                               =======                  =======
Balance March 31................................    (3,669)
                                                 ---------
Ending balance.................................. $(194,026)               $(315,612)
                                                 =========                =========



                The accompanying notes to the financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                           STATEMENTS OF CASH FLOWS
                                (in thousands)

                                                                 For the Six Months Ended For the Six Months Ended
                                                                      March 31, 2002           March 31, 2001
                                                                 ------------------------ ------------------------
                                                                       (unaudited)              (unaudited)
Cash flows provided by operating activities:
   Net income...................................................        $  27,604                $  68,797
   Adjustments to reconcile net income to net cash flow
     provided by operating activities:
       Depreciation and amortization............................           37,276                   13,522
       Loss on early extinguishment of debt.....................                6                       --
       Loss on asset disposal...................................               80                       --
       Provision for losses on receivables......................              459                      275
       Accretion of relinquishment liability discount...........           18,167                   17,916
       Cash paid for accretion of relinquishment liability
         discount...............................................          (18,041)                 (14,721)
       Change in fair value of derivative instruments...........                5                    1,277
   Changes in operating assets and liabilities:
       Increase in receivables and other assets.................          (10,391)                 (16,547)
       Increase in accounts payable and accrued expenses........            3,252                    6,312
                                                                        ---------                ---------
       Net cash flows provided by operating activities..........           58,417                   76,831
                                                                        ---------                ---------
Cash flows used in investing activities:
   Purchase of property and equipment...........................         (144,229)                  (8,744)
   Increase in construction in process, net of change in
     construction accounts payable of $4,538 and $9,027,
     respectively...............................................          (68,053)                (218,067)
   Proceeds from asset sale.....................................               72                       --
                                                                        ---------                ---------
       Net cash flows used in investing activities..............         (212,210)                (226,811)
                                                                        ---------                ---------
Cash flows provided by financing activities:
   Proceeds from issuance of long-term debt.....................          250,000                       --
   Draw on Bank Credit Facility.................................          184,000                  128,000
   Payment on Bank Credit Facility..............................         (243,000)                      --
   Principal portion of relinquishment payments.................           (6,411)                  (6,310)
   Distributions to Tribe.......................................          (16,691)                 (20,000)
   Capitalized financing fees...................................           (6,257)                  (2,234)
   Payment on equipment financing...............................           (1,520)                  (2,719)
   Increase in other long-term liabilities......................               44                       --
                                                                        ---------                ---------
       Net cash flows provided by financing activities..........          160,165                   96,737
                                                                        ---------                ---------
       Net increase (decrease) in cash and cash equivalents.....            6,372                  (53,243)
Cash and cash equivalents at beginning of period................           74,284                  115,731
                                                                        ---------                ---------
Cash and cash equivalents at end of period......................        $  80,656                $  62,488
                                                                        =========                =========
Supplemental disclosures:
   Cash paid during the period for interest.....................        $  41,286                $  22,111

              The accompanying notes to the financial statements should be read in conjunction with the financial statements

                        MOHEGAN TRIBAL GAMING AUTHORITY

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION AND BASIS OF PRESENTATION

   The Mohegan Tribe of Indians of Connecticut (the "Tribe") established the Mohegan Tribal Gaming Authority (the "Authority"), in July 1995 with the exclusive power to conduct and regulate gaming activities for the Tribe on Tribal lands. On October 12, 1996, the Authority opened a casino known as the Mohegan Sun Casino ("Mohegan Sun"). The Authority is governed by a nine-member Management Board, consisting of the same nine members as those of the Tribal Council (the governing body of the Tribe). Any change in the composition of the Tribal Council results in a corresponding change in the Authority's Management Board. The General Manager and other senior officers of Mohegan Sun are hired by the Management Board and are employees of the Authority.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   The accompanying unaudited financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America for interim financial information and with the instructions to Form 10-Q and Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals and adjustments) considered necessary for a fair presentation have been included. Operating results for the period ending March 31, 2002 are not necessarily indicative of the results that may be expected for the year ending September 30, 2002. For further information, refer to the financial statements and footnotes thereto included in the Authority's annual report on Form 10-K for the year ended September 30, 2001.

New Accounting Pronouncements

   In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." SFAS No. 144 modifies the rules for accounting for the impairment or disposal of long-lived assets. The new rules become effective for fiscal years beginning after December 15, 2001, with earlier application encouraged. The Authority has not adopted SFAS No. 144, and has not yet quantified the impact of implementing SFAS No. 144 on the Authority's financial statements, but does not anticipate a negative effect on the Authority's financial position, results of operations or cash flows upon adoption of the standard.

   The Authority adopted SFAS No. 142 on October 1, 2001. Under SFAS No. 142, the Mohegan Sun trademark is no longer subject to amortization over its estimated useful life as it has been deemed to have an indefinite useful life. However, SFAS No. 142 requires the trademark to be evaluated at least annually for impairment by applying a fair-value based test and, if impairment occurs, the amount of impaired trademark must be written off immediately. With the adoption of SFAS No. 142, the Authority no longer records amortization of the trademark. For the quarter and six months ended March 31, 2001, the Authority recorded $859,000 and $1.7 million, respectively, related to the amortization of the trademark. The Authority has applied the initial fair value test and has determined that no impairment exists at March 31, 2002.

                            Three Months Ended             Six Months Ended
                       ----------------------------- -----------------------------
                       March 31, 2002 March 31, 2001 March 31, 2002 March 31, 2001
                       -------------- -------------- -------------- --------------
Net income............    $19,989        $41,535        $27,604        $66,797
Trademark amortization         --            859             --          1,718
                          -------        -------        -------        -------
As adjusted net income    $19,989        $42,394        $27,604        $70,515
                          =======        =======        =======        =======

                        MOHEGAN TRIBAL GAMING AUTHORITY

   In April 2002, FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections as of April 2002." SFAS No. 145 rescinds FASB Statement No. 4, "Reporting Gains and Losses from Extinguishment of Debt," and an amendment of that Statement, FASB Statement No. 64, "Extinguishments of Debt Made to Satisfy Sinking-Fund Requirements." The Statement also rescinds FASB Statement No. 44, "Accounting for Intangible Assets of Motor Carriers." The Statement amends FASB Statement No. 13, "Accounting for Leases," to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. The Statement also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The provisions of this Statement related to the rescission of Statement 4 shall be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item shall be reclassified. Early application of the provisions of this Statement related to the rescission of Statement 4 is encouraged. The provisions in paragraphs 8 and 9(c) of this Statement related to Statement 13 shall be effective for transactions occurring after May 15, 2002, with early application encouraged. All other provisions of this Statement shall be effective for financial statements issued on or after May 15, 2002, with early application encouraged. The Authority has not adopted SFAS No. 145 and has not yet quantified the impact of implementing SFAS No. 145 on the Authority's financial statements. The Authority does not anticipate a negative effect on the Authority's financial position, results of operations or cash flows upon adoption of the standard.

Reclassifications

   Certain amounts in the 2001 financial statements have been reclassified to conform with the 2002 presentation.

NOTE 3--FINANCING FACILITIES

   Financing facilities, as described below, consisted of the following (in thousands):

                                               March 31,  September 30,
                                                 2002         2001
                                               ---------- -------------
        Bank Credit Facility.................. $  199,000   $258,000
        $200M 8 1/8% Senior Notes.............    200,000    200,000
        $300M 8 3/4% Senior Subordinated Notes    300,000    300,000
        $150M 8 3/8% Senior Subordinated Notes    150,000    150,000
        $250M 8% Senior Subordinated Notes....    250,000         --
                                               ----------   --------
                                               $1,099,000   $908,000
                                               ==========   ========

Bank Credit Facility

   On March 26, 2002 the Authority reduced the commitment amount on the Bank Credit Facility to $400.0 million from $500.0 million (see Third Amendment below). As of March 31, 2002, the Authority had $199.0 million outstanding under a $400.0 million reducing, revolving, collateralized credit facility (the "Bank Credit Facility") with a syndicate of lenders led by Bank of America N.A. (formerly known as Bank of America National Trust and Savings Association). The Authority draws on the Bank Credit Facility primarily in connection with the major expansion of Mohegan Sun, known as Project Sunburst, and other capital expenditure

                        MOHEGAN TRIBAL GAMING AUTHORITY
projects. The Bank Credit Facility is collateralized by a lien on substantially all of the Authority's assets, by a leasehold mortgage on the land and improvements which comprise Mohegan Sun, and by each of the Authority's cash operating accounts.

   At the Authority's option, each advance of loan proceeds accrues interest on the basis of a base rate or on the basis of a one-month, two-month, three-month or six-month London Inter-Bank Offered Rate ("LIBOR") plus, in either case, the applicable spread (based on the Authority's Total Leverage Ratio as defined in the Bank Credit Facility). One-month LIBOR at March 31, 2002 was 1.88% and the applicable spread on a LIBOR loan was 2.625%. Interest on each LIBOR loan that is for a term of a quarter or less is due and payable on the last day of the related interest period. Interest on each base rate loan is due and payable quarterly in arrears. The Authority has no base rate loans at March 31, 2002. Accrued interest on the Bank Credit Facility was $148,000 at March 31, 2002.

   On February 20, 2002, the Authority used the net proceeds from the issuance of the $250.0 million 8% Senior Subordinated Notes to repay a portion of the outstanding balance under the Bank Credit Facility.

  Recent Amendments to the Bank Credit Facility

   During the quarter ended March 31, 2002, the Authority received consent of its lenders for two amendments. On February 8, 2002, the Authority received the requisite consent of its lenders for Amendment No. 2 to its Bank Credit Facility. The amendment revised several of the restrictive covenants governing the Authority's activities and finances. On March 26, 2002, the Authority received the requisite consent of its lenders for Amendment No. 3 to its Bank Credit Facility. The amendment reduced the lenders' commitment from $500.0 million to $400.0 million effective March 26, 2002, and changed the first subsequent scheduled commitment reduction date to September 30, 2002 from March 31, 2002. The amount of each reduction on the last day of each fiscal quarter must equal 10% of the commitment as in effect immediately prior to the first such reduction. For more information regarding the amendments to the Bank Credit Facility, see the Authority's 8-Ks filed on February 12, 2002 and March 26, 2002, respectively.

Financial Covenant Requirements

   The Authority's debt agreements require, among other restrictions, the maintenance of various financial covenants and terms including a fixed charge coverage ratio, and certain debt leverage ratios. As of March 31, 2002, the Authority was in compliance with all financial covenant requirements.

   The Authority uses derivative instruments, including an interest rate cap, collar, and swap in its strategy to manage interest rate risk associated with the variable interest rates applicable to advances under the Bank Credit Facility. The Authority's objective in managing interest rate risk is to ensure appropriate income and sufficient liquidity to meet its obligations. The Authority analyzes interest rate risk using various models that forecast cash flows of the liabilities and their supporting assets, including derivative instruments. The Authority does not believe that there is any material risk exposure with respect to derivative or other financial instruments which it currently holds. The Authority continually monitors these exposures and makes the appropriate adjustments to manage these risks within management's established limits.

   The Authority is considered an "end user" of derivative instruments and engages in derivative transactions for risk management purposes only. On October 1, 2000, the Authority adopted SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities," designated all derivative instruments as cash flow hedging instruments and marked them to market. The impact of the adoption of SFAS 133 was not material to the financial position of the Authority taken as a whole. The Authority excludes the change in time value when assessing the effectiveness of the hedging relationships. All derivatives are evaluated quarterly and were deemed to be effective at March 31, 2002.

                        MOHEGAN TRIBAL GAMING AUTHORITY

   Derivative instruments held by the Authority at March 31, 2002 are as follows:

                                       Notional     Cost      Market
                                     ------------ -------- -----------
         Interest Rate Cap
            Strike Rate--8%......... $ 69,883,000 $410,000 $     1,300
         Interest Rate Collar
            Ceiling Strike Rate--8%
            Floor Strike Rate--6%...   79,063,800  295,000  (2,383,757)
         Interest Rate Swap
            Pay fixed--6.35%
            Receive Variable........   39,531,900  221,000  (1,314,262)
                                     ------------ -------- -----------
         Total...................... $188,478,700 $926,000 $(3,696,719)
                                     ============ ======== ===========

   All derivative instruments are based on one-month LIBOR. One-month LIBOR was 1.88% on March 31, 2002.

   For the quarters ended March 31, 2002 and 2001, the Authority recognized a net gain of $11,000 and $865,000 respectively, relating to the change in time value of its derivative instruments, as reflected in the statements of income.The Authority recognized a net loss of $5,000 and $1,277,000 for the six months ended March 31, 2002 and 2001, respectively.

Senior Notes

   On March 3, 1999, the Authority issued $200.0 million Senior Notes with fixed interest payable at a rate of 8.125% per annum (the "Senior Notes"). The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the Senior Notes is payable semi-annually on January 1 and July 1. The Senior Notes mature on January 1, 2006. The Senior Notes are uncollateralized general obligations of the Authority and rank pari passu in right of payment with all current and future uncollateralized senior indebtedness of the Authority. Borrowings under the syndicated Bank Credit Facility and other capital lease obligations are collateralized by first priority liens on substantially all of the assets of the Authority. As a result, upon any distribution to creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to the Authority or the Tribe, the holders of collateralized debt may be paid in full in cash before any payment may be made with respect to the Senior Notes. The Senior Notes rank equally in right of payment with 50% of the Authority's payment obligations under the Relinquishment Agreement (see Note 6) and rank senior to the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement, the 1999 Senior Subordinated Notes, the 2001 Senior Subordinated Notes and the 2002 Senior Subordinated Notes. As of March 31, 2002, accrued interest on the Senior Notes was $4.1 million.

1999 Senior Subordinated Notes

   On March 3, 1999, the Authority issued $300.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.75% per annum (the "1999 Senior Subordinated Notes"). The proceeds from this financing were used to extinguish or defease existing debt, pay transaction costs and fund initial costs related to Project Sunburst. Interest on the 1999 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 1999 Senior Subordinated Notes mature on January 1, 2009. The 1999 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and in a liquidation, bankruptcy or similar proceeding 50% of the Authority's payment obligations under

                        MOHEGAN TRIBAL GAMING AUTHORITY
the Relinquishment Agreement that are then due and owing. The 1999 Senior Subordinated Notes rank equally with the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing, the 2001 Senior Subordinated Notes and the 2002 Senior Subordinated Notes. As of March 31, 2002, accrued interest on the 1999 Senior Subordinated Notes was $6.6 million.

2001 Senior Subordinated Notes

   On July 26, 2001, the Authority issued $150.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.375% per annum (the "2001 Senior Subordinated Notes"). The proceeds from this financing were used to pay transaction costs, pay down $90.0 million on the Bank Credit Facility and fund costs related to Project Sunburst. Interest on the 2001 Senior Subordinated Notes is payable semi-annually on January 1 and July 1. The 2001 Senior Subordinated Notes mature on July 1, 2011. The 2001 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and in a liquidation, bankruptcy or similar proceeding 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The 2001 Senior Subordinated Notes rank equally with the 1999 Senior Subordinated Notes, the 2002 Senior Subordinated Notes and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. As of March 31, 2002, accrued interest on the 2001 Senior Subordinated Notes was $3.1 million.

2002 Senior Subordinated Notes

   On February 20, 2002, the Authority issued $250.0 million Senior Subordinated Notes with fixed interest payable at a rate of 8.0% per annum (the "2002 Senior Subordinated Notes"). The proceeds from this financing were used to pay transaction costs and pay down $243.0 million of the outstanding balance under the Bank Credit Facility. Interest on the 2002 Senior Subordinated Notes is payable semi-annually on April 1 and October 1, with the first interest payment scheduled for October 1, 2002. The 2002 Senior Subordinated Notes mature on April 1, 2012. The 2002 Senior Subordinated Notes are uncollateralized general obligations of the Authority and are subordinated to the Bank Credit Facility, the Senior Notes and in a liquidation, bankruptcy or similar proceeding 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. The 2002 Senior Subordinated Notes rank equally with the 1999 Senior Subordinated Notes, the 2001 Senior Subordinated Notes and the remaining 50% of the Authority's payment obligations under the Relinquishment Agreement that are then due and owing. As of March 31, 2002, accrued interest on the 2002 Senior Subordinated Notes was $2.2 million.

Letters of Credit

   The Authority has available a $250,000 uncollateralized letter of credit that will expire in August 2002. The Authority also has a $550,000 letter of credit that expires in April 2003, which the Authority is currently negotiating a reduction. The $550,000 letter of credit was reduced from $1,000,000 on April 13, 2001. As of March 31, 2002, no amounts were drawn on the letters of credit.

NOTE 4--RELATED PARTY TRANSACTIONS

   The Tribe provides governmental and administrative services to the Authority in conjunction with the operation of Mohegan Sun. For the quarters ended March 31, 2002 and 2001, expenses associated with these services were $1.2 million and $2.7 million, respectively. During the six months ended March 31, 2002 and 2001, the Authority incurred $4.1 million and $5.5 million, respectively, of expenses for such services.

                        MOHEGAN TRIBAL GAMING AUTHORITY

   The Tribe, through one of its limited liability companies, has entered into various land lease agreements with the Authority for access, parking and related purposes for Mohegan Sun. For each of the quarters ended March 31, 2002 and 2001, expenses related to these agreements totaled $97,000. The Authority expensed $194,000 and $181,000 for the six months ended March 31, 2002 and 2001, respectively, relating to these land lease agreements.

NOTE 5--COMMITMENTS AND CONTINGENCIES

Project Sunburst

   The Tribe received a notification from Trading Cove Associates, or TCA, the developer of Project Sunburst, indicating that the cost of completing Project Sunburst is estimated to be $1.0 billion, excluding capitalized interest, which represents an increase of $40 million over the previous estimate of $960.0 million. TCA indicated that the $40.0 million increase relates to scope changes to the Mohegan Sun retail program amounting to $10.0 million and acceleration costs related to the early opening of the Casino of the Sky and the extended hotel tower completion date in the amount of $12.0 million. The balance of the increase relates to theming and quality improvements and claims reserves in the amount of $18.0 million. Mohegan Sun currently anticipates obtaining $25.0 million in operating lease financing to fund a portion of the cost overrun and will increase its 2002 annual capital expenditures by $15.0 million to the maximum authorized spending of $35.0 million to fund the balance of the overrun out of operating cash flows. As of March 31, 2002, the Authority has spent $936.2 million, excluding capitalized interest, on Project Sunburst. The remaining $63.8 million (of which $15.0 million will be categorized as annual capital expenditures) is anticipated to be spent during the remainder of fiscal year 2002.

   As of March 31, 2002, cumulative capitalized interest for Project Sunburst construction expenses totaled $44.1 million. Capitalized interest totaled $3.1 million and $5.9 million for the quarters ended March 31, 2002 and 2001, respectively. Capitalized interest totaled $6.3 million and $10.7 million for the six months ended March 31, 2002 and 2001, respectively.

The Mohegan Compact

   In May 1994, the Tribe and the State of Connecticut entered into a Memorandum of Understanding ("MOU") which sets forth certain matters regarding implementation of the Mohegan Compact. The MOU stipulates that a portion of the revenues earned on slot machines must be paid to the State of Connecticut ("Slot Win Contribution"). The Slot Win Contribution payments will not be required if the State of Connecticut legalizes any other gaming operations with slot machines or other commercial casino table games within Connecticut, except those consented to by the Tribe and the Mashantucket Pequot Tribe.For each 12-month period commencing July 1, 1995, the Slot Win Contribution shall be the lesser of (a) 30% of gross revenues from slot machines, or (b) the greater of
(i) 25% of gross revenues from slot machines or (ii) $80.0 million. The Authority reflected expenses associated with the Slot Win Contribution totaling $41.2 million and $33.8 million, respectively, for the quarters ended March 31, 2002 and March 31, 2001. For the six months ended March 31, 2001 and 2001, expenses associated with the Slot Win Contribution totaled $84.2 million and $66.8 million, respectively.

Expansion Construction Management Agreement with Perini Building Company, Inc.

   The Authority engaged Perini Building Company, Inc. ("Perini") as construction manager to provide construction management services for Project Sunburst. As construction manager, Perini is receiving a fee of

                        MOHEGAN TRIBAL GAMING AUTHORITY

$25.5 million for services including, but not limited to, pre-construction review and construction phase contract administration. In addition, the Authority has agreed to pay Perini $1.3 million in construction management fees relating to the Indian Summer Garage and $500,000 relating to the Thames Garage. As of March 31, 2002, Perini has received $22.3 million of the $27.3 million fee. Of the $22.3 million, $15.3 million has been included in property, plant and equipment and the remainder has been included in "construction in process" in the accompanying balance sheets. For the quarters ended March 31, 2002 and 2001, the Authority paid Perini $2.5 million and $970,000, respectively, related to the construction management fee. The Authority paid Perini $7.9 million and $3.0 million in fees for the six months ended March 31, 2002 and 2001, respectively.

Radio Station Guarantee

   The Authority entered into an agreement with AAA Entertainment, LLC ("AAA") to operate the radio station WMOS on the premises of Mohegan Sun. In the event WMOS's annual net revenue is less than $600,000, the Authority agrees to reimburse AAA $600,000 less the actual net revenue. AAA will retain 100% of WMOS's annual net revenues between $600,000 and $750,000 and the Authority will share one-half of annual net revenues that exceed $750,000. Amounts to be reimbursed are assessed monthly, but payments are calculated on a cumulative annual basis. No payments have been made during the quarter ended March 31, 2002. Payments to AAA have totaled $61,000 for the six months ended March 31, 2002. As of March 31, 2002 amounts due to AAA but not yet paid totaled $44,000. These amounts represent the revenue shortfall from October 1, 2001 through March 31, 2002.

Litigation

   The Authority is a defendant in certain litigation incurred in the normal course of business. In the opinion of management, based on the advice of counsel, the aggregate liability, if any, arising from such litigation will not have a materially adverse effect on the Authority's financial position, results of operations or cashflows.

NOTE 6--TCA AGREEMENTS

Relinquishment Agreement

   In February 1998, the Authority and TCA entered into an agreement (the "Relinquishment Agreement"). Effective January 1, 2000 (the "Relinquishment Date"), the Relinquishment Agreement superseded the September 30, 1995 Amended and Restated Gaming Facility Management Agreement (the "Management Agreement"), and provides that the Authority is to make certain payments to TCA out of, and determined as a percentage of, the gross revenues generated by the Mohegan Sun over a 15-year period commencing on the Relinquishment Date. The payments ("Senior Relinquishment Payments" and "Junior Relinquishment Payments"), each of which are calculated as 2.5% of revenues, as defined, have separate payment schedules and priority. Payment of Senior Relinquishment Payments commenced on April 25, 2000, twenty-five days following the end of the first three-month period following the Relinquishment Date, and continue at the end of each three-month period occurring thereafter until December 31, 2014. Junior Relinquishment Payments commenced on July 25, 2000, twenty-five days following the end of the first six-month period following the Relinquishment Date, and continue at the end of each six-month period occurring thereafter until December 31, 2014. Each Senior Relinquishment Payment and Junior Relinquishment Payment is an amount equal to 2.5% of the Revenues generated by Mohegan Sun over the immediately preceding three-month or six-month payment period, as the case may be. "Revenues" are defined as gross gaming revenues (other than Class II gaming revenue) and all other facility revenues (including, without limitation, hotel revenues, room service, food and beverage sales, ticket revenues, fees or receipts from convention/events center and all rental or other receipts from lessees and concessionaires but not the gross receipts of such lessees, licenses and concessionaires).

                        MOHEGAN TRIBAL GAMING AUTHORITY

   The Authority, in accordance with SFAS No. 5, "Accounting for Contingencies," has recorded a relinquishment liability of the estimated present value of its obligations under the Relinquishment Agreement.
A relinquishment liability of $549.1 million was established at September 30, 1998 based on the present value of the estimated future Mohegan Sun revenues utilizing the Authority's risk free investment rate. At March 31, 2002, the carrying amount of the relinquishment liability was $585.7 million as compared to $592.0 million at September 30, 2001. The decrease is due to $24.5 million in relinquishment payments, partially offset by $18.2 million in accretion of relinquishment liability discount. Of the $24.5 million in relinquishment payments for the six months ended March 31, 2002, $6.4 million represents principal amounts and the remaining $18.1 million is payment for the accretion of interest. Relinquishment payments of $21.0 million were made during the six months ended March 31, 2001. Of the $21.0 million in relinquishment payments for the six months ended March 31, 2001, $6.3 million represents principal payments and the remaining $14.7 million is payment for the accretion of interest. The accretion described above resulted from the impact on the discount for the time value of money due to the passage of time. As of March 31, 2002, relinquishment payments earned but unpaid were $12.5 million.

Development Agreement

   On February 7, 1998, the Authority and TCA entered into a development services agreement (the "Development Agreement"). Under the Development Agreement, TCA is responsible for the administration and supervision of the construction manager and the entire construction process of Project Sunburst. TCA is acting as the Authority's representative in connection with construction contracts that are approved by the Authority. Specifically, TCA is responsible for overseeing all persons performing work on the expansion site, inspecting the progress of construction, determining completion dates and reviewing contractor payment requests submitted to the Authority.

  Payment of the Development Fee

   Under the Development Agreement, the Authority is required to pay to TCA a development fee of $14.0 million. Pursuant to the payment schedule described in the Development Agreement, on January 15, 2000, the Authority began paying the development fee to TCA on a quarterly basis, based upon the incremental completion as of each payment date. As of March 31, 2002, the Authority has incurred $12.9 million related to the TCA development fee, of which $12.5 million has been paid. Of the $12.9 million, $8.8 million has been included in property, plant and equipment and the remainder has been included in "construction in process" in the accompanying balance sheets.

  Termination and Disputes

   The Development Agreement terminates upon the earlier of (a) completion of Project Sunburst or (b) February 7, 2008. In addition, each party has the right to terminate the Development Agreement if there is a material default or failure to perform a material duty or obligation by the other party. The parties must submit disputes arising under the Development Agreement to arbitration and have agreed that punitive damages may not be awarded to either party by an arbitrator. The Authority has also waived sovereign immunity for the purpose of permitting, compelling or enforcing arbitration and has agreed to be sued by TCA in any court of competent jurisdiction for the purposes of compelling arbitration or enforcing any arbitration or judicial award arising out of the Development Agreement.

================================================================================


                                 $250,000,000

                        Mohegan Tribal Gaming Authority

                     8% Senior Subordinated Notes due 2012




                   [LOGO]
                   Mohegan                                               [LOGO] THE MOHEGAN TRIBE
                   Sun                                                          MUNDO WIGO


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                                  PROSPECTUS

                              Dated May 23 , 2002

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